UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 8, 2025

CHURCHILL CAPITAL CORP X

(Exact name of registrant as specified in its charter)

Delaware	001-42646	86-1946291
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

640 Fifth Avenue, 14th Floor

New York, NY 10019

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 380-7500

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-quarter of one redeemable warrant	CCCXU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	CCCX	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	CCCXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On September 8, 2025, Churchill Capital Corp X (“Churchill” or “we”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among Churchill, AH Merger Sub I, Inc., a Delaware corporation and direct, wholly-owned subsidiary of Churchill (“Merger Sub I”), AH Merger Sub II, LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of Churchill (“Merger Sub II”) and ColdQuanta, Inc., a Delaware corporation (the “Company”).

Pursuant to the Merger Agreement, and on the terms and subject to the satisfaction or waiver of the conditions set forth therein, the parties thereto intend to effect a business combination transaction by which Merger Sub I will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Churchill (“First Merger”), and immediately following the First Merger, the surviving corporation of the First Merger will merge with and into Merger Sub II, with Merger Sub II continuing as the surviving entity (the “Second Merger” and, together with the First Merger, the “Mergers”). The transactions contemplated by the Merger Agreement, including the PIPE Investment (as defined below), are referred to as the “Transactions.”

The proposed Mergers are expected to be consummated following the receipt of the required approvals by the shareholders of Churchill and the Company and the satisfaction or waiver of certain other closing conditions set forth in the Merger Agreement.

Merger Agreement

The Domestication

Subject to obtaining the required shareholder approvals and at least one day prior to the time of the closing (the “Closing,” and the date on which the Closing occurs, the “Closing Date”) of the Mergers, Churchill will deregister as a Cayman Islands exempted company and transfer by way of continuation to and domesticate as a corporation incorporated under the laws of the State of Delaware (the “Domestication”). In connection with the Domestication, Churchill will file with the Secretary of State of the State of Delaware a certificate of incorporation (the “Domesticated SPAC Charter”). Among other things, the Domesticated SPAC Charter will change Churchill’s name to “Infleqtion, Inc.” (such company after the Domestication, “Domesticated SPAC”) and set forth the rights and preferences of the equity interests of Domesticated SPAC, including following the completion of the Mergers.

Immediately prior to the Domestication, each of the then issued and outstanding Class B ordinary shares of Churchill, par value $0.0001 per share (each, a “Cayman Class B Share”), will be converted, on a one-for-one basis, into a Class A ordinary share of Churchill, par value $0.0001 per share (each, a “Cayman Class A Share”). Pursuant to the Domestication: (i) each of the then issued and outstanding Cayman Class A Shares will convert automatically, on a one-for-one basis, into a share of common stock, par value $0.0001 per share, of Domesticated SPAC (the “Domesticated SPAC Common Stock”); (ii) each of the then issued and outstanding warrants to acquire Cayman Class A Shares (each, a “Cayman SPAC Warrant”) will convert automatically into a warrant to acquire a corresponding number of shares of Domesticated SPAC Common Stock, on a one-for-one basis, pursuant to the related warrant agreement (each warrant, a “Domesticated SPAC Warrant”); and (iii) each of the then issued and outstanding units of Churchill will be canceled and each holder will be entitled to one share of Domesticated SPAC Common Stock and one-quarter of one Domesticated SPAC Warrant.

Merger Consideration

The value of the aggregate consideration to be paid to the stockholders and vested equityholders of the Company at the Closing of the Mergers will be based on a pre-money equity value of the Company of $1,800,000,000 (the “Equity Value”). The Equity Value will be used to calculate the Exchange Ratio (as defined below). Each outstanding share of capital stock of the Company, subject to certain exceptions set forth in the Merger Agreement, will be cancelled and converted into the right to receive consideration as a result of the Mergers in the form of shares of Domesticated SPAC Common Stock based on the Exchange Ratio, which entitle the holder to one vote per share in matters submitted to the stockholders of Domesticated SPAC for approval. The “Exchange Ratio” will be equal to (i) the Per Share Equity Value divided by (ii) $10.00, where the “Per Share Equity Value” is the quotient obtained by dividing the (x) sum of (A) the Equity Value plus (B) the aggregate exercise price of all outstanding options to purchase shares of the Company (“Company Options”) (whether vested or unvested) by (y) the sum of the (A) total number of shares of common stock of the Company (“Company Common Stock”) outstanding as of immediately prior to the First Merger (after giving effect to the conversion of each share of preferred stock of the Company into shares of Company Common Stock, in accordance with their terms, prior to the Closing), including restricted stock awards of the Company (“Company Restricted Stock Awards”) and (B) total number of shares of Company Common Stock issuable in respect of all Company Options (whether vested and unvested), in each case, to the extent outstanding as of immediately prior to the First Merger.

Treatment of Equity Awards of the Company

As a result of the Mergers, all vested and unvested Company Options outstanding as of immediately prior to the Mergers will be assumed by Churchill, and will become options to purchase shares of Domesticated SPAC Common Stock on the same terms and conditions (including applicable vesting, exercise, termination and expiration provisions) as are in effect with respect to such Company Option immediately prior to the Mergers (each, an “Exchanged Option”). Each Exchanged Option will represent the right to acquire the whole number of shares of Domesticated SPAC Common Stock equal to the product of the number of shares of Company Common Stock that were subject to such option immediately prior to the Mergers, multiplied by the Exchange Ratio, and such Exchanged Option’s per-share exercise price will be equal to the quotient of the exercise price per share of Company Common Stock immediately prior to the Mergers divided by the Exchange Ratio, subject to rounding.

As a result of the Mergers, all Company Restricted Stock Awards outstanding as of immediately prior to the Mergers will be converted into a right to receive a number of shares of restricted shares of Domesticated SPAC Common Stock, on the same terms and conditions as are in effect with respect to each such Company Restricted Stock Award (including with respect to vesting and termination-related provisions) (each, an “Exchanged Restricted Stock Award”). Each Exchanged Restricted Stock Award will represent the number of shares of Domesticated SPAC Common Stock equal to the product of the number of whole shares of Company Common Stock that were subject to such award of Company Restricted Stock Awards immediately prior to the Mergers multiplied by the Exchange Ratio, subject to rounding.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations, warranties and covenants made by each of the Company and Churchill, including, among others, covenants providing for (i) the operation of the parties’ respective businesses during the interim period between the execution of the Merger Agreement and the Closing, (ii) Churchill and the Company’s efforts to satisfy conditions to the Closing, (iii) Churchill and the Company to cease discussions for alternative transactions, (iv) Churchill to prepare and file a registration statement and a proxy statement on Form S-4 (the “Registration Statement”) for the purpose of soliciting proxies from Churchill’s shareholders to vote on certain matters related to the Transactions (the “SPAC Stockholder Matters”), including adoption of the Merger Agreement and approval of the Transactions, approval of the Domestication (including adoption of the Domesticated SPAC Charter upon such Domestication), approval of the issuance of Domesticated SPAC Common Stock in connection with the Transactions and certain other matters at a special meeting called of Churchill’s shareholders (the “Special Meeting”), and (v) the Company to solicit approval of certain matters by the stockholders of the Company by written consent, including adoption of the Merger Agreement and approval of the Transactions (the “Company Stockholder Matters”).

Conditions to Closing

The Closing is subject to customary closing conditions for special purpose acquisition company transactions, including, among others: (i) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (ii) the UK Secretary of State, the Chancellor of the Duchy of Lancaster, or the Investment Security Unit will have notified Churchill in accordance with certain provisions under the National Security and Investment Act 2021 (the “NSI Act”), made a final order permitting the Transactions to proceed, or provided a written order that the Transactions are not subject to review under the NSI Act; (iii) the Treasurer of the Commonwealth of Australia or their delegate having either (A) provided written notice that there is no objection under the Foreign Acquisitions and Takeovers Act 1975 (Cth) (the “FATA”) to the Transactions (whether or not subject to conditions); or (B) become precluded from exercising any power to make an order under Division 2 of Part 3 of the FATA in relation to the Transactions; (iv) no order by a governmental authority preventing, materially restraining, enjoining or otherwise prohibiting the consummation of the Transactions or law being in force that prevents or materially restrains the consummation of the Transactions; (v) Churchill having at least $5,000,001 of net tangible assets as of the Closing (including giving effect to the PIPE Investment); (vi) approval by the SPAC’s shareholders of the SPAC Stockholder Matters; (vii) approval by the Company’s stockholders of the Merger Agreement and the Transactions; (viii) the adoption and execution of any organizational documents or agreements necessary to give effect to the governance arrangements contemplated by the Merger Agreement and the other transaction documents contemplated therein; (ix) shares of the Domesticated SPAC Common Stock being listed on the Nasdaq or other stock exchange mutually agreed between Churchill and the Company (the “Stock Exchange”); and (x) the Registration Statement becoming effective in accordance with the Securities Act of 1933, as amended (the “Securities Act”).

Additionally, the obligation of the Company to consummate the Transactions is also conditioned upon, among other things, (i) the amount of cash available in the Churchill’s trust account (after reduction for the aggregate amount of the Churchill shareholder redemptions payable by Churchill in connection with the Transactions but before the payment of transaction expenses and repayment of certain loans, if any) plus the net proceeds of any incremental financing (including, for the avoidance of doubt, any amounts raised or funded in connection with the PIPE Investment) raised by Churchill or the Company in connection with the Transactions (the “Available Closing SPAC Cash”), being at least equal to $100,000,000 as of the Closing (such condition, the “Minimum Cash Condition”); (ii) no SPAC Material Adverse Effect (as defined in the Merger Agreement) having occurred with respect to Churchill that is continuing; (iii) the covenants of certain parties to the Amended and Restated Sponsor Agreement (as defined below) having been performed in all material respects; and (iv) termination of certain agreements.

Additionally, the obligation of SPAC to consummate the Transactions are also conditioned upon, among other things, (i) the period for stockholders of the Company to demand dissenters’ rights with respect to the Mergers under Delaware law having expired, and no holder or holders, individually or in the aggregate, beneficially owning more than 5% of outstanding shares of the Company, on an as-converted to Company Common Stock basis, having properly exercised dissenters’ rights with respect to the Mergers under Delaware law or validly exercised similar rights under the Company’s organizational documents as of the Closing, and (ii) no Material Adverse Effect (as defined in the Merger Agreement) having occurred with respect to the Company that is continuing.

Termination

The Merger Agreement may be terminated in customary circumstances set forth in the Merger Agreement, including, among others: (i) by mutual written consent of Churchill and the Company; (ii) by either Churchill or the Company if the Transactions are not consummated on or before March 1, 2026; (iii) by either Churchill or the Company if the consummation of the Mergers is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation; (iv) by either Churchill or the Company if the other party has breached any of its covenants, agreements, representations or warranties which would result in the failure of certain conditions to be satisfied at the Closing, subject to cure rights; (v) by either Churchill or the Company if, at the Special Meeting, the Transactions and the other SPAC Stockholder Matters required to consummate the Transactions fail to be approved by holders of Churchill’s outstanding shares; (vi) by Churchill if the Company fails to obtain the written consent of the Company’s stockholders holding the requisite number of shares of capital stock of the Company necessary to approve the Company Stockholder Matters (the “Company Stockholder Approval”) within 48 hours of the Registration Statement being declared effective; or (vii) by the Company if the SPAC board of directors changes, withdraws, withholds, qualifies or modifies (or publicly proposes to do) its recommendation to SPAC stockholders to approve the SPAC Stockholder Matters.

The foregoing description of the Merger Agreement and the Transactions does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement and any related agreements. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. It is not intended to provide any other factual information about Churchill, the Company, or any other party to the Merger Agreement or any related agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, are subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Churchill’s public disclosures.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement filed as Exhibit 2.1 to this Current Report on Form 8-K.

Related Agreements

Company Voting and Support Agreement

Concurrently with the execution of the Merger Agreement, Churchill, the Company and certain stockholders of the Company entered into Stockholder Voting and Support Agreements (each, a “Company Voting and Support Agreement”), in their capacity as such. Under the terms of the Company Voting and Support Agreements, such stockholders of the Company have agreed, among other things, to deliver written consents to adopt the Merger Agreement and approve the Transactions, and to vote or consent in opposition to alternative transactions and other matters that could reasonably be expected to materially delay or impair the ability of the Company to consummate the Transactions. The stockholders of the Company party to the Company Voting and Support Agreements hold sufficient shares of stock of the Company to effect the Company Stockholder Approval. In addition, each Company stockholder party to a Company Voting and Support Agreement has agreed to refrain from exercising any dissenters’ rights under applicable law. The Company Voting and Support Agreements also contain certain restrictions on the transfer of the shares of stock of the Company held by such stockholders prior to the Closing, subject to certain exceptions.

The foregoing description of the Company Voting and Support Agreement is not complete and is qualified in its entirety by reference to the form of Company Voting and Support Agreement filed as Exhibit 10.2 to this Current Report on Form 8-K.

Amended and Restated Registration Rights Agreement

Effective upon the Closing of the Mergers, that certain Registration Rights Agreement of Churchill, dated May 13, 2025, will be amended and restated, and Churchill, Sponsor and certain persons and entities receiving Domesticated SPAC Common Stock in connection with the Merger (the “New Holders” and, together with Sponsor, the “Reg Rights Holders”) will be parties to an Amended and Restated Registration Rights Agreement, attached as Exhibit E to the Merger Agreement (the “A&R Registration Rights Agreement”). Pursuant to the A&R Registration Rights Agreement, the Domesticated SPAC will agree to use commercially reasonable efforts to (i) file with the SEC (at the Domesticated SPAC’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Reg Rights Holders within 30 business days after the Closing (the “Resale Registration Statement”) and (ii) cause the Resale Registration Statement to become effective as soon as reasonably practicable after the filing thereof, but in no event later than the 105th calendar day (or 165th calendar day if the Commission notifies the Domesticated SPAC that it will “review” the Resale Registration Statement) after the Closing Date. In certain circumstances, the Reg Rights Holders may demand in the aggregate up to three underwritten offerings and will be entitled to customary piggyback registration rights.

Pursuant to the A&R Registration Rights Agreement, the New Holders have agreed not to transfer their respective shares until the earlier of (a) 180 days following the Closing Date and (b) the date on which the dollar volume-weighted average price of one share of Domesticated SPAC Common Stock on the principal securities exchange or securities market on which the shares of Domesticated SPAC Common Stock are then traded (“VWAP”) of the Domesticated SPAC Common Stock equals or exceeds $12.00 per share during any 15 trading days within any 180 consecutive trading day period following the Closing. Similar transfer restrictions will apply to the shares of Domesticated SPAC Common Stock issued to former securityholders of the Company in connection with the Mergers pursuant to the Bylaws of Domesticated SPAC in effect following the Domestication and the Closing.

The foregoing description of the A&R Registration Rights Agreement is not complete and is qualified in its entirety by reference to the A&R Registration Rights Agreement attached as Exhibit E to the Merger Agreement filed as Exhibit 2.1 to this Current Report on Form 8-K.

Amended and Restated Sponsor Agreement

In connection with the execution of the Merger Agreement, on September 8, 2025, Churchill amended and restated that certain letter agreement, dated May 13, 2025, from the Sponsor and each of the persons undersigned thereto (the “Insiders”) to Churchill (the “Amended and Restated Sponsor Agreement”), pursuant to which each of the Sponsor and the Insiders agreed, among other things, (i) to vote or consent (or cause to be voted or consented) all of the Sponsor’s or such Insider’s shares (as applicable) of Churchill capital stock (a) in favor of the adoption and approval of the Merger Agreement and approval of the Transactions and all other SPAC Stockholder Matters (and any actions required in furtherance thereof), (b) if applicable, in favor of waiving any and all anti-dilution rights the Sponsor may hold pursuant to the governance documents of Churchill, (c) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant, obligation or agreement of Churchill contained in the Merger Agreement, (d) in favor of any proposal to adjourn or postpone the applicable stockholder meeting to a later date if (and only if) (1) there are not sufficient votes to approve and adopt any of the matters described in clause (a) above on the dates on which such meetings are held or proposed to be held or (2) the Minimum Cash Condition has not been satisfied, and (e) against the following actions or proposals: (1) any Business Combination Proposal (as defined in the Merger Agreement) or any proposal in opposition to approval of the Merger Agreement or in competition with or inconsistent with the Merger Agreement and (2) (A) any change in the dividend policy or present capitalization of SPAC or any amendment of the governance documents of Churchill or the Domesticated SPAC, except (x) as contemplated by clause (a) above or (y) to the extent expressly contemplated by the Merger Agreement, (B) any liquidation, dissolution or other change in Churchill’s corporate structure or business (other than as may be proposed pursuant to an extension proxy), (C) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any material respect of any representation, warranty, covenant, obligation or agreement of the Sponsor or any Insider under the Amended and Restated Sponsor Agreement, or (D) any other action or proposal involving Churchill or any of its subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions (excluding, for the avoidance of doubt, any action taken in connection with any valid action taken by Churchill to terminate the Merger Agreement in accordance with the terms thereof), (ii) not to redeem, elect to redeem or tender or submit any Cayman Class B Shares, Cayman Class A Shares or Domesticated SPAC Common Stock owned by it, him or her for redemption in connection with any of the stockholder approvals or proposals described in clause (i) above, or in connection with any vote to amend the governance documents of Churchill or the Domesticated SPAC, and (iii) to vote or consent (or cause to be voted or consented) all of the Sponsor’s or such Insider’s shares (as applicable) of Churchill capital stock in favor of the appointment or election of the individual(s) nominated for election in the Registration Statement in accordance with Section 8.09 of the Merger Agreement to the board of directors of the Domesticated SPAC.

Pursuant to the Amended and Restated Sponsor Agreement, 1,500,000 of Sponsor’s Cayman Class B Share (the “Sponsor Shares”) will unvest as of the Closing and will revest on the date on which (i) the VWAP of the Domesticated SPAC Common Stock equals or exceeds $12.00 per share during any 15 trading days within any 180 consecutive trading day period following the Closing or (ii) Churchill undergoes a change of control and the price per share received by stockholders of Churchill in such change of control transaction equals or exceeds $12.00 per share (or if consideration is not received by stockholders of Churchill, the price per share implied by such transaction is $12.00) (the “Triggering Event”). If the applicable vesting terms as described in the foregoing sentence is not achieved within five years of the Closing, such Sponsor Shares will be forfeited in accordance with the terms of the Amended and Restated Sponsor Agreement. In the event of a change of control of Churchill prior to the fifth anniversary of the Closing, the Sponsor Shares will vest immediately prior to the closing of such change of control if the change of control also constitutes the Triggering Event; otherwise, they will be automatically forfeited immediately prior to the closing for no consideration.

The foregoing description of the Amended and Restated Sponsor Agreement is not complete and is qualified in its entirety by reference to the Amended and Restated Sponsor Agreement filed as Exhibit 10.1 to this Current Report on Form 8-K.

Subscription Agreements

In connection with the execution of the Merger Agreement, on September 8, 2025, Churchill entered into certain common stock subscription agreements (the “Subscription Agreements”) with certain investment funds (the “PIPE Investors”) pursuant to which, Churchill has agreed to issue and sell to the PIPE Investors $126,547,600 of Domesticated SPAC Common Stock, par value $0.0001 (the “PIPE Shares”) in reliance on an exemption from registration under Section 4(a)(2) under the Securities Act at a purchase price of $10.00 per share (the “PIPE Investment”). The closing of the PIPE Investment is conditioned on all conditions set forth in the Merger Agreement having been satisfied or waived and other customary closing conditions, and the Transactions will be consummated immediately following the closing of the PIPE Investment. The Subscription Agreements will terminate upon the earlier to occur of (i) the termination of the Merger Agreement, (ii) the mutual written agreement of the parties thereto and (iii) March 21, 2026. The Subscription Agreements provide for, under certain circumstances, customary indemnities between Churchill and the PIPE Investors.

The Subscription Agreements provide that Churchill is required to file with the Securities and Exchange Commission (the “SEC”), within 30 days after the consummation of the Transactions, a shelf registration statement covering the resale of the PIPE Shares and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof but no later than the earlier of (i) the 90th day (or 150th day if the SEC notifies Churchill that it will “review” such registration statement) following the closing of the PIPE Investment and (ii) the fifth business day after the date Churchill is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be “reviewed” or will not be subject to further review.

The foregoing description of the Subscription Agreements is not complete and is qualified in its entirety by reference to the Subscription Agreements, the form of which is attached as Exhibit 10.3 to this Current Report and incorporated herein by reference.

Advisory Agreement

Effective upon the Closing of the Mergers, on September 8, 2025, Churchill and M. Klein & Company, through its affiliate, The Klein Group, LLC (the “Advisor”), entered into that certain Advisory Agreement (the “Advisory Agreement”) pursuant to which, Advisor will provide financial advisory, strategic consulting, and business development services to the Churchill. The Advisory Agreement has an initial term of two (2) years and is renewable for an additional one-year term upon mutual agreement of the parties.

The Advisory Agreement provides (i) for payments from the Domesticated SPAC to Advisor of a fixed cash retainer fee of $250,000 per quarter, and (ii) that in the event the Company undertakes (a) any merger, acquisition or other strategic transaction, or (b) any capital-markets financing (including an issuance of equity, debt or convertible securities in U.S. markets), the Company shall consider in good faith retaining the Advisor as a financial advisor for that transaction, in each case with such engagement to be covered by a separate agreement between the Company and Advisor, including mutually agreed fees and other terms.

The foregoing description of the Advisory Agreement is not complete and is qualified in its entirety by reference to the Advisory Agreement, the form of which is attached as Exhibit 10.4 to this Current Report and incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

On September 8, 2025, Churchill and the Company issued a press release (the “Press Release”) announcing the Transactions. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated by reference herein is an investor presentation, dated September 8, 2025.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Churchill under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill for their consideration. Churchill intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include preliminary and definitive proxy statements to be distributed to Churchill’s shareholders in connection with Churchill’s solicitation of proxies for the vote by Churchill’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Company stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents will be mailed to Company stockholders and Churchill shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill and Company shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto and, once available, the definitive proxy statement/prospectus/consent solicitation statement, as well as other documents filed with the SEC by Churchill in connection with the proposed transaction, as these documents will contain important information about Churchill, the Company and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus/consent solicitation statement, once available, as well as other documents filed by Churchill with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp X, 640 Fifth Avenue, 12th Floor, New York, NY 10019.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding the Company’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding the Company’s ability to execute its business model and the expected financial benefits of such model; expectations regarding the Company’s ability to attract, retain and expand its customer base; the Company’s deployment of proceeds from capital raising transactions; the Company’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; the Company’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting the Company’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for the Company to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of the Company and Churchill.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Churchill’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that the Company is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; the Company’s historical net losses and limited operating history; the Company’s expectations regarding future financial performance, capital requirements and unit economics; the Company’s use and reporting of business and operational metrics; the Company’s competitive landscape; the Company’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the Company’s concentration of revenue in contracts with government or state-funded entities; the potential need for additional future financing; the Company’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the Company’s reliance on strategic partners and other third parties; the Company’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against the Company or Churchill; failure to realize the anticipated benefits of the proposed transaction; the ability of Churchill or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by the Company, Churchill or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of the Company’s and Churchill’s management as of the date of this Current Report on Form 8-K; subsequent events and developments may cause their assessments to change. While the Company and Churchill may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect Churchill’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Current Report on Form 8-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Churchill’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill is not an investment in any of Churchill’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill, which may differ materially from the performance of Churchill’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill, the Company and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus/consent solicitation statement when it is filed by Churchill with the SEC. You can find more information about Churchill’s directors and executive officers in Churchill’s final prospectus related to its initial public offering filed with the SEC on May 15, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus/consent solicitation statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus/consent solicitation statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This Current Report on Form 8-K is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits.

The Exhibit Index is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Agreement and Plan of Merger and Reorganization, dated as of September 8, 2025, by and among Churchill Capital Corp X, AH Merger Sub I, Inc., AH Merger Sub II, LLC and ColdQuanta, Inc.

10.1	Amended and Restated Sponsor Agreement, dated as of September 8, 2025, by and among Churchill Capital Corp X, Churchill Sponsor X LLC and the Insiders

10.2*	Form of Stockholder Voting and Support Agreement, dated as of September 8, 2025, by and among Churchill Capital Corp X, ColdQuanta, Inc. and certain stockholders of the Company

10.3	Form of PIPE Subscription Agreement

10.4	Advisory Agreement, dated as of September 8, 2025, by and between Churchill Capital Corp X and M. Klein & Company, through its affiliate, The Klein Group, LLC

99.1	Joint Press Release of Churchill Capital Corp X and ColdQuanta, Inc., dated September 8, 2025

99.2	Investor Presentation of Churchill, dated September 8, 2025

*	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. Churchill Capital Corp X agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Churchill Capital Corp X

Dated: September 8, 2025

	By:	/s/ Jay Taragin
	Name:	Jay Taragin
	Title:	Chief Financial Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

by and among

CHURCHILL CAPITAL CORP X,

AH MERGER SUB I, INC.,

AH MERGER SUB II, LLC

and

COLDQUANTA, INC.

dated as of

September 8, 2025

i

EXHIBITS

Exhibit A	–	Form of SPAC Charter Upon Domestication
Exhibit B	–	Form of SPAC Bylaws Upon Domestication
Exhibit C	–	Sponsor Agreement
Exhibit D	–	Form of Company Voting and Support Agreement
Exhibit E	–	Form of A&R Registration Rights Agreement
Exhibit F	–	Form of Advisory Agreement
Exhibit G	–	Form of First Certificate of Merger
Exhibit H	–	Form of Second Certificate of Merger
Exhibit I	–	Form of A&R Certificate of Incorporation of the Surviving Corporation
Exhibit J	–	Form of A&R LLC Agreement of the Surviving Entity
Exhibit K	–	Form of Company Stockholder Written Consent

SCHEDULES

Schedule 7.05(a)	–	Financial Statements

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of September 8, 2025, by and among Churchill Capital Corp X, a Cayman Islands exempted company (which shall transfer by way of continuation and domesticate as a Delaware corporation prior to the Closing) (“SPAC”), AH Merger Sub I, Inc., a Delaware corporation and direct, wholly-owned Subsidiary of SPAC (“Merger Sub I”), AH Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly-owned Subsidiary of SPAC (“Merger Sub II” and together with Merger Sub I, “Merger Subs”) and ColdQuanta, Inc., a Delaware corporation (the “Company”). SPAC, Merger Subs and the Company are collectively referred to herein as the “Parties” and individually as a “Party.” Capitalized terms used and not otherwise defined herein have the meanings set forth in Section 1.01.

RECITALS

WHEREAS, SPAC is a blank check company incorporated as a Cayman Islands exempted company and formed to acquire one or more operating businesses through a Business Combination;

WHEREAS, subject to the satisfaction or waiver of the conditions of this Agreement (other than those conditions that by their terms or nature are to be satisfied at the Closing, but subject to such conditions being capable of being satisfied at the Closing), prior to the Closing, SPAC shall transfer by way of continuation to and domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”), Section 18-212 of the Delaware Limited Liability Company Act (the “DLLCA”), and Part 12 of the Cayman Companies Act (the “Domestication”). The Domestication will take place at least one day prior to the Closing;

WHEREAS, the sole holder of the SPAC Class B Ordinary Shares shall cause to be converted, immediately prior to the Domestication, each then issued and outstanding SPAC Class B Ordinary Share, on a one-for-one basis, into a SPAC Class A Ordinary Share (the “Sponsor Share Conversion”). In connection with the Domestication: (a) each then issued and outstanding SPAC Class A Ordinary Share shall convert automatically, on a one-for-one basis, into a share of SPAC Common Stock; (b) each then issued and outstanding warrant to acquire SPAC Class A Ordinary Shares (each a “Cayman SPAC Warrant”) shall convert automatically into a warrant to acquire a corresponding number of shares of the SPAC Common Stock, on a one-for-one basis (“Domesticated SPAC Warrant”), pursuant to the Warrant Agreement; and (c) each then issued and outstanding unit of SPAC (the “Cayman SPAC Units”) shall be cancelled and will thereafter entitle the holder of such unit to one share of SPAC Common Stock and one-quarter of one Domesticated SPAC Warrant;

WHEREAS, substantially concurrently with, and in order to effectuate, the Domestication, and subject to the satisfaction or waiver of the conditions of this Agreement (other than those conditions that by their terms or nature are to be satisfied at the Closing, but subject to such conditions being capable of being satisfied at the Closing), SPAC will: (a) file a certificate of corporate domestication and a certificate of incorporation with the Secretary of State of the State of Delaware in substantially the form attached as Exhibit A (the “SPAC Charter Upon Domestication”); and (b) adopt bylaws in substantially the form attached as Exhibit B (the “SPAC Bylaws Upon Domestication”). SPAC and the Company may agree upon changes to the forms attached as Exhibits A and B, provided those changes are reflected in a written instrument signed by each of SPAC and the Company;

WHEREAS, on the terms and subject to the conditions of this Agreement and in accordance with the DGCL and other applicable Laws, the Parties intend to enter into a business combination transaction pursuant to which (a) Merger Sub I will merge with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”) (the “First Merger”), and (b) immediately following the First Merger, the Surviving Corporation will merge with and into Merger Sub II, with Merger Sub II continuing as the surviving entity (the “Surviving Entity”) (the “Second Merger” and, together with the First Merger, the “Mergers”);

WHEREAS, for U.S. federal (and, as applicable, state and local) income tax purposes, each of the Parties intends that (i) the Domestication will qualify as a “reorganization” described in Section 368(a)(1)(F) of the Code and the Treasury Regulations promulgated under Section 368 of the Code; (ii) the Sponsor Share Conversion will qualify as a “reorganization” described in Section 368(a)(1)(E) of the Code and the Treasury Regulations promulgated under Section 368 of the Code; (iii) the Mergers, taken together as integrated steps of a single transaction for U.S. federal income tax purposes, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder; and (iv) this Agreement shall constitute a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g);

WHEREAS, the Company Board has unanimously (i) determined that the Mergers are fair to, and in the best interests of the Company and the Holders, (ii) approved and adopted this Agreement and declared it advisable and approved the Transactions (including the Mergers), and (iii) recommended that the stockholders of the Company approve and adopt this Agreement and approve the Transactions (including the Mergers) and directed that this Agreement and the Transactions (including the Mergers) be submitted for consideration by the stockholders of the Company (the “Company Board Recommendation”);

WHEREAS, the board of directors of SPAC has unanimously (i) determined that it is in the best interests of SPAC and the shareholders of SPAC, and declared it advisable, to enter into this Agreement providing for the Domestication and the Mergers in accordance with the DGCL and DLLCA, (ii) approved this Agreement and the Transactions, including the Domestication and the Mergers in accordance with the DGCL, the DLLCA, and the Cayman Companies Act on the terms and subject to the conditions of this Agreement, and (iii) adopted a resolution recommending the SPAC Stockholder Matters be approved and adopted by the shareholders of SPAC (the “SPAC Board Recommendation”);

WHEREAS, concurrently with the execution and delivery of this Agreement, Sponsor and SPAC have entered into the Sponsor Agreement, a copy of which is attached as Exhibit C hereto;

WHEREAS, concurrently with the execution and delivery of this Agreement, certain Holders holding shares of Company Stock sufficient to constitute the Company Stockholder Approval have entered into one or more Voting and Support Agreements substantially in the form of Exhibit D attached hereto (each, a “Company Voting and Support Agreement”) with SPAC pursuant to which, inter alia, such Holders have agreed to vote their respective shares of Company Stock in favor of this Agreement, the Mergers and the Transactions;

WHEREAS, concurrently with the execution and delivery of this Agreement, SPAC, Sponsor, and certain stockholders of the Company have entered into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”) substantially in the form attached hereto as Exhibit E, pursuant to which, effective as of the Closing, among other things certain stockholders of the Company have agreed, subject to certain exceptions, to not transfer the Merger Consideration received by them in connection with the Mergers for certain specified periods of time following the Closing Date; and

WHEREAS, concurrently with the execution and delivery of this Agreement, SPAC and an Affiliate of Sponsor have entered into an Advisory Agreement (the “Advisory Agreement”) substantially in the form attached hereto as Exhibit F, pursuant to which, effective as of the Closing, among other things, such Affiliate will provide financial advisory, strategy consulting, business development and investor relations to the Company.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

Section 1.01. Definitions. For purposes of this Agreement, the following capitalized terms have the following meanings:

“2017 Plan” means the ColdQuanta, Inc. 2017 Stock Incentive Plan, as amended from time to time.

“A&R Registration Rights Agreement” has the meaning specified in the Recitals.

“Acquisition Transaction” has the meaning specified in Section 9.04(a).

“Action” means any claim, action, suit, assessment, arbitration or legal, judicial or administrative proceeding (whether at Law or in equity) by or before a Governmental Authority.

“Additional SEC Reports” has the meaning specified in Section 8.07.

“Advisory Agreement” has the meaning specified in the Recitals.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. The term “control” means the ownership of a majority of the voting securities of the applicable Person or the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the applicable Person, whether through ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto; provided, that, in no event shall

Sponsor be considered an Affiliate of any portfolio company of any investment fund affiliated with M. Klein & Company nor shall any portfolio company of any investment fund affiliated with M. Klein & Company be considered to be an Affiliate of Sponsor; provided, further, that, in no event shall the Company or any of the Company’s Subsidiaries be considered an Affiliate of any portfolio company (other than the Company and its Subsidiaries) of any investment fund affiliated with any direct or indirect equityholder of the Company nor shall any portfolio company (other than the Company and its Subsidiaries) of any investment fund affiliated with any direct or indirect equityholder of the Company be considered to be an Affiliate of the Company or any of the Company’s Subsidiaries.

“Agreement” has the meaning specified in the preamble hereto.

“AI Inputs” has the meaning specified in Section 5.19(f)(i).

“Antitrust Laws” means any supranational, national, federal, state, county, local or foreign antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict, investigate or regulate actions having the purpose or effect of monopolization, attempted monopolization, abuse of dominance or restraint of trade or lessening competition through merger or acquisition.

“Appraisal Rights Deadline” has the meaning specified in Section 9.02(f).

“Available Closing SPAC Cash” means an amount equal to (i) all amounts in the Trust Account (after reduction for the aggregate amount of payments required to be made in connection with the SPAC Stockholder Redemption and any Permitted Withdrawals but before (A) payment of any SPAC Transaction Expenses or Company Transaction Expenses and (B) repayment of Sponsor loans, if any), plus (ii) the net proceeds of any incremental financing raised by SPAC or the Company in connection with the transactions contemplated by this Agreement, including for the avoidance of doubt, any amounts raised or funded in connection with a PIPE Investment in accordance with the terms and conditions of the PIPE Subscription Agreements. For the avoidance of doubt, such amount shall exclude any cash and cash equivalents on the balance sheet or otherwise in the bank accounts of the Company.

“Business Combination” has the meaning ascribed to such term in the Existing SPAC Governing Document.

“Business Combination Proposal” has the meaning set forth in Section 9.04(b).

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or San Francisco, California are authorized or required by Law to close.

“Business Software” means all material Software owned or purported to be owned by the Company or any of its Subsidiaries.

“Capitalization Date” has the meaning specified in Section 5.06(b).

“Cayman Companies Act” means the Companies Act (Revised) of the Cayman Islands.

“Cayman SPAC Units” has the meaning specified in the Recitals.

“Cayman SPAC Warrant” has the meaning specified in the Recitals.

“Closing” has the meaning specified in Section 4.01.

“Closing Date” has the meaning specified in Section 4.01.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company” has the meaning specified in the preamble hereto.

“Company AI” has the meaning specified in Section 5.19(f)(i).

“Company Benefit Plan” has the meaning specified in Section 5.13(a).

“Company Board” means the Board of Directors of the Company.

“Company Board Recommendation” has the meaning specified in the Recitals.

“Company Certificate of Incorporation” means the Fourth Amended and Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on December 27, 2024.

“Company Closing Statement” has the meaning specified in Section 4.03.

“Company Common Stock” means the common stock, par value $0.0001 per share, of the Company.

“Company Convertible Securities” means (a) any Simple Agreement for Future Equity issued by the Company and (b) any convertible promissory notes or other convertible debt that is convertible into or exchangeable for capital stock of the Company.

“Company Cure Period” has the meaning specified in Section 11.01(b).

“Company Disclosure Letter” has the meaning specified in ARTICLE 5.

“Company Employee” means as of the date of determination, an employee of the Company or any of its Subsidiaries as of such date.

“Company Employee List” means the letter provided by the Company to SPAC simultaneously with the execution and delivery of this Agreement, which letter contains a true and complete list of each Company Employee as of the date of this Agreement, on a no-name basis if required by applicable Law, together with each such Company Employee’s title or position, work location, full-time or part-time status, current rate of hourly wage or salary, and current annual target cash bonus opportunity, in each case as of the date of this Agreement and as applicable.

“Company Equity Award” means, collectively, the Company Options and the Company Restricted Stock Awards.

“Company Intellectual Property” means the Owned Intellectual Property and Licensed Intellectual Property.

“Company Options” means all issued and outstanding options to purchase or otherwise acquire Company Common Stock (whether or not vested) held by any Person granted under the 2017 Plan.

“Company Preferred Stock” means the Company Series A Preferred Stock, Company Series B Preferred Stock, Company Series B-1 Preferred Stock, Company Series C Preferred Stock, Company Series C-1 Preferred Stock, Company Series Seed Preferred Stock, Company Series Seed II Preferred Stock.

“Company Representations” means the representations and warranties of the Company expressly and specifically set forth in ARTICLE 5 of this Agreement, as qualified by the Company Disclosure Letter. For the avoidance of doubt, the Company Representations are solely made by the Company.

“Company Restricted Stock Award” means any shares of Company Common Stock or Company Preferred Stock that are subject to vesting or forfeiture, whether granted under the 2017 Plan, issued in respect of early exercised Company Options, issued as contingent consideration, or otherwise.

“Company Series A Preferred Stock” means the Series A preferred stock, par value $0.0001 per share, of the Company.

“Company Series B Preferred Stock” means the Series B preferred stock, par value $0.0001 per share, of the Company.

“Company Series B-1 Preferred Stock” means the Series B-1 preferred stock, par value $0.0001 per share, of the Company.

“Company Series C Preferred Stock” means the Series C preferred stock, par value $0.0001 per share, of the Company.

“Company Series C-1 Preferred Stock” means the Series C-1 preferred stock, par value $0.0001 per share, of the Company.

“Company Series Seed Preferred Stock” means the Series Seed preferred stock, par value $0.0001 per share, of the Company.

“Company Series Seed II Preferred Stock” means the Series Seed II preferred stock, par value $0.0001 per share, of the Company.

“Company Service Provider” means each individual who is a current or former director, officer, employee, independent contractor or other service provider of the Company or any of its Subsidiaries, including any Company Employee.

“Company Specified Representations” has the meaning specified in Section 10.02(a)(i).

“Company Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Stockholder Agreements” means (i) the Company Certificate of Incorporation; (ii) the Fourth Amended and Restated Voting Agreement, dated as of December 27, 2024 by and among the Company and certain Holders; (iii) the Fourth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of December 27, 2024 by and among the Company and certain Holders; and (iv) the Fourth Amended and Restated Investors’ Rights Agreement, dated as of December 27, 2024 by and among the Company and certain Holders.

“Company Stockholder Approval” means the adoption of this Agreement by the vote or consent of (i) the holders of a majority of the voting power of the outstanding capital stock of the Company (voting together as a single class, and, with respect to the Company Preferred Stock, on an as-converted to Company Common Stock basis) and (ii) the holders of a majority of the voting power of the outstanding Company Preferred Stock (voting together as a single class on an as-converted to Company Common Stock basis).

“Company Subsidiary Securities” has the meaning specified in Section 5.07.

“Company Total Shares” means the sum of (i) the aggregate number of issued and outstanding shares of Company Common Stock as of immediately prior to the First Effective Time after giving effect to the Conversions set forth under Section 3.01 and including, for the avoidance of doubt, shares subject to any Company Restricted Stock Award, and (ii) the aggregate number of shares of Company Common Stock issuable upon the exercise of all outstanding Company Options (vested and unvested) as of immediately prior to the First Effective Time.

“Company Transaction Expenses” means all accrued fees, costs and expenses of the Company and its Subsidiaries incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements, the performance and compliance with all Transaction Agreements and conditions contained herein to be performed or complied with at or before Closing, and the consummation of the Transactions, including the fees, costs, expenses and disbursements of counsel, accountants, advisors and consultants of the Company and its Subsidiaries, to the extent unpaid prior to the Closing; provided that, any engagement letters the Company intends to enter into with any (i) financial advisors or (ii) capital markets advisors will, in each case, require the prior written consent of SPAC.

“Company Voting and Support Agreement” has the meaning specified in the Recitals.

“Confidentiality Agreement” has the meaning specified in Section 12.09.

“Contracts” means any written legally binding contracts, agreements, subcontracts, leases and purchase orders and all material written amendments, modifications and written supplements thereto.

“Conversions” has the meaning specified in Section 3.01.

“Cooley” has the meaning specified in Section 12.17(b).

“D&O Tail” has the meaning specified in Section 8.02(b).

“Data Security Program” means Executive Order 14117 and rules issued thereunder, including 28 C.F.R. Part 202, as amended from time to time.

“DGCL” has the meaning specified in the Recitals.

“Dissenting Shares” has the meaning specified in Section 3.04.

“Dissenting Stockholders” has the meaning specified in Section 3.04.

“DLLCA” has the meaning specified in the Recitals.

“Domesticated SPAC Warrant” has the meaning specified in the Recitals.

“Domestication” has the meaning specified in the Recitals.

“DPA” has the meaning specified in Section 6.20.

“Enforceability Exceptions” has the meaning specified in Section 5.03.

“Environmental Laws” means any and all applicable Laws relating to pollution or protection of the environment (including natural resources) or human health and safety (with respect to exposure to Hazardous Materials), or the use, storage, emission, disposal or release of Hazardous Materials, each as in effect as of the date hereof.

“Equity Plans” has the meaning specified in Section 8.11.

“Equity Value” means $1,800,000,000.

“ERISA” has the meaning specified in Section 5.13(a).

“ERISA Affiliate” means each entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the Company and its Subsidiaries, or that is, or was at the relevant time, a member of the same “controlled group” as the Company and its Subsidiaries pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning specified in Section 3.05(a).

“Exchange Pool” has the meaning specified in Section 3.05(a).

“Exchange Ratio” means the quotient obtained by dividing (i) the Per Share Equity Value by (ii) ten dollars ($10.00).

“Exchanged Option” has the meaning specified in Section 3.03(b).

“Excise Tax” means any Taxes imposed on SPAC pursuant to Section 4501 of the Code (and any related guidance, including IRS Notice 2023-2) with respect to the exercise of any SPAC Stockholders of their redemption rights, and any penalties or interest thereon.

“Excluded Share” has the meaning specified in Section 3.02(c).

“Existing SPAC Governing Document” means the Amended and Restated Memorandum and Articles of Association of SPAC, as adopted by special resolution on May 13, 2025 and as in effect on the date hereof.

“Export Administration Regulations” means 15 C.F.R. 730-774, as implemented or revised from time to time.

“Export-Import Laws” means all applicable Laws and regulations relating to export, reexport, transfer, and import controls, including but not limited to the U.S. Export Controls Act of 2018 (22 U.S.C. 2751 et seq.), the Export Administration Regulations, the International Traffic in Arms Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, the UK export control Laws and regulations and the EU military and dual-use export control regulations and additional export and impot restrictions imposed by EU Member States.

“Extended Termination Date” has the meaning specified in Section 11.01(b).

“FATA” has the meaning specified in Section 8.01(d).

“Financial Statements” has the meaning specified in Section 5.08(a).

“First Certificate of Merger” has the meaning specified in Section 2.02(a).

“First Effective Time” has the meaning specified in Section 2.02(a).

“First Merger” has the meaning specified in the Recitals.

“Foreign Benefit Plan” has the meaning specified in Section 5.13(j).

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Generative AI Tools” has the meaning specified in Section 5.19(f)(iii).

“Government Closure” has the meaning specified in Section 7.03(a).

“Government Official” means any officer or employee of a Governmental Authority or any department, agency, or instrumentality thereof, including any political subdivision thereof or any corporation or other Person owned or controlled in whole or in part by any Governmental Authority or any sovereign wealth fund, or of a public international organization, or any Person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization, or any political party, party official, or candidate thereof.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Grant Date” has the meaning specified in Section 5.13(e).

“Hazardous Material” means material, substance or waste that is listed, regulated, or otherwise defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning) under applicable Environmental Laws, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, per- and polyfluoroalkyl substances, flammable or explosive substances, or pesticides.

“Holders” means all Persons who hold one or more shares of Company Stock as of immediately prior to the First Effective Time.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“ICE” has the meaning specified in Section 5.14(g).

“Indebtedness” means, with respect to any Person as of any time, without duplication, (i) all indebtedness for borrowed money of such Person or indebtedness issued by such Person in substitution or exchange for borrowed money, (ii) indebtedness evidenced by any note, bond, debenture or other debt security, in each case, as of such time of such Person, (iii) obligations of such Person for the deferred purchase price of property or other services (other than trade payables or accruals incurred in the ordinary course of business), (iv) all obligations as lessee that are required to be capitalized in accordance with GAAP (other than real estate leases and any other leases that are only required to be capitalized upon adoption of ASC 842), (v) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, to the extent drawn or claimed against, (vi) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, (vii) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person, and (viii) all obligations of the type referred to in clauses (i) - (vii) of this definition of any other Person, the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations. Notwithstanding anything to the contrary contained herein, “Indebtedness” of any Person shall not include any item that would otherwise constitute “Indebtedness” of such Person that is an obligation between such Person and any wholly-owned Subsidiary of such Person or between any two or more wholly-owned Subsidiaries of such Person.

“Indemnified Person” has the meaning specified in Section 8.02(a).

“Indemnitee Affiliates” has the meaning specified in Section 8.02(c).

“Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Regulatory Consent Authority relating to the Transactions or by any third party challenging the Transactions, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by any Regulatory Consent Authority or any subpoena, interrogatory or deposition.

“INFQ Group” has the meaning specified in Section 12.17(b).

“Intellectual Property” means all intellectual property rights (including with respect to Technology) created, arising, or protected under applicable Law (or any other similar statutory provision or common law doctrine in the United States or anywhere else in the world), whether registered, unregistered or registrable, including all: (i) patents, patent applications and such rights in inventions (whether or not patentable and whether or not reduced to practice), (ii) trademarks, service marks, trade names, trade dress, logos, slogans and other indicia of commercial source or origin and general intangibles of a like nature, and all goodwill associated with any of the foregoing (collectively, “Trademarks”), (iii) copyrights, mask works and such rights in copyrightable works and works of authorship, and moral rights and technical database and design rights, and rights in data collections, (iv) internet domain names and social media accounts, (v) trade secrets and such rights in confidential information, proprietary information and other non-public information, including inventions, invention disclosures, inventor’s notes, designs, plans, specifications, unpatented blueprints, drawings, discoveries and improvements, know-how, manufacturing and production processes and techniques, research and development information, market know-how, customer lists, and proprietary data (collectively, “Trade Secrets”), (vi) any of the foregoing rights in Software and Technology, (vii) industrial property rights, and (viii) all issuances, registrations and applications to register (including any reissuances, divisionals, continuations, continuations-in-part, revisions, renewals, extensions, and re-examinations thereof and rights to claim priority to) any of the foregoing (i) – (vii).

“Intended Tax Treatment” has the meaning specified in Section 9.05(b).

“Interim Period” has the meaning specified in Section 7.01.

“IRS” means the Internal Revenue Service.

“IT Systems” means all computer systems, servers, networks, websites, firmware, computer hardware and equipment used to process, store, maintain and operate data, information and functions that are owned, controlled, licensed, or leased by a Person, including any Software embedded or installed thereon.

“JOBS Act” has the meaning specified in Section 8.12.

“Labor Contract” has the meaning specified in Section 5.12(a)(ix).

“Labor Union” has the meaning specified in Section 5.12(a)(ix).

“Law” means any applicable statute, law (including principle of common law and law of equity), ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased by the Company or its Subsidiaries.

“Leases” has the meaning specified in Section 5.18(c).

“Licensed Intellectual Property” has the meaning specified in Section 5.19(a).

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, easement, license, option, right of first refusal, security interest or other lien of any kind.

“Malware” has the meaning specified in Section 5.19(d).

“Material Adverse Effect” means, with respect to the Company, a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole: (a) any change in applicable Laws or GAAP or any interpretation thereof, (b) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, (c) the announcement or the execution of this Agreement, the pendency or consummation of the Mergers or the performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees (provided that the exceptions in this clause (c) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 5.04 and, to the extent related thereto, the condition in Section 10.02(a)), (d) any change generally affecting any of the industries or markets in which the Company or its Subsidiaries operate or the economy as a whole, including inflation or supply chain disruptions, (e) the compliance with the terms of this Agreement or the taking of any action required or contemplated by this Agreement or with the prior written consent of SPAC (provided that the exceptions in this clause (e) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 5.04 and, to the extent related thereto, the condition in Section 10.02(a)), (f) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of God or other force majeure event, or acts of terrorism, cyberterrorism, any acts or threats of war (whether or not declared), imposition of tariffs or trade wars, civil unrest, civil disobedience, sabotage, cybercrime, government shutdowns, national or international calamity, military action, outbreak of hostilities, declaration of a national emergency or any other similar event, or any change, escalation or worsening thereof after the date hereof, (g) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, the Company operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (h) any failure of the Company and its Subsidiaries, taken as a whole, to meet any projections, predictions, forecasts or budgets; provided, that clause (h) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections, predictions or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect), (i) any epidemic, pandemic or disease outbreak or any Law, directive, pronouncement or guideline issued by a Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization or industry group providing for business closures, changes to business operations, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak or any change in such Law, directive, pronouncement or guideline or interpretation thereof following the date of this Agreement or the Company’s or any of its Subsidiaries’ compliance therewith, (j) any stockholder class action litigation, derivative or similar litigation arising out of or in connection with or relating to this Agreement and the Transactions, including allegations of a breach of fiduciary duty or any demand, action, claim or proceeding for appraisal of any Company Stock pursuant to the DGCL in connection with this Agreement and the Transactions, (k) the identity of, or any facts or circumstances relating to, SPAC, Merger Subs or their respective affiliates, or the availability of equity, debt or other financing to SPAC or Merger Subs, or (l) any matter set forth in the Schedules to this Agreement; provided that, in the case of clauses (a), (b), (d), (f) and (g) such changes may be taken into account to the extent (but only to the extent) that such changes have had a disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other competitors or comparable entities operating in the industries or markets and geographic areas in which the Company and its Subsidiaries operate.

“Material Contracts” has the meaning specified in Section 5.12(a).

“Merger Consideration” means the number of shares of SPAC Common Stock (including shares subject to any SPAC Restricted Stock Award) issuable to holders of Company Stock (including, for the avoidance of doubt, shares subject to any Company Restricted Stock Award) in the Mergers pursuant to ARTICLE 3.

“Merger Sub I” has the meaning specified in the preamble hereto.

“Merger Sub II” has the meaning specified in the preamble hereto.

“Merger Subs” has the meaning specified in the preamble hereto.

“Mergers” has the meaning specified in the Recitals.

“Modification of Recommendation” has the meaning specified in Section 9.02(e).

“Most Recent Balance Sheet” has the meaning specified in Section 5.08(a).

“Multiemployer Plan” means each Company Benefit Plan that is a “multiemployer plan” as defined in Section 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code.

“Nasdaq” means the Nasdaq Global Market.

“National Security Laws” means any Law relating to foreign investment or national security, including for the avoidance of doubt the NSI Act and the FATA.

“NSI Act” has the meaning specified in Section 8.01(c).

“Open Source Software” means any software that is distributed (i) as “free software” (as defined by the Free Software Foundation), (ii) as “open source software” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) or other license that substantially conforms to the Open Source Definition (opensource.org/osd), or (iii) under a license that (A) requires source code or derivative works based on such software to be made publicly available under the same license or (B) prohibits the receipt of consideration in connection with sublicensing or distributing such software.

“Outbound Investment Security Program” means 31 C.F.R. Part 850, as implemented or revised from time to time.

“Owned Intellectual Property” means all Intellectual Property and Technology that is owned or purported to be owned by the Company or its Subsidiaries.

“Owned Real Property” means all real property owned by the Company or its Subsidiaries.

“Party” and “Parties” have the meanings specified in the preamble hereto.

“Per Share Equity Value” means the quotient obtained by dividing (i) the sum of (A) the Equity Value plus (B) the aggregate exercise price of all Company Options, in each case to the extent outstanding (whether vested or unvested) as of immediately prior to the First Effective Time by (ii) the Company Total Shares.

“Per Share Merger Consideration” means, with respect to any share of Company Common Stock (including, for the avoidance of doubt, any share subject to any Company Restricted Stock Award) that is issued and outstanding immediately prior to the First Effective Time after giving effect to the Conversions set forth under Section 3.01, the right to receive shares of SPAC Common Stock pursuant to Section 3.02(a) or shares subject to any SPAC Restricted Stock Award pursuant to Section 3.03(c).

“Permits” has the meaning specified in Section 5.17.

“Permitted Liens” means (i) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens that arise in the ordinary course of business, that relate to amounts not yet delinquent or that are being contested in good faith through appropriate Actions, in each case only to the extent appropriate reserves have been established in accordance with GAAP, (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (iii) Liens for Taxes not yet delinquent or which are being contested in good faith through appropriate Actions for which appropriate reserves have been established in accordance with GAAP, (iv) Liens, encumbrances and restrictions on Leased Real Property (including easements, covenants, rights of way and similar restrictions of record) that (A) are matters of record, (B) would be disclosed by a current, accurate survey or physical inspection of such Leased Real Property, and (C) do not materially interfere with the present uses of such Leased Real Property, (v) Liens that (A) were not incurred in connection with indebtedness for borrowed money and (B) are not material to the Company and its Subsidiaries, taken as a whole, (vi) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business, (vii) Liens securing any Indebtedness of the Company and its Subsidiaries, (viii) any Lien that is disclosed on the Most Recent Balance Sheet or notes thereto (or securing liabilities reflected on such balance sheet), (ix) deemed to be created by this Agreement, any Transaction Agreement or any other document executed in connection herewith, (x) any Lien that will be released prior to the Closing, and (xi) any other Liens that would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company and its Subsidiaries as presently conducted.

“Permitted Withdrawals” has the meaning given to it in the Existing SPAC Governing Document.

“Permitted Working Capital Loan” means one or more Working Capital Loans in an aggregate principal amount up to $1,500,000, which may be converted into up to an additional 150,000 Cayman SPAC Units, at the price of $10.00 per unit, prior to the Domestication.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Personal Information” means information in the Company’s possession, custody, or control that constitutes “personal data,” “personal information,” “personally identifiable information,” or a similar term under applicable Privacy Laws.

“Personnel IP Agreements” has the meaning specified in Section 5.19(c).

“PIPE Investments” shall have the meaning set forth in Section 9.03.

“PIPE Subscription Agreements” shall have the meaning set forth in Section 9.03.

“Policies” has the meaning specified in Section 5.16.

“Premium Cap” has the meaning specified in Section 8.02(b).

“Prior Government Contracts” has the meaning specified in Section 5.12(a)(vi).

“Privacy Laws” means all applicable Laws regarding data privacy, data protection, or data security governing the receipt, collection, compilation, adaptation or alteration, retrieval, use, storage, processing, sharing, safeguarding, security (technical, administrative and physical), disposal, destruction, disclosure or transfer (including cross-border) whether or not by automated means (collectively, “Processing”, or “Processed”, as applicable) of Personal Information by or for the Company, including, but not limited to, to the extent applicable, the California Consumer Privacy Act as amended by the California Privacy Rights Act (CCPA), EU General Data Protection Regulation (GDPR), Controlling the Assault of Non-Solicited Pornography and Marketing (CAN-SPAM) Act, Telephone Consumer Protection Act (TCPA), and any and all applicable Laws governing (i) breach notification in connection with Personal Information, (ii) the use of biometric identifiers, or (iii) the use of Personal Information for marketing purposes.

“Privacy Requirements” has the meaning specified in Section 5.19(g).

“Proxy Clearance Date” has the meaning specified in Section 9.02(a).

“Proxy Statement” has the meaning specified in Section 9.02(a).

“Registered Intellectual Property” has the meaning specified in Section 5.19(a).

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form determined by the Parties, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by SPAC under the Securities Act with respect to SPAC Common Stock to be issued in connection with the transactions contemplated by this Agreement.

“Regulatory Consent Authorities” means a Governmental Authority, including for the avoidance of doubt, the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission, as applicable, the UK Secretary of State, the Chancellor of the Duchy of Lancaster, the UK Investment Security Unit, and the Treasurer of the Commonwealth of Australia or their delegate.

“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial or capital markets advisors, placement agents and consultants of such Person.

“Required Company Information” has the meaning specified in Section 7.05(a).

“Sanctioned Party” means any Person that is: (i) organized under the Laws of, ordinarily resident in, or located in a country or territory that is the subject of comprehensive Sanctions; (ii) designated on a sanctioned parties list administered by the United States, European Union, or United Kingdom, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, Sectoral Sanctions Identification List, the Consolidated List of Persons, Groups, and Entities Subject to EU Financial Sanctions, and the UK’s Consolidated Sanctions List; or (iii) fifty percent (50%) or more owned or, where relevant under applicable Sanctions, controlled, individually or in the aggregate, by one or more Persons described in subparagraph (i) or (ii) of this clause.

“Sanctions” means applicable Laws pertaining to trade and economic sanctions administered by the United States, European Union, United Kingdom or other relevant jurisdiction.

“Schedules” means (i) the Company Disclosure Letter or (ii) the SPAC Disclosure Letter, as applicable.

“SEC” means the United States Securities and Exchange Commission.

“SEC Reports” has the meaning specified in Section 6.09(a).

“Second Certificate of Merger” has the meaning specified in Section 2.02(b).

“Second Effective Time” has the meaning specified in Section 2.02(b).

“Second Merger” has the meaning specified in the Recitals.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means the securities Laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Security Incident” has the meaning specified in Section 5.19(h).

“Software” means any and all computer programs and other software, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, and all documentation, including development, testing, diagnostic, support, user and training documentation, related to any of the foregoing.

“SPAC” has the meaning specified in the preamble hereto. For the avoidance of doubt, the term “SPAC” shall include from and after the Domestication and the Closing Infleqtion, Inc.

“SPAC Board Recommendation” has the meaning specified in the Recitals.

“SPAC Bylaws Upon Domestication” has the meaning specified in the Recitals.

“SPAC Charter Upon Domestication” has the meaning specified in the Recitals.

“SPAC Class A Ordinary Share” means the Class A ordinary shares, par value $0.0001 per share, of SPAC prior to the Domestication.

“SPAC Class B Ordinary Share” means the Class B ordinary shares, par value $0.0001 per share, of SPAC prior to the Domestication.

“SPAC Closing Statement” has the meaning specified in Section 4.02.

“SPAC Common Stock” means (i) prior to the Domestication, the Class A ordinary shares of SPAC, par value $0.0001 per share, and (ii) from and after the Domestication, the shares of common stock, par value $0.0001 per share, of SPAC.

“SPAC Cure Period” has the meaning specified in Section 11.01(c).

“SPAC Disclosure Letter” has the meaning specified in ARTICLE 6.

“SPAC Material Adverse Effect” means, with respect to SPAC, a material adverse effect on: (i) the ability of any SPAC Party to enter into this Agreement or any Transaction Agreement and perform its respective obligations thereunder or consummate the Transactions or (ii) the business, condition (financial or otherwise), assets, liabilities or operations of SPAC, provided, however, that none of the following, alone or in combination, shall be deemed to constitute or be taken into account in the determination of whether, there has been or will be a SPAC Material Adverse Effect under this clause (ii): (a) any change in applicable Laws or GAAP or any interpretation thereof, (b) any change in interest rates or economic, political, business, financial, commodity, currently or market conditions generally, (c) any actions taken or not taken by SPAC, or such other changes or events, in each case, which (I) the Company has consented in writing or (II) are required by this Agreement (provided that the exceptions in this clause (c) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 6.03 and, to the extent related thereto, the condition in Section 10.03(a)) and (d) the announcement or the execution of this Agreement, the pendency or consummation of the Mergers or the performance of this Agreement (provided that the exceptions in this clause (d) shall not be deemed to apply to references to “SPAC Material Adverse Effect” in the representations and warranties set forth in Section 6.03 and, to the extent related thereto, the condition in Section 10.03(a)); provided that, in the case of clauses (a) and (b) such changes may be taken into account to the extent (but only to the extent) that such changes have had a disproportionate impact on SPAC, as compared to other competitors or comparable entities operating in the industries or markets in which SPAC operates.

“SPAC Organizational Documents” means, (i) prior to the Domestication, the Existing SPAC Governing Document, as amended and in effect on the date hereof, and (ii) following the Domestication and prior to the First Effective Time, the SPAC Charter Upon Domestication and SPAC Bylaws Upon Domestication.

“SPAC Parties” means SPAC and Merger Subs.

“SPAC Party Representations” means the representations and warranties of SPAC and Merger Subs expressly and specifically set forth in ARTICLE 6 of this Agreement, as qualified by the SPAC Disclosure Letter.

“SPAC Preferred Shares” means, prior to the Domestication, the preferred shares, par value $0.0001 per share, of SPAC.

“SPAC Restricted Stock Award” has the meaning specified in Section 3.03(c).

“SPAC Shares” means the SPAC Class A Ordinary Shares, SPAC Class B Ordinary Shares and the SPAC Preferred Shares.

“SPAC Specified Representations” has the meaning specified in Section 10.03(a)(i).

“SPAC Stockholder Matters” has the meaning specified in Section 9.02(a)

“SPAC Stockholder Redemption” has the meaning specified in Section 9.02(a).

“SPAC Stockholders” means (i) prior to the Domestication, the holders of SPAC Shares, and (ii) following the Domestication, the holders of shares of SPAC Common Stock.

“SPAC Transaction Expenses” means all fees, costs and expenses of SPAC incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements, the performance and compliance with all Transaction Agreements and covenants contained herein to be performed or complied with at or before Closing, and the consummation of the Transactions, including, subject to Section 12.05, any (i) fees, costs and expenses related to the D&O Tail, (ii) deferred underwriting fees, (iii) any amounts outstanding under any Working Capital Loans (excluding, for the avoidance of doubt, any Permitted Working Capital Loans that are converted into Cayman SPAC Units prior to the Closing), and (iv) fees, costs, expenses and disbursements of counsel, accountants, advisors and consultants of SPAC, to the extent unpaid prior to the Closing; provided, that any Excise Tax payable by SPAC shall expressly be excluded and shall not be deemed SPAC Transaction Expenses.

“Special Meeting” has the meaning specified in Section 9.02(e).

“Sponsor” means Churchill Sponsor X, LLC.

“Sponsor Agreement” means that certain Amended and Restated Letter Agreement, dated as of the date hereof, by and among Sponsor, SPAC and the other parties thereto, as amended, restated, modified or supplemented from time to time.

“Sponsor Group” has the meaning specified in Section 12.17(a).

“Sponsor Share Conversion” has the meaning specified in the Recitals.

“Standard Employment Agreements” has the meaning specified in Section 5.13(a).

“Stock Exchange” means the Nasdaq or such other stock exchange as the Company and SPAC may mutually agree prior to the Closing.

“Stockholder Action” has the meaning specified in Section 9.08.

“Stockholder Action Expenses” has the meaning specified in Section 9.08.

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company, exempted company, partnership or such other entity), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Surviving Corporation” has the meaning specified in the Recitals.

“Surviving Entity” has the meaning specified in the Recitals.

“Surviving Provisions” has the meaning specified in Section 11.02.

“Tax” or “Taxes” means (i) any and all federal, state, provincial, territorial, local, non-U.S. and other net income tax, alternative or add-on minimum tax, franchise tax, gross income, adjusted gross income or gross receipts tax, employment related tax (including employee withholding or employer payroll tax) ad valorem, transfer, franchise, license, excise, severance, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, estimated, customs duties, and sales or use tax, or other tax or like assessment in the nature of a tax (whether payable directly or by withholding), in each case that is imposed by a Governmental Authority; (ii) any interest, penalties, addition to tax or additional amounts relating to any items in clause (i) or this clause (ii); and (iii) any liability for any items described in clauses (i) and (ii) of this definition payable by reason of Contract, assumption, transferee or successor liability, operation of applicable Law, or Treasury Regulations Section 1.1502-6(a) (or any similar provision of Law or any predecessor or successor thereof) or otherwise.

“Tax Return” means any return, report, statement, refund, claim, declaration, information return, statement, estimate or other document filed or required to be filed with a Governmental Authority in respect of Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Technology” means, collectively, all Software, formulae, algorithms, procedures, methods, techniques, technical data, programs, subroutines, tools, materials, processes, apparatus, creations, and other similar materials, and all recordings, graphs, reports, analyses, and other writings, and other tangible embodiments of the foregoing or of Intellectual Property, in any form whether or not specifically listed herein.

“Terminating Company Breach” has the meaning specified in Section 11.01(b).

“Terminating SPAC Breach” has the meaning specified in Section 11.01(c).

“Termination Date” has the meaning specified in Section 11.01(b).

“Transaction Agreements” means this Agreement, the Sponsor Agreement, the A&R Registration Rights Agreement, the Company Voting and Support Agreements, the SPAC Charter Upon Domestication, the SPAC Bylaws Upon Domestication, the Advisory Agreement and all of the agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transactions” means the transactions contemplated by this Agreement, the Transaction Agreements and the PIPE Investments, including the Mergers and the Conversions.

“Treasury Regulations” means the regulations promulgated under the Code.

“Trust Account” has the meaning specified in Section 6.07(a).

“Trust Agreement” has the meaning specified in Section 6.07(a).

“Trustee” has the meaning specified in Section 6.07(a).

“Unaudited Financial Statements” has the meaning specified in Section 5.08(a).

“Uniform Antitrust Pre-Merger Notification Act” means the Colorado Senate Bill 25-126, the Uniform Antitrust Pre-Merger Notification Act signed into law on June 4, 2025.

“WARN Act” has the meaning specified in Section 5.14(c).

“Warrant Agreement” means the Warrant Agreement, dated as May 13, 2025, by and between SPAC and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent.

“Willkie” has the meaning specified in Section 12.17(a).

“Working Capital Loan” means any loan made to SPAC by any of Sponsor or any of SPAC’s officers or directors, and evidenced by a promissory note, for the purpose of financing SPAC Transaction Expenses.

“Written Consent” has the meaning specified in Section 9.02(f).

“Written Consent Failure” has the meaning specified in Section 9.02(f).

Section 1.02. Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, and the term “date hereof” refers to the date of the execution of this Agreement, (iv) the terms “Article”, “Section”, “Schedule”, “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive, and (vii) the phrase “to the extent” means the degree to which a thing extends (rather than if).

(b) When used herein, “ordinary course of business” means an action taken, or omitted to be taken, in the ordinary and usual course of the Company’s and its Subsidiaries’ business, consistent with past practice.

(c) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(d) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(e) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.

(f) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(g) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(h) The phrases “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than 6:00 p.m. (New York Time) on the day immediately prior to the date of this Agreement to the Party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by the Company in connection with this Agreement or (ii) by delivery to such Party or its legal counsel via electronic mail or hard copy form.

Section 1.03. Knowledge. As used herein, the phrase “to the knowledge” shall mean the actual knowledge of, in the case of the Company, the individuals set forth on Schedule 1.03 of the Company Disclosure Letter (and, solely with respect to knowledge of matters related to the individuals set forth on Schedule 1.03 of the Company Disclosure Letter, as of the date of this Agreement only) and, in the case of the SPAC Parties, the individuals set for on Schedule 1.03 of the SPAC Disclosure Letter.

Section 1.04. Equitable Adjustments. If, following the date of this Agreement, the outstanding Company Stock or shares of SPAC Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock or share dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, or if there shall have been any breach by SPAC with respect to its covenant not to issue shares of SPAC Common Stock or rights to acquire SPAC Common Stock under Section 8.03(a), then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of Company Stock or shares of SPAC Common Stock, as applicable, will be appropriately adjusted to provide to the holders of Company Stock or SPAC Stockholders, as applicable, the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this Section 1.04 shall not be construed to permit SPAC, the Company or Merger Subs to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.

ARTICLE 2

THE MERGERS

Section 2.01. The Mergers.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the First Effective Time, Merger Sub I shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub I shall cease and the Company shall continue as the Surviving Corporation and a direct wholly-owned Subsidiary of SPAC. The First Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

(b) Immediately following the First Effective Time, upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL and the DLLCA, the Surviving Corporation shall be merged with and into Merger Sub II, whereupon the separate corporate existence of the Surviving Corporation shall cease and Merger Sub II shall continue as the Surviving Entity and a direct wholly-owned Subsidiary of SPAC. The Second Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL and the DLLCA.

Section 2.02. First Effective Time; Second Effective Time.

(a) Subject to the terms and conditions of this Agreement, on the Closing Date, the Parties shall cause the First Merger to be consummated by filing a certificate of merger in substantially the form attached as Exhibit G (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL. The First Merger shall become effective at such time as the First Certificate of Merger is filed with the Secretary of State of the State of Delaware (or at such later time as may be agreed by the Company and SPAC and specified in the First Certificate of Merger) (the “First Effective Time”).

(b) Immediately following the First Effective Time, the Parties shall cause the Second Merger to be consummated by filing a certificate of merger in substantially the form attached as Exhibit H (the “Second Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with Section 18-209 of the DLLCA and Section 251 of the DGCL. The Second Merger shall become effective at such time as the Second Certificate of Merger is filed with the Secretary of State of the State of Delaware (or at such later time as may be agreed by the Company and SPAC and specified in the Second Certificate of Merger) (the “Second Effective Time”).

Section 2.03. Effect of the Mergers. At the First Effective Time, the effects of the First Merger, and at the Second Effective Time, the effects of the Second Merger, shall be as provided in this Agreement, the First Certificate of Merger, the Second Certificate of Merger, and the applicable provisions of the DGCL and DLLCA. Without limiting the generality of the foregoing, and subject thereto: (i) at the First Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub I shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub I shall become the debts, liabilities and duties of the Surviving Corporation; and (ii) at the Second Effective Time, all of the property, rights, privileges, powers and franchises of the Surviving Corporation and Merger Sub II shall vest in the Surviving Entity, and all debts, liabilities and duties of the Surviving Corporation and Merger Sub II shall become the debts, liabilities and duties of the Surviving Entity.

Section 2.04. Governing Documents.

(a) At the First Effective Time, the certificate of incorporation of the Company in effect as of immediately prior to the First Effective Time shall be amended and restated in the form attached hereto as Exhibit I, and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended or modified in accordance with its terms and the DGCL.

(b) At the First Effective Time, the bylaws of the Company in effect as of immediately prior to the First Effective Time shall be amended and restated to conform to the bylaws of Merger Sub I, and, as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable Law.

(c) At the Second Effective Time, the limited liability company agreement of Merger Sub II as in effect immediately prior to the Second Effective Time shall be amended and restated in the form attached hereto as Exhibit J, and, as so amended and restated, shall be the limited liability company agreement of the Surviving Entity until thereafter amended or modified in accordance with its terms and the DLLCA.

Section 2.05. Officers of the Surviving Entity.

(a) Prior to the First Effective Time, each of SPAC and Merger Subs shall cause the individuals identified in writing by the Company prior to the Closing to be designated or appointed as the directors and officers of Merger Sub I and Merger Sub II, as applicable, effective as of immediately prior to the First Effective Time. Immediately after the Second Effective Time, the officers of the Surviving Entity shall be the officers of Merger Sub II immediately prior to the First Effective Time.

(b) The Parties shall use reasonable best efforts to cause the individuals nominated for election in the Registration Statement in accordance with Section 8.09 to comprise the board of directors of SPAC immediately following the First Effective Time, each to hold office in accordance with the DGCL, the SPAC Charter Upon Domestication and the SPAC Bylaws Upon Domestication and until their respective successors are duly elected or appointed and qualified.

Section 2.06. Further Assurances. If, at any time after the First Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Entity following the Mergers with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Subs, the applicable directors and officers of the Company and Merger Subs (or their designees) are fully authorized in the name of their respective corporations/companies or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

ARTICLE 3

MERGER CONSIDERATION; CONVERSION OF SECURITIES

Section 3.01. Conversion of Company Preferred Stock. The Company shall take all actions necessary or appropriate so that, immediately prior to the Closing, all of the Company Preferred Stock (including, for the avoidance of doubt, Company Restricted Stock Awards in respect of Company Preferred Stock) shall be converted into Company Common Stock in accordance with the terms of the Company Certificate of Incorporation (the “Conversions”). All of the Company Preferred Stock converted into Company Common Stock shall no longer be outstanding, shall be deemed cancelled and terminated, as applicable, and each holder of Company Preferred Stock shall thereafter cease to have any rights with respect to such Company Preferred Stock.

Section 3.02. Effect of Mergers on Company Common Stock. On the terms and subject to the conditions set forth herein, at the First Effective Time, by virtue of the First Merger and without any further action on the part of any Party, any Holder or SPAC Stockholder, the following shall occur:

(a) On the terms and subject to the conditions set forth in this Agreement, each share of Company Common Stock issued and outstanding immediately prior to the First Effective Time after giving effect to the Conversions will be automatically surrendered and shall cease to exist, and be exchanged for the right to receive a number of shares of SPAC Common Stock equal to the Exchange Ratio. From and after the First Effective Time, such Person that, immediately prior to the First Effective Time, was registered as a holder of the Company Common Stock (other than Excluded Shares and Dissenting Shares, and after giving effect to the Conversions described in Section 3.01) in the share transfer books of the Company shall thereafter cease to be a stockholder of the Company and only have the right to receive the Per Share Merger Consideration in accordance with the terms of this Agreement. At the First Effective Time, the share transfer books of the Company shall be closed, and no transfer of Company Common Stock shall be made thereafter.

(b) Each issued and outstanding share of common stock of Merger Sub I shall be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. From and after the First Effective Time, all certificates and book-entry notations representing the common stock of Merger Sub I shall be deemed for all purposes to represent the number of common shares of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(c) Each share of Company Stock held in the Company’s treasury or owned by SPAC, Merger Sub I or the Company immediately prior to the First Effective Time (each, an “Excluded Share”) shall automatically be cancelled and surrendered (as applicable) and no consideration shall be paid or payable with respect thereto.

(d) At the Second Effective Time, by virtue of the Second Merger and without any further action on the part of any holder thereof, (i) each share of common stock of the Surviving Corporation shall be canceled and retired and no consideration shall be paid with respect thereto, and (ii) each membership interest of Merger Sub II outstanding immediately prior to the Second Effective Time shall remain outstanding and shall constitute all of the membership interests of the Surviving Entity.

Section 3.03. Treatment of Equity Awards.

(a) Company Stock Plans. At the First Effective Time, by virtue of the First Merger and without any further action on the part of any Party, the 2017 Plan shall be assumed by SPAC. All Exchanged Options will continue to remain governed by and subject to the terms and conditions of the assumed 2017 Plan.

(b) Company Options. At the First Effective Time, each Company Option that is outstanding and unexercised immediately prior to the First Effective Time shall, by virtue of the Mergers and without any further action on the part of any Party or the holder thereof, whether such Company Option is vested or unvested, be assumed and converted into an option to purchase a number of shares of SPAC Common Stock, on the same terms and conditions (including applicable vesting, exercise, termination, and expiration provisions) as are in effect with respect to each such Company Option immediately prior to the First Effective Time (each, an “Exchanged Option”); provided, that each Exchanged Option will represent the right to acquire the whole number of shares of SPAC Common Stock, subject to such Exchanged Option (with any fractional share otherwise resulting rounded down to the nearest whole share) equal the product of (x) the number of shares of Company Common Stock that were subject to such Company Option immediately prior to the First Effective Time, multiplied by (y) the Exchange Ratio, and such Exchanged Option’s per-share exercise price shall equal the quotient of (1) the exercise price per share of Company Common Stock (with any fractional cent otherwise resulting rounded up to the nearest whole cent) at which such Company Option was exercisable immediately prior to the First Effective Time, divided by (2) the Exchange Ratio; provided, that each Company Option (A) which is an “incentive stock option” (as defined in Section 422 of the Code) shall be adjusted in accordance with the requirements of Section 424 of the Code and (B) shall be adjusted in a manner that complies with or is exempt from Section 409A of the Code, and any ambiguities or ambiguous terms herein will be interpreted to so comply or be exempt.

(c) Company Restricted Stock Awards. At the First Effective Time, each Company Restricted Stock Award that is outstanding immediately prior to the First Effective Time shall, by virtue of the Mergers and without any further action on the part of any Party or the holder thereof, be converted into the right to receive a number of shares of restricted shares of SPAC Common Stock (each, a “SPAC Restricted Stock Award”) equal to the product of (i) the number of shares of Company Common Stock subject to such Company Restricted Stock Award immediately prior to the First Effective Time (after giving effect to the Conversions) and (ii) the Exchange Ratio (with any fractional shares rounded up or down to the nearest whole share of SPAC Common Stock (with 0.5 of a share or greater rounded up), as applicable) and such SPAC Restricted Stock Award will otherwise be subject to substantially the same terms and conditions as were applicable to such Company Restricted Stock Award immediately prior to the First Effective Time (including with respect to vesting and termination-related provisions).

(d) Company Action. The Company shall take all reasonably necessary actions to effect the treatment of the Company Options pursuant to Section 3.03(b) and the Company Restricted Stock Awards pursuant to Section 3.03(c) in accordance with the 2017 Plan and the applicable award agreements. Prior to the First Effective Time, the Company shall adopt any resolutions and take any actions which are necessary to cause the 2017 Plan to be amended to provide that no additional or new grants shall be made under the 2017 Plan following the Closing.

Section 3.04. Dissenting Shares. Notwithstanding anything to the contrary contained in this Agreement, and to the extent available under the DGCL or the Company Certificate of Incorporation, as applicable, shares of Company Stock that are issued and outstanding immediately prior to the First Effective Time and that are held by stockholders of record or owned by beneficial owners who either shall have neither voted in favor of the Mergers nor consented thereto in writing and who shall have demanded properly in writing appraisal or dissenters’ rights for such Company Stock in accordance with Section 262 of the DGCL, or who shall have validly exercised a redemption right for such Company Stock under the Company Certificate of Incorporation (the shares of Company Stock that are the subject to such demand or exercise of redemption rights, collectively, the “Dissenting Shares”; record holders and beneficial owners of Dissenting Shares being referred to as “Dissenting Stockholders”), and, with respect to appraisal or dissenters’ claims, otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of appraisal rights, shall not be converted into, and such Dissenting Stockholders shall have no right to receive, the applicable Per Share Merger Consideration as provided in Section 3.02(a) unless and until such Dissenting Stockholder fails to perfect or waives, withdraws or otherwise loses his, her or its right to appraisal and payment under the DGCL, or waives, withdraws or otherwise loses his, her or its right to redemption under the Company Certificate of Incorporation, with respect to such Company Stock, as applicable. Notwithstanding the foregoing, if any such person shall fail to perfect or otherwise shall waive, withdraw or lose the right to dissent under Section 262 of the DGCL or shall waive, withdraw or otherwise lose the right to redemption under the Company Certificate of Incorporation, as applicable, such Person’s Dissenting Shares shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the First Effective Time, the right to receive the applicable Per Share Merger Consideration, without any interest thereon, upon surrender, if applicable, in the manner provided in Section 3.02(a), without interest or any other payments. The Company shall serve prompt notice to SPAC of any notices of objection, notices of dissent or demands for fair value under Section 262 of the DGCL of any of the Company Stock or demands for redemption under the Company Certificate of Incorporation, as applicable, attempted withdrawals of such notices or demands and any other instruments served pursuant to the DGCL or otherwise and received by the Company, and SPAC shall have the right to participate in all negotiations and proceedings with respect to such notices and demands. The Company shall not, without the prior written consent of SPAC (which consent shall not be unreasonably withheld, conditioned or delayed), or as otherwise required under the DGCL, make any payment with respect to, or settle or offer to settle, any such notices or demands, or agree to do or commit to do any of the foregoing.

Section 3.05. Exchange Pool.

(a) Immediately prior to or at the First Effective Time, SPAC shall deposit, or cause to be deposited, with Continental Stock Transfer & Trust Company (the “Exchange Agent”) evidence in book-entry form of shares of SPAC Common Stock, representing the number of shares of SPAC Common Stock sufficient to deliver the Merger Consideration (the “Exchange Pool”).

(b) Notwithstanding anything to the contrary contained herein, no fraction of a share of SPAC Common Stock will be issued by virtue of this Agreement or the Transactions, and each Holder who would otherwise be entitled to a fraction of a share of either such class (after aggregating all shares of SPAC Common Stock to which such Holder otherwise would be entitled) shall instead have the number of shares of SPAC Common Stock issued to such Holder rounded up or down to the nearest whole share of SPAC Common Stock (with 0.5 of a share or greater rounded up), as applicable.

(c) Promptly following the earlier of (i) the date on which the entire Exchange Pool has been disbursed and (ii) the date which is six (6) months after the First Effective Time, SPAC shall instruct the Exchange Agent to deliver to SPAC any remaining portion of the Exchange Pool and other documents in its possession relating to the Transactions, and the Exchange Agent’s duties shall terminate. Thereafter, each Holder may look only to SPAC (subject to applicable abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of such Holder’s claim for Merger Consideration that such Holder may have the right to receive pursuant to Section 3.02 without any interest thereon.

(d) None of the Company, SPAC, the Surviving Corporation, the Surviving Entity or the Exchange Agent shall be liable to any Person for any portion of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the Merger Consideration that remains undistributed to the Holders as of immediately prior to the date on which the Merger Consideration would otherwise escheat to or become the property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of SPAC, free and clear of all claims or interest of any Person previously entitled thereto.

Section 3.06. Withholding Rights. Notwithstanding anything in this Agreement to the contrary, SPAC, Merger Sub I, Merger Sub II, the Company, the Surviving Corporation, the Surviving Entity and their respective Affiliates shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under applicable Law; provided, however, that if SPAC, Merger Sub I, Merger Sub II, any of their respective Affiliates, or any party acting on their behalf determines that any payment hereunder is subject to deduction and/or withholding, then SPAC shall, prior to so deducting and/or withholding, (a) provide written notice to the Company as soon as reasonably practicable after such determination and (b) consult and cooperate with the Company in good faith to reduce or eliminate any such deduction or withholding to the extent permitted by applicable Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Any amounts so withheld shall be timely remitted to the applicable Governmental Authority.

Section 3.07. Legend. Each certificate or book entry position representing the shares of SPAC Common Stock issued pursuant to the right to receive Per Share Merger Consideration shall bear the legend set forth below, or legend substantially equivalent thereto, together with any other legends that may be required by any securities laws at the time of the issuance:

THE SHARES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN THE ISSUER’S BYLAWS. A COPY OF SUCH BYLAWS WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.

ARTICLE 4

CLOSING; CLOSING STATEMENT

Section 4.01. Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Transactions (the “Closing”) shall take place (a) electronically by the mutual exchange of electronic signatures (including portable document format (.PDF)) commencing as promptly as practicable (and in any event no later than 10:00 a.m. Eastern Time on the third (3rd) Business Day) following the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in ARTICLE 10 (other than those conditions that by their terms or nature are to be satisfied at the Closing; provided that such conditions are satisfied or (to the extent permitted by applicable Law) waived at the Closing) or (b) at such other place, time or date as SPAC and the Company may mutually agree in writing. The date on which the Closing shall occur is referred to herein as the “Closing Date.”

Section 4.02. SPAC Closing Statement. At least two (2) Business Days prior to the Special Meeting, and in any event not earlier than following the time that holders of SPAC Common Stock may no longer elect redemption in accordance with the SPAC Stockholder Redemption, SPAC shall prepare and deliver to the Company a statement (the “SPAC Closing Statement”) setting forth in good faith: (a) an estimate of the aggregate amount of cash in the Trust Account (prior to giving effect to the SPAC Stockholder Redemption); (b) an estimate of the aggregate amount of all payments required to be made in connection with the SPAC Stockholder Redemption; (c) an estimate of the Available Closing SPAC Cash resulting therefrom; (d) the aggregate number of shares of SPAC Common Stock tendered for redemption pursuant to the SPAC Stockholder Redemption and the number of shares of SPAC Common Stock to be outstanding as of immediately prior to the Closing after giving effect to the SPAC Stockholder Redemption and the Domestication; and (e) the number of SPAC Common Stock to be issued pursuant to the PIPE Subscription Agreements, if any, in each case, including reasonable supporting detail therefor. The SPAC Closing Statement and each component thereof shall be prepared and calculated in accordance with the definitions contained in this Agreement. From and after delivery of the SPAC Closing Statement until the Closing, SPAC shall (x) cooperate with and provide the Company and its Representatives all information reasonably requested by the Company or any of its Representatives and within SPAC’s or its Representatives’ possession or control in connection with the Company’s review of the SPAC Closing Statement and (y) consider in good faith any comments to the SPAC Closing Statement provided by the Company and its Representatives, which comments the Company shall deliver to SPAC no less than two (2) Business Days prior to the Closing Date, and SPAC shall revise such SPAC Closing Statement to incorporate any changes SPAC reasonably determines are necessary or appropriate given such comments. At least two (2) Business Days prior to the Closing Date, SPAC shall prepare and deliver to the Company (i) a statement setting forth in good faith as of the Closing Date SPAC’s calculation of the SPAC Transaction Expenses, including reasonable supporting detail therefor, and (ii) an updated SPAC Closing Statement to update, as needed, the calculation of: (a) the aggregate amount of cash in the Trust Account (prior to giving effect to the SPAC Stockholder Redemption); (b) the aggregate amount of all payments required to be made in connection with the SPAC Stockholder Redemption; and (c) the Available Closing SPAC Cash resulting therefrom.

Section 4.03. Company Closing Statement. At least five (5) Business Days prior to the Closing Date, the Company shall prepare and deliver to SPAC a statement (the “Company Closing Statement”) setting forth in good faith as of the Closing Date: (a) the aggregate number of shares of Company Common Stock issued and outstanding (including, for the avoidance of doubt, shares subject to any Company Restricted Stock Award); (b) the aggregate number of shares of Company Preferred Stock (by series) issued and outstanding (in the case of (a) and (b), prior to giving effect to the Conversions of Company Preferred Stock); (c) the aggregate number of shares of Company Common Stock to be outstanding after giving effect to the Conversions set forth under Section 3.01; (d) the aggregate number of shares of Company Common Stock underlying vested and unvested Company Options issued and outstanding and the exercise prices therefor; (e) the aggregate number of shares subject to any Company Restricted Stock Award issued and outstanding; (f) the Company’s calculation of the Company Transaction Expenses; (g) the Company’s calculation of the Per Share Equity Value; and (h) the Company’s calculation of the Exchange Ratio, in each case, including reasonable supporting detail therefor. From and after delivery of the Company Closing Statement until the Closing, the Company shall (x) cooperate with and provide SPAC and its Representatives all information reasonably requested by SPAC or any of its Representatives and within the Company’s or its Representatives’ possession or control in connection with SPAC’s review of the Company Closing Statement and (y) consider in good faith any comments to the Company Closing Statement provided by SPAC and its Representatives, which comments SPAC shall deliver to the Company no less than two (2) Business Days prior to the Closing Date, and the Company shall revise such Company Closing Statement to incorporate any changes the Company reasonably determines are necessary or appropriate given such comments and as otherwise determined by the Company.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter dated as of the date of this Agreement delivered by the Company to SPAC (the “Company Disclosure Letter”) (each section or subsection of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent), the Company represents and warrants to SPAC as of the date hereof and as of the Closing as follows:

Section 5.01. Corporate Organization of the Company. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has the requisite power and authority to own, operate and lease its properties and assets and to conduct its business as it is now being conducted, except as would not be material to the Company. The Company Certificate of Incorporation, as in effect on the date hereof, previously made available by the Company to SPAC (a) is true, correct and complete, (b) is in full force and effect, and (c) has not been amended. The Company is duly licensed or qualified and in good standing (or its equivalent) as a foreign entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company is not in violation of any of the provisions of the Company Certificate of Incorporation.

Section 5.02. Subsidiaries. The Subsidiaries of the Company as of the date of this Agreement are set forth on Schedule 5.02 to the Company Disclosure Letter. The Subsidiaries have been duly formed or organized, are validly existing under the laws of their jurisdiction of incorporation or organization and have the power and authority to own, operate and lease their properties, rights and assets and to conduct their business as it is now being conducted, except as would not be material to the Company and its Subsidiaries, taken as a whole. Each Subsidiary is duly licensed or qualified and in good standing (or its equivalent, to the extent an equivalent exists in the applicable jurisdiction) as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be in good standing or so licensed or qualified, except where the failure to be in good standing or so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The respective jurisdiction of incorporation or organization of each Subsidiaries is identified on Schedule 5.02 of the Company Disclosure Letter.

Section 5.03. Due Authorization. The Company has the requisite power and authority to execute and deliver this Agreement and each Transaction Agreement to which it is a party and (subject to the approvals described in Section 5.05), subject to obtaining the Company Stockholder Approval, to perform all obligations to be performed by it hereunder and thereunder and to consummate the Transactions. The Holders who have executed the Company Voting and Support Agreements as of the date hereof have agreed to vote in favor of the approval of this Agreement and the Transactions, including the Mergers, and such approval will be sufficient to duly obtain the Company Stockholder Approval. Other than the Company Stockholder Approval, no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or such Transaction Agreements or the Company’s performance hereunder or thereunder. This Agreement has been, and each such Transaction Agreement (when executed and delivered by the Company) will be, duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement constitutes, and each such Transaction Agreement will constitute, a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting or relating to creditors’ rights generally and subject, as to enforceability, to the remedy of specific performance and injunctive and other forms of equitable relief which may be subject to equitable defenses, general principles of equity and to the discretion of the court before which any proceeding therefor may be brought, whether such enforceability is considered in a proceeding in equity or at Law (the “Enforceability Exceptions”).

Section 5.04. No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 5.05 and upon receipt of the Company Stockholder Approval, the execution, delivery and performance of this Agreement and each Transaction Agreement to which it is party by the Company and the consummation of the Transactions do not and will not (a) conflict with or violate any provision of, or result in the breach of or default under, the Company Certificate of Incorporation or the Company’s bylaws, (b) violate any provision of, or result in the breach of or default by the Company under, or require any filing, registration or qualification under, any applicable Law to which the Company is subject or by which any property or asset of the Company is bound, (c) require any consent, waiver or other action by any Person under, violate, or result in a breach of, constitute a default under, result in the acceleration, cancellation, termination or modification of, or create in any party the right to accelerate, terminate, cancel or modify, the terms, conditions or provisions of any Material Contract, including to any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to the terms, conditions or provisions of any such Material Contract, (d) result in the creation of any Lien upon any of the properties, rights or assets of the Company or any of its Subsidiaries under any Material Contract, other than Permitted Liens, (e) constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, termination, acceleration, modification, cancellation or creation of a Lien other than Permitted Liens, or (f) result in a violation or revocation of any license, permit or approval from any Governmental Authority, except, in each of cases (a) through (f), for such violations, conflicts, breaches, defaults or failures to act that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.05. Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the SPAC Parties contained in this Agreement, no action by, notice to, consent, approval, waiver, permit or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of the Company with respect to the Company’s execution, delivery and performance of this Agreement and the Transaction Agreements to which the Company is a party and the consummation of the Transactions, except for (a) applicable requirements of the HSR Act and any Antitrust Laws and National Security Laws, (b) compliance with any applicable requirements of the Securities Laws, (c) the filing of the First Certificate of Merger in accordance with the DGCL, (d) the filing of the Second Certificate of Merger in accordance with the DGCL and the DLLCA, (e) any actions, consents, approvals, permits or authorizations, designations, declarations or filings, the absence of which would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to perform or comply with on a timely basis any material obligation under this Agreement or to consummate the Transactions in accordance with the terms hereof, and (f) as otherwise disclosed on Schedule 5.05 of the Company Disclosure Letter.

Section 5.06. Current Capitalization.

(a) As of the date hereof, the authorized capital stock of the Company consists of: (i) 573,000,000 shares of Company Common Stock; and (ii) 383,910,610 shares of Company Preferred Stock, of which (A) 101,515,976 shares are designated as Company Series A Preferred Stock; (B) 113,956,319 shares are designated as Company Series B Preferred Stock; (C) 32,419,574 shares are designated as Company Series B-1 Preferred Stock; (D) 60,777,953 shares are designated as Company Series C Preferred Stock; (E) 22,869,771 shares are designated as Company Series C-1 Preferred Stock; (F) 24,871,033 shares are designated as Company Series Seed Preferred Stock; and (G) 27,499,984 shares are designated as Company Series Seed II Preferred Stock.

(b) As of the date of this Agreement (the “Capitalization Date”), there were: (i) 49,378,073 shares of Company Common Stock issued and outstanding (of which 2,634,548 are shares subject to a Company Restricted Stock Award); (ii) 101,515,976 shares of Company Series A Preferred Stock issued and outstanding; (iii) 113,956,319 shares of Company Series B Preferred Stock issued and outstanding (of which 1,459,315 are shares subject to a Company Restricted Stock Award); (iv) 32,419,574 shares of Company Series B-1 Preferred Stock issued and outstanding; (v) 60,399,952 shares of Company Series C Preferred Stock are issued and outstanding; (vi) 22,869,771 shares of Company Series C-1 Preferred Stock are issued and outstanding; (vii) 24,871,033 of Company Series Seed Preferred Stock issued and outstanding; and (viii) 27,499,984 shares of Company Series Seed II Preferred Stock issued and outstanding. All of the issued and outstanding shares of Company Stock have been duly authorized and validly issued and are fully paid and nonassessable.

(c) As of the Capitalization Date, there were outstanding (i) Company Options to purchase an aggregate 91,551,968 shares of Company Common Stock (of which options to purchase an aggregate of 63,438,720 shares of Company Common Stock were vested and exercisable and of which options to purchase an aggregate of 28,113,248 shares of Company Common Stock were unvested), and (ii) 42,426,022 additional shares of Company Common Stock were reserved for issuance pursuant to the 2017 Plan.

(d) As of the Capitalization Date, there were no outstanding Company Convertible Securities nor any obligations to issue any Company Convertible Securities.

(e) As of the Capitalization Date, other than the rights of (i) Company Options, (ii) Company Preferred Stock, and (iii) the Company Restricted Stock Awards, in each case outstanding as of the Capitalization Date, to convert into or be exchanged or exercised for Company Stock in accordance with the terms thereof in existence as of the Capitalization Date, there are (x) no subscriptions, calls, options, warrants, rights (including preemptive rights), puts or other securities convertible into or exchangeable or exercisable for Company Common Stock, Company Preferred Stock or any other equity interests of the Company, or any other Contracts to which the Company is a party or by which the Company is bound obligating the Company to issue or sell any shares of, other equity interests in or debt securities of, the Company, (y) no obligations incurred by the Company to issue additional shares of capital stock or equity interests of the Company under the Company Stockholder Agreements and (z) no equity equivalents, stock or stock appreciation rights, phantom stock or stock ownership interests or similar rights in the Company. As of the Capitalization Date, except as set forth on Schedule 5.06(e)(i) of the Company Disclosure Letter, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any securities or equity interests of the Company and, as of the date hereof, no holders of Company Stock have any redemption rights that are exercisable under the Company Stockholder Agreements. There are no outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company’s stockholders may vote. Other than the Company Stockholder Agreements, the Company Voting and Support Agreements, and as set forth on Schedule 5.06(e)(ii) of the Company Disclosure Letter the Company is not party to any stockholders agreement, voting agreement, proxies, registration rights agreement or other similar agreements relating to its equity interests.

Section 5.07. Capitalization of Subsidiaries. The issued share capital, stock or other equity interests of each of the Company’s Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable. All of the ownership interests in each Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of any Liens (other than the restrictions under applicable Securities Laws) and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such ownership interests) and have not been issued in violation of preemptive or similar rights. As of the date hereof, there are (a) no subscriptions, calls, options, warrants, rights (including preemptive rights), puts or other securities convertible into or exchangeable or exercisable for the equity interests of any Subsidiary of the Company, or any other Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any of its Subsidiaries to issue or sell any shares, stock, or other equity interests in or debt securities of, any Subsidiary of the Company and (b) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in any Subsidiary of the Company (the items in clauses (a) and (b), in addition to all ownership interests of the Company’s Subsidiaries, being referred to collectively as the “Company Subsidiary Securities”). As of the date hereof, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any securities or equity interests of any Subsidiary of the Company. The Company and its Subsidiaries are not party to any stockholders agreement, voting agreement, proxies, registration rights agreement or other similar agreements relating to the equity interests of any Subsidiary of the Company. A sufficient number of Holders have executed the Company Voting and Support Agreement to terminate all agreements with the Company’s Affiliates. Except for the Company Subsidiary Securities, neither the Company nor any of its Subsidiaries owns any equity, ownership, profit, voting or similar interest in or any interest convertible, exchangeable or exercisable for, any equity, profit, voting or similar interest in, any Person. No shares of treasury stock are held by any Subsidiary of the Company.

Section 5.08. Financial Statements.

(a) Schedule 5.08(a) of the Company Disclosure Letter are true, correct, accurate and complete copies of (i) the unaudited consolidated balance sheets of the Company and its Subsidiaries as at December 31, 2023 and December 31, 2024, and the related unaudited consolidated statements of operations, stockholders’ equity and cash flows for the six (6) month period June 30, 2025 and the full year period ended December 31, 2024 (the “Unaudited Financial Statements”), and (ii) the unaudited consolidated condensed balance sheet of the Company and its Subsidiaries as at December 31, 2024 the related unaudited consolidated condensed statements of operations and cash flows for the six (6) month period then ended (such June 30, 2025 balance sheet of the Company and its Subsidiaries, the “Most Recent Balance Sheet” and together with the Unaudited Financial Statements, the “Financial Statements”).

(b) The Financial Statements present fairly, in all material respects, the consolidated financial position, cash flows and results of operations of the Company and its Subsidiaries as of the dates and for the periods indicated in such Financial Statements in conformity with GAAP consistently applied in all material respects throughout the periods covered thereby (except for the absence of footnotes and other presentation items and for normal and recurring year-end adjustments, in each case, the impact of which is not material).

Section 5.09. Undisclosed Liabilities. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any liability, debt or obligation, whether accrued, contingent, absolute, determined, determinable or otherwise, required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for liabilities, debts or obligations (a) reflected or reserved for in the Financial Statements or disclosed in any notes thereto, (b) that have arisen since the date of the Most Recent Balance Sheet in the ordinary course of business of the Company and its Subsidiaries, (c) arising under this Agreement and/or the performance by the Company of its obligations hereunder, including Company Transaction Expenses, (d) disclosed in the Company Disclosure Letter, or (e) that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.10. Litigation and Proceedings. As of the date of this Agreement, except as would not constitute a Material Adverse Effect, there are no pending or, to the knowledge of the Company, threatened in writing Actions against the Company or any of its Subsidiaries, or, to the knowledge of the Company, any of their properties or assets. As of the date of this Agreement, except as would not constitute a Material Adverse Effect, there is no Governmental Order imposed upon or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or any of their properties or assets. As of the date of this Agreement, there is no unsatisfied judgment or any open injunction binding upon the Company or its Subsidiaries, which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the ability of the Company to enter into and perform its obligations under this Agreement.

Section 5.11. Compliance with Laws. Except with respect to compliance with Environmental Laws (which are the subject of Section 5.23) and compliance with Tax Laws (which are the subject of Section 5.15), or except as would not constitute a Material Adverse Effect, (a) the Company and its Subsidiaries are in compliance with all applicable Laws and Governmental Orders and (b) from the date that is three (3) years prior to the date of this Agreement to the date of this Agreement, to the knowledge of the Company, neither the Company nor any of its Subsidiaries, has received any written notice of any violations of applicable Laws, Governmental Orders or Permits (other than allegations asserted by providers in connection with requests for claims adjustments by such providers in the ordinary course of business), and to the knowledge of the Company, no charge, claim, assertion or Action of any violation of any Law, Governmental Order or Permit by the Company or any of its Subsidiaries is currently threatened against the Company or any of its Subsidiaries (other than allegations asserted by providers in connection with requests for claims adjustments by such providers in the ordinary course of business).

Section 5.12. Contracts; No Defaults.

(a) Schedule 5.12(a) of the Company Disclosure Letter contains a true and complete listing of all Contracts (other than purchase orders) (including without limitations agreements for funding with any Governmental Authority) described in the subclauses of this Section 5.12 to which, as of the date of this Agreement, the Company or any of its Subsidiaries is a party (together with all material amendments, waivers or other changes thereto) other than Company Benefit Plans and Standard Employment Agreements and Contracts that may not be disclosed pursuant to applicable Law (collectively, with Prior Government Contracts (as defined below) the “Material Contracts”). True, correct and complete copies of the Material Contracts have been delivered to or made available to SPAC or its agents or Representatives, except where delivery or other sharing of such Material Contract is not permitted by applicable Law.

(i) Each Contract that (x) the Company reasonably anticipates will involve aggregate payments or consideration furnished by the Company or by any of its Subsidiaries of more than $500,000 in the calendar year ended December 31, 2025 or (y) involved aggregate payments or consideration furnished to the Company or to any of its Subsidiaries of more than $500,000, in each case, in the calendar year ended December 31, 2024;

(ii) Each Contract that is a definitive purchase and sale or similar agreement for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Company or any of its Subsidiaries in the three (3) years prior to the date of this Agreement, in each case, involving payments in excess of $500,000 other than Contracts in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing;

(iii) Each Contract with outstanding obligations of the Company or its Subsidiaries that provides for the sale or purchase of personal property, fixed assets or real property and involves aggregate payments in excess of $500,000 in any calendar year, other than sales or purchase agreements in the ordinary course of business and sales of obsolete equipment;

(iv) Each joint venture Contract, legal partnership agreement, limited liability company agreement or similar Contract (other than Contracts between Subsidiaries of the Company) that is material to the business of the Company and its Subsidiaries taken as a whole;

(v) Each Contract expressly prohibiting or restricting in any material respect the ability of the Company or its Subsidiaries to engage in any business, to operate in any geographical area or to compete with any Person (other than Contracts with providers or other entities limiting the Company’s or any of its Subsidiary’s ability to engage providers in the same geographic area, none of which are material to the Company and its Subsidiaries, taken as a whole);

(vi) Each Contract, license or other agreement in or under which the Company or any of its Subsidiaries in-licenses from any Person, or out-licenses to any Person, any item of Intellectual Property or Technology, but excluding (A) non-exclusive licenses granted by the Company or any of its Subsidiaries to customers in the ordinary course of business; (B) Contracts where any license of any Intellectual Property or Technology is non-exclusive and incidental to the subject matter of such agreement, such as licenses to use feedback and suggestions and licenses authorizing the use of brand materials for marketing purposes; (C) nondisclosure agreements entered into in the ordinary course of business; (D) Personnel IP Agreements or agreements with subcontractors under which the Company receives licenses from a subcontractor solely for use in connection with the Company’s engagement as a prime contractor; (E) licenses in respect of Open Source Software; (F) non-exclusive licenses granted to Governmental Authorities prior to September 1, 2023 (“Prior Government Contracts”); and (G) non-exclusive licenses (including click-wrap, shrink-wrap or similar Contracts) in respect of commercially available, unmodified, non-customized, “off-the-shelf software” with an annual aggregate fee of less than $500,000;

(vii) Each Contract that constitutes an option agreement, escrow agreement (including any source code escrow Contract), settlement agreement, co-existence agreement, non-assertion or covenant not to sue agreement, in each case, concerning Intellectual Property, other than Prior Government Contracts;

(viii) Each Contract providing for the discovery, creation, development or reduction to practice by a third party of any material Intellectual Property or Technology for or on behalf of the Company or any of its Subsidiaries (other than Personnel IP Agreements);

(ix) Each employee collective bargaining Contract (“Labor Contract”) with a labor union, works council, or similar representative body (each, a “Labor Union”);

(x) Each mortgage, indenture, note, installment obligation or other instrument, agreement or arrangement for or relating to any borrowing of money by or from the Company or any of its Subsidiaries in excess of $500,000;

(xi) Each Contract that is a currency or interest hedging arrangement;

(xii) Each material Contract that provides for any most favored nation provision or equivalent preferential terms, exclusivity or similar obligations to which the Company or any of its Subsidiaries is subject;

(xiii) Each Lease; and

(xiv) Any commitment to enter into agreement of the type described in the subclauses of this Section 5.12(a).

(b) Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date and except as would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect, as of the date of this Agreement, all of the Contracts listed pursuant to Section 5.12(a) are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Company or one of its Subsidiaries party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the other parties thereto, in each case, subject to the Enforceability Exceptions. As of the date of this Agreement, except as would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect, (w) neither the Company, any of its Subsidiaries nor, to the knowledge of the Company, any other party thereto is or is alleged to be in material breach of or material default under any such Contract, (x) neither the Company nor any of its Subsidiaries has received any written claim or notice of material breach of or material default under any such Contract, (y) to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract (in each case, with or without notice or lapse of time or both) and (z) no party to any such Contract that is a customer of or supplier to the Company or any of its Subsidiaries has, within the past twelve (12) months, canceled or terminated its business with, or, to the knowledge of the Company, threatened in writing to cancel or terminate its business with, the Company or any of its Subsidiaries.

Section 5.13. Company Benefit Plans.

(a) Schedule 5.13(a) of the Company Disclosure Letter sets forth a true and complete list of each material Company Benefit Plan as of the date hereof. “Company Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder (“ERISA”) (including Multiemployer Plans), and any and all other compensation and benefits plans, policies, programs, or arrangements and each other stock purchase, stock option, restricted stock, restricted stock unit, phantom equity, profit sharing, pension, savings, severance, retention, employment, consulting, commission, change-of-control compensation, bonus, incentive, deferred compensation, employee loan, fringe benefit, insurance, welfare, post-retirement health or welfare, health, life, tuition reimbursement, service award, company car, scholarship, relocation, disability, accident, sick pay, sick leave, accrued leave, vacation, holiday, termination, and other benefit plan, policy, program, or arrangement, whether or not subject to ERISA whether formal or informal, oral or written, funded or unfunded, insured or self-insured, in each case, for the benefit of Company Service Providers, that is sponsored, established, maintained, contributed to or required to be contributed to by the Company or its Subsidiaries, or under which the Company or its Subsidiaries has any current or potential liability, except for (i) employment agreements and offer letters establishing at-will employment or otherwise not obligating the Company or any of its Subsidiaries to make any payments or provide any benefits upon a termination of employment and otherwise not requiring more than thirty (30) days’ notice to terminate, other than as may be required by applicable Law (the “Standard Employment Agreements”) and (ii) any statutorily required plan, agreement, program, policy or other arrangement sponsored by a Governmental Authority.

(b) With respect to each material Company Benefit Plan, the Company has provided to SPAC or its counsel a true and complete copy, to the extent applicable, of (i) each writing constituting such Company Benefit Plan and all amendments thereto (or, in the case of any writings applicable to such Company Benefit Plan for which the general terms do not differ materially from each other, the form of such writing in lieu of each individual writing), and a written description of any material unwritten Company Benefit Plan; (ii) the most recent annual report and accompanying schedules; (iii) the current summary plan description and any summaries of material modifications; (iv) the most recent annual financial statements and actuarial reports; (v) the most recent determination or opinion letter received by the Company and its Subsidiaries from the IRS regarding the tax-qualified status of such Company Benefit Plan; (vi) the most recent written results of all compliance testing required by applicable Laws; and (vii) copies of any material, non-routine written correspondence with the IRS, Department of Labor or other Governmental Authority. There has been no amendment to any Company Benefit Plan made, or communicated by the Company or its Subsidiaries to participants therein, which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.

(c) Each Company Benefit Plan (and each related trust, insurance contract or fund) is and has been established, administered and funded in accordance with its express terms, and in compliance in all material respects with all applicable Laws, including ERISA and the Code. There are no pending or, to the knowledge of the Company, threatened Actions against or relating to the Company Benefit Plans, the assets of any of the trusts under such Company Benefit Plans or the plan sponsor or the plan administrator, or against any fiduciary of the Company Benefit Plans with respect to the operation of such Company Benefit Plans (other than routine benefits claims). Neither the Company nor its Subsidiaries nor, to the knowledge of the Company, any “party in interest” or “disqualified person” with respect to a Company Benefit Plan has engaged in a non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA. To the knowledge of the Company, no fiduciary (within the meaning of Section 3(21) of ERISA) has breached any fiduciary duty with respect to a Company Benefit Plan or otherwise has any liability in connection with acts taken (or the failure to act) with respect to the administration or investment of the assets of any Company Benefit Plan. All material payments required to be made by the Company and its Subsidiaries under, or with respect to, any Company Benefit Plan (including all contributions, distributions, reimbursements, premium payments or intercompany charges) with respect to all prior periods have been timely made or, for any such payments that are not yet due, properly accrued and reflected in the most recent consolidated balance sheet prior to the date hereof, in each case in accordance with the provisions of each of the Company Benefit Plans, applicable Law and GAAP. To the knowledge of the Company, as of the date of this Agreement, no Company Benefit Plan is under audit or examination (nor has written notice been received of a potential audit or examination) by any Governmental Authority.

(d) Each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code (i) has received a favorable determination or opinion letter as to its qualification or (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable IRS advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, its related trust is exempt from Tax under Section 501(a) of the Code, and, to the knowledge of the Company, nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification or exemption or the imposition of any material liability, penalty or Tax under ERISA or the Code.

(e) The Company has made available a correct and complete list of all outstanding Company Equity Awards as of the Capitalization Date setting forth: (i) the form of the Company Equity Award (including whether the Company Option is a non-qualified stock option or an incentive stock option for purposes of Section 422 of the Code) and the number of shares of Company Common Stock subject to each Company Equity Award, (ii) the holder’s name, grant date, applicable vesting schedule (including acceleration rights thereof), and the per-share exercise price with respect to each Company Equity Award, and (iii) for each holder who is not a current employee of the Company or its Subsidiaries, whether such Person was an employee of the Company or its Subsidiaries on or since the grant date of the Company Option. Except as set forth in Section 5.13(e) of the Company Disclosure Letter, each holder of an outstanding Company Restricted Stock Award timely made an election under Section 83(b) of the Code. Except for the 2017 Plan and any award agreements that have been made provided to SPAC, neither the Company nor any of its Subsidiaries has adopted, sponsored or maintained any stock option plan or any other plan or agreement providing for equity-related compensation to any Person (whether payable in shares of Company Common Stock, cash or otherwise). The 2017 Plan has been duly authorized, approved and adopted by the Board of Directors and the Company’s stockholders and is in full force and effect. Each Company Equity Award, (i) was duly authorized no later than the date on which the grant was by its terms effective (the “Grant Date”) by all necessary corporate action, (ii) was granted (or, in the case of Company Restricted Stock Awards, was acquired pursuant to an early exercise of a Company Option) in compliance with all applicable Laws (including all applicable federal, state and local Securities Laws) and all the terms and conditions of the 2017 Plan, and (iii) with respect to Company Options, has a per-share exercise price equal to or greater than the fair market value of a share of Company Common Stock on the Grant Date and no modifications within the meaning of Section 409A of the Code have been made to any Company Options following the Grant Date, and (iv) does not trigger any obligation or liability for the holder thereof under Code Section 409A of the Code.

(f) No Company Benefit Plan is, and none of the Company or its Subsidiaries or any ERISA Affiliate has at any time in the six (6) years prior to the date of this Agreement sponsored, established, maintained, contributed to or been required to contribute to, or in any way has any liability (whether on account of an ERISA Affiliate or otherwise), directly or indirectly, with respect to any plan that is, (i) subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code or a “defined benefit” plan within the meaning of Section 414(j) of the Code or Section 3(35) of ERISA (whether or not subject thereto), (ii) a Multiemployer Plan, (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (v) a plan maintained in connection with any trust described in Section 501(c)(9) of the Code. None of the Company or its Subsidiaries or any ERISA Affiliate has withdrawn at any time in the six (6) years prior to the date of this Agreement from any Multiemployer Plan, or incurred any withdrawal liability which remains unsatisfied, and no events have occurred and no circumstances exist that could reasonably be expected to result in any such liability to the Company and its Subsidiaries.

(g) Neither the execution and delivery of this Agreement nor the consummation of the Transactions contemplated hereby will (either alone or in combination with another event) (i) result in any material payment becoming due, or material increase the amount of any compensation or benefits due, to any Company Service Provider or with respect to any Company Benefit Plan; (ii) increase any material benefits, payable under any Company Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any material compensation or benefits, or the forgiveness of any material amount of indebtedness of any Company Service Provider; or (iv) result in an obligation to fund or otherwise set aside assets to secure to any extent any of the obligations under any material Company Benefit Plan. No Person is entitled to receive any additional payment (including any Tax gross-up or other payment) from the Company or its Subsidiaries as a result of the imposition of the excise Taxes required by Section 4999 of the Code or any Taxes required by Section 409A of the Code.

(h) The consummation of the Transactions contemplated by this Agreement will not result in a change in the ownership or effective control of the Company or its Subsidiaries for purposes of Section 280G or Section 409A of the Code.

(i) Each Company Benefit Plan that constitutes a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been established, funded, (if applicable) and administered in compliance in all material respects with applicable Laws.

(j) Except as would not reasonably be expected to result in material liability to the Company and its Subsidiaries, taken as a whole, all Company Benefit Plans subject to the Laws of any jurisdiction outside of the United States or that covers any Company Service Provider residing or working outside of the United States (each, a “Foreign Benefit Plan”) (i) if they are intended to qualify for special tax treatment, meet all requirements for such treatment and, to the knowledge of the Company, there are no existing circumstances or events that have occurred that could reasonably be expected to affect adversely the special tax treatment with respect to such Foreign Benefit Plan, (ii) if they are intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions, and (iii) if intended or required to be qualified, approved or registered with a Governmental Authority, is and has been in the three (3) years prior to the date of this Agreement so qualified, approved or registered and, nothing has occurred in the three (3) years prior to the date of this Agreement that could reasonably be expected to result in the loss of such qualification, approval or registration, as applicable.

Section 5.14. Labor Matters.

(a) The Company has delivered the Company Employee List to SPAC and all of the information included on the Company Employee List is true and accurate as of the date hereof. The Company has delivered a true and accurate list of each individual independent contractor or other individual service provider who provides substantially recurring services to the Company or any of its Subsidiaries as of the date hereof for annualized fees or cash compensation in excess of $250,000, which includes for each such individual (i) a description of the services so provided, (ii) primary work location, (iii) base fee or compensation rate, and (iv) the amount of fees or other compensation actually paid in 2024 and 2025.

(b) Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any Labor Contract with a Labor Union and none of the employees of the Company or its Subsidiaries are subject to collective bargaining arrangements with respect to their employment with the Company. To the knowledge of the Company, there are no activities or proceedings of any Labor Union to organize any Company Employees. Additionally, to the knowledge of the Company, (i) there is no unfair labor practice charge or complaint pending before any applicable Governmental Authority relating to the Company and its Subsidiaries or any Company Service Provider; (ii) there is no labor strike, material slowdown, material dispute, or material work stoppage or lockout pending or threatened against or affecting the Company and its Subsidiaries, and none of the Company and its Subsidiaries has experienced any strike, material slowdown or material work stoppage, lockout or other collective labor action by or with respect to any current Company Service Provider; (iii) there is no representation claim or petition pending before any applicable Governmental Authority; and (iv) there are no charges with respect to or relating to the Company and its Subsidiaries pending before any applicable Governmental Authority responsible for the prevention of unlawful employment practices.

(c) In the three (3) years prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has implemented any “plant closings” or “mass layoffs,” as defined by the Worker Adjustment and Retraining Notification Act of 1988, as amended, or similar state or local laws (the “WARN Act”).

(d) Except where the failure to so comply would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole, each of the Company and its Subsidiaries is, and have been, in compliance in all material respects with (i) all applicable Laws regarding employment and employment practices, including, without limitation, all applicable Laws relating to wages, hours, overtime, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity, classification of employees and independent contractors, and the collection and payment of withholding and/or social security Taxes, (ii) all requirements required by Law or regulation relating to the employment of foreign citizens, including all requirements of Form I-9 Employment Verification, and none of the Company or its Subsidiaries currently employs, or has ever employed, any Person who was not permitted to work in the jurisdiction in which such Person was employed and (iii) all Laws that could require overtime to be paid to any current or former Company Employee, and no Person has ever brought or, to the knowledge of the Company, threatened to bring a claim for unpaid compensation or employee benefits, including overtime amounts.

(e) As of the date of this Agreement, the Company has not received written notice that any current direct report to the CEO of the Company presently intends to terminate his or her employment within six months after the Closing. To the knowledge of the Company, as of the date of this Agreement, no current Company Service Provider at the level of Vice President or above has received an offer to join a business that is competitive with the business activities of the Company and its Subsidiaries.

(f) Except where the failure to so comply would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole, there are no Actions against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened in writing, arising out of, in connection with or otherwise relating to the employment or termination of employment or failure to employ any individual by the Company or any of its Subsidiaries. As of the date of this Agreement, there is no Governmental Order imposing any continuing material remedial obligations on the Company or any of its Subsidiaries.

(g) To the knowledge of the Company, the current Company Employees who work in the United States are authorized and have appropriate documentation to work in the United States. To the knowledge of the Company, neither the Company nor any of its Subsidiaries have ever been notified of any pending or threatened investigation by any branch or department of U.S. Immigration and Customs Enforcement (“ICE”), or other federal agency charged with administration and enforcement of federal immigration laws concerning the Company and its Subsidiaries, and neither the Company nor any of its Subsidiaries have received any “no match” notices from ICE, the Social Security Administration, or the IRS.

(h) Except as would not reasonably be expected to be material to the Company, taken as a whole, in the three (3) years prior to the date of this Agreement, no allegations of sexual harassment or sexual misconduct have been made by a Company Employee (in their capacity as an employee of the Company or its Subsidiaries) against any director or officer of the Company or such Subsidiaries (in their respective capacities as such) or against the Company or any of its Subsidiaries on account of the conduct of any such director or officer. To the knowledge of the Company, neither the Company nor any of its Subsidiaries have incurred, nor do circumstances exist under which the Company or any of its Subsidiaries would reasonably be expected to incur, any liability arising from any allegation of sexual harassment against any director or officer of the Company or any of its Subsidiaries (in their respective capacities as such) that would reasonably be expected to be material to the Company, taken as a whole.

Section 5.15. Taxes. Except as would not reasonably be expected to have a Material Adverse Effect:

(a) All material Tax Returns required by Law to be filed by the Company or its Subsidiaries (taking into account any applicable extensions) have been filed, and all such Tax Returns are true, correct and complete in all material respects.

(b) All material amounts of Taxes due and owing by the Company and its Subsidiaries have been paid, other than Taxes described in clause (iii) of the definition of Permitted Liens. The Most Recent Balance Sheet reflects, in accordance with GAAP, all material unpaid Taxes of the Company and its Subsidiaries for periods (or portions of periods) through the date of the Most Recent Balance Sheet. Since the date of the Most Recent Balance Sheet, neither the Company nor any of its Subsidiaries have incurred any material Tax liability outside the ordinary course of business other than Taxes resulting from the Transactions.

(c) Each of the Company and its Subsidiaries (i) has withheld and deducted all material amounts of Taxes required to have been withheld or deducted by it in connection with amounts paid or owed to any employee, independent contractor, creditor, stockholder or any other third party, (ii) to the extent required, has remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authority, and (iii) has complied in all material respects with applicable Law with respect to Tax withholding, including all reporting and record keeping requirements.

(d) Neither the Company nor any of its Subsidiaries is currently engaged in any material audit, administrative proceeding or judicial proceeding with respect to Taxes. Neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority of a dispute or claim with respect to a material amount of Taxes, other than disputes or claims that have since been resolved and, to the knowledge of the Company, no such claims have been threatened in writing.

(e) No written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to Tax in that jurisdiction in respect of Taxes that would be the subject of such Tax Return, which claim has not been resolved.

(f) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of the Company or any of its Subsidiaries (other than ordinary course extensions of time to file Tax Returns) and no written request for any such waiver or extension is currently pending.

(g) Neither the Company nor any of its Subsidiaries (or any predecessor thereof) has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(h) Neither the Company nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(i) Except with respect to deferred revenue collected by the Company and its Subsidiaries in the ordinary course of business, neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (ii) any “closing agreement” with respect to Taxes with a Governmental Authority executed on or prior to the Closing; (iii) installment sale or open transaction disposition made on or prior to the Closing; or (iv) prepaid amount received on or prior to the Closing.

(j) There are no Liens with respect to Taxes on any of the assets of the Company or its Subsidiaries, other than Permitted Liens.

(k) Neither the Company nor any of its Subsidiaries has any material liability for the Taxes of any Person (other than the Company or its Subsidiaries) (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), (ii) as a transferee or successor, or (iii) by Contract or otherwise (except, in each case, for liabilities pursuant to commercial agreements not primarily relating to Taxes).

(l) Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation to any Governmental Authority or other Person (other than the Company or its Subsidiaries) under any Tax allocation, Tax sharing, Tax indemnification or similar agreements (except, in each case, for any such agreements that are commercial agreements not primarily relating to Taxes).

(m) The Company has not been, is not, and immediately prior to the First Effective Time will not be, treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(n) The Company and its Subsidiaries have not taken any action, and none of the Company or any of its Subsidiaries is aware of any fact or circumstance, that would reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment.

(o) The Company has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(p) The Company is, and has been since its formation, treated as a corporation that is a tax resident of the United States for U.S. federal income tax purposes.

(q) Nothing in this Agreement, including this Section 5.15, shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any net operating losses, Tax credits, Tax basis or other similar Tax attributes after the Closing Date.

For purposes of this Section 5.15, any reference to the Company or any of its Subsidiaries shall be deemed to include any Person that merged with or was liquidated or converted into the Company or any Subsidiary, if applicable. Other than Section 5.13 to the extent such Section relates to Taxes, this Section 5.15 provides the sole and exclusive representations and warranties of the Company in respect of Tax matters.

Section 5.16. Insurance. As of the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole: (a) all of the material policies of property, fire and casualty, liability, workers’ compensation, directors and officers and other forms of insurance (collectively, the “Policies”) held by, or for the benefit of, the Company or any of its Subsidiaries with respect to policy periods that include the date of this Agreement are in full force and effect, and (b) neither the Company nor any of its Subsidiaries has received a written notice of cancellation of any of the Policies or of any material changes that are required in the conduct of the business of the Company or any of its Subsidiaries as a condition to the continuation of coverage under, or renewal of, any of the Policies.

Section 5.17. Permits. Each of the Company and its Subsidiaries has all material licenses, approvals, consents, registrations, franchises and permits (the “Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted (except with respect to licenses, approvals, consents, registrations and permits required under applicable Environmental Laws (as to which certain representations and warranties are made pursuant to Section 5.23)), except where the failure to obtain the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries have obtained all of the Permits necessary under applicable Laws to permit the Company and its Subsidiaries to own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the business and operations of the Company and its Subsidiaries as currently conducted, except where the failure to obtain the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The operation of the business of the Company and its Subsidiaries as currently conducted is not in violation of, nor is the Company or any of its Subsidiaries in default or violation under, any Permit, except where such violation or default would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 5.18. Real Property.

(a) The Company does not have and has not ever had any Owned Real Property.

(b) Schedule 5.18(b) of the Company Disclosure Letter contains a true, correct and complete list, as of the date of this Agreement, of all Leases, including the address of each Leased Real Property. As of the date hereof, the Leased Real Property identified on Schedule 5.18(b) of the Company Disclosure Letter comprise all of the real property used or otherwise related to, the business of the Company and its Subsidiaries as it is currently conducted. Neither the Company nor any Subsidiary of the Company is party to any agreement or option to purchase or sell any Leased Real Property or interest therein.

(c) The Company has made available to SPAC true, correct and complete copies of the leases, subleases, licenses, occupancy agreements, or any other contracts (including all material modifications, amendments, guarantees, supplements, waivers and side letters thereto) pursuant to which the Company or any of its Subsidiaries occupy (or have been granted an option to occupy) the Leased Real Property or is otherwise a party with respect to the Leased Real Property (the “Leases”). The Company or one of its Subsidiaries has a valid and subsisting leasehold or subleasehold estate in, and enjoys peaceful and undisturbed possession of, all Leased Real Property, subject only to Permitted Liens. With respect to each Lease, (i) such Lease is valid, binding and enforceable and in full force and effect against the Company or one of its Subsidiaries and, to the knowledge of the Company knowledge, the other party thereto, subject to the Enforceability Exceptions, (ii) each Lease has not been materially amended or modified except as reflected in the modifications, amendments, supplements, waivers and side letters made available to SPAC, (iii) neither the Company nor one of its Subsidiaries has received or given any written notice of material default or material breach under any of the Leases and to the knowledge of the Company, neither the Company nor its Subsidiaries has received oral notice of any material default that has not been cured within the applicable cure period, (iv) as of the date of this Agreement, the Company has not received written notice from any Governmental Authority regarding intent to modify, suspend or revoke any Lease, and (v) there does not exist under any Lease any event or condition which, with notice or lapse of time or both, would become a material default by the Company or one of its Subsidiaries or, to the knowledge of the Company, the other party thereto.

(d) Neither the Company nor its Subsidiaries subleases or grants any other Person the right to use or occupy Leased Real Property (and no such agreement is currently in effect). Neither the Company nor its Subsidiaries has collaterally assigned or granted any other security interest in the Leased Real Property or any interest therein which is still in effect. Neither the Company nor any of its Subsidiaries is in material default or violation of, or not in compliance with, any legal requirements applicable to its occupancy of the Leased Real Property. No construction or expansion is currently being performed or is planned by the Company or its Subsidiaries (or to the knowledge of the Company, by and other party to any Lease) at any Leased Real Property that is expected to result in liability to the Company or any of its Subsidiaries (including in the aggregate) after the date of this Agreement in excess of $500,000.

Section 5.19. Intellectual Property and Data Security.

(a) Schedule 5.19(a) of the Company Disclosure Letter lists as of the date hereof a true, correct and complete list of (i) all Owned Intellectual Property for which applications are pending, or which are registered or issued, in each case, under the authority of any Governmental Authority, whether in the United States or internationally (“Registered Intellectual Property”); (ii) all domain names and social media accounts owned or purported to be owned by the Company or any of its Subsidiaries; and (iii) each material unregistered Trademark owned or purported to be owned by the Company or any of its Subsidiaries. Each item of Registered Intellectual Property, other than items with pending applications, is subsisting and enforceable, and, to the knowledge of the Company, all issuances and registrations are valid. All necessary registration, maintenance, renewal, and other relevant fees due through the Closing Date have been timely paid and all necessary documents and certificates in connection therewith that are required to be filed have been timely filed with the relevant authorities (including domain name registrars) in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining the Registered

Intellectual Property in full force and effect. The Company or one of its Subsidiaries (A) solely and exclusively owns all right, title and interest in and to all Owned Intellectual Property free and clear of any Liens (other than Permitted Liens) and (B) has (and will continue to have following the Closing), and other than as disclosed in Section 5.04, the right to use pursuant to a valid written license, sublicense, agreement or permission, all other material Intellectual Property and Technology used in the operation of the business of the Company and its Subsidiaries, as currently conducted (“Licensed Intellectual Property”). Except as would not reasonably be expected to have a Material Adverse Effect, the Company Intellectual Property constitutes all of the Intellectual Property used in and held for use in, and necessary and sufficient to enable the Company and its Subsidiaries to conduct, the business as currently conducted. None of the Owned Intellectual Property or, to the knowledge of the Company, any other Intellectual Property exclusively licensed to the Company or any of its Subsidiaries, is subject to any pending or outstanding injunction, directive, order, judgment or other disposition of a dispute that adversely restricts the use, transfer, registration, or licensing of, or adversely affects the validity or enforceability of any such Intellectual Property.

(b) Except as would not reasonably be expected to have a Material Adverse Effect, the conduct and operation of the business of the Company and its Subsidiaries are not infringing upon, misappropriating, diluting or otherwise violating any Intellectual Property rights of any Person, and have not infringed upon, misappropriated, diluted or otherwise violated any Intellectual Property rights of any Person. To the knowledge of the Company, no third party is infringing upon, misappropriating, diluting or otherwise violating or, in the three (3) years prior to the date of this Agreement, has infringed upon, misappropriated, diluted or otherwise violated any Owned Intellectual Property. As of the date of this Agreement, no claims alleging or involving any of the foregoing have been made against any Person by the Company or any of its Subsidiaries. Except as would not reasonably be expected to have a Material Adverse Effect, as of the date of this Agreement, the Company and its Subsidiaries (i) are not the subject of any pending or threatened (in writing, or to the knowledge of the Company, otherwise) Actions and (ii) have not received from any Person at any time in the three (3) years prior to the date of this Agreement any written notice, for each of (i) and (ii) (A) alleging that the Company or any of its Subsidiaries is infringing upon, misappropriating, diluting or otherwise violating or has infringed upon, misappropriated, diluted or otherwise violated, any Intellectual Property rights of any Person or (B) challenging the ownership, use, validity or enforceability of any Owned Intellectual Property and, to the knowledge of the Company, there are no facts or circumstances that would form the reasonable basis for any such claim or challenge.

(c) Except as would not reasonably be expected to have a Material Adverse Effect, (i) the Company and its Subsidiaries take, and have taken, commercially reasonable actions and measures designed to protect and maintain: (A) the sole ownership, confidentiality and value of their Owned Intellectual Property including through valid and enforceable copies of agreements, substantially in the form made available to SPAC, executed by their former and current employees, consultants and independent contractors, (x) in each case who are or were engaged in creating or developing Owned Intellectual Property for the Company or its Subsidiaries, pursuant to which such Person presently assigned to the Company or its Subsidiaries all of such Person’s rights, title and interest in and to all Intellectual Property or Technology created or developed for the Company or its Subsidiaries by such Person or, in the case of employees, consultants and independent contractors that retained title in certain Intellectual Property owned by such employee, consultant or independent contractor prior to the employment or engagement or that was independently developed outside the scope of such employment or engagement, granted the Company or applicable Subsidiary a broad, perpetual, irrevocable license to any such retained Intellectual Property incorporated into the Intellectual Property or Technology created or developed for the Company or applicable Subsidiary and (y) pursuant to which such Person has agreed to hold all Trade Secrets of or held by the Company and its Subsidiaries disclosed to such Person in confidence both during and after such Person’s employment or retention for a reasonable period thereby (x) and (y) collectively, the “Personnel IP Agreements” and (B) the security, confidentiality, value, operation and integrity of (x) their IT Systems and (y) Software in their respective possession or control; (ii) no former or current founder, officer, director, employee, independent contractor, consultant or agent of the Company or its Subsidiaries holds any right, title or interest, in whole or in part, in or to any Company Intellectual Property, and, to the knowledge of the Company, no Person (including any former or current employee, consultant, or independent contractor) is in breach of any Personnel IP Agreement; (iii) no Trade Secret of the Company or any of its Subsidiaries has been authorized to be disclosed or has been actually disclosed by the Company or any of its Subsidiaries to any Person other than pursuant to a valid written non-disclosure agreement adequately restricting the disclosure and use of such Intellectual Property; (iv) no Open Source Software is or has been included, incorporated or embedded in, linked to, combined or distributed with or used in the delivery or provision of any products of the Company or any of its Subsidiaries in a manner that would (A) require the Company or any of its Subsidiaries to distribute or disclose any Business Software or any other Owned Intellectual Property; (B) require the Company to distribute or make available any Business Software or any other Owned Intellectual Property without charge or at a reduced charge; (C) require that users have the right to decompile, disassemble or otherwise reverse engineer any Business Software or any other Owned Intellectual Property; except, in each of the foregoing cases, other than with respect to the Open Source Software itself; or (D) otherwise impose any limitation, restriction, waiver of rights or condition on the right or ability of the Company or to use or distribute any Owned Intellectual Property; (v) except for employees, consultants and other independent contractors engaged by the Company or any of its Subsidiaries in the ordinary course of business under written confidentiality agreements or other written agreements that include confidentiality provisions, no other Person has any right to access, possess, or have disclosed or, to the knowledge of the Company, actually possesses any source code owned by or purported to be owned by the Company or any of its Subsidiaries; (vi) neither the Company nor any of its Subsidiaries is a party to (or is obligated to enter into) any source code escrow Contract or any other Contract requiring the deposit of any source code or related materials for any Software; and (vii) the Company and each of its Subsidiaries have complied and are in compliance with all terms and conditions of all relevant licenses for Open Source Software incorporated or embedded into, linked or called by, or otherwise used in Software owned or purported to be owned by the Company and its Subsidiaries.

(d) (i) Except as would not reasonably be expected to have a Material Adverse Effect, the Company or one of its Subsidiaries owns or has a valid right to access and use pursuant to a written agreement all of their IT Systems used in connection with their business as currently conducted, and such IT Systems operate reliably and in material compliance with their respective documentation and specifications and are sufficient in all material respects for the conduct of the business as currently conducted; (ii) the Company and each of its Subsidiaries has implemented and maintained commercially reasonable back-up and disaster recovery arrangements for the continued operation of their businesses in the event of a failure of its IT Systems that are in material accordance with standard industry practice, and such IT Systems have not, in the past three (3) years, malfunctioned or failed at any time in a manner that resulted in material disruptions to the operation of the business the Company and its Subsidiaries; (iii) to the knowledge of the Company, there has not been, in the past three (3) years, any material security breach, unauthorized use of or unauthorized access to any of the material IT Systems of the Company and its Subsidiaries; (iv) to the knowledge of the Company, the Software and IT Systems of the Company and its Subsidiaries are free of any material malicious or disabling Software including viruses, worms and trojan horses, which may be used to gain unauthorized access to or without authorization, alter, delete, destroy or disable any of its or any third party’s IT Systems or Software or which may in other ways cause material damage to or abuse such IT Systems or Software (“Malware”); (v) the Company and each of its Subsidiaries have taken commercially reasonable efforts designed to maintain its Software free from such Malware; and (vi) the Company and each of its Subsidiaries possesses a sufficient number of seat licenses for the IT Systems and has not been subject to any audit related to a lack of sufficient seat licensing.

(e) No funding, facilities, or personnel of any Governmental Authority or any university, college, research institute or other educational institution has been or is being used to create any Owned Intellectual Property, where, as a result, such Governmental Authority, university, college, research institute or other educational institution has any rights, title or interest in or to such Intellectual Property, other than “march-in rights” as set forth in any Material Contracts.

(f) AI Technologies.

(i) The Company and its Subsidiaries have: (A) obtained all licenses, consents, and permissions, provided all notices and disclosures, and otherwise have all rights, in each case as required under applicable Law, to collect and use all data, content, or materials used by the proprietary artificial intelligence Technology of the Company and its Subsidiaries (“Company AI”) in the operation of the their business as presently conducted (“AI Inputs”); (B) complied with all use restrictions and other requirements of any contractual obligation, website terms of use or terms of service, or other terms by which the Company or any of its Subsidiaries is bound and governing any collection and/or use by the Company and its Subsidiaries of such AI Inputs; and (C) implemented and complied with commercially reasonable policies and procedures relating to use of third-party Generative AI Tools (as defined below), which policies and procedures are reasonably consistent with industry standards;

(ii) all Company AI has been designed, developed, tested, trained, implemented and improved in compliance with all applicable Laws; and

(iii) the Company and its Subsidiaries (A) use all generative artificial intelligence Technology or similar tools capable of automatically producing various types of content (such as source code, text, images, audio, and synthetic data) based on user-supplied prompts (“Generative AI Tools”) in compliance with the applicable license terms, consents, agreements, and laws; (B) have not included and do not include any Personal Information, Trade Secrets or material confidential or proprietary information of the Company or any of its Subsidiaries, or of any third Person under an obligation of confidentiality by the Company or any of its Subsidiaries, in any prompts or inputs into any Generative AI Tools, except in cases where such Generative AI Tools do not use such information, prompts, or services to train the machine learning or algorithm of such tools or improve the services related to such tools; and (C) have not used Generative AI Tools to develop any Owned Intellectual Property in a manner that it believes would materially affect the Company’s ownership or rights of any Owned Intellectual Property.

(g) Except as would not reasonably be expected to have a Material Adverse Effect, (i) the Company and, to the knowledge of the Company, any Person authorized by the Company to Process Personal Information, when acting for and on behalf of the Company have, at all applicable times in the three (3) years prior to the date of this Agreement, complied with all: (A) applicable Privacy Laws, (B) the Company’s written policies and notices regarding Personal Information, and (C) the Company’s obligations with respect to Personal Information under any Contracts or industry standards to which the Company purports to adhere (including, as applicable, the Payment Card Industry Data Security Standard) (clauses (A), (B), and (C) collectively, “Privacy Requirements”); and (ii) the Company has implemented and, in the three (3) years prior to the date of this Agreement, maintained commercially reasonable and appropriate (taking into account the Company’s size and resources as well as the nature and purpose of the Processing and the types of Personal Information) administrative, technical and organizational safeguards, compliant with Privacy Requirements in all material respects, designed to protect the confidentiality, integrity and availability of, as appropriate, the IT Systems and Personal Information in its possession or under its control against loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure, and the Company has taken commercially reasonable steps to ensure that any third party authorized by the Company to access or Process Personal Information on its behalf collected by or on behalf of the Company has implemented and maintained the same; (iv) to the knowledge of the Company, any third party who has provided Personal Information to the Company in the three (3) years prior to the date of this Agreement, has not done so in material violation of applicable Privacy Laws.

(h) In the three (3) years prior to the date of this Agreement, (i) there have been no breaches of the Company’s security that resulted in material misuse of, or unauthorized access to, or disclosure, modification, or destruction of any Personal Information in the possession or control of the Company and its Subsidiaries or, to the knowledge of the Company, Processed by a third party on behalf of the Company and its Subsidiaries (“Security Incident”) that would in each instance require notification to any Person pursuant to any applicable Privacy Requirement; and (ii) the Company has not provided or, to the knowledge of the Company, been legally required to provide any notices to any Person in connection with a Security Incident. In the three (3) years prior to the date of this Agreement, the Company has not received any written notice of any investigations or inquiries from any Governmental Authority or written notice of other claims by any Person by or before any Governmental Authority, in each case related to the Company’s or its Subsidiaries’ violation of any Privacy Requirements, nor has the Company been charged with the violation of any Privacy Law. Except as would not reasonably be expected to have a Material Adverse Effect, the Company has, since August 1, 2023, conducted commercially reasonable privacy and security reviews at commercially reasonable and appropriate intervals and has, in a commercially reasonable manner, resolved, remediated, or mitigated any (i) privacy or data security plans, and taken actions consistent with such plans, to the extent required, in an effort to safeguard all Personal Information in its possession or under its control, and (ii) critical- or high-severity issues or vulnerabilities identified by such reviews.

(i) Except as would not reasonably be expected to have a Material Adverse Effect, the Company is not subject to any Privacy Requirements that, following and because of the Closing, would prohibit the Company from Processing any Personal Information in the manner in which the Company Processed such Personal Information immediately prior to the Closing. Except as would not reasonably be expected to have a Material Adverse Effect, to the knowledge of the Company, the transactions contemplated by this Agreement will not violate applicable Privacy Requirements.

Section 5.20. Anti-Bribery, Anti-Corruption, and Anti-Money Laundering. Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of their respective directors, officers, employees, agents, or any other Person acting for or on behalf of the Company or any of its Subsidiaries in the three (3) years prior to the date of this Agreement, (a) made, offered, or promised to make or offer any payment, loan, or transfer of anything of value, including any reward, advantage, or benefit of any kind, to or for the benefit of any Government Official, candidate for public office, political party, or political campaign, for the purpose of (i) influencing any act or decision of such Government Official, candidate, party or campaign, (ii) inducing such Government Official, candidate, party or campaign to do or omit to do any act in violation of a lawful duty, (iii) obtaining or retaining business for or with any Person, (iv) expediting or securing the performance of official acts of a routine nature, or (v) otherwise securing any improper advantage, in each case in violation of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., as amended, or any other applicable Laws relating to corruption or bribery; (b) paid, offered, or promised to pay or offer any bribe, payoff, influence payment, kickback, unlawful rebate, or other similar unlawful payment of any nature; (c) made, offered or promised to make or offer any unlawful contributions, gifts, entertainment, or other unlawful expenditures; (d) established or maintained any unlawful fund of corporate monies or other properties; (e) created or caused the creation of any false or inaccurate books and records of the Company or any of its Subsidiaries; or (f) otherwise violated any provision of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., as amended, the Money Laundering Control Act, the Currency and Foreign Transactions Reporting Act, The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or any other Laws relating to corruption, bribery, or money laundering. In the three (3) years prior to the date of this Agreement, neither the Company nor any of its Subsidiaries, has made any voluntary or directed disclosure to any Governmental Authority relating to corruption, bribery or money laundering Laws; to the knowledge of the Company, been the subject of any investigation or inquiry regarding compliance with such Laws; or been assessed any fine or penalty under such Laws.

Section 5.21. Sanctions, Import, and Export Controls. Neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers, employees, nor, to the knowledge of the Company, any of their agents, or any other Person acting for or on behalf of the Company, any of its Subsidiaries: (a) is a Sanctioned Party, or (b) has violated any Sanctions since April 24, 2019. The Company and its Subsidiaries, are, and since April 24, 2019 have been, in possession of and in compliance with any and all authorizations, consents, licenses, registrations, and permits that may be required for their lawful conduct under economic Sanctions and Export-Import Laws. Since April 24, 2019, neither the Company nor any of its Subsidiaries, has made any voluntary disclosure to any Governmental Authority relating to Sanctions or Export-Import Laws, has been the subject of any investigation or inquiry regarding compliance with such Laws or has been assessed any fine or penalty under such Laws. The Company, and each of its subsidiaries, maintains policies and procedures reasonably designed to promote compliance with economic Sanctions and Export-Import Laws.

Section 5.22. Outbound Investment Security Program Status. The Company is not a “person of a country of concern” within the meaning of the Outbound Investment Security Program.

Section 5.23. Environmental Matters. Except as would not constitute a Material Adverse Effect:

(a) the Company and its Subsidiaries are, and in the three (3) years prior to the date of this Agreement have been, in compliance with all applicable Environmental Laws;

(b) the Company and its Subsidiaries are not, and in the three (3) years prior to the date of this Agreement, have not been, required to obtain, maintain or comply with any Permit required under applicable Environmental Laws; and

(c) there are no written claims or notices of violation pending against or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging any violations of or liability under any Environmental Law or any violations or liability concerning any Hazardous Materials, nor to the knowledge of the Company, is there any basis for any such claims or notices.

Other than Section 5.04, Section 5.05, Section 5.09, Section 5.11 and Section 5.19(g), this Section 5.23 provides the sole and exclusive representations and warranties of the Company in respect of environmental matters, including any and all matters arising under Environmental Laws.

Section 5.24. Absence of Changes.

(a) Since the date of the Most Recent Balance Sheet to the date of this Agreement, no Material Adverse Effect has occurred.

(b) Since the date of the Most Recent Balance Sheet to the date of this Agreement, except (i) as set forth on Schedule 5.24(b) of the Company Disclosure Letter, and (ii) in connection with the transactions contemplated by this Agreement and any other Transaction Agreement, through and including the date of this Agreement, the Company and its Subsidiaries have carried on their respective businesses and operated their properties in all material respects in the ordinary course of business.

Section 5.25. Brokers’ Fees. Except as set forth on Schedule 5.25 to the Company Disclosure Letter, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar fee, commission or other similar payment in connection with the Transactions based upon arrangements made by the Company, any of its Subsidiaries or any of their Affiliates.

Section 5.26. Related Party Transactions. Except for the Contracts set forth on Schedule 5.26 of the Company Disclosure Letter, there are no Contracts between the Company or any of its Subsidiaries on the one hand, and any Affiliate, officer or director of the Company or, to the knowledge of the Company, any Affiliate of any of them, on the other hand, except in each case, for (a) employment agreements, fringe benefits and other compensation paid to directors, officers and employees consistent with previously established policies, (b) reimbursements of expenses incurred in connection with their employment or service (excluding from clause (a) and this clause (b) any loans made by the Company or its Subsidiaries to any officer, director, employee, member or stockholder and all related arrangements, including any pledge arrangements), (c) the Company Stockholder Agreements, (d) Contracts pursuant to which any such Affiliate, officer or director of the Company has purchased equity of the Company, and (e) Company Benefit Plans, Standard Employment Agreements and amounts paid pursuant to such Company Benefit Plans and Standard Employment Agreements. For clarity, no disclosure will be required under this Section 5.26 as to (i) portfolio companies of any venture capital, private equity or angel investor in the Company or (ii) any publicly traded company.

Section 5.27. Registration Statement and Proxy Statement. None of the information relating to the Company or its Subsidiaries supplied or to be supplied by the Company, or by any other Person acting on behalf of the Company, in writing specifically for inclusion in the Registration Statement or Proxy Statement will, as of the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to the SPAC Stockholders, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF SPAC PARTIES

Except as set forth in: (i) the disclosure schedule dated as of the date of this Agreement delivered by SPAC to the Company (the “SPAC Disclosure Letter”) (each section or subsection of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent) or (ii) the SEC Reports filed or furnished by SPAC prior to the date of this Agreement (excluding (x) any disclosures in such SEC Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature and (y) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such a SEC Report will be deemed to modify or qualify the representations, warranties, or covenants set forth in Section 6.05 (Litigation and Proceedings); Section 6.07 (Financial Ability; Trust Account); Section 6.11 (Tax Matters); Section 6.13 (Capitalization)); and Section 8.03 (Conduct of SPAC During the Interim Period) each SPAC Party represents and warrants to the Company as of the date hereof and as of the Closing as follows:

Section 6.01. Corporate Organization. Each of SPAC and Merger Sub I is duly incorporated and is validly existing as a corporation, in good standing under the Laws of its jurisdiction of incorporation and has the requisite power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted. Merger Sub II is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware. The copies of the organizational documents of each of the SPAC Parties previously delivered by SPAC to the Company are true, correct and complete and are in effect as of the date of this Agreement. Each of the SPAC Parties is, and at all times has been, in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in its respective organizational documents. Each of the SPAC Parties is duly licensed or qualified and in good standing (or its equivalent) as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the SPAC Parties to enter into this Agreement or consummate the Transactions. No SPAC Party is in violation of any provision of its organizational documents.

Section 6.02. Due Authorization.

(a) Each of the SPAC Parties has all requisite corporate power and authority to execute and deliver this Agreement and each Transaction Agreement to which it is a party and, upon receipt of approval of the SPAC Stockholder Matters by the SPAC Stockholders, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement and such Transaction Agreements and the consummation of the Transactions have been duly, validly and unanimously authorized and approved by the board of directors of the applicable SPAC Party and, except for approval of the SPAC Stockholder Matters by the SPAC Stockholders, no other corporate proceeding on the part of any SPAC Party is necessary to authorize the execution, delivery and performance of this Agreement or such Transaction Agreements. By SPAC’s execution and delivery hereof, it has provided all approvals on behalf of equityholders of Merger Subs required for the Transactions. This Agreement has been, and each such Transaction Agreement to which such SPAC Party will be party, duly and validly executed and delivered by such SPAC Party and, assuming due authorization and execution by each other Party hereto and thereto, this Agreement constitutes, and each such Transaction Agreement to which such SPAC Party will be party, will constitute a legal, valid and binding obligation of such SPAC Party, enforceable against each SPAC Party in accordance with its terms, subject to the Enforceability Exceptions.

(b) Assuming a quorum is present at the Special Meeting, as adjourned or postponed, the only votes of any of SPAC’s authorized share capital necessary in connection with the entry into this Agreement by SPAC, the consummation of the Transactions, including the Closing, and the approval of the SPAC Stockholder Matters are as set forth on Schedule 6.02(b) to the SPAC Disclosure Letter.

(c) At a meeting duly called and held or otherwise by unanimous written resolutions, the board of directors of SPAC has unanimously: (i) determined that this Agreement and the Transactions are fair to and in the best interests of SPAC’s shareholders; (ii) determined that the fair market value of the Company is equal to at least eighty percent (80%) of the amount held in the Trust Account (excluding Taxes paid or payable on the income earned on the Trust Account and excluding the amount of any deferred underwriting commissions) as of the date hereof; (iii) approved the transactions contemplated by this Agreement as a Business Combination; and (iv) resolved to recommend to the stockholders of SPAC approval of the Transactions and the SPAC Stockholder Matters.

(d) The board of directors of Merger Sub I and the managing member of Merger Sub II, by resolutions duly adopted by written consent and not subsequently rescinded or modified in any way, have unanimously: (i) determined that this Agreement and the Transactions are fair to and in the best interests of Merger Sub I’s sole stockholder and Merger Sub II’s sole and managing member, as applicable; (ii) approved the transactions contemplated by this Agreement; and (iii) resolved to recommend to the sole stockholder and sole and managing member of Merger Sub I and Merger Sub II, respectively, approval of the Transactions.

(e) To the knowledge of SPAC, the execution, delivery and performance of any Transaction Agreement by any party thereto, other than any SPAC Party or the Company and any of its Affiliates, do not and will not conflict with or result in any violation of any provision of any applicable Law or Governmental Order applicable to such party or any of such party’s properties or assets.

Section 6.03. No Conflict. The execution, delivery and performance of this Agreement and any Transaction Agreement to which any SPAC Party is a party by such SPAC Party and, upon receipt of approval of the SPAC Stockholder Matters by the SPAC Stockholders, the consummation of the Transactions by any SPAC Party do not and will not (a) conflict with or violate any provision of, or result in the breach of the SPAC Organizational Documents or any organizational documents of any Subsidiaries of SPAC, (b) conflict with or result in any violation, or result in the breach of or default by SPAC under, or require any filing, registration or qualification under, any provision of any Law or Governmental Order applicable to which SPAC or any Subsidiary of SPAC is subject or by which any of their respective properties or assets are bound, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which SPAC or any Subsidiaries of SPAC is a party or by which any of their respective assets or properties may be bound or affected, (d) result in the creation of any Lien upon any of the properties or assets of SPAC or any Subsidiaries of SPAC, (e) constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, termination, acceleration, modification, cancellation or creation of a Lien other than Permitted Liens, or (f) result in a violation or revocation of any license, permit or approval from any Governmental Authority, except (in the case of clauses (b), (c), (d), (e) or (f) above) for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

Section 6.04. Compliance With Laws. The SPAC Parties are and have been in material compliance with all applicable Laws and Governmental Orders. No SPAC Party has received any written notice of any material violations of applicable Laws, Governmental Orders or Permits, and to the knowledge of the SPAC Parties, no charge, claim, assertion or Action of any material violation of any Law, Governmental Order or material Permit by the SPAC Parties is currently threatened against the SPAC Parties. To the knowledge of the SPAC Parties, as of the date of this Agreement (1) no material investigation or review by any Governmental Authority with respect to the SPAC Parties is pending or threatened, and (2) no such investigations have been conducted by any Governmental Authority, other than those the outcome of which did not, individually or in the aggregate, result in material liability to the SPAC Parties, taken as a whole.

Section 6.05. Litigation and Proceedings. There are no pending or, to the knowledge of SPAC, threatened, Actions and, to the knowledge of SPAC, there are no pending or threatened investigations or other inquiries, in each case, against any SPAC Party, or otherwise affecting any SPAC Party or their respective assets, including any condemnation or similar proceedings, which, if determined adversely, would, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect. There is no unsatisfied judgment or any open injunction binding upon any SPAC Party or their respective assets, which would, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

Section 6.06. Governmental Authorities; Consents. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of any SPAC Party with respect to the execution or delivery of this Agreement by each SPAC Party or any Transaction Agreement to which any of the SPAC Parties is a party, as applicable, or the consummation of the Transactions, except for applicable requirements of the HSR Act, any Antitrust Laws, National Security Laws, Securities Laws, the Stock Exchange, Part 12 of the Cayman Companies Act with respect to the Domestication, the filing of the First Certificate of Merger in accordance with the DGCL, and the filing of the Second Certificate of Merger in accordance with the DGCL and the DLLCA.

Section 6.07. Financial Ability; Trust Account.

(a) As of the date hereof, there is at least $416,108,095.93 invested in a trust account (the “Trust Account”), maintained by Continental Stock Transfer & Trust Company, a New York limited purpose trust company, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated May 13, 2025, by and between SPAC and the Trustee on file with the SEC Reports of SPAC as of the date of this Agreement (the “Trust Agreement”). Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, SPAC Organizational Documents and SPAC’s final prospectus filed with the SEC on May 15, 2025. Amounts in the Trust Account are invested in United States government securities, cash (including demand deposit accounts) or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended. SPAC has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the date hereof, there are no claims or proceedings pending, or to SPAC’s knowledge, threatened, with respect to the Trust Account. Since May 15, 2025, SPAC has not released any money from the Trust Account (other than Permitted Withdrawals). As of the First Effective Time, the obligations of SPAC to dissolve or liquidate pursuant to the SPAC Organizational Documents shall terminate, and, as of the First Effective Time, SPAC shall have no obligation whatsoever pursuant to the SPAC Organizational Documents to dissolve and liquidate the assets of SPAC by reason of the consummation of the Transactions. To SPAC’s knowledge, as of the date hereof, following the First Effective Time, no stockholder of SPAC shall be entitled to receive any amount from the

Trust Account except to the extent such stockholder shall have elected to tender its shares of SPAC Common Stock for redemption pursuant to the SPAC Stockholder Redemption. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of SPAC and, to the knowledge of SPAC, the Trustee, enforceable in accordance with its terms, subject to the Enforceability Exceptions. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and, to the knowledge of SPAC, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no side letters and there are no Contracts, arrangements or understandings, whether written or oral, or express or implied, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the SEC Reports to be inaccurate or (ii) entitle any Person (other than stockholders of SPAC who shall have elected to redeem their shares of SPAC Common Stock pursuant to the SPAC Stockholder Redemption or the underwriters of SPAC’s initial public offering in respect of their Deferred Discount (as defined in the Trust Agreement)) to any portion of the proceeds in the Trust Account.

(b) As of the date of this Agreement, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its respective obligations hereunder, SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to SPAC on the Closing Date.

(c) As of the date of this Agreement, SPAC does not have, or have any present intention, agreement, arrangement or understanding to enter into or incur, any obligations with respect to or under any Indebtedness including any Working Capital Loans (other than the Permitted Working Capital Loan).

Section 6.08. Brokers’ Fees. Except for the fees described on Schedule 6.08 to SPAC Disclosure Letter (including the amounts owed with respect thereto), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee, underwriting fee, deferred underwriting fee, commission or other similar payment in connection with the transactions contemplated by this Agreement based upon arrangements made by SPAC or any of its Affiliates, including Sponsor.

Section 6.09. SEC Reports; Financial Statements; Sarbanes-Oxley Act; Undisclosed Liabilities.

(a) SPAC has filed or furnished in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC since May 15, 2025 (collectively, as they have been supplemented, amended or modified since the time of their filing and including all exhibits and schedules thereto and other information incorporated therein, the “SEC Reports”). Each of the SEC Reports, as of their respective dates of filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), complied in all material respects with the applicable requirements of applicable Securities Laws. None of the SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of SPAC as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended. No SPAC Party has any material off-balance sheet arrangements that are not disclosed in the SEC Reports. None of the Additional SEC Reports will contain, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b) SPAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to SPAC is made known to SPAC’s principal executive officer and its principal financial officer, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. To SPAC’s knowledge, such disclosure controls and procedures are effective in timely alerting SPAC’s principal executive officer and principal financial officer to material information required to be included in SPAC’s periodic reports required under the Exchange Act.

(c) SPAC has established and maintained a system of internal controls that are sufficient to provide reasonable assurance regarding the reliability of SPAC’s financial reporting and the preparation of SPAC’s financial statements for external purposes in accordance with GAAP.

(d) There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC. SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e) Except as described in the SEC Reports, neither SPAC (including any employee thereof) nor SPAC’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by SPAC, (ii) any fraud, whether or not material, that involves SPAC’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by SPAC, or (iii) any claim or allegation regarding any of the foregoing.

(f) To the knowledge of SPAC, as of the date of this Agreement, there are no outstanding SEC comments from the SEC with respect to the SEC Reports. To the knowledge of SPAC, none of the SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 6.10. Business Activities.

(a) Since its incorporation, SPAC has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the SPAC Organizational Documents, there is no agreement, commitment, or Governmental Order binding upon SPAC or to which SPAC is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of SPAC or any acquisition of property by SPAC or the conduct of business by SPAC as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a SPAC Material Adverse Effect of the type described in clause (i) of the definition thereof. Merger Sub I and Merger Sub II were formed solely for the purpose of engaging in the Transactions, have not conducted any business prior to the date hereof and have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and any Transaction Agreement to which it is a party, as applicable, and the Transactions, as applicable.

(b) SPAC does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, neither SPAC nor any of its Subsidiaries has any interests, rights, obligations or liabilities with respect to, or is party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination.

(c) Except for this Agreement and the agreements expressly contemplated hereby including any agreements permitted by Section 8.03 or as set forth on Schedule 6.10(c) to the SPAC Disclosure Letter, no SPAC Party is, and at no time has been, party to any Contract with any other Person that would require payments by any SPAC Party in excess of $30,000 monthly, $100,000 in the aggregate with respect to any individual Contract or more than $500,000 in the aggregate when taken together with all other Contracts, other than this Agreement and the agreements expressly contemplated hereby (including any agreements permitted by Section 8.03 and Contracts set forth on Schedule 6.10(c) to the SPAC Disclosure Letter).

(d) There is no liability, debt or obligation against SPAC or its Subsidiaries, except for liabilities and obligations (i) reflected or reserved for on SPAC’s consolidated balance sheet as of June 30, 2025 or disclosed in the notes thereto (other than any such liabilities not reflected, reserved or disclosed as are not and would not be, in the aggregate, material to SPAC and its Subsidiaries, taken as a whole), (ii) that have arisen since the date of SPAC’s consolidated balance sheet as of June 30, 2025 in the ordinary course of the operation of business of SPAC and its Subsidiaries (other than any such liabilities as are not and would not be, in the aggregate, material to SPAC and its Subsidiaries, taken as a whole), (iii) disclosed in the Schedules, or (iv) incurred in connection with or contemplated by this Agreement and/or the Transactions.

Section 6.11. Tax Matters. Except as would not reasonably be expected to have a SPAC Material Adverse Effect:

(a) All material Tax Returns required by Law to be filed by SPAC or its Subsidiaries (taking into account any applicable extensions) have been filed, and all such Tax Returns are true, correct and complete in all material respects.

(b) All material amounts of Taxes due and owing by SPAC and its Subsidiaries have been paid, other than Taxes described in clause (iii) of the definition of Permitted Liens. The audited financial statements and unaudited interim financial statements included in the SEC Reports reflects, in accordance with GAAP, all material unpaid Taxes of the Company and its Subsidiaries for periods (or portions of periods) through July 31, 2025. Since July 31, 2025, neither SPAC nor any of its Subsidiaries have incurred any material Tax liability outside the ordinary course of business other than Taxes resulting from the Transactions.

(c) Each of SPAC and its Subsidiaries (i) has withheld and deducted all material amounts of Taxes required to have been withheld or deducted by it in connection with amounts paid or owed to any employee, independent contractor, creditor, stockholder or any other third party, (ii) to the extent required, has remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authority, and (iii) has complied in all material respects with applicable Law with respect to Tax withholding, including all reporting and record keeping requirements.

(d) Neither SPAC nor any of its Subsidiaries is currently engaged in any material audit, administrative proceeding or judicial proceeding with respect to Taxes. Neither SPAC nor any of its Subsidiaries has not received any written notice from any Governmental Authority of a dispute or claim with respect to a material amount of Taxes, other than disputes or claims that have since been resolved and, to the knowledge of SPAC, no such claims have been threatened in writing.

(e) No written claim has been made by any Governmental Authority in a jurisdiction where SPAC or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to Tax in that jurisdiction in respect of Taxes that would be the subject of such Tax Return, which claim has not been resolved.

(f) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of SPAC or any of its Subsidiaries (other than ordinary course extensions of time to file Tax Returns) and no written request for any such waiver or extension is currently pending.

(g) Neither SPAC nor of its Subsidiaries (or any predecessor thereof) has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(h) Neither SPAC nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(i) Except with respect to deferred revenue collected by SPAC and its Subsidiaries in the ordinary course of business, neither SPAC nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (ii) any “closing agreement” with respect to Taxes with a Governmental Authority executed on or prior to the Closing; (iii) installment sale or open transaction disposition made on or prior to the Closing; or (iv) prepaid amount received on or prior to the Closing.

(j) There are no Liens with respect to Taxes on any of the assets of SPAC or its Subsidiaries, other than Permitted Liens.

(k) Neither SPAC nor any of its Subsidiaries has any material liability for the Taxes of any Person (other than SPAC or its Subsidiaries) (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), (ii) as a transferee or successor or (iii) by Contract or otherwise (except, in each case, for liabilities pursuant to commercial agreements not primarily relating to Taxes).

(l) Neither SPAC nor any of its Subsidiaries is a party to, or bound by, or has any obligation to any Governmental Authority or other Person (other than SPAC or its Subsidiaries) under any Tax allocation, Tax sharing, Tax indemnification or similar agreements (except, in each case, for any such agreements that are commercial agreements not primarily relating to Taxes).

(m) As of the Closing Date, SPAC is a domestic corporation for U.S. federal income tax purposes.

(n) SPAC and its Subsidiaries have not taken any action, and none of SPAC or any of its Subsidiaries is aware of any fact or circumstance, that would reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment.

(o) All of the equity interests in each of Merger Sub I and Merger Sub II are owned by SPAC. Merger Sub II is, and has been since formation, a disregarded entity that is disregarded as separate from SPAC for U.S. federal income tax purposes and has not taken (and does not plan to take) any actions that could cause it to be treated as anything other than a disregarded entity for U.S. federal income tax purposes. The Merger Subs are newly formed solely to effect the Mergers and they have not conducted any business activities or other operations of any kind (other than administrative or ministerial activities) prior to the Mergers.

(p) SPAC has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

Section 6.12. Employees. Other than any officers as described in the SEC Reports, the SPAC Parties have no and have never had any employees on their payroll, and have never retained any contractors, other than professional consultants and professional advisors. Other than reimbursement of any out-of-pocket expenses incurred by SPAC’s officers and directors in connection with activities on SPAC’s behalf in an aggregate amount not in excess of the amount of cash held by SPAC outside of the Trust Account, SPAC has no unsatisfied material liability with respect to any officer or director. The SPAC Parties have never and do not currently maintain, sponsor, or contribute to any employee benefit plan.

Section 6.13. Capitalization.

(a) As of the date of this Agreement, the authorized share capital is $55,500 divided into (i) 500,000,000 SPAC Class A Ordinary Shares, (ii) 50,000,000 SPAC Class B Ordinary Shares and (iii) 5,000,000 SPAC Preferred Shares of which (A) 41,700,000 SPAC Class A Ordinary Shares are issued and outstanding (inclusive of SPAC Class A Ordinary Shares included in any outstanding public or private placement Cayman SPAC Units) as of the date of this Agreement, (B) 10,350,000 SPAC Class B Ordinary Shares are issued and outstanding as of the date of this Agreement and (C) no shares of SPAC Preferred Shares are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares described in clauses (A) and (B) and the Cayman SPAC Units (1) have been duly authorized and validly issued and are fully paid and nonassessable, (2) were issued in compliance in all material respects with applicable Law, (3) were not issued in breach or violation of any purchase option, right of first refusal, preemptive right, subscription right (or any similar right) or Contract and (4) are fully vested and not otherwise subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code, except as disclosed in the SEC Reports with respect to certain SPAC Class B Ordinary Shares held by Sponsor.

(b) Upon the completion of the Mergers the authorized capital stock of SPAC will be as set forth in the SPAC Charter Upon Domestication.

(c) Subject to the terms and conditions of the Warrant Agreement and in connection with the Domestication, the Cayman SPAC Warrants will be converted into Domesticated SPAC Warrants. The Domesticated SPAC Warrants will be exercisable after giving effect to the Transactions for one share of SPAC Common Stock at an exercise price of $11.50 per share. 10,425,000 Cayman SPAC Warrants (inclusive of Cayman SPAC Warrants included in any outstanding public or private placement Cayman SPAC Units), consisting of 10,350,000 public warrants (inclusive of those included in any outstanding public Cayman SPAC Units) and 75,000 private placement warrants (inclusive of those included in any private placement Cayman SPAC Units) are issued and outstanding. All outstanding Cayman SPAC Warrants (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law, and (iii) were not issued in breach or violation of any purchase option, right of first refusal, preemptive right, subscription right (or any similar right) or Contract.

(d) As of the date hereof, other than the Cayman SPAC Warrants, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of SPAC Common Stock or the equity interests of SPAC, or any other Contracts to which SPAC is a party or by which SPAC is bound obligating SPAC to issue or sell any shares of capital stock of, other equity interests in or debt securities of, SPAC, and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in SPAC. Except as provided for in the SPAC Organizational Documents or in the Sponsor Agreement, there are no outstanding contractual obligations of SPAC to repurchase, redeem or otherwise acquire any securities or equity interests of SPAC. There are no outstanding bonds, debentures, notes or other Indebtedness of SPAC having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the SPAC Stockholders may vote. Except as disclosed in the SEC Reports, SPAC is not a party to any stockholders agreement, voting agreement or registration rights agreement relating to SPAC Common Stock or any other equity interests of SPAC. SPAC does not own any capital stock or any other equity interests in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.

(e) No Person and no syndicate or “group” (as defined in the Exchange Act and the rules thereunder) of a Person owns directly or indirectly beneficial ownership (as defined in the Exchange Act and the rules thereunder) of securities of SPAC representing thirty-five percent (35%) or more of the combined voting power of the issued and outstanding securities of SPAC.

Section 6.14. Nasdaq Stock Market Listing. The issued and outstanding SPAC Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “CCCX”. The issued and outstanding shares of Cayman SPAC Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “CCCXW”. The issued and outstanding Cayman SPAC Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “CCCXU”. SPAC is in compliance with the rules of the Nasdaq and there is no Action pending or, to the knowledge of SPAC, threatened against SPAC by the Nasdaq or the SEC with respect to any intention by such entity to deregister the SPAC Common Stock, Cayman SPAC Warrants or the Cayman SPAC Units or terminate the listing of SPAC Common Stock, Cayman SPAC Warrants or the Cayman SPAC Units on the Nasdaq. None of SPAC or its Affiliates has taken any action in an attempt to terminate the registration of the SPAC Common Stock, Cayman SPAC Warrants or the Cayman SPAC Units under the Exchange Act except as contemplated by this Agreement. SPAC has not received any notice from the Nasdaq or the SEC regarding the revocation of such listing or otherwise regarding the delisting of the SPAC Common Stock, Cayman SPAC Warrants or the Cayman SPAC Units from the Nasdaq or the SEC.

Section 6.15. Sponsor Agreement. SPAC has delivered to the Company a true, correct and complete copy of the Sponsor Agreement. The Sponsor Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by SPAC. The Sponsor Agreement is a legal, valid and binding obligation of SPAC and, to the knowledge of SPAC, each other party thereto and neither the execution or delivery by any party thereto, nor the performance of any party’s obligations under, the Sponsor Agreement violates any provision of, or results in the breach of or default under, or require any filing, registration or qualification under, any applicable Law. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of SPAC under any material term or condition of the Sponsor Agreement.

Section 6.16. Related Party Transactions. Except as set forth in Section 6.16 of the SPAC Disclosure Letter, there are no transactions, Contracts, side letters, arrangements or understandings between any SPAC Party, on the one hand, and any former or present director or officer, employee, stockholder or Affiliate of such SPAC Party.

Section 6.17. Investment Company Act. Neither SPAC nor any of its Subsidiaries is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company” or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

Section 6.18. Sanctions. None of the SPAC Parties, nor any of their respective officers, directors, employees, agents, stockholders or partners, is a Sanctioned Party.

Section 6.19. CFIUS Foreign Person Status. None of the SPAC Parties nor holders of SPAC Shares (i) is a “foreign person” within the meaning of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”), (ii) is “controlled” by a foreign person within the meaning of the DPA, nor (iii) permits or will permit any foreign person affiliate – whether affiliated as a limited partner or otherwise – to obtain through it any of the following with respect to the Company and within the meaning of the DPA: (a) access to any “material nonpublic technical information” in the possession of the Company; (b) membership or observer rights on the Company Board or equivalent governing body of the Company or the right to nominate an individual to a position on the Company Board or equivalent governing body of the Company; (c) any “involvement,” other than through the voting of shares, in the “substantive decisionmaking” of the Company regarding (i) the use, development, acquisition, or release of “critical technology”; (ii) the use, development, acquisition, safekeeping, or release of “sensitive personal data” of U.S. citizens maintained or collected by the Company; or (iii) the management, operation, manufacture or supply of “covered investment critical infrastructure”; or (d) “control” of the Company.

Section 6.20. Data Security Program Status. Each of the SPAC Parties is not a “covered person,” as defined in the Data Security Program.

Section 6.21. Outbound Investment Security Program Status. Each of the SPAC Parties is not a “person of a country of concern” within the meaning of the Outbound Investment Security Program.

Section 6.22. Registration Statement and Proxy Statement; Additional SEC Reports.

(a) At the First Effective Time, the Registration Statement, and when first filed in accordance with Rule 424(b) or filed pursuant to Section 14A, the Proxy Statement (or any amendment or supplement thereto), will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act. On the date of any filing pursuant to Rule 424(b) or Section 14A, the date the Proxy Statement is first mailed to SPAC Stockholders, and at the time of the Special Meeting, the Proxy Statement (together with any amendments or supplements thereto) will not include any untrue statement of material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that SPAC makes no representations or warranties as to the information contained in or omitted from the Registration Statement or Proxy Statement in reliance upon and in conformity with information furnished in writing to SPAC by or on behalf of the Company or any of their Affiliates specifically for inclusion in the Registration Statement or the Proxy Statement.

(b) Each of the Additional SEC Reports, as of their respective dates of filing (or, if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), will comply in all material respects with the applicable requirements of applicable Securities Laws. None of the Additional SEC Reports, as of their respective dates (or, if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided, however, that SPAC makes no representations or warranties as to the information contained in or omitted from any Additional SEC Reports in reliance upon or in conformity with information furnished in writing to SPAC by or on behalf of the Company or any of their Affiliates specifically for inclusion or incorporation by reference in the Additional SEC Reports.

Section 6.23. Fairness Opinion. The board of directors of SPAC has received the opinion of Ocean Tomo, a part of J.S. Held, to the effect that, as of the date of such opinion and subject to the assumptions, limitations, qualifications and other conditions contained therein, the Merger Consideration is fair, from a financial point of view, to the SPAC Stockholders (other than the Sponsor).

Section 6.24. No Outside Reliance. Notwithstanding anything contained in this ARTICLE 6 or any other provision hereof, each of SPAC Parties, and any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives, acknowledge and agree that the SPAC has made its own investigation of the Company and that neither the Company nor any of its Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in ARTICLE 5, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Company Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by the SPAC or its representatives) or reviewed by SPAC pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to SPAC or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in ARTICLE 5 of this Agreement. Except as otherwise expressly set forth in this Agreement, SPAC understands and agrees that any assets, properties and business of the Company and its Subsidiaries are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in ARTICLE 5, with all faults and without any other representation or warranty of any nature whatsoever.

ARTICLE 7

COVENANTS OF THE COMPANY

Section 7.01. Conduct of Business. From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except (i) as expressly contemplated by this Agreement, (ii) as required by applicable Law or any Governmental Authority, (iii) as set forth on Schedule 7.01 to the Company Disclosure Letter, or (iv) as consented to by SPAC (which consent shall not be unreasonably conditioned, withheld, delayed or denied), use its commercially reasonable efforts to operate its business in all material respects in the ordinary course of business. Without limiting the generality of the foregoing, except (i) as contemplated by this Agreement, (ii) as required by applicable Law or any Governmental Authority, (iii) as set forth on Schedule 7.01 to the Company Disclosure Letter, or (iv) as consented to by SPAC in writing (which consent shall, except in the case of clause (d), not be unreasonably conditioned, withheld, delayed or denied), the Company shall not, and the Company shall cause its Subsidiaries not to, during the Interim Period, except as otherwise contemplated by this Agreement:

(a) change or amend the Company Certificate of Incorporation or other organizational documents of the Company, except as (i) otherwise required by Law, (ii) required in order to effectuate the conversion of Company Preferred Stock into Company Common Stock, or (iii) in connection with a PIPE Investment;

(b) make, declare, set aside, establish a record date for or pay any dividend or distribution, other than any dividends or distributions from any wholly-owned Subsidiary of the Company to the Company or any other wholly-owned Subsidiaries of the Company;

(c) enter into, assume, assign, partially or completely amend any material term of, modify any material term of or terminate (excluding any expiration in accordance with its terms) any Labor Contract to which the Company or its Subsidiaries is a party or by which it is bound, other than entry into such agreements in the ordinary course of business;

(d) other than seeking and negotiating PIPE Subscription Agreements, (i) issue, deliver, sell, transfer, pledge, dispose of or place any Lien (other than a Permitted Lien) on any shares or any other equity or voting securities of the Company or any of its Subsidiaries or (ii) issue or grant any options, warrants, Company Convertible Securities or other rights to purchase, convert into, exchange for or otherwise obtain any shares or any other equity or voting securities of the Company, or amend, modify or waive the terms of any of the foregoing, in each case other than (A) those issuances of Company Options to eligible recipients set forth on Schedule 7.01(d) of the Company Disclosure Letter, in each case pursuant to the 2017 Plan, (B) issuances of shares of Company Common Stock upon the exercise of Company Options, or the conversion of Company Preferred Stock, in each case that are outstanding on the date of this Agreement or issued or granted thereafter in compliance with the terms of this Agreement, and in the case of Company Options, in accordance with the terms of the 2017 Plan and award agreement, or (C) in connection with a PIPE Investment;

(e) sell, assign, transfer, convey, lease, license, abandon, allow to lapse or expire, subject to or grant any Lien (other than Permitted Liens) on, or otherwise dispose of, any material Owned Intellectual Property or material assets, rights, Technology or properties of the Company and its Subsidiaries, taken as a whole, other than the sale or non-exclusive license of Software, goods, products and services to customers in the ordinary course of business, non-exclusive licenses to service providers in connection with provision of services to the Company and its Subsidiaries in the ordinary course of business, or the sale, non-exclusive license or other disposition of Technology or equipment deemed by the Company in its reasonable business judgement to be obsolete or not material to the business of the Company and its Subsidiaries, in each case, in the ordinary course of business;

(f) (i) cancel or compromise any claim or Indebtedness owed to the Company or any of its Subsidiaries, (ii) settle any pending or threatened Action, (A) if such settlement would require payment by the Company in an amount greater than $500,000, (B) to the extent such settlement includes an agreement to accept or concede injunctive relief, or (C) to the extent such settlement involves a Governmental Authority (unless such settlement would not reasonably be expected to be materially adverse to the Company) or alleged criminal wrongdoing, or (iii) agree to modify in any respect materially adverse to the Company and its Subsidiaries any confidentiality or similar Contract to which the Company or any of its Subsidiaries are a party;

(g) directly or indirectly acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by purchasing all of or a substantial equity interest in, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof in a transaction that would be material to the Company and its Subsidiaries, taken as a whole;

(h) make any loans or advance any money or other property to any Person, except for (i) advances in the ordinary course of business to employees or officers of the Company or any of its Subsidiaries for expenses not to exceed $500,000 in the aggregate and (ii) prepayments made to suppliers of the Company or any of its Subsidiaries;

(i) enter into, assume, assign, or amend any material term of or terminate (excluding any expiration in accordance with its terms) any Material Contract (or any Contract that would constitute a Material Contract if in effect on the date hereof), other than entry into such agreements in the ordinary course of business; provided, that neither the Company nor any Subsidiary thereof shall modify, amend, renew, extend, terminate or enter into any Material Contract (or any Contract that would constitute a Material Contract if in effect on the date hereof) if the effect thereof would be to (i) impose any material restrictions on the right or ability of the Company or any Subsidiary thereof to engage in any line of business or compete with, or provide services to, any other Person or in any geographic area, (ii) grant any exclusive rights to license, market, sell or deliver any material product, service or Owned Intellectual Property of the Company or any Subsidiary thereof, (iii) require the Company or any Subsidiary thereof to exclusively purchase any material inventory, products, or services from such Person, or (iv) grant any “most favored nation” or similar provision in favor of the other party or a right of first refusal, first offer or first negotiation binding upon the Company or any Subsidiary thereof that, in each case, is material to the Company;

(j) redeem, purchase or otherwise acquire, any shares or stock (as applicable) (or other equity interests) of the Company or any of its Subsidiaries or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares or stock (as applicable) (or other equity interests) of the Company or any of its Subsidiaries (including, for the avoidance of doubt, in satisfaction of the exercise price or Tax withholding obligations with respect to any Company Equity Awards or other equity securities of the Company outstanding as of the date hereof or issued or granted thereafter in compliance with the terms of this Agreement), except pursuant to exercises (excluding, for the avoidance of doubt, the exercise of redemption rights), conversion, settlement or cancellations of equity securities of the Company outstanding as of the date hereof or issued or granted thereafter in compliance with the terms of this Agreement, repurchase or redemption of any Company Restricted Stock Awards following a termination of employment or service of a current or former Company Service Provider, in each case in accordance with the terms of such securities, the 2017 Plan, and/or award agreement in effect as of the date hereof;

(k) split, combine, subdivide, recapitalize or reclassify any shares or other equity interests or securities of the Company;

(l) make any change in its customary accounting principles or methods of accounting materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, other than as may be required by applicable Law, GAAP or regulatory guidelines or interpretations thereof;

(m) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or its Subsidiaries (other than the First Merger and Second Merger and the transactions contemplated by this Agreement);

(n) make, change or revoke any material Tax election, adopt or change any material accounting method with respect to Taxes, file any amended material Tax Return, settle or compromise any material Tax liability, enter into any material closing agreement with respect to any Tax, consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment (other than ordinary course extensions of time to file Tax Returns), or enter into any Tax sharing or Tax indemnification agreement or similar agreement (except, in each case, for such agreements that are commercial agreements not primarily relating to Taxes) or take any similar action relating to Taxes, if such election, change, amendment, agreement, settlement, consent or other action would have the effect of materially increasing the present or future Tax liability of the Company or any of its Subsidiaries in a manner that will disproportionately affect the SPAC Stockholders (as compared to the Company’s stockholders) after the Closing;

(o) take or cause to be taken any action, or knowingly fail to take or cause to be taken any action, which action or failure to act would reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment;

(p) (i) modify in any material respect the terms of, any Indebtedness, (ii) issue any debt securities, or (iii) incur or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person for Indebtedness for borrowed money in excess of $1,000,000 in the aggregate (other than Indebtedness under capital leases entered into in the ordinary course of business);

(q) voluntarily fail to maintain in full force and effect material insurance policies covering the Company and its Subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practices (except that the Company shall be authorized to replace existing insurance policies with substantially comparable amounts of insurance coverage);

(r) enter into any transaction or amend in any material respect any existing agreement with any Person that, to the knowledge of the Company, is an Affiliate of the Company or its Subsidiaries (excluding ordinary course Company Benefit Plans, Standard Employment Agreements and payments of annual compensation, provision of benefits or reimbursement of expenses in respect of stockholders who are officers or directors of the Company or its Subsidiaries);

(s) other than in the ordinary course of business or as required by an existing Company Benefit Plan, Standard Employment Agreement, Labor Contract, or applicable Law, (i) increase the compensation or benefits of any Company Service Provider or accelerate the vesting or lapsing of restrictions or payment, or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan other than payments of compensation or benefits that are immaterial, (ii) establish, adopt, enter into, materially amend in any respect or terminate any material Company Benefit Plan or any plan, agreement, program, policy or other arrangement that would be a material Company Benefit Plan if it were in existence as of the date of this Agreement, (iii) except as provided in Section 7.01(s) of the Company Disclosure Letter, hire or terminate without “cause” (as determined consistent with past practice) the employment of any Company Employee with the title of Chief Executive Officer, Chief Financial Officer, Vice President and General Manager of Computing, Chief Operating Officer, Chief Technology Officer, Chief Legal Officer or Chief Scientist for Quantum Information, (iv) implement or announce any employee layoffs, furloughs, or reductions in force, in each case that would require notice or pay in lieu of notice under the WARN Act, or (vi) recognize or certify any Labor Union as the bargaining representative for any Company Service Provider or become a party to, establish, adopt, amend, commence participation in or terminate any Labor Contract with a Labor Union;

(t) make any capital expenditures (or series of related capital expenditures) other than in an amount not in excess of the amount set forth of Section 7.01(t) of the Company Disclosure Letter;

(u) enter into any engagement letters with (i) financial advisors or (ii) capital markets advisors; and

(v) enter into any Contract to do any action prohibited under this Section 7.01.

Section 7.02. Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or any of its Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information which (i) relates to interactions with prospective buyers of the

Company or the negotiation of this Agreement or the Transactions, including with respect to the consideration or valuation of the Mergers or any financial or strategic alternatives thereto, or any Acquisition Transaction, (ii) is prohibited from being disclosed by applicable Law, (iii) is subject to statutory non-disclosure or similar provisions, or that is subject to a non-disclosure agreement with a third party or protection as a trade secret, or (iv) on the advice of legal counsel of the Company would result in the loss of attorney-client privilege or other privilege from disclosure, the Company shall, and shall cause its Subsidiaries to, afford to SPAC and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of the Company and its Subsidiaries and so long as reasonably feasible or permissible under applicable Law, to all of their respective properties, books, Contracts, commitments, records and appropriate officers and employees of the Company and its Subsidiaries, and shall use its and their commercially reasonable efforts to furnish such Representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries that are in the possession of the Company or its Subsidiaries, in each case, as SPAC and its Representatives may reasonably request solely for purposes of consummating the Transactions; provided, however, that SPAC shall not be permitted to perform any environmental sampling at any Leased Real Property, including sampling of soil, groundwater, surface water, building materials, or air or wastewater emissions. The Parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. Any request pursuant to this Section 7.02 shall be made in a time and manner so as not to delay the Closing. All information obtained by SPAC and its Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Closing.

Section 7.03. HSR Act and Regulatory Approvals.

(a) In connection with the transactions contemplated by this Agreement, the Company shall (and, to the extent required, shall cause its Affiliates to) comply promptly but in no event later than twenty (20) Business Days after the date hereof with the notification and reporting requirements of the HSR Act; provided that, in the event the Federal Trade Commission and/or the U.S. Department of Justice is closed or not accepting such filings under the HSR Act (a “Government Closure”), such days shall be extended day-for-day, for each Business Day the Government Closure is in effect. The Company shall (i) use its reasonable best efforts to substantially comply with any Information or Document Requests and (ii) request early termination of any waiting period under the HSR Act; provided, further, that all fees and expenses in connection with filing to obtain clearance pursuant to the HSR Act shall be paid by SPAC.

(b) The Company shall use reasonable best efforts to: (i) promptly furnish to SPAC copies of any notices or written communications received by the Company or any of its Affiliates from any third party or any Governmental Authority, and disclose to SPAC the nature of any material oral communications between the Company or any of its Affiliates and any such Governmental Authority, with respect to the transactions contemplated by this Agreement, and (ii) permit counsel to SPAC an opportunity to review in advance, any proposed material written communications by the Company and/or its Affiliates to any Governmental Authority, and excluding any notification and report forms filed under the HSR Act concerning the transactions contemplated by this Agreement; provided, that the Company shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental

Authority to so extend such waiting period or comparable period under the HSR Act without the written consent of SPAC. The Company agrees to provide, to the extent permitted by the applicable Governmental Authority, SPAC and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between the Company and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the Transactions. Any such disclosures or provisions of information by the Company pursuant to this Section 7.03 may be redacted, withheld or made on an outside-counsel-only basis to the extent required under applicable Law or as appropriate to protect attorney-client or other privileged information or confidential business information.

(c) Without limiting the generality of the undertakings pursuant to this Section 7.03, the Company shall, contemporaneously with the submission of its notification and report forms filed under the HSR Act, submit to the Colorado Attorney General, a copy of the notification and report forms filed under the HSR Act pursuant to Colorado’s Uniform Antitrust Pre-Merger Notification Act.

Section 7.04. No Claim Against the Trust Account. The Company acknowledges that it has read SPAC’s final prospectus, filed with the SEC on May 15, 2025 and other SEC Reports, the SPAC Organizational Documents, and the Trust Agreement and understands that SPAC has established the Trust Account described therein for the benefit of SPAC’s public stockholders and that disbursements from the Trust Account are available only in the limited circumstances set forth in the Trust Agreement. The Company further acknowledges that, if the transactions contemplated by this Agreement, or, in the event of a termination of this Agreement, another Business Combination, are not consummated by May 15, 2027 (or August 15, 2027 if SPAC has an executed letter of intent, agreement in principle or definitive agreement for a Business Combination by May 15, 2027), SPAC will be obligated to return to its stockholders the amounts being held in the Trust Account. Accordingly, except in the event of a distribution from the Trust Account in connection with the consummation of a Business Combination involving SPAC, the Company (on behalf of itself and its controlled Affiliates) hereby waives any past, present or future claim of any kind against, and any right to access, the Trust Account or to collect from the Trust Account any monies that may be owed to them by SPAC or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever. This Section 7.04 shall survive the termination of this Agreement for any reason; provided, that nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against SPAC or any of its Affiliates for legal relief against assets held outside the Trust Account (including from and after the consummation of a Business Combination other than as contemplated by this Agreement) or pursuant to Section 12.13 for specific performance or other injunctive relief. This Section 7.04 shall survive the termination of this Agreement for any reason.

Section 7.05. Proxy Solicitation; Other Actions(a) .

(a) The Company agrees to use commercially reasonable efforts to provide SPAC: (i) as soon as practicable following the date hereof, and in any event within sixty (60) days following the date hereof, (A) the financial statements set forth in items 1 and 2 on Schedule 7.05(a), (B) auditor’s reports and consents to use such financial statements and reports in the Registration Statement, as applicable, and (C) such other information regarding the Company and its

Subsidiaries as is required under the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder for inclusion in the Proxy Statement; and (ii) as soon as practicable following the date hereof, the financial statements set forth on Schedule 7.05(a) other than those set forth in items 1 and 2 thereof (collectively, the “Required Company Information”). The Company shall be available to, and the Company and its Subsidiaries shall use commercially reasonable efforts to make their officers and employees available, in each case, during normal business hours and upon reasonable advanced notice, to SPAC and its counsel in connection with (A) the drafting of the Registration Statement or Proxy Statement and (B) responding in a timely manner to comments on the Registration Statement or Proxy Statement from the SEC. Without limiting the generality of the foregoing, the Company shall reasonably cooperate with SPAC in connection with the preparation for inclusion in the Registration Statement or Proxy Statement of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC).

(b) During the Interim Period, each of SPAC and the Company shall, and shall cause its respective Representatives to, reasonably cooperate in a timely manner in connection with SPAC and its Representatives’ due diligence in connection with the Transactions, including in connection with any financing arrangement the Parties mutually agree to seek in connection with the Transactions (including any PIPE Investment), including: (i) by providing such information and assistance as the other party or its Representatives may reasonably request; (ii) granting such access to the other party and its Representatives as may be reasonably necessary for their due diligence; (iii) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, and due diligence sessions with respect to such financing efforts; and (iv) using its commercially reasonable efforts to deliver or, cause its Representatives to deliver, all documents that may be reasonably required by any financial advisor or other Representative to either party, in form and substance reasonably satisfactory to such financial advisors or other Representatives to facilitate the consummation of the Transactions or any financing arrangement in connection therewith. Such documents may include customary comfort letters from the relevant party’s current or former independent auditors and legal opinions and negative assurance letters from its counsel. Such cooperation shall include direct contact between senior management and other Representatives of each party at reasonable times and locations. All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the providing party or its Representatives.

Section 7.06. Certain Transaction Agreements. Except to the extent provided in writing by SPAC, the Company shall not permit any amendment or modification to be made to any Company Voting and Support Agreement to the extent that such amendment or modification would reasonably be expected to materially and adversely affect the closing of the Transactions. The Company shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to satisfy in all material respects on a timely basis all conditions and covenants applicable to the Company in each Company Voting and Support Agreement and otherwise comply with its obligations thereunder and to enforce its rights under each such agreement, except to the extent that that the failure of the Company to enforce such rights would not reasonably be expected to materially and adversely affect the closing of the Transactions. Without limiting the generality of the foregoing, the Company shall give SPAC, prompt written notice: (a) of any breach or default (or any threatened breach or default) by any party to any

Company Voting and Support Agreement known to the Company; or (b) of the receipt of any written notice or other written communication from any other party to any Company Voting and Support Agreement with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party under any such agreement or any provisions of any such agreement.

Section 7.07. FIRPTA. At the Closing, the Company shall deliver to SPAC (a) a properly executed certificate in such manner consistent and in accordance with the requirements of Section 1.897-2(h)(1)(i) and 1.1445-2(c)(3)(i) of the Treasury Regulations, and (b) a notice to the IRS (which shall be filed by SPAC with the IRS following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations.

Section 7.08. Termination of Certain Agreements. The Company shall use reasonable best efforts to cause the Contracts listed on Schedule 7.08 of the Company Disclosure Letter to be terminated as of, and contingent upon the occurrence of, the Closing without any further force and effect without any cost or other liability or obligation to the Company or its Subsidiaries (as applicable), and there shall be no further obligations of any of the relevant parties thereunder following the Closing.

Section 7.09. Written Consent and A&R Registration Rights Agreement. The Company shall use commercially reasonable efforts to solicit and request that any Holders of Company Stock execute and deliver the Written Consent after the Proxy Clearance Date, in each case in accordance with applicable SEC rules and interpretations, and the Company and SPAC shall solicit and request that such Holders enter into the A&R Registration Rights Agreement (to the extent they are not already a party) prior to the Closing.

ARTICLE 8

COVENANTS OF SPAC

Section 8.01. HSR Act and Regulatory Approvals.

(a) In connection with the transactions contemplated by this Agreement, SPAC shall (and, to the extent required, shall cause its Affiliates to) comply promptly but in no event later than twenty (20) Business Days after the date hereof with the notification and reporting requirements of the HSR Act; provided that, in the event that there is a Government Closure, such days shall be extended day-for-day, for each Business Day the Government Closure is in effect. SPAC shall substantially comply with any Information or Document Requests; provided, further, that all fees and expenses in connection with filing to obtain clearance pursuant to the HSR Act shall be paid by SPAC.

(b) SPAC shall request early termination of any waiting period under the HSR Act and undertake promptly any and all action required to (i) obtain termination or expiration of the waiting period under the HSR Act, (ii) prevent the entry in any Action brought by a Regulatory Consent Authority or any other Person of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by this Agreement, and (iii) if any such Governmental Order is issued in any such Action, cause such Governmental Order to be lifted.

(c) In connection with the transactions contemplated by this Agreement, SPAC shall promptly but in no event later than twenty (20) Business Days make an appropriate mandatory notification to the UK Secretary of State pursuant to section 14(1) of the National Security and Investment Act 2021 (the “NSI Act”).

(d) In connection with the transactions contemplated by this Agreement, SPAC shall promptly but in no event later than twenty (20) Business Days make an appropriate mandatory notification to the Treasurer of the Commonwealth of Australia or their delegate pursuant to the Foreign Acquisitions and Takeovers Act 1975 (Cth) (the “FATA”).

(e) SPAC shall cooperate in good faith with the Regulatory Consent Authorities and undertake promptly any and all action required to complete lawfully the Transactions as soon as practicable (but in any event prior to the Termination Date) and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Regulatory Consent Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Transactions, including (i) proffering and consenting and/or agreeing to a Governmental Order or other agreement providing for (A) the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets or lines of business of the Company or SPAC or (B) the termination, amendment or assignment of existing relationships and contractual rights and obligations of the Company or SPAC and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business or the termination, amendment or assignment of existing relationships and contractual rights, in each case, at such time as may be necessary to permit the lawful consummation of the Transactions on or prior to the Termination Date. The entry by any Governmental Authority in any Action of a Governmental Order permitting the consummation of the Transactions but requiring any of the assets or lines of business of SPAC to be sold, licensed or otherwise disposed or held separate thereafter (including the business and assets of the Company and its Subsidiaries) shall not be deemed a failure to satisfy any condition specified in ARTICLE 10. Notwithstanding anything to the contrary, portfolio companies managed by Affiliates of SPAC are under no obligation, and SPAC is under no obligation to cause such portfolio companies to undertake any actions in this Section 8.01(e).

(f) SPAC shall promptly furnish to the Company copies of any notices or written communications received by SPAC or any of its Affiliates from any third party or any Governmental Authority, and disclose to the Company the nature of any substantive oral communications between SPAC and any Governmental Authority, with respect to the transactions contemplated by this Agreement, and SPAC shall permit counsel to the Company an opportunity to review in advance, and SPAC shall consider in good faith the views of such counsel in connection with, any proposed written communications by SPAC and/or its Affiliates to any Governmental Authority (excluding any notification and report forms filed under the HSR Act) concerning the transactions contemplated by this Agreement; provided, that SPAC shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority to so extend such waiting period or comparable period under the HSR Act without the written consent of the Company. SPAC agrees to provide the Company and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between SPAC and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the Transactions. Any such disclosures or provisions of information by SPAC pursuant to this Section 8.01(f) may be redacted, withheld or made on an outside-counsel-only basis to the extent required under applicable Law or as appropriate to protect attorney-client or other privileged information or confidential business information.

(g) Except as required by this Agreement, SPAC shall not engage in any action or enter into any transaction, that would reasonably be expected to materially impair or delay SPAC’s ability to consummate the transactions contemplated by this Agreement or perform its obligations hereunder.

Section 8.02. Indemnification and Insurance.

(a) From and after the First Effective Time, SPAC agrees that it shall indemnify and hold harmless each present and former director, manager and officer of the Company and SPAC and each of their respective Subsidiaries (each an “Indemnified Person”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the First Effective Time, whether asserted or claimed prior to, at or after the First Effective Time, to the fullest extent that the Company, SPAC or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and their respective certificate of incorporation, bylaws or other organizational documents or indemnification agreements in effect on the date of this Agreement to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, SPAC shall cause the Surviving Entity and each of its Subsidiaries to, (i) maintain for a period of not less than six years from the First Effective Time provisions in its certificate of incorporation, bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the Indemnified Persons that are no less favorable to such Persons than the provisions of such certificates of incorporation, bylaws and other organizational documents as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of any Indemnified Person thereunder, in each case, except as required by applicable Law. Notwithstanding the foregoing, all rights to indemnification or advancement of expenses in respect of any claims made or Actions commenced during such six-year period shall continue until the final disposition of such claim or Action.

(b) At or prior to the Closing, SPAC shall, or shall cause one or more of its Subsidiaries to obtain a “tail” directors’ and officers’ liability insurance policy (the “D&O Tail”) covering those Persons who are currently covered by the Company’s or any of its Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to SPAC or its agents or Representatives) in respect of acts or omissions occurring at or prior to the First Effective Time. Such D&O Tail shall remain in effect for a period of six (6) years following the First Effective Time and shall be on terms not less favorable than the terms of such current insurance coverage, except that in no event shall SPAC or its Subsidiaries be required to pay an annual premium for such insurance in excess of three hundred percent (300%) of the aggregate annual premium payable by the Company and its Subsidiaries for such insurance policy for the year ended December 31, 2025 (such amount, the “Premium Cap”); provided, however, that (i) SPAC shall be required to cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the First Effective Time and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 8.02 shall be continued in respect of such claim until the final disposition thereof. If such minimum coverage is or becomes unavailable at the Premium Cap, then any such D&O Tail shall contain the maximum coverage available at such Premium Cap. SPAC shall maintain the D&O Tail in full force and effect for its full term and shall cause all obligations thereunder to be honored by the Surviving Entity.

(c) SPAC and the Company hereby acknowledge (on behalf of themselves and their respective Subsidiaries) that the Indemnified Persons under this Section 8.02 may have certain rights to indemnification, advancement of expenses and/or insurance provided by current stockholders, members, or other Affiliates of such stockholders (“Indemnitee Affiliates”) separate from the indemnification obligations of SPAC, the Company and their respective Subsidiaries hereunder. The Parties hereby agree (i) that SPAC, the Company and their respective Subsidiaries are the indemnitors of first resort (i.e., its obligations to the Indemnified Persons under this Section 8.02 are primary and any obligation of any Indemnitee Affiliate to advance expenses or to provide indemnification for the same expenses or liabilities incurred by the Indemnified Persons under this Section 8.02 are secondary), (ii) that SPAC, the Company and their respective Subsidiaries shall be required to advance the full amount of expenses incurred by the Indemnified Persons under this Section 8.02 and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and required by SPAC’s, the Company’s and their respective Subsidiaries’ governing documents or any director or officer indemnification agreements, without regard to any rights the Indemnified Persons under this Section 8.02 may have against any Indemnitee Affiliate, and (iii) that the Parties (on behalf of themselves and their respective Subsidiaries) irrevocably waive, relinquish and release the Indemnitee Affiliates from any and all claims against the Indemnitee Affiliates for contribution, subrogation or any other recovery of any kind in respect thereof.

(d) Notwithstanding anything contained in this Agreement to the contrary, this Section 8.02 shall survive the consummation of the Mergers indefinitely and shall be binding, jointly and severally, on SPAC, the Surviving Corporation and the Surviving Entity and all successors and assigns of SPAC, the Surviving Corporation and the Surviving Entity. In the event that SPAC, the Surviving Corporation or the Surviving Entity or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of SPAC, the Surviving Corporation or the Surviving Entity, as the case may be, shall succeed to the obligations set forth in this Section 8.02.

Section 8.03. Conduct of SPAC During the Interim Period.

(a) During the Interim Period, except as set forth on Schedule 8.03(a) of the SPAC Disclosure Letter, as reasonably required in connection with the Domestication, as contemplated by this Agreement, as required by applicable Law or any Governmental Authority or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied, except, in the case of clauses (i), (ii), (iv), (viii) and (xii) below, as to which the Company’s consent may be granted or withheld in its sole discretion), SPAC shall not and each shall not permit any of its Subsidiaries to:

(i) change, modify or amend the Trust Agreement, PIPE Subscription Agreement, the SPAC Organizational Documents or the organizational documents of Merger Subs;

(ii) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, SPAC; (B) split, combine, subdivide, recapitalize or reclassify any capital stock of, or other equity interests in, SPAC, excluding any separation of Cayman SPAC Units in accordance with their terms; (C) other than in connection with the SPAC Stockholder Redemption or as otherwise required by the SPAC Organizational Documents in order to consummate the Transactions, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, SPAC; or (D) make any withdrawals from the Trust Account, other than Permitted Withdrawals and interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement to pay SPAC’s Taxes and, in an aggregate amount up to one million dollars ($1,000,000) per annual period, to fund the SPAC’s working capital requirements, in each case in the ordinary course of business;

(iii) make, change or revoke any material Tax election, adopt or change any material accounting method with respect to Taxes, file any amended material Tax Return, settle or compromise any material Tax liability, enter into any material closing agreement with respect to any Tax or surrender any right to claim a material refund of Taxes, consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment, or enter into any Tax sharing or Tax indemnification agreement or similar agreement (except, in each case, for such agreements that are commercial agreements not primarily relating to Taxes) or take any similar action relating to Taxes, if such election, change, amendment, agreement, settlement, consent or other action would have the effect of materially increasing the present or future Tax liability of the Company or any of its Subsidiaries in a manner that will disproportionately affect Company’s stockholders (as compared to the SPAC Stockholders) after the Closing;

(iv) take or cause to be taken any action, or knowingly fail to take or cause to be taken any action, which action or failure to act would reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment;

(v) other than Permitted Working Capital Loans, enter into, renew or amend any Working Capital Loan or other transaction or Contract with an Affiliate of SPAC (including, for the avoidance of doubt, (x) Sponsor or anyone related by blood, marriage or adoption to any Sponsor and (y) any Person in which any Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of five percent (5%) or greater);

(vi) directly or indirectly acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by purchasing all of or a substantial equity interest in, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other entity or Person or division thereof;

(vii) enter into, assume, assign, or amend any material term of, modify any material term of or terminate (excluding any expiration in accordance with its terms) any Contract of SPAC or Merger Subs that is (or would be if entered into or assumed after the date hereof) a “material contract” pursuant to Regulation S-K 601;

(viii) waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any liability;

(ix) establish a new Subsidiary or enter into a new line of business;

(x) fail to maintain in full force and effect its director and officer liability insurance policy in a form and amount consistent with past practices (except that the Company shall be authorized to replace existing insurance policies with substantially comparable or greater amounts of insurance coverage);

(xi) incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness or make a loan or advance to or investment in any third party (other than any Permitted Working Capital Loans);

(xii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of SPAC or its Subsidiaries (other than First Merger and Second Merger and the transactions contemplated by this Agreement);

(xiii) enter into any engagement letters with any (i) financial advisors or (ii) capital markets advisors; and

(xiv) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, other equity interests, equity equivalents, stock appreciation rights, stock units, phantom stock ownership interests or similar rights in, SPAC or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests except for Permitted Working Capital Loans or as expressly contemplated by this Agreement.

(b) During the Interim Period, SPAC shall, and shall cause its Subsidiaries to comply with the SPAC Organizational Documents and the Trust Agreement.

Section 8.04. Certain Transaction Agreements. Unless otherwise approved in writing by the Company, no SPAC Party shall permit any amendment or modification to be made to, any waiver (in whole or in part) of or provide consent to (including consent to termination), of any provision or remedy under, or any replacement of the Sponsor Agreement. SPAC shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to satisfy in all material respects on a timely basis all conditions and covenants applicable to SPAC in the Sponsor Agreement and otherwise comply with its obligations thereunder and to enforce its rights under each such agreement. Without limiting the generality of the foregoing, SPAC shall give the Company, prompt written notice: (a) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would give rise to any breach or default) by any party to the Sponsor Agreement known to SPAC; and (b) of the receipt of any written notice or other written communication from any other party to the Sponsor Agreement with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party under any such agreement or any provisions of any such agreement.

Section 8.05. Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to SPAC or its Subsidiaries by third parties that may be in SPAC’s or its Subsidiaries’ possession from time to time, and except for any information (x) which in the opinion of legal counsel of SPAC would result in the loss of attorney-client privilege or other privilege from disclosure, (y) which is prohibited from being disclosed by applicable Law, or (z) is subject to statutory non-disclosure or similar provisions, or that is subject to a non-disclosure agreement with a third party or protection as a trade secret, SPAC shall afford to the Company, its Affiliates and their respective Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, to their respective properties, books, Contracts, commitments, records and appropriate officers and employees of SPAC and its Subsidiaries, and shall use its and their commercially reasonable efforts to furnish such Representatives with all financial and operating data and other information concerning the affairs of SPAC that are in the possession of SPAC, in each case as the Company and its Representatives may reasonably request solely for purposes of consummating the Transactions. The Parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by the Company, its Affiliates and their respective Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the First Effective Time.

Section 8.06. SPAC Stock Exchange Listing. From the date hereof through the Closing, SPAC shall use reasonable best efforts to ensure SPAC remains listed as a public company on, and for shares of SPAC Common Stock to be listed on, the Stock Exchange. SPAC shall take all steps reasonably necessary or advisable to cause the shares of SPAC Common Stock to trade under such symbol as mutually agreed by the Company and SPAC prior to the Closing.

Section 8.07. SPAC Public Filings. From the date hereof through the Closing, SPAC shall use reasonable best efforts to keep current and timely file or timely furnish (or obtain extensions in respect thereof and file or furnish within the applicable grace period) all registration statements reports schedules, forms, statements and other documents required to be filed or furnished with the SEC (collectively, as they have been supplemented, amended or modified since the time of their filing and including all exhibits and schedules thereto and other information incorporated therein, the “Additional SEC Reports”) and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

Section 8.08. Section 16 Matters. Prior to the First Effective Time, SPAC shall take all commercially reasonable steps as may be required (to the extent permitted under applicable Law) to cause any acquisition or disposition of the SPAC Common Stock or any derivative thereof that occurs or is deemed to occur by reason of or pursuant to the Transactions by each Person who is or will be or may be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to SPAC to be exempt under Rule 16b-3 promulgated under the Exchange Act, including by taking steps in accordance with the No-Action Letter, dated January 12, 1999, issued by the SEC regarding such matters.

Section 8.09. SPAC Board of Directors. The Company and SPAC shall take all necessary action to cause the board of directors of SPAC as of immediately following the Closing to consist of seven (7) or nine (9) directors, which, (a) to the extent that the board of directors of SPAC is comprised of at least nine (9) directors, shall include two (2) directors designated by Sponsor (one of which to be designated as a Class I director and one of which to be designated as a Class III director), and (b) to the extent that the board of directors of SPAC is comprised of fewer than nine (9) directors, shall include one (1) director designated by Sponsor (which director will be designated as a Class III director) and (ii) such other individuals as shall be determined by the Company, in its sole and exclusive discretion, provided that the citizenship of the members of the board shall be such that SPAC will be free of foreign ownership, control or domination, in each case as designated by such persons prior to the initial filing of the Proxy Statement with the SEC. Upon each individual becoming a director of the board of directors of SPAC, SPAC will enter into customary indemnification agreements with each such director.

Section 8.10. SPAC Management. Schedule 8.10 of the SPAC Disclosure Letter sets forth the names and positions of the members of the senior management of the Company who shall each serve in such positions (or in substantially similar positions) at SPAC following the First Effective Time, provided that the citizenship of the members of the senior management of SPAC following the First Effective Time will be such that SPAC will be free of foreign ownership, control or domination. The Company and SPAC shall use reasonable best efforts to provide that such individuals are appointed and continue to serve after the First Effective Time in their respective positions with substantially similar duties and responsibilities at SPAC, subject to the terms of any employment or offer letters to be agreed prior to the Closing.

Section 8.11. Equity Plans. Prior to the Closing Date, SPAC shall approve and adopt and submit for stockholder approval, (i) an equity incentive plan, in a form and substance reasonably acceptable to SPAC and the Company that provides for the grant of awards to employees and other service providers of the Surviving Corporation and its Subsidiaries in the form of options, restricted stock, restricted stock units or other equity-based awards based on SPAC Common Stock with (x) an initial share pool reserve of SPAC Common Stock equal to thirteen percent (13%) of the total number of SPAC Common Stock outstanding on a fully diluted basis, as of immediately following the First Effective Time (for the avoidance of doubt, including all shares of SPAC Common Stock issuable to holders of Company Stock pursuant to Section 3.02), and (y) an annual “evergreen” increase of five percent (5%) of the shares of SPAC Common Stock outstanding as of the day prior to such increase, and (ii) an employee stock purchase plan, in a form and substance reasonably acceptable to SPAC and the Company that provides for the grant of purchase rights with respect to SPAC Common Stock to employees of the Surviving Corporation and its Subsidiaries with (x) an initial share pool reserve of SPAC Common Stock equal to two percent (2%) of the total number of SPAC Common Stock outstanding on a fully diluted basis, as determined at the Closing, and (y) an annual “evergreen” increase of one percent (1%) of the shares of SPAC Common Stock outstanding as of the day prior to such increase ((i) and (ii), together, the “Equity Plans”). As soon as practicable following the date that is sixty (60) days after the Closing and subject to applicable securities Laws, SPAC shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the SPAC Common Stock issuable under the 2017 Plan and the Equity Plans, and SPAC shall use reasonable best efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the 2017 Plan and the Equity Plans remain outstanding.

Section 8.12. Qualification as an Emerging Growth Company. SPAC shall, at all times during the period from the date hereof until the Closing: (a) take all actions necessary to continue to qualify as an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”); and (b) not take any action that would cause SPAC to not qualify as an “emerging growth company” within the meaning of the JOBS Act.

Section 8.13. Domestication. At least one day prior to the Closing and in accordance with applicable Law, any applicable rules and regulations of the SEC, the Nasdaq or the Stock Exchange, as applicable, and the SPAC Organizational Documents, SPAC shall cause the Sponsor Share Conversion and the Domestication to become effective on such date (or such other date that is at least one day prior to the Closing), including by: (a) filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to SPAC and the Company, together with the SPAC Charter Upon Domestication, in each case, in accordance with the provisions of the Certificate of Domestication with respect to the Domestication and the SPAC Charter Upon Domestication and applicable Law; (b) adopting the SPAC Bylaws Upon Domestication; and (c) completing, making and procuring all filings required to be made with the Cayman Registrar of Companies in connection with the Domestication. Following the consummation of the Domestication and prior to the Closing, the board of directors of SPAC will resolve to ratify and approve such matters as may be required to effect the Transactions as contemplated by this Agreement and any such other matters as the Company and SPAC may mutually agree.

ARTICLE 9

JOINT COVENANTS

Section 9.01. Support of Transaction. Without limiting any covenant contained in ARTICLE 7 or ARTICLE 8, including the obligations of the Company and SPAC with respect to the notifications, filings, reaffirmations and applications described in Section 7.03 and Section 8.01, respectively, which obligations shall control to the extent of any conflict with the succeeding provisions of this Section 9.01, SPAC and the Company shall each, and shall each cause their respective Subsidiaries to: (a) use commercially reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the Transactions, (b) use commercially reasonable efforts to obtain all material consents and approvals of third parties that any of SPAC, the Company, or their respective Affiliates are required to obtain in order to consummate the Transactions; provided that, the Company shall not be required to seek any such required consents or approvals of third party counterparties to Material Contracts with the Company or its Subsidiaries to the extent such Material Contract is otherwise terminable at will, for convenience or upon or after the giving of notice of termination by a party thereto unless otherwise agreed in writing by the Company and SPAC, and (c) take such other action as may reasonably be necessary or as another Party may reasonably request to satisfy the conditions of the other Party set forth in ARTICLE 10 or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable. Notwithstanding the foregoing, in no event shall SPAC, Merger Subs, the Company or any of its Subsidiaries be obligated to bear any material expense or pay any material fee or grant any material concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which the Company or any of its Subsidiaries is a party or otherwise required in connection with the consummation of the Transactions.

Section 9.02. Registration Statement; Proxy Statement; SPAC Special Meeting.

(a) Registration Statement; Proxy Statement. As promptly as practicable after the date of this Agreement, SPAC and the Company shall, in accordance with this Section 9.02(a), prepare, and, subject to its receipt of all Required Company Information of the Company Disclosure Letter (other than the financial statements set forth in item 5 of Schedule 7.05(a), to the extent such financial statements are not required to be included in the Registration Statement), SPAC shall file with the SEC, (i) in preliminary form, a proxy statement and a notice of general meeting in connection with the Transactions (together, as amended or supplemented, the “Proxy Statement”) to be filed as part of the Registration Statement and to be sent to the shareholders of SPAC in advance of the Special Meeting in accordance with the Existing SPAC Governing Document, for the purpose of, among other things: (A) providing the SPAC Stockholders with the opportunity to redeem shares of SPAC Common Stock by tendering such shares for redemption not later than 5:00 p.m. Eastern Time on the date that is two (2) Business Days prior to the date of the Special Meeting (the “SPAC Stockholder Redemption”); and (B) soliciting proxies from holders of SPAC Common Stock to vote at the Special Meeting, as may be adjourned or postponed, in favor of: (1) the adoption of this Agreement and approval of the Transactions; (2) the approval of the Domestication; (3) adoption of the SPAC Charter Upon Domestication, the SPAC Bylaws Upon Domestication; (4) the issuance of shares of SPAC Common Stock in connection with the Mergers (including as may be required by the Stock Exchange); (5) the approval of the adoption of the Equity Plans; (6) the election of the directors constituting the board of directors of SPAC immediately following the First Effective Time (in the form of an advisory vote, with the directors being elected by written resolution of the holders of the SPAC Class B Ordinary Shares in accordance with the SPAC Organizational Documents); (7) the adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Proxy Statement, the Registration Statement or correspondence related thereto; (8) any other proposals the Parties agree are necessary or desirable to consummate the Transactions; and (9) adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (collectively, the “SPAC Stockholder Matters”) and (ii) the Registration Statement, in which the Proxy Statement will be included as a prospectus; provided, that, notwithstanding the foregoing, in the event all of the Required Company Information has been delivered other than the information set forth in Section 7.05(a)(ii), and if mutually agreed by the Parties, the Parties may confidentially submit the Registration Statement to the SEC. Without the prior written consent of the Company, the SPAC Stockholder Matters shall be the only matters (other than procedural matters) which SPAC shall propose to be acted on by the SPAC Stockholders at the Special Meeting, as adjourned or postponed. SPAC and the Company shall use commercially reasonable efforts to cooperate, and cause their respective Subsidiaries, as applicable, to reasonably cooperate, with each other and their respective Representatives in the preparation of the Registration Statement and Proxy Statement. The Registration Statement shall also include a consent solicitation statement in preliminary form in connection with the solicitation by the Company of written consents from the stockholders of the Company, to approve, by stockholders holding Company Stock sufficient to obtain the Company Stockholder Approval, this Agreement, the Mergers and the Transactions. The Registration Statement and Proxy Statement will comply as to form and substance with the applicable requirements of the Securities Act and Exchange Act, as applicable, and the rules and regulations thereunder. Subject to its receipt of all Required Company Information from the Company pursuant to Section 7.05, SPAC shall (I) have the Registration Statement declared effective under the Securities Act as promptly as practicable after the filing thereof and keep the Registration Statement effective as long as is necessary to consummate the Mergers, (II) file the definitive Proxy Statement with the SEC, (III) cause the Proxy Statement to be mailed to its shareholders of record, as of the record date to be established by the board of directors of SPAC in accordance with Section 9.02(e), as promptly as practicable (but in no event later than five (5) Business Days except as otherwise required by applicable Law) following the effective date of the Registration Statement (such date, the “Proxy Clearance Date”), and (IV) promptly commence a “broker search” in accordance with Rule 14a-12 of the Exchange Act.

(b) Prior to filing with the SEC, SPAC will make available to the Company drafts of the Registration Statement, Proxy Statement and any other documents to be filed with the SEC, both preliminary and final, and any amendment or supplement to the Registration Statement, Proxy Statement or such other document and will provide the Company with a reasonable opportunity to comment on such drafts and shall consider such comments in good faith. SPAC shall not file any such documents with the SEC without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). SPAC will advise the Company promptly after it receives notice thereof, of: (i) the time when the Registration Statement and Proxy Statement has been filed; (ii) the time when the Registration Statement has been declared effective under the Securities Act; (iii) the filing of any supplement or amendment to the Registration Statement or Proxy Statement; (iv) any request by the SEC for amendment of the Registration Statement or Proxy Statement; (v) any comments from the SEC relating to the Registration Statement or Proxy Statement and responses thereto; and (vi) requests by the SEC for additional information. SPAC shall respond to any SEC comments on the Registration Statement and Proxy Statement as promptly as practicable; provided, that prior to responding to any requests or comments from the SEC, SPAC will make available to the Company drafts of any such response and provide the Company with a reasonable opportunity to comment on such drafts. SPAC shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law, SPAC shall provide the Company and their counsel with any comments or other communications, whether written or oral, that SPAC or its counsel may receive from time to time from the SEC or its staff with respect to the Registration Statement and Proxy Statement promptly after receipt of those comments or other communications.

(c) If, at any time prior to the Special Meeting, there shall be discovered any information that should be set forth in an amendment or supplement to the Registration Statement or Proxy Statement so that the Registration Statement or Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, SPAC shall, subject to Section 9.02(b), promptly file an amendment or supplement to the Registration Statement and Proxy Statement containing such information. If, at any time prior to the Closing, the Company or SPAC, or any of their respective Affiliates, directors or officers, as applicable, discovers any information, event or circumstance relating to such Party, its business or any of its Affiliates, officers, directors or employees that should be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement so that the Registration Statement or Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then such Party shall promptly inform the other Party of such information, event or circumstance. In such event, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the SPAC Stockholders.

(d) SPAC shall make all necessary filings to obtain necessary approvals with respect to the Transactions under the Securities Act, the Exchange Act and applicable “blue sky” laws, and any rules and regulations thereunder. The Company agrees to use commercially reasonable efforts to promptly provide SPAC with all information concerning the business, management, operations and financial condition of the Company and its Subsidiaries, in each case, reasonably requested by SPAC for inclusion in the Registration Statement and Proxy Statement.

(e) SPAC Special Meeting. SPAC shall, prior to or as promptly as practicable following the Proxy Clearance Date (and in no event later than the date the Proxy Statement is required to be mailed in accordance with Section 9.02(a)), establish a record date (which date shall be mutually agreed with the Company) for, duly call and give notice of, the Special Meeting. SPAC shall convene and hold an extraordinary general meeting of the SPAC Stockholders, for the purpose of obtaining the approval of the SPAC Stockholder Matters (the “Special Meeting”), which meeting shall be held not less than twenty-five (25) days and not more than thirty-five (35) days after the date on which SPAC commences the mailing of the Proxy Statement to its shareholders and otherwise in accordance with SPAC’s obligations to give shareholders notice of the Special Meeting in accordance with the Existing SPAC Governing Document. SPAC shall use its reasonable best efforts to take all actions necessary (in its discretion or at the request of the Company) to obtain the approval of the SPAC Stockholder Matters at the Special Meeting, including as such Special Meeting may be adjourned or postponed in accordance with this Agreement, including by soliciting proxies as promptly as practicable in accordance with applicable Law for the purpose of seeking the approval of the SPAC Stockholder Matters. SPAC shall include the SPAC Board Recommendation in the Proxy Statement. The board of directors of SPAC shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the SPAC Board Recommendation for any reason, except as required by appliable Laws (“Modification of Recommendation”). SPAC agrees that its obligation to establish a record date for, duly call, give notice of, convene and hold the Special Meeting for the purpose of seeking approval of the SPAC Stockholder Matters shall not be affected by any intervening event or circumstance, and SPAC agrees to establish a record date for, duly call, give notice of, convene and hold the Special Meeting and submit for the approval of its shareholders the SPAC Stockholder Matters, in each case in accordance with this Agreement, regardless of any intervening event or circumstance. Notwithstanding anything to the contrary contained in this Agreement, SPAC shall be entitled to (and, in the case of the following clauses (ii) and (iii), at the request of the Company, shall) postpone or adjourn the Special Meeting for a period of no longer than fifteen (15) days: (i) to ensure that any supplement or amendment to the Proxy Statement that the board of directors of SPAC has determined in good faith is required by applicable Law is disclosed to the SPAC

Stockholders and for such supplement or amendment to be promptly disseminated to the SPAC Stockholders prior to the Special Meeting; (ii) if, as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of SPAC Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Special Meeting; (iii) in order to solicit additional proxies from stockholders for purposes of obtaining approval of the SPAC Stockholder Matters; or (iv) with the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed, for purposes of satisfying the condition set forth in Section 10.03(c) hereof; provided, that, notwithstanding any longer adjournment or postponement period specified at the beginning of this sentence, in the event of any such postponement or adjournment, the Special Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved.

(f) Company Stockholder Written Consent. As promptly as practicable following the Proxy Clearance Date, the Company shall solicit the Company Stockholder Approval via written consent in accordance with Section 228 of the DGCL. In connection therewith, prior to the Proxy Clearance Date, the Company Board shall set a record date for determining the stockholders of the Company entitled to provide such written consent. The Company shall use reasonable best efforts to cause the parties to the Company Voting and Support Agreements to duly execute and deliver a stockholder written consent substantially in the form attached hereto as Exhibit K (the “Written Consent”) in respect of the shares of Company Stock beneficially owned by such parties (which parties hold Company Stock sufficient to constitute the Company Stockholder Approval) in accordance with Section 228 of the DGCL within forty-eight (48) hours of the Proxy Clearance Date. As promptly as practicable following the execution and delivery of the Written Consent by such parties to the Company, the Company shall deliver to SPAC a copy of such Written Consent in accordance with Section 12.02. The Company shall use reasonable best efforts to, within forty-eight (48) hours of the receipt of the Company Stockholder Approval via the Written Consent, and shall in no event later than five (5) Business Days after such receipt, deliver to the stockholders of the Company who have not executed and delivered the Written Consent the notice required by Section 228(e) of the DGCL, together with a notice and description of the appraisal rights of the holders of record and beneficial owners of Company Stock available under Section 262 of the DGCL (in a manner sufficient in form and substance to start the twenty (20) day period during which appraisal must be demanded as contemplated by Section 262(d)(2) of the DGCL (the last day of such period, the “Appraisal Rights Deadline”)) along with such other information as is required thereunder and pursuant to applicable Law; the Company shall provide SPAC with a reasonable opportunity to comment on drafts of such notice and shall consider such comments in good faith. If stockholders holding Company Stock sufficient to obtain the Company Stockholder Approval fail to deliver the Written Consent to the Company within forty-eight (48) hours of the Registration Statement becoming effective (a “Written Consent Failure”), SPAC shall have the right to terminate this Agreement as set forth in Section 11.01.

(g) The consent solicitation statement shall include the Company Board Recommendation. The Company Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Company Board Recommendation for any reason, unless the Company Board (or the applicable committee or subgroup thereof) determines in good faith by a majority vote, after considering advice from outside legal counsel to the Company, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law.

Section 9.03. PIPE Investment. Prior to and, if mutually agreed by the Parties, following the date hereof, the Parties shall use their commercially reasonable efforts to obtain commitments from one or more investors for a private financing (collectively, the “PIPE Investments”) pursuant to the terms of one or more subscription agreements (collectively, the “PIPE Subscription Agreements”), the terms of which will be mutually agreed by the Company and SPAC, with such private placement to be consummated prior to or substantially concurrently with the consummation of the Transactions.

Section 9.04. Exclusivity.

(a) Except in connection with a PIPE Investment, during the Interim Period, the Company shall not take, nor shall it permit any of its Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate or engage in discussions or negotiations with, or enter into any agreement with, or encourage, or provide information to, any Person (other than SPAC and/or any of its Affiliates or Representatives) concerning any purchase of any of the Company’s equity securities or the sale of any securities of, or membership interests in, the Company or its Subsidiaries (other than any purchases of equity securities by the Company from employees of the Company or its Subsidiaries or in a PIPE Investment) or any merger or sale of substantial assets of the Company or its Subsidiaries, taken as a whole, other than immaterial assets or assets sold in the ordinary course of business (each such acquisition transaction, but excluding the Transactions, an “Acquisition Transaction”); provided, that the execution, delivery and performance of this Agreement and the other Transaction Agreements and the consummation of the Transactions shall not be deemed a violation of this Section 9.04(a). The Company shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, an Acquisition Transaction.

(b) During the Interim Period, SPAC shall not take, nor shall it permit any of its Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than the Company, its stockholders and/or any of their Affiliates or Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any Business Combination (a “Business Combination Proposal”) other than with the Company, its stockholders and their respective Affiliates and Representatives; provided, that, the execution, delivery and performance of this Agreement and the other Transaction Agreements and the consummation of the Transactions shall not be deemed a violation of this Section 9.04(b). SPAC shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Business Combination Proposal.

Section 9.05. Tax Matters.

(a) Notwithstanding anything to the contrary contained herein, SPAC shall pay all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Transactions. SPAC shall, at its own expense, timely file all necessary Tax Returns with respect to all such Taxes, and, if required by applicable Law, the Company will join in the execution of any such Tax Returns.

(b) For U.S. federal (and, as applicable, state and local) income tax purposes, (i) each of the Parties intends that the Domestication will qualify as a “reorganization” described in Section 368(a)(1)(F) of the Code and the Treasury Regulations promulgated under Section 368 of the Code, (ii) each of the Parties intends that the Mergers, taken together as integrated steps of a single transaction for U.S. federal income tax purposes, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder, (iii) SPAC intends that this Agreement be, and hereby is, adopted as a separate “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for each of the Domestication and the Sponsor Share Conversion for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated under Sections 354, 361 and 368 of the Code, and (iv) each of the Parties intends that this Agreement be, and hereby is, adopted as a separate “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and Treasury Regulations Section 1.368-2(g) (clauses (i) through (iv) collectively, the “Intended Tax Treatment”). The Parties will prepare and file all Tax Returns consistent with the Intended Tax Treatment and will not take any inconsistent position on any Tax Return or during the course of any audit, litigation or other proceeding with respect to Taxes, except as otherwise required by a determination within the meaning of Section 1313(a) of the Code. Each of the Parties agrees to promptly notify all other Parties of any challenge to the Intended Tax Treatment by any Governmental Authority.

(c) Each of SPAC and the Company shall (and shall cause its respective Subsidiaries and Affiliates to) use its reasonable best efforts to (i) cause the Mergers to qualify for the Intended Tax Treatment and (ii) not take or cause to be taken any action, or fail to take or cause to be taken any action, which action or failure to act would reasonably be expected to prevent the Mergers from so qualifying for the Intended Tax Treatment. Without limiting the foregoing, if the SEC or any other Governmental Authority requests or requires that an opinion be provided on or prior to the Closing in respect of the U.S. Tax consequences of or related to the Transactions, the Parties shall agree to use their reasonable best eﬀorts to cause its respective Tax counsel to provide any such opinion, as reasonably determined by such Parties, subject to customary assumptions and limitations.

Section 9.06. Confidentiality; Publicity.

(a) SPAC acknowledges that the information being provided to it in connection with this Agreement and the consummation of the Transactions is subject to the terms of the Confidentiality Agreement. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder and any other activities contemplated thereby.

(b) None of SPAC, the Company or any of their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the Transactions, or any matter related to the foregoing, without first obtaining the prior consent of the Company or SPAC, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law or legal process (including pursuant to the Securities Laws or the rules of any national securities exchange), in which case SPAC or the Company, as applicable, shall use their reasonable best efforts to obtain such consent with respect to such announcement or communication with the other Party, prior to announcement or issuance; provided, however, that, subject to this Section 9.06, each Party and its Affiliates may make announcements regarding the status and terms (including price terms) of this Agreement and the Transactions to their respective directors, officers, employees, direct and indirect current or prospective limited partners and investors or otherwise in the ordinary course of their respective businesses, in each case, so long as such recipients are subject to confidentiality obligations at least as restrictive as those set forth in the Confidentiality Agreement without the consent of any other Party; and provided, further, that subject to Section 7.02 and this Section 9.06, the foregoing shall not prohibit any Party from communicating with third parties to the extent necessary for the purpose of seeking any third party consent; provided, further, that notwithstanding anything to the contrary in this Section 9.06(b), nothing herein shall modify or affect SPAC’s obligations pursuant to Section 9.02.

Section 9.07. Post-Closing Cooperation; Further Assurances. Following the Closing, each Party shall, on the request of any other Party, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement and the Transactions.

Section 9.08. Stockholder Litigation. SPAC shall notify the Company, and the Company shall notify SPAC, promptly following receipt of any threat to file, or written notice of the filing of, an Action related to this Agreement or the Transaction by any of its stockholders against any of the SPAC Parties, the Company or any of their respective directors or officers (any such action, a “Stockholder Action”). SPAC shall keep the Company, and the Company shall keep SPAC, as applicable, reasonably apprised of the defense, settlement, prosecution or other developments with respect to any such Stockholder Action. SPAC shall give the Company, and the Company shall give SPAC, as applicable, the opportunity to participate in, subject to a customary joint defense agreement, the defense of any such litigation, to give due consideration to the Company’s or the SPAC’s advice, as applicable, with respect to such litigation and to not settle any such litigation without the prior written consent of the Company or SPAC, as applicable, such consent not to be unreasonably withheld, conditioned or delayed; provided that, for the avoidance of doubt, SPAC shall bear all costs of investigation and all defense and attorneys’ and other professionals’ fees and all settlement payments related to any such Stockholder Action initiated by or on behalf of any stockholders of SPAC, in their capacity as such, and the Company shall bear all costs of investigation and all defense and attorneys’ and other professionals’ fees and all settlement payments related to any such Stockholder Action initiated by or on behalf of any stockholders of the Company, in their capacity as such (“Stockholder Action Expenses”).

ARTICLE 10

CONDITIONS TO OBLIGATIONS

Section 10.01. Conditions to Obligations of All Parties. The obligations of the Parties to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such Parties:

(a) Regulatory Approvals. The applicable waiting period(s) under the HSR Act in respect of the Transactions (and any extension thereof, or any timing agreements, understandings or commitments obtained by request or other action of the U.S. Federal Trade Commission and/or the U.S. Department of Justice, as applicable) shall have expired or been terminated.

(b) UK NSI Approval. The UK Secretary of State, the Chancellor of the Duchy of Lancaster or the Investment Security Unit will have:

(i) notified the SPAC in accordance with section 14(8)(b)(ii) of the NSI Act that no further action will be taken in relation to the Transactions and the Transactions are therefore cleared and will not receive a call-in notice;

(ii) issued a final notification in accordance with section 26(1)(b) of the NSI Act containing confirmation that no further action will be taken in relation to the Transactions and the Transactions are therefore cleared;

(iii) made a final order permitting the Transactions to proceed and, to the extent relevant, all conditions, provisions or obligations contained in such final order necessary for completion of the Transactions shall have been satisfied or complied with; or

(iv) provided a written notice to the SPAC or Company that the Transactions are not subject to review under the NSI Act.

(c) FIRB Approval. The Treasurer of the Commonwealth of Australia or their delegate has either:

(i) provided written notice that there is no objection under the FATA to the Transactions (whether or not subject to conditions); or

(ii) become precluded from exercising any power to make an order under Division 2 of Part 3 of the FATA in relation to the Transactions.

(d) No Injunction or Restraints. No Governmental Authority having jurisdiction over any Party or the Transactions shall have issued any Governmental Order preventing, materially restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and no Law shall have been enforced that prevents or materially restrains the consummation of the Transactions.

(e) Net Tangible Assets. SPAC shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the SPAC Stockholder Redemption, and giving effect to the receipt by SPAC of the net amount of proceeds actually contributed by investors in accordance with the terms and conditions of the PIPE Subscription Agreements upon consummation of the PIPE Investments.

(f) SPAC Stockholder Approval. The approval of the SPAC Stockholder Matters shall have been duly obtained in accordance with applicable Law, the SPAC Organizational Documents and the rules and regulations of the Stock Exchange.

(g) Company Stockholder Approval. The Company Stockholder Approval shall have been duly obtained in accordance with the DGCL and the Company Certificate of Incorporation.

(h) Governance Arrangements. Any organizational documents or agreements necessary to give effect to the governance arrangements contemplated by this Agreement and the Transaction Agreements shall have been adopted or executed and delivered by the parties thereto, as applicable.

(i) Board Appointments. All action shall have been taken such that the board of directors of SPAC as of immediately following the Closing shall be constituted of the directors contemplated by Section 8.09.

(j) Stock Exchange Listing Requirements. The shares of SPAC Common Stock contemplated to be listed pursuant to this Agreement shall have been listed on the Stock Exchange and shall be eligible for continued listing on the Stock Exchange immediately following the Closing (as if it were a new initial listing by an issuer that had never been listed prior to Closing).

(k) Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the Securities Act, no stop order shall have been issued by the SEC with respect to the Registration Statement and no Action seeking such stop order shall have been threatened or initiated.

Section 10.02. Additional Conditions to Obligations of SPAC Parties. The obligations of the SPAC Parties to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by SPAC:

(a) Representations and Warranties.

(i) Each of the representations and warranties of the Company contained (A) in Section 5.06 (Current Capitalization), shall be true and correct in all respects as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date) other than de minimis inaccuracies, and (B) in the first sentence of Section 5.01 (Corporate Organization of the Company), Section 5.03 (Due Authorization), Section 5.24(a) (Absence of Changes) and Section 5.25 (Brokers’ Fees) (the representations and warranties in (A) and (B) collectively, the “Company Specified Representations”) shall, if qualified by “materiality” or “Material Adverse Effect” or any similar limitation be true and correct in all respects, or if not so qualified, be true and correct in all material respects, in each case as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct in all material respects on and as of such earlier date).

(ii) Each of the representations and warranties of the Company contained in ARTICLE 5 (other than the Company Specified Representations), shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Material Adverse Effect.

(b) Agreements and Covenants. The covenants and agreements of the Company in this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects.

(c) No Material Adverse Effect. Since the date of this Agreement, there has not occurred a Material Adverse Effect with respect to the Company which is continuing.

(d) Officer’s Certificate. The Company shall have delivered to SPAC a certificate signed by an officer of the Company, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 10.02(a), Section 10.02(b) and Section 10.02(c) have been fulfilled.

(e) Dissenting Shares. The Appraisal Rights Deadline shall have occurred and no Holder or Holders, individually or in the aggregate, beneficially owning more than five percent (5%) of the issued and outstanding shares of Company Stock (with such number of shares being calculated, with respect to the Company Preferred Stock, on an as-converted to Company Common Stock basis) shall beneficially own any Dissenting Shares as of the Closing Date.

Section 10.03. Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate or cause to be consummated the Transactions is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a) Representations and Warranties.

(i) Each of the representations and warranties of the SPAC Parties contained in (A) Section 6.13 (Capitalization) shall be true and correct in all respects as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date) other than de minimis inaccuracies, and (B) the first sentence of Section 6.01 (Corporate Organization), Section 6.02 (Due Authorization), Section 6.08 (Brokers’ Fees) and Section 6.24 (Fairness Opinion) (the representations and warranties in (A) and (B) collectively, the “SPAC Specified Representations”) shall be, if qualified by “materiality” or “SPAC Material Adverse Effect” or any similar limitation set forth therein, be true and correct in all respects, or if not so qualified, be true and correct in all material respects, in each case, as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(ii) Each of the representations and warranties of the SPAC Parties contained in ARTICLE 6 (other than the SPAC Specified Representations), shall be true and correct (without giving any effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a SPAC Material Adverse Effect.

(b) Agreements and Covenants. The covenants and agreements of the SPAC Parties in this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects.

(c) No SPAC Material Adverse Effect. Since the date of this Agreement, there has not existed a SPAC Material Adverse Effect with respect to SPAC which is continuing.

(d) Available Closing SPAC Cash. The Available Closing SPAC Cash shall not be less than $100,000,000.

(e) Domestication. The Domestication shall have been completed as provided in Section 8.13 and a time-stamped copy of the SPAC Charter Upon Domestication issued by the Secretary of State of Delaware in relation thereto shall have been delivered to the Company.

(f) Officer’s Certificate. SPAC shall have delivered to the Company a certificate signed by an officer of SPAC, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 10.03(a), Section 10.03(b), Section 10.03(c), Section 10.03(d) and Section 10.03(g) have been fulfilled.

(g) Sponsor Agreement. Each of the covenants of Sponsor and the Insiders (as defined in the Sponsor Agreement) required under the Sponsor Agreement to be performed as of or prior to the Closing shall have been performed in all material respects, and Sponsor or the Insiders shall not have threatened (orally or in writing) (i) that the Sponsor Agreement is not valid, binding and in full force and effect, (ii) that SPAC or the Company is in breach of or default under the Sponsor Agreement or (iii) to terminate the Sponsor Agreement.

Section 10.04. Frustration of Conditions. None of the SPAC Parties or the Company may rely on the failure of any condition set forth in this ARTICLE 10 to be satisfied if such failure was caused by such Party’s failure to act in good faith or to take such actions as may be necessary to cause the conditions of the other Party to be satisfied, as required by Section 9.01.

ARTICLE 11

TERMINATION/EFFECTIVENESS

Section 11.01. Termination. This Agreement may be terminated and the Transactions abandoned:

(a) by written consent of the Company and SPAC;

(b) prior to the Closing, by written notice to the Company from SPAC if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 10.02(a) or Section 10.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company, then, for a period of up to thirty (30) days (or any shorter period of the time that remains between the date SPAC provides written notice of such violation or breach and the Termination Date or the Extended Termination Date, as applicable) after receipt by the Company of notice from SPAC of such breach, but only as long as the Company continues to use commercially reasonable efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, (ii) the Closing has not occurred on or before March 1, 2026 (the “Termination Date”); provided, that if any Action for specific performance or other equitable relief by the Company with respect to this Agreement, any other Transaction Agreement or otherwise with respect to the Transactions is commenced or pending on or before the Termination Date, then the Termination Date shall be automatically extended without any further action by any Party until the date that is thirty (30) days following the date on which a final, non-appealable Governmental Order has been entered with respect to such Action and the Termination Date shall be deemed to be such later date for all purposes of this Agreement (the “Extended Termination Date”); or (iii) the consummation of the Mergers is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation; provided, that the right to terminate this Agreement under subsection (i) or (ii) shall not be available if SPAC’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date;

(c) prior to Closing, by written notice to SPAC from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of any SPAC Party set forth in this Agreement, such that the conditions specified in Section 10.03(a) or Section 10.03(b) would not be satisfied at the Closing (a “Terminating SPAC Breach”), except that, if any such Terminating SPAC Breach is curable by such SPAC Party, then, for a period of up to thirty (30) days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Termination Date or the Extended Termination Date, as applicable) after receipt by SPAC of notice from the Company of such breach, but only as long as SPAC continues to exercise commercially reasonable efforts to cure such Terminating SPAC Breach (the “SPAC Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating SPAC Breach is not cured within the SPAC Cure Period, (ii) the Closing has not occurred on or before the Termination Date, or (iii) the consummation of the Mergers is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation; provided, that the right to terminate this Agreement under subsection (i) or (ii) shall not be available if the Company’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date; and provided, further, that, without limiting the foregoing, the Company shall use reasonable best efforts to provide written notice to SPAC, in good faith, prior to the Domestication, if the Company believes it has the right to, and intends to, terminate this Agreement prior to the Closing.

(d) by written notice from either the Company or SPAC to the other if the approval of the SPAC Stockholder Matters required to consummate the Transactions by the SPAC Stockholders is not obtained at the Special Meeting (subject to any adjournment, postponement or recess of the meeting); provided, that, the right to terminate this Agreement under this Section 11.01(d) shall not be available to SPAC if, at the time of such termination, SPAC is in breach of Section 9.02;

(e) by written notice from SPAC to the Company in the event of a Written Consent Failure; provided, that the right to terminate this Agreement on account of a Written Consent Failure shall not be available if the Company Stockholder Approval is obtained prior to SPAC providing notice of its intent to terminate this Agreement on account of a Written Consent Failure; or

(f) by written notice from the Company to SPAC if there has been a Modification of Recommendation.

Section 11.02. Effect of Termination. Except as otherwise set forth in this Section 11.02 or Section 12.13, in the event of the termination of this Agreement pursuant to Section 11.01, this Agreement shall forthwith become void and have no effect, without any liability under this Agreement on the part of any Party or its respective Affiliates, officers, directors, employees, Representatives or stockholders, other than liability of any Party for any intentional and willful breach of this Agreement by such Party occurring prior to such termination. The provisions of Section 7.04 (No Claim Against the Trust Account), Section 9.06 (Confidentiality; Publicity), this Section 11.02 (Effect of Termination) and ARTICLE 12 (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

ARTICLE 12

MISCELLANEOUS

Section 12.01. Waiver. Any Party may, at any time prior to the Closing, by action taken by its board of directors or equivalent governing body, or officers thereunto duly authorized, waive in writing any of its rights or conditions in its favor under this Agreement or agree to an amendment or modification to this Agreement in the manner contemplated by Section 12.10 and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

Section 12.02. Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a) If to SPAC or Merger Subs to:

Churchill Capital Corp X

640 Fifth Avenue, 14th Floor

New York, NY 10019

Attn:	Jay Taragin
Email:	[***]

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP

787 7th Avenue

New York, NY 10019

Attn:	Greg Astrachan
Sean Ewen
Esther Chang
Email:	[***]

(b) If to the Company or the Surviving Entity, to:

ColdQuanta, Inc.

1315 W Century Dr #150

Louisville, CO 80027

Attn:	Jim Stirbis
Email:	[***]

with a copy (which shall not constitute notice) to:

Cooley LLP

3 Embarcadero Center

20th Floor

San Francisco, CA 94111

Attn:	Garth Osterman
Mike Nelson
Peter Byrne
Kristin VanderPas
Email:	[***]

or to such other address or addresses as the Parties may from time to time designate in writing. Without limiting the foregoing, any Party may give any notice, request, instruction, demand, document or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, ordinary mail or electronic mail), but no such notice, request, instruction, demand, document or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended.

Section 12.03. Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties; provided, that the Company may delegate the performance of its obligations or assign its rights hereunder in part or in whole to any Affiliate of the Company so long as the Company remains fully responsible for the performance of the delegated obligations. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 12.03 shall be null and void, ab initio.

Section 12.04. Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement; provided, however, that notwithstanding the foregoing (a) in the event the Closing occurs, the present and former officers and directors of the Company and SPAC (and their successors, heirs and representatives) and each of their respective Indemnitee Affiliates are intended third-party beneficiaries of, and may enforce, Section 8.02(a) and (b) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the Parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 12.14 and Section 12.15.

Section 12.05. Expenses. Except as otherwise provided herein, each Party shall bear its own expenses incurred in connection with this Agreement and the Transactions whether or not the Transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants; provided that if the Closing occurs, SPAC shall bear and pay at or promptly after Closing, all SPAC Transaction Expenses and all Company Transaction Expenses; provided that all Stockholder Action Expenses, whether borne by SPAC or the Company, shall be fully payable by SPAC if the Closing occurs and not subject to any limitation or cap.

Section 12.06. Governing Law. This Agreement, and all claims or causes of Action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction (except that the Cayman Company Act shall apply to the Domestication and any claims related to internal affairs of SPAC prior to the Domestication).

Section 12.07. Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 12.08. Schedules and Exhibits. All references herein to Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply solely to the extent the relevance of such disclosure is reasonably apparent on the face of the disclosure in such Schedule. Certain information set forth in the Schedules is included solely for informational purposes.

Section 12.09. Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement) and that certain Non-Disclosure Agreement, dated as of May 23, 2025, between SPAC and the Company (as amended, modified or supplemented from time to time, the “Confidentiality Agreement”), constitute the entire agreement among the Parties relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the Transactions. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the Parties except as expressly set forth or referenced in this Agreement and the Confidentiality Agreement.

Section 12.10. Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the stockholders of any of the Parties shall not restrict the ability of the board of directors (or other body performing similar functions) of any of the Parties to terminate this Agreement in accordance with Section 11.01 or to cause such Party to enter into an amendment to this Agreement pursuant to this Section 12.10.

Section 12.11. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 12.12. Jurisdiction; Waiver of Trial by Jury. Any Action based upon, arising out of or related to this Agreement or the Transactions may be brought in federal and state courts located in the State of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the Transactions in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 12.12. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

Section 12.13. Enforcement. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) or any Transaction Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (a) the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement or any Transaction Agreement and to enforce specifically the terms and provisions hereof and thereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 11.01, this being in addition to any other remedy to which they are entitled under this Agreement or any Transaction Agreement or under applicable Law, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement or any Transaction Agreement and to enforce specifically the terms and provisions of this Agreement or any Transaction Agreement in accordance with this Section 12.13 shall not be required to provide any bond or other security in connection with any such injunction. Without limiting the generality of the foregoing, or the other provisions of this Agreement, SPAC acknowledges and agrees that the Company may, without breach of this Agreement, (i) with respect to any Transaction Agreement to which the Company is a party or a third party beneficiary thereof, institute or pursue an Action directly against the counterparty(ies) to such Transaction Agreement seeking, or seek or obtain a court order against the counterparty(ies) to such Transaction Agreement for, injunctive relief, specific performance, or other equitable relief with respect to such Transaction Agreement, (ii) with respect to any Transaction Agreement to which the Company is not a party or a third party beneficiary thereof, upon written notice to SPAC, (A) require SPAC to enforce its rights under any such Transaction Agreement through the initiation and pursuit of litigation (including seeking, or seek or obtain a court order against the counterparty(ies) to such Transaction Agreement for, injunctive relief, specific performance, or other equitable relief with respect to such Transaction Agreement) in the event the counterparty under such Transaction Agreement is in breach of its obligations thereunder, (B) have approval rights over SPAC’s selection of counsel for any such litigation (such approval not to be unreasonably withheld, conditioned or delayed), (C) select a separate counsel to participate alongside SPAC’s counsel in any such litigation (at the expense of the Company); provided that such separate counsel shall not be entitled to control or seek court orders on SPAC’s behalf, and/or (D) fund any such litigation, and (c) require SPAC to promptly execute, and SPAC hereby agrees to execute and comply with, any and all documents designed to implement or facilitate the execution of the rights contemplated in this sentence. Each Party agrees that it will use its reasonable best efforts to cooperate with the other in seeking and agreeing to an expedited schedule in any litigation seeking an injunction or order of specific performance.

Section 12.14. Non-Recourse. Subject in all respect to the last sentence of this Section 12.14, this Agreement may only be enforced against, and any claim or cause of Action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party has undertaken specific obligations pursuant to this Agreement, (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, SPAC or Merger Subs under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the Transactions. Notwithstanding the foregoing, nothing in this Section 12.14 shall limit, amend or waive any rights or obligations of any party to any Transaction Agreement.

Section 12.15. Non-survival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the First Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part at or after the Closing and then only with respect to any breaches occurring at or after the Closing and (b) this ARTICLE 12.

Section 12.16. Acknowledgements.

(a) Each of the Parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective, stockholders, shareholders, partners, members and Representatives) that: (i) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other Parties (and their respective Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other Parties (and their respective Subsidiaries) for purposes of conducting such investigation; (ii) the Company Representations constitute the sole and exclusive representations and warranties of the Company in connection with the Transactions; (iii) the SPAC Party Representations constitute the sole and exclusive representations and warranties of SPAC and Merger Subs; (iv) except for the Company Representations by the Company and the SPAC Party Representations by the SPAC Parties, none of the Parties or any other Person makes, or has made, any other express or implied representation or warranty with respect to any Party (or any Party’s Subsidiaries), including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of such Party or its Subsidiaries or the transactions contemplated by this Agreement and all other representations and warranties of any kind or nature expressed or implied (including (x) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any Party or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any Party (or any

Party’s Subsidiaries), and (y) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any Party (or its Subsidiaries), or the quality, quantity or condition of any Party’s or its Subsidiaries’ assets) are specifically disclaimed by all Parties and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any Party or its Subsidiaries); (v) Representatives of SPAC or the Company have not made, and are not making, any representation or warranty whatsoever to any Party or its Affiliates and shall not be liable in respect of the accuracy or completeness of any information provided to any Party or its Affiliates; and (vi) each Party and its respective Affiliates are not relying on any representations and warranties in connection with the Transactions except the Company Representations by the Company and the SPAC Party Representations by the SPAC Parties. The foregoing does not limit any rights of any Party pursuant to any other Transaction Agreement against any other Party pursuant to such Transaction Agreement to which it is a party or an express third party beneficiary thereof. Except as otherwise expressly set forth in this Agreement, SPAC understands and agrees that any assets, properties and business of the Company and its Subsidiaries are furnished “as is”, “where is” and subject to and except for the Company Representations by the Company or as provided in any certificate delivered in accordance with Section 10.02(d), with all faults and without any other representation or warranty of any nature whatsoever. Nothing in this Section 12.16 shall relieve any Party of liability in the case of actual and intentional fraud committed by such Party.

(b) Effective upon Closing, except with respect to those covenants and agreements contained herein that by their terms expressly apply at or after the Closing, each of the Parties waives, on its own behalf and on behalf of its respective Affiliates and Representatives, to the fullest extent permitted under applicable Law, any and all rights, Actions and causes of action it may have against any other Party or their respective Subsidiaries and any of their respective current or former Affiliates or Representatives relating to the operation of any Party or its Subsidiaries or their respective businesses or relating to the subject matter of this Agreement, the Schedules, or the Exhibits to this Agreement, whether arising under or based upon any federal, state, local or foreign statute, Law, ordinance, rule or regulation or otherwise. Each Party acknowledges and agrees that it will not assert, institute or maintain any Action, suit, investigation, or proceeding of any kind whatsoever, including a counterclaim, cross-claim, or defense, regardless of the legal or equitable theory under which such liability or obligation may be sought to be imposed, that makes any claim contrary to the agreements and covenants set forth in this Section 12.16. Notwithstanding anything herein to the contrary, nothing in this Section 12.16(b) shall preclude any Party from seeking any remedy for actual and intentional fraud by a Party solely and exclusively with respect to the making of any representation or warranty by it in ARTICLE 5 or ARTICLE 6 (as applicable). Each Party shall have the right to enforce this Section 12.16 on behalf of any Person that would be benefitted or protected by this Section 12.16 if they were a party hereto. The foregoing agreements, acknowledgements, disclaimers and waivers are irrevocable. For the avoidance of doubt, nothing in this Section 12.16 shall limit, modify, restrict or operate as a waiver with respect to, any rights any Party may have under any written agreement entered into in connection with the transactions that are contemplated by this Agreement, including any other Transaction Agreement.

Section 12.17. Conflicts and Privilege.

(a) SPAC and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Entity), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the Sponsor, the stockholders or holders of other equity interests of SPAC or the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Entity) prior to the Closing (collectively, the “Sponsor Group”), on the one hand, and (y) the Surviving Entity and/or any member of the INFQ Group, on the other hand, any legal counsel, including Willkie Farr & Gallagher LLP (“Willkie”) that represented SPAC and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of the Sponsor Group, in such dispute even though the interests of such Persons may be directly adverse to the Surviving Entity, and even though such counsel may have represented SPAC in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Entity and/or the Sponsor. SPAC and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Entity), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Transaction Agreements or the transactions contemplated hereby or thereby) between or among SPAC, the Sponsor and/or any other member of the Sponsor Group, on the one hand, and Willkie, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the Sponsor Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Entity. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with SPAC or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Surviving Entity.

(b) Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Entity), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the stockholders or holders of other equity interests of the Company and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Entity) prior to the Closing (collectively, the “INFQ Group”), on the one hand, and (y) the Surviving Entity and/or any member of the Sponsor Group, on the other hand, any legal counsel, including Cooley LLP (“Cooley”) that represented the Company prior to the Closing may represent any member of the INFQ Group in such dispute even though the interests of such Persons may be directly adverse to the Surviving Entity, and even though such counsel may have represented SPAC and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Entity, further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Transaction Agreements or the transactions contemplated hereby or thereby) between or among the Company and/or any member of the INFQ Group, on the one hand, and Cooley, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the INFQ Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Entity. Notwithstanding the foregoing, any privileged communications or information shared by SPAC prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Surviving Entity.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties have hereunto caused this Agreement and Plan of Merger and Reorganization to be duly executed as of the date hereof.

CHURCHILL CAPITAL CORP X

By:	/s/ Jay Taragin
Name: Jay Taragin
Title: Chief Financial Officer

AH MERGER SUB I, INC.

By:	/s/ Jay Taragin
Name: Jay Taragin
Title: Secretary and Treasurer

AH MERGER SUB II, LLC

By:	/s/ Jay Taragin
Name: Jay Taragin
Title: Secretary and Treasurer

IN WITNESS WHEREOF, the Parties have hereunto caused this Agreement and Plan of Merger and Reorganization to be duly executed as of the date hereof.

COLDQUANTA, INC.

By:	/s/ Matthew Kinsella
Name:Matthew Kinsella
Title:Chief Executive Officer

Schedule 7.05(a)

Financial Statements

1.	Audited Financial Statements for FY 2023
2.	Audited Financial Statements for FY 2024
3.	Unaudited Financial Statements for Q1 2025
4.	Unaudited Financial Statements for Q2 2025
5.	Unaudited Financial Statements for Q3 2025 (no earlier than “staleness” date for Q2 2025 financials)

Exhibit A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

INFLEQTION, INC.

Infleqtion, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

ONE: The name of this corporation is Infleqtion, Inc. The date of filing of the original certificate of incorporation of this corporation with the Secretary of State of the State of Delaware was [•], 20[•][, and the name under which such filing was made was [___]].

TWO: This certificate of incorporation was duly adopted in accordance with the provisions of Sections 242 and 245 of the DGCL, and has been duly approved by the written consent of the stockholders of this corporation in accordance with Section 228 of the DGCL.

THREE: Pursuant to Sections 242 and 245 of the DGCL, the certificate of incorporation of this corporation, as heretofore amended, is hereby amended, integrated and restated to read in its entirety as follows:

SECTION 1.

The name of this corporation is Infleqtion, Inc. (the “Corporation”).

SECTION 2.

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, Zip Code 19801, and the name of the registered agent of the Corporation in the State of Delaware at such address is The Corporation Trust Company.

SECTION 3.

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

SECTION 4.

Section 4.1 The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that the Corporation is authorized to issue is 1,500,000,000 shares, consisting of 1,400,000,000 shares of Common Stock, par value $0.0001 per share, and 100,000,000 shares of Preferred Stock, par value $0.0001 per share.

Section 4.2 The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the “Board”) is hereby expressly authorized to provide for the issue of all or any of the unissued and undesignated shares of the Preferred Stock, in one or more series, and to fix the number of shares of such series and to determine for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be set forth in a certificate of designation adopted by the Board and filed in accordance with the DGCL.

Section 4.3 Irrespective of the provisions of Section 242(b)(2) of the DGCL, but subject to the terms of any certificate of designation filed with respect to any series of Preferred Stock, the holders of Preferred Stock and Common Stock shall vote together, and not as separate classes, on any amendment to this Certificate of Incorporation to increase or decrease the number of authorized shares of Preferred Stock or Common Stock.

Section 4.4 Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders of the Corporation for their vote; provided, however, that, except as otherwise required by applicable law, holders of Common Stock shall not be entitled to vote on any amendment to this certificate of incorporation (as amended from time to time, the “Certificate of Incorporation”) (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled, either separately or together as a class with the holders of one or more other affected series of Preferred Stock, to vote thereon pursuant to applicable law or the Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock).

SECTION 5.

For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation and regulation of the powers of the Corporation, of its directors and stockholders, or any class thereof, as the case may be, it is further provided that:

Section 5.1 MANAGEMENT OF THE BUSINESS.

Except as otherwise provided by the DGCL or the Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board. Subject to any rights of the holders of shares of any one or more series of Preferred Stock then outstanding to elect additional directors under specified circumstances, the number of directors that shall constitute the Board shall be fixed exclusively by the Board.

Section 5.2 BOARD OF DIRECTORS

Subject to the rights of the holders of any one or more series of Preferred Stock to elect additional directors under specified circumstances, the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. Each class shall consist, as nearly as practicable, of a number of directors equal to one third of the number of members of the Board authorized as provided in Section 5.1. The Board is authorized to assign members of the Board already in office to such classes at the time the classification becomes effective (the “Filing Date”). At the first annual meeting of stockholders following the Filing Date, the initial term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following the Filing Date, the initial term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following the Filing Date, the initial term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

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Notwithstanding the foregoing provisions of this section, each director shall serve until such director’s successor is duly elected and qualified or until such director’s earlier death, resignation or removal. No decrease in the number of directors constituting the Board shall remove or shorten the term of any incumbent director.

Section 5.3 REMOVAL OF DIRECTORS

Subject to the rights of the holders of any one or more series of Preferred Stock to remove directors elected by such series of Preferred Stock, any individual director or the entire Board may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least 66-2/3% of the voting power of all the then-outstanding shares of the capital stock of the Corporation entitled to vote generally at an election of directors, voting together as a single class.

Section 5.4 VACANCIES.

Subject to any limitations imposed by applicable law and subject to the rights of the holders of any one or more series of Preferred Stock to elect additional directors or fill vacancies in respect of such directors, any vacancies on the Board resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board, or by a sole remaining director, and not by the stockholders. Any director elected to fill a newly created directorship or vacancy in accordance with the preceding sentence shall hold office until the next annual meeting of stockholders held to elect the class of directors to which such director is elected and until such director’s successor shall have been elected and qualified or such director’s earlier death, resignation or removal.

Section 5.5 PREFERRED STOCKHOLDERS ELECTION RIGHTS.

Whenever the holders of any one or more series of Preferred Stock shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of the Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) applicable thereto. The number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to Section 5.1 hereof, and the total number of directors constituting the whole Board shall be automatically adjusted accordingly. Except as otherwise provided by the Board in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

Section 5.6 BYLAW AMENDMENTS.

The Board is expressly authorized and empowered to adopt, amend or repeal any provisions of the bylaws of the Corporation (as amended from time to time, the “Bylaws”) without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or the Certificate of Incorporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by the Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least 66-2/3% of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote thereon, voting together as a single class.

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Section 5.7 STOCKHOLDER ACTIONS.

a. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

b. Subject to any rights of the holders of shares of any one or more series of Preferred Stock then outstanding, any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders and may not be effected by consent in lieu of a meeting.

c. Subject to any rights of the holders of shares of any series of Preferred Stock then outstanding, special meetings of stockholders of the Corporation may be called only by the Chairperson of the Board, the Chief Executive Officer, the President or directors representing a majority of directors then in office, but a special meeting may not be called by any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting.

SECTION 6.

No director or officer of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL, as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director or officer of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal. Solely for purposes of this Section 6, “officer” shall have the meaning provided in Section 102(b)(7) of the DGCL.

SECTION 7.

Section 7.1 Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware and any appellate court therefrom shall be the sole and exclusive forum for: (A) any derivative claim or cause of action brought on behalf of the Corporation; (B) any claim or cause of action that is based upon a violation of a duty owed by any current or former director, officer, other employee or stockholder of the Corporation, to the Corporation or the Corporation’s stockholders; (C) any claim or cause of action against the Corporation or any current or former director, officer or other employee of the Corporation, arising out of or pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws; (D) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws (including any right, obligation, or remedy thereunder); (E) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (F) any claim or cause of action against the Corporation or any current or former director, officer or other employee of the Corporation, governed by the internal-affairs doctrine or otherwise related to the Corporation’s internal affairs, in all cases to the fullest extent permitted by applicable law; provided, however, that if the designation of such court as the sole and exclusive forum for a claim or action referred to in foregoing clauses (A) through (F) of this Section would violate applicable law, then the United States District Court for the District of Delaware or if the designation of such court would violate applicable law, then the Superior Court of Delaware shall be the sole and exclusive forum for such claim or cause of action.

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Section 7.2 Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by applicable law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the Corporation, its officers and directors, the underwriters for any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

SECTION 8.

Section 8.1 Any person or entity holding, owning, or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of the Certificate of Incorporation.

Section 8.2 The Corporation reserves the right to amend, alter, change or repeal, at any time and from time to time, any provision contained in the Certificate of Incorporation, in the manner now or hereafter prescribed by statute, except as provided in Section 8.3, and all rights, preferences and privileges of whatsoever nature conferred upon the stockholders, directors or any other persons whomsoever by and pursuant to the Certificate of Incorporation are granted subject to this reservation. For the avoidance of doubt, but subject to the rights of the holders of any outstanding series of Preferred Stock, Section 242(d) of the DGCL shall apply to amendments to the Certificate of Incorporation.

Section 8.3 Notwithstanding any other provisions of the Certificate of Incorporation or any provision of applicable law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of capital stock of the Corporation required by applicable law or by the Certificate of Incorporation or any certificate of designation filed with respect to a series of Preferred Stock, the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, shall be required to alter, amend or repeal (whether by merger, consolidation, conversion or otherwise), or adopt any provision inconsistent with, Sections 5, 6, 7 and this Section 8.

SECTION 9.

Section 9.1 If any provision or provisions of the Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of the Certificate of Incorporation (including, without limitation, each portion of any paragraph of the Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby.

* * *

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The Corporation has caused this certificate of incorporation to be signed by a duly authorized officer of the Corporation on [•], 20[•].

Infleqtion, Inc.

By:
[___]
[___]

Exhibit B

AMENDED AND RESTATED BYLAWS

OF

INFLEQTION, INC.

(A DELAWARE CORPORATION)

SECTION 1.

OFFICES

Section 1.1 Registered Office. The registered office of Infleqtion, Inc. (the “Corporation”) in the State of Delaware and the name of the Corporation’s registered agent at such address shall be as set forth in the certificate of incorporation of the Corporation (as the same may be amended and/or restated from time to time, the “Certificate of Incorporation”).

Section 1.2 Other Offices. The Corporation may at any time establish other offices both within and without the State of Delaware.

SECTION 2.

CORPORATE SEAL

Section 2.1 Corporate Seal. The Board of Directors of the Corporation (the “Board”) may adopt a corporate seal. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

SECTION 3.

STOCKHOLDERS’ MEETINGS

Section 3.1 Place of Meetings. Meetings of the stockholders of the Corporation may be held at such place, if any, either within or without the State of Delaware, as may be determined from time to time by the Board (or its designee). The Board may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the General Corporation Law of the State of Delaware (“DGCL”) and Section 3.9 below.

Section 3.2 Annual Meetings.

(a) The annual meeting of the stockholders of the Corporation, for the purpose of election of directors and for such other business as may properly come before it, shall be held on such date and time as may be determined from time to time by the Board (or its designee). Any annual meeting of stockholders previously scheduled by the Board may be postponed, rescheduled or cancelled by the Board, or any director or officer of the Corporation to whom the Board delegates such authority, at any time before or after notice of such meeting has been given to stockholders. Nominations of persons for election to the Board and proposals of other business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the Corporation’s notice of meeting of stockholders (or any supplement thereto); (ii) by or at the direction of the Board or a duly authorized committee thereof; or (iii) by any stockholder of the Corporation who was a stockholder of record at the time of giving the stockholder’s notice provided for in Section 3.2(b) of these bylaws (as may be amended and/or restated from time to time, the “Bylaws”) and who is a stockholder of record at the time of the annual meeting of stockholders, who is entitled to vote at the meeting and who complied with the notice procedures and requirements set forth in this Section 3.2.

For the avoidance of doubt, clause (a) above shall be the exclusive means for a stockholder to make nominations and submit other business before an annual meeting of stockholders.

(b) At an annual meeting of the stockholders, only such business shall be conducted as is a proper matter for stockholder action under the DGCL, the Certificate of Incorporation and the Bylaws, and only such nominations shall be made and such business shall be conducted as shall have been properly brought before the meeting in accordance with the procedures below.

(i) For nominations for the election to the Board to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 3.2(a), the stockholder must deliver written notice to the Secretary at the principal executive offices of the Corporation on a timely basis as set forth in Section 3.2(b)(iii) and must update and supplement the information contained in such written notice on a timely basis as set forth in Section 3.2(c). Such stockholder’s notice shall include: (A) as to each nominee such stockholder proposes to nominate at the meeting: (1) the name, age, business address and residence address of such nominee, (2) the principal occupation or employment of such nominee, (3) the class or series and number of shares of each class or series of capital stock of the Corporation that are owned of record and beneficially by such nominee and list of any pledge of or encumbrances on such shares, (4) the date or dates on which such shares were acquired and the investment intent of such acquisition, (5) the questionnaire, representation and agreement required by Section 3.2(e), completed and signed by such nominee, and (6) all other information concerning such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved and whether or not proxies are being or will be solicited), or that is otherwise required to be disclosed or provided to the Corporation pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the “1934 Act”) (including such person’s written consent to being named in a proxy statement, associated proxy card and other filings as a nominee and to serving as a director if elected); and (B) all of the information required by Section 3.2(b)(iv).

The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or to serve on any committee or sub-committee of the Board, in either case under any applicable stock exchange listing requirements, applicable law or the Policies (as defined below). The number of nominees a stockholder may nominate for election at an annual meeting on its own behalf (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at an annual meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such annual meeting. A stockholder may not designate any substitute or alternate nominees unless the stockholder provides timely notice of such substitute or alternate nominee(s) in accordance with this Section 3.2, in the case of an annual meeting, or Section 3.3, in the case of a special meeting (and such notice contains all of the information, representations, questionnaires and certifications with respect to such substitute or alternate nominee(s) that are required by the Bylaws with respect to nominees for director).

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(ii) For business other than nominations for the election to the Board to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 3.2(a), the stockholder must deliver written notice to the Secretary at the principal executive offices of the Corporation on a timely basis as set forth in Section 3.2(b)(iii), and must update and supplement the information contained in such written notice on a timely basis as set forth in Section 3.2(c). Such stockholder’s notice shall include: (A) as to each matter such stockholder proposes to bring before the meeting, (1) a brief description of the business desired to be brought before the meeting, (2) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws, the language of the proposed amendment), (3) the reasons for conducting such business at the meeting, and (4) any material interest (including any anticipated benefit of such business to any Proponent (as defined below) other than solely as a result of its ownership of the Corporation’s capital stock, that is material to any Proponent individually, or to the Proponents in the aggregate) in such business of any Proponent; and (B) all of the information required by Section 3.2(b)(iv).

(iii) To be timely, the written notice required by Section 3.2(b)(i) or 3.2(b)(ii) must be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day, nor earlier than the 120th day, prior to the first anniversary of the immediately preceding year’s annual meeting (for purposes of notice required for action to be taken at the Corporation’s first annual meeting of stockholders after the filing date of the Certificate of Incorporation, the date of the immediately preceding year’s annual meeting shall be deemed to have occurred on June 1 in such immediately preceding calendar year); provided, however, that, subject to the last sentence of this Section 3.2(b)(iii), in the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 70 days after the anniversary of the preceding year’s annual meeting, or if no annual meeting was held (or deemed to have been held), notice by the stockholder to be timely must be so received not earlier than the 120th day prior to such annual meeting and not later than the later of the close of business on (i) the 90th day prior to such annual meeting or (ii) the tenth day following the day on which public announcement of the date of such meeting is first made by the Corporation.

In no event shall an adjournment or postponement (or the public announcement thereof) of an annual meeting for which notice has been given, or for which a public announcement of the date of the meeting has been made by the Corporation, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(iv) The written notice required by Sections 3.2(b)(i) or 3.2(b)(ii) shall also include, as of the date of the notice and as to the stockholder giving the notice, the beneficial owner, if any, on whose behalf the nomination or proposal is made and any affiliate who controls (as such term is defined in Rule 405 under the Securities Act of 1933, as amended (the “1933 Act”)) either of the foregoing stockholder or beneficial owner, directly or indirectly (each, a “Proponent” and collectively, the “Proponents”):

(A) the name and address of each Proponent, including, if applicable, such name and address as they appear on the Corporation’s books and records;

(B) the class, series and number of shares of each class or series of the capital stock of the Corporation that are, directly or indirectly, owned of record or beneficially (within the meaning of Rule 13d-3 under the 1934 Act) by each Proponent (provided, that for purposes of this Section 3.2(b)(iv), such Proponent shall in all events be deemed to beneficially own all shares of any class or series of capital stock of the Corporation as to which such Proponent or any of its affiliates or associates has a right to acquire beneficial ownership whether immediately or at any time in the future);

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(C) a description of any agreement, arrangement or understanding (whether oral or in writing) with respect to such nomination or proposal (and/or the voting of shares of any class or series of capital stock of the Corporation, other than a revocable proxy given in response to a proxy solicitation made to 10 or more persons) between or among any Proponent and any of its affiliates or associates, and/or any other persons (including their names) including without limitation, any agreements, arrangements or understandings required to be disclosed pursuant to Item 5 or Item 6 of 1934 Act Schedule 13D, regardless of whether the requirement to file a Schedule 13D is applicable;

(D) a representation that the stockholder is a holder of record of shares of the Corporation at the time of giving notice, will be entitled to vote at the meeting, and that such stockholder (or a qualified representative thereof) intends to appear at the meeting to nominate the person or persons specified in the notice (with respect to a notice under Section 3.2(b)(i)) or to propose the business that is specified in the notice (with respect to a notice under Section 3.2(b)(ii));

(E) a representation whether any Proponent or any other participant (as defined in Item 4 of Schedule 14A under the 1934 Act) will engage in a solicitation with respect to such nomination or proposal and, if so, the name of each participant in such solicitation and the amount of the cost of solicitation that has been and will be borne, directly or indirectly, by each participant in such solicitation, and a representation as to whether the Proponents intend or are part of a group which intends to: (x) deliver, or make available, a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s voting shares required to approve or adopt the proposal or elect the nominee, (y) otherwise solicit proxies or votes from stockholders in support of such proposal or nomination and/or (z) solicit proxies in support of any proposed nominee in accordance with Rule 14a-19 promulgated under the 1934 Act;

(F) a description of all Derivative Transactions (as defined below) by each Proponent during the previous 12-month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic or voting terms of, such Derivative Transactions;

(G) a certification regarding whether each Proponent has complied with all applicable federal, state and other legal requirements in connection with such Proponent’s acquisition of shares of capital stock or other securities of the Corporation and/or such Proponent’s acts or omissions as a stockholder or beneficial owner of the Corporation; and

(H) any other information relating to each Proponent required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14 of the 1934 Act and the rules and regulations promulgated thereunder.

(c) A stockholder providing the written notice required by Section 3.2(b)(i) or 3.2(b)(ii) shall update and supplement such notice in writing, if necessary, so that the information (other than the representations required by Section 3.2(b)(iv)(E)) provided or required to be provided in such notice is true and correct in all material respects as of (i) the record date for the determination of stockholders entitled to notice of the meeting and (ii) the date that is five Business Days (as defined below) prior to the meeting and, in the event of any adjournment or postponement thereof, five Business Days prior to such adjourned or postponed meeting; provided, that no such update or supplement shall cure or affect the accuracy (or inaccuracy) of any representations made by any Proponent, any of its affiliates or associates, or a nominee or the validity (or invalidity) of any nomination or proposal that failed to comply with this Section 3.2 or is rendered invalid as a result of any inaccuracy therein.

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In the case of an update and supplement pursuant to clause (i) of this Section 3.2(c), such update and supplement must be received by the Secretary at the principal executive offices of the Corporation not later than five Business Days after the later of the record date for the determination of stockholders entitled to notice of the meeting or the public announcement of such record date. In the case of an update and supplement pursuant to clause (ii) of this Section 3.2(c), such update and supplement shall be received by the Secretary at the principal executive offices of the Corporation not later than two Business Days prior to the date for the meeting, and, in the event of any adjournment or postponement thereof, two Business Days prior to such adjourned or postponed meeting (or if there are fewer than two Business Days between the date for the meeting, or the date of the immediately preceding adjournment or postponement thereof, and the date for the adjourned or postponed meeting, not later than the day prior to such adjourned or postponed meeting).

(d) Notwithstanding anything in Section 3.2(b)(iii) to the contrary, in the event that the number of directors to be elected to the Board at an annual meeting is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board at least 10 days before the last day a stockholder may deliver a notice of nomination in accordance with Section 3.2(b)(iii), a stockholder’s notice required by this Section 3.2 and that complies with the requirements in Section 3.2(b)(i), other than the timing requirements in Section 3.2(b)(iii), shall also be considered timely, but only with respect to nominees for the new positions created by such increase, if it shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which such public announcement is first made by the Corporation.

(e) To be eligible to be a nominee for election or re-election as a director of the Corporation pursuant to a nomination under clause (iii) of Section 3.2(a) or clause (ii) of Section 3.3(c), each Proponent must deliver (in accordance with the time periods prescribed for delivery of notice under Sections 3.2(b)(iii), 3.2(d) or Section 3.3(c), as applicable) to the Secretary at the principal executive offices of the Corporation a completed written questionnaire with respect to the background, qualifications, stock ownership and independence of such proposed nominee (in the form provided by the Secretary within 10 days following a written request therefor by a stockholder of record) and a written representation and agreement (in the form provided by the Secretary within 10 days following written request therefor by a stockholder of record) that such person:

(i) is not and will not become a party to any agreement, arrangement or understanding (whether oral or in writing) with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question that (A) has not been disclosed in the questionnaire or (B) could limit or interfere with such person’s ability to comply with such person’s fiduciary duties under applicable law;

(ii) is not and will not become a party to any agreement, arrangement or understanding (whether oral or in writing) with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director of the Corporation or a nominee that has not been disclosed in such questionnaire;

(iii) would be in compliance, if elected as a director of the Corporation (and a statement as to whether such person, if elected, intends to comply with), all applicable corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation that are publicly disclosed or which were provided by the Secretary with the written representation and agreement required by this Section 3.2(e) (together, the “Policies”); and

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(iv) if elected as a director of the Corporation, intends to serve the entire term until the next meeting at which such candidate would face re-election.

(f) A person shall not be eligible for election or re-election as a director unless the person is nominated, in the case of an annual meeting, in accordance with Section 3.2(a) and in accordance with the procedures set forth in Section 3.2(b), Section 3.2(c), Section 3.2(d), Section 3.2(e) and Section 3.2(f), as applicable, or in the case of a special meeting, in accordance with Section 3.3(c) and the requirements thereof. Only such business shall be conducted at any annual meeting of the stockholders of the Corporation as shall have been brought before the meeting in accordance with Section 3.2(a) and in accordance with the procedures set forth in Section 3.2(b), Section 3.2(c) and Section 3.2(f), as applicable. Notwithstanding anything to the contrary in the Bylaws, unless otherwise required by applicable law, in the event that any Proponent (i) provides notice pursuant to Rule 14a-19(b) promulgated under the 1934 Act with respect to one or more proposed nominees and (ii) subsequently fails to (A) comply with the requirements of Rule 14a-19 promulgated under the 1934 Act (or fails to timely provide reasonable evidence sufficient to satisfy the Corporation that such Proponent has met the requirements of Rule 14a-19(a)(3) promulgated under the 1934 Act in accordance with the next sentence) or (B) inform the Corporation that they no longer plan to solicit proxies in accordance with the requirements of Rule 14a-19 under the 1934 Act by delivering a written notice to the Secretary at the principal executive offices of the Corporation within two (2) Business Days after the occurrence of such change, then the nomination of each such proposed nominee shall be disregarded (and such nominee disqualified from standing for election or re-election), notwithstanding that the nominee is included (as applicable) as a nominee in the Corporation’s proxy statement, notice of meeting or other proxy materials for any stockholder meeting (or any supplement thereto) and notwithstanding that proxies or votes in respect of the election of such proposed nominees may have been received by the Corporation (which proxies and votes shall be disregarded).

If any Proponent provides notice pursuant to Rule 14a-19(b) promulgated under the 1934 Act, such Proponent shall deliver to the Corporation, no later than five (5) Business Days prior to the applicable meeting, reasonable evidence sufficient to demonstrate that it has met the requirements of Rule 14a-19(a)(3) promulgated under the 1934 Act.

Notwithstanding anything to the contrary set forth herein, and for the avoidance of doubt, the nomination of any person whose name is included (as applicable) as a nominee in the Corporation’s proxy statement, notice of meeting or other proxy materials for any stockholder meeting (or any supplement thereto) as a result of any notice provided by any Proponent pursuant to Rule 14a-19(b) promulgated under the 1934 Act with respect to such proposed nominee and whose nomination is not made by or at the direction of the Board or any authorized committee thereof shall not be deemed (for purposes of clause (a) of Section 3.2(a) or otherwise) to have been made pursuant to the Corporation’s notice of meeting (or any supplement thereto) and any such nominee may only be nominated by a Proponent pursuant to clause (a) of Section 3.2(a) and, in the case of a special meeting of stockholders, pursuant to and to the extent permitted under Section 3.3(c).

Except as otherwise required by applicable law, and subject to the supervision, direction and control of the Board of Directors, the chairperson of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures and requirements set forth in the Bylaws (including, without limitation, compliance with Rule 14a-19 promulgated under the 1934 Act) and, if any proposed nomination or business is not in compliance with the Bylaws, or the Proponent does not act in accordance with the representations required in this Section 3.2, to declare that such proposal or nomination shall not

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be presented for stockholder action at the meeting and shall be disregarded (and such nominee disqualified from standing for election or re-election), or that such business shall not be transacted, notwithstanding that such proposal or nomination is set forth in (as applicable) the Corporation’s proxy statement, notice of meeting or other proxy materials and notwithstanding that proxies or votes in respect of such nomination or such business may have been solicited or received.

Notwithstanding the foregoing provisions of this Section 3.2, unless otherwise required by applicable law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded (and such nominee disqualified from standing for election or re-election) and such proposed business shall not be transacted, notwithstanding that such nomination or proposed business is set forth in (as applicable) the Corporation’s proxy statement, notice of meeting or other proxy materials and notwithstanding that proxies or votes in respect of such vote may have been solicited or received by the Corporation. For purposes of this Section 3.2, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager, trustee or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders, and such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, shall be provided to the Secretary of the Corporation at least five (5) Business Days prior to the meeting of stockholders.

(g) Notwithstanding anything to the contrary in this Section 3.2, the notice requirements set forth in these bylaws with respect to the proposal of any business pursuant to this Section 3.2 will be deemed to be satisfied by a stockholder if (1) such stockholder has submitted a proposal to the Company in compliance with Rule 14a 8 under the 1934 Act (“Rule 14a-8”); and (2) such stockholder’s proposal has been included in a proxy statement that has been prepared by the Company to solicit proxies for the meeting of stockholders. Subject to Rule 14a 8 and other applicable rules and regulations under the 1934 Act, nothing in these bylaws will be construed to permit any stockholder, or give any stockholder the right, to include or have disseminated or described in the Company’s proxy statement any nomination of a director or any other business proposal.

(h) For purposes of Sections 3.2 and 3.3,

(i) “affiliates” and “associates” shall have the meanings set forth in Rule 405 under the 1933 Act;

(ii) “Business Day” means any day other than Saturday, Sunday or a day on which banks are closed in New York City, New York;

(iii) “close of business” means 6:00 p.m. local time at the principal executive offices of the Corporation on any calendar day, whether or not the day is a Business Day;

(iv) “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proponent or any of its affiliates or associates, whether record or beneficial:

(A) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Corporation;

(B) that otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Corporation;

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(C) the effect or intent of which is to mitigate loss, manage risk or benefit from changes in value or price with respect to any securities of the Corporation; or

(D) that provides the right to vote (other than a revocable proxy given in response to a proxy solicitation made to 10 or more persons) or increase or decrease the voting power of, such Proponent, or any of its affiliates or associates, directly or indirectly, with respect to any securities of the Corporation, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation or similar right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proponent in the securities of the Corporation held by any general or limited partnership, or any limited liability company, of which such Proponent is, directly or indirectly, a general partner or managing member; and

(v) “public announcement” means disclosure in a press release reported by the Dow Jones News Service, Associated Press, Business Wire, GlobeNewswire or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the 1934 Act or by such other means reasonably designed to inform the public or security holders in general of such information, including, without limitation, posting on the Corporation’s investor relations website.

Section 3.3 Special Meetings.

(a) Special meetings of the stockholders of the Corporation may only be called in the manner provided in the Certificate of Incorporation. Any special meeting of stockholders previously scheduled by the Board may be postponed, rescheduled or cancelled by the Board, or any director or officer to whom the Board has delegated such authority, at any time before or after notice of such meeting has been given to stockholders.

(b) The Board (or its designee) shall determine the date and time of such special meeting. Upon determination of the date, time and place, if any, of the meeting, the Secretary shall cause a notice of meeting to be given to the stockholders entitled to vote, in accordance with the provisions of Section 3.4.

(c) Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected (i) by or at the direction of the Board or a duly authorized committee thereof or (ii) by any stockholder of the Corporation who is a stockholder of record at the time of giving notice provided for in this paragraph and who is a stockholder of record at the time of the special meeting, who is entitled to vote at the meeting and who complies with Sections 3.2(b)(i), 3.2(b)(iv), 3.2(c), 3.2(e) and 3.2(f).

The number of nominees a stockholder may nominate for election at a special meeting on its own behalf (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at a special meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such special meeting. In the event the Corporation calls a special meeting of stockholders for the purpose of submitting a proposal to stockholders for the election of one or more directors, any such stockholder of record entitled to vote in such election of directors may nominate a person or persons (as the case may be), for election to such position(s) as specified in the

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Corporation’s notice of meeting, if written notice setting forth the information required by Sections 3.2(b)(i) and 3.2(b)(iv) shall be received by the Secretary at the principal executive offices of the Corporation not earlier than the close of business on 120th day prior to such special meeting and not later than the close of business on the later of (i) the 90th day prior to such meeting or (ii) the tenth day following the day on which the Corporation first makes a public announcement of the date of the special meeting at which directors are to be elected. The stockholder shall also update and supplement such information as required under Section 3.2(c).

In no event shall an adjournment or a postponement (or the public announcement thereof) of a special meeting for which notice has been given, or for which a public announcement of the date of the meeting has been made by the Corporation, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(d) A person shall not be eligible for election or re-election as a director at the special meeting unless the person is nominated either in accordance with clause (i) or clause (ii) of Section 3.3(c). Except as otherwise required by applicable law, and subject to the supervision, direction and control of the Board of Directors, the chairperson of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures and requirements set forth in the Bylaws and, if any proposed nomination is not in compliance with the Bylaws (including, without limitation, compliance with Rule 14a-19 under the 1934 Act), or if the Proponent does not act in accordance with the representations required in Section 3.2, to declare that such nomination shall not be presented for stockholder action at the meeting and shall be disregarded (and such nominee disqualified from standing for election or re-election), notwithstanding that such nomination is set forth in (as applicable) the Corporation’s proxy statement, notice of meeting or other proxy materials and notwithstanding that proxies or votes in respect of such nomination may have been solicited or received.

Notwithstanding the foregoing provisions of this Section 3.3, unless otherwise required by applicable law, if the stockholder (or a qualified representative of the stockholder (meeting the requirements specified in Section 3.2(f)) does not appear at the special meeting of stockholders of the Corporation to present a nomination, such nomination shall be disregarded (and such nominee disqualified from standing for election or re-election), notwithstanding that the nomination is set forth (as applicable) in the Corporation’s proxy statement, notice of meeting or other proxy materials and notwithstanding that proxies or votes in respect of such nomination may have been solicited or received by the Corporation.

(e) Notwithstanding the foregoing provisions of Sections 3.2 and 3.3, a stockholder must also comply with all applicable requirements of the 1934 Act and the rules and regulations promulgated thereunder with respect to the matters set forth in Sections 3.2 and 3.3, and any failure to comply with such requirements shall be deemed a failure to comply with Sections 3.2 or 3.3, as applicable; provided, however, that, to the fullest extent not prohibited by applicable law, any references in the Bylaws to the 1934 Act or the rules and regulations promulgated thereunder are not intended to and shall not limit the requirements applicable to proposals and/or nominations to be considered pursuant to Sections 3.2(a) and 3.3(c). Nothing in the Bylaws shall be deemed to affect any rights of holders of any class or series of preferred stock to nominate and elect directors pursuant to and to the extent provided in any applicable provision of the Certificate of Incorporation.

Section 3.4 Notice of Meetings. Except as otherwise provided by applicable law, the Certificate of Incorporation or the Bylaws, notice of each meeting of stockholders shall be given not less than ten nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of such meeting. Such notice shall specify the date, time and place, if any, of the meeting, the record date for determining stockholders entitled to vote at the meeting, if such record date is different from the record date for determining stockholders entitled to notice of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting, and, in the case of special meetings, the purpose or purposes of the meeting. Notice shall be deemed given as provided in Section 232 of the DGCL.

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Section 3.5 Quorum and Vote Required. At all meetings of stockholders, except where otherwise required by law or by the Certificate of Incorporation, or by the Bylaws, the presence, in person, by remote communication, if applicable, or by proxy, of the holders of a majority of the voting power of the outstanding shares of stock entitled to vote at the meeting shall constitute a quorum for the transaction of business. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Unless a different or minimum vote is provided by law or by applicable stock exchange rules, or by the Certificate of Incorporation or the Bylaws, in which case such different or minimum vote shall be the applicable vote on the matter, in all matters other than the election of directors, the affirmative vote of a majority of the votes cast on such matter, voting affirmatively or negatively (excluding abstentions and broker non-votes) shall be the act of the stockholders. Except as otherwise required by law, the Certificate of Incorporation or the Bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote in the election of directors. Where a separate vote by a class or classes or series is required, except as required by law or by the Certificate of Incorporation or the Bylaws, the holders of a majority of the voting power of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter.

Unless a different or minimum vote is provided by law or by the Certificate of Incorporation or the Bylaws or any applicable stock exchange rules, in which case such different or minimum vote shall be the applicable vote on the matter, the affirmative vote of the holders of a majority (or plurality, in the case of the election of directors) of the votes cast on such matter, voting affirmatively or negatively (excluding abstentions and broker non-votes) shall be the act of such class or classes or series.

Section 3.6 Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairperson of the meeting or by the stockholders by the affirmative vote of a majority of the votes cast, voting affirmatively or negatively (excluding abstentions and broker non-votes). When a meeting is adjourned to another time or place, if any, (including an adjournment taken to address a technical failure to convene or continue a meeting using remote communication) notice need not be given of the adjourned meeting if the time and place, if any, thereof and the means of remote communication, if any, by which stockholders and proxyholders may be deemed present in person and may vote at such meeting are announced at the meeting at which the adjournment is taken or are (a) displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication or (b) set forth in the notice of meeting given in accordance with Section 3.4.

At the adjourned meeting, the Corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date so fixed for notice of such adjourned meeting.

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Section 3.7 Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders or adjournment thereof, except as otherwise provided by applicable law, only persons in whose names shares stand on the stock records of the Corporation on the record date shall be entitled to vote at any meeting of stockholders. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy. No proxy shall be voted after three years from its date of creation unless the proxy provides for a longer period. Voting at meetings of stockholders need not be by written ballot. Any stockholder directly or indirectly soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the Board.

Section 3.8 List of Stockholders. The corporation shall prepare, no later than the tenth day before each meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder; provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the meeting date, the list shall reflect all of the stockholders entitled to vote as of the tenth day before the meeting date. Nothing in this Section 3.8 shall require the corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of ten days ending on the day before the meeting date: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the Corporation.

In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation.

Section 3.9 Remote Communication; Delivery to the Corporation.

(a) If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders and proxyholders not physically present at a stockholder meeting may, by means of remote communication:

(i) participate in a meeting of stockholders; and

(ii) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (A) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (B) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (C) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

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(b) Whenever Section 3.2 or 3.3 requires one or more persons (including a record or beneficial owner of capital stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered.

Section 3.10 Organization.

(a) At every meeting of stockholders, a person designated by the Board shall act as chairperson of the meeting of stockholders. If no chairperson of the meeting of stockholders is so designated, then the Chairperson of the Board, or if no Chairperson has been appointed, is absent or refuses to act, the Chief Executive Officer, or if no Chief Executive Officer is then serving or the Chief Executive Officer is absent or refuses to act, the President, or, if the President is absent or refuses to act, a chairperson of the meeting chosen by the stockholders by the affirmative vote of a majority of the votes cast, voting affirmatively or negatively (excluding abstentions and broker non-votes), shall act as chairperson of the meeting of stockholders. A person designated by the Board shall act as secretary of the meeting. If no secretary of the meeting is designated, then the Secretary, or, in the Secretary’s absence, an Assistant Secretary or other officer or other person directed to do so by the chairperson of the meeting, shall act as secretary of the meeting.

(b) The Board shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board, if any, the chairperson of the meeting shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the Corporation and their duly authorized and constituted proxies and such other persons as the chairperson shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters that are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting. Unless and to the extent determined by the Board or the chairperson of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

(c) The Corporation may and shall, if required by applicable law, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the chairperson of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector’s ability. The inspectors shall:

(1) ascertain the number of shares outstanding and the voting power of each;

(2) determine the shares represented at a meeting and the validity of proxies and ballots;

(3) count all votes and ballots;

(4) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and

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(5) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots.

The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors. In determining the validity and counting of proxies and ballots, the inspectors shall be limited to an examination of the proxies, any envelopes submitted with those proxies, any information provided in accordance with Sections 211(e) or 212(c)(2) of the DGCL, or any information provided pursuant to Sections 211(a)(2)b.(i) or (iii) of the DGCL, ballots and the regular books and records of the Corporation, except that the inspectors may consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons which represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If the inspectors consider other reliable information for the limited purpose permitted herein, the inspectors at the time they make their certification pursuant to Section 231(b)(5) of the DGCL shall specify the precise information considered by them including the person or persons from whom they obtained the information, when the information was obtained, the means by which the information was obtained and the basis for the inspectors’ belief that such information is accurate and reliable.

SECTION 4.

DIRECTORS

Section 4.1 Number. The authorized number of directors of the Corporation shall be fixed in accordance with the Certificate of Incorporation.

Section 4.2 Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board, except as may be otherwise provided by the Certificate of Incorporation or the DGCL.

Section 4.3 Terms. The terms of directors shall be as set forth in the Certificate of Incorporation.

Section 4.4 Vacancies; Newly Created Directorships. Vacancies and newly created directorships on the Board shall be filled as set forth in the Certificate of Incorporation, except as otherwise required by applicable law.

Section 4.5 Resignation. Any director may resign at any time by delivering such director’s notice in writing or by electronic transmission to the Board or the Secretary. Such resignation shall take effect at the time of delivery of the notice or at any later time specified therein. Acceptance of such resignation shall not be necessary to make it effective. When one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until such director’s successor shall have been duly elected and qualified or until such director’s earlier death, resignation or removal.

Section 4.6 Removal. Directors shall be removed as set forth in the Certificate of Incorporation.

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Section 4.7 Meetings.

(a) Regular Meetings. Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board may be held at any time or date and at any place, if any, within or outside of the State of Delaware that has been designated by the Board and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile or by electronic mail or other electronic means. No further notice shall be required for regular meetings of the Board.

(b) Special Meetings. Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board may be held at any time and place, if any, within or without the State of Delaware as designated and called by the Chairperson of the Board, the Chief Executive Officer or by a majority of the directors then in office.

(c) Meetings by Electronic Communications Equipment. Any member of the Board, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) Notice of Special Meetings. Notice of the time and place, if any, of all special meetings of the Board shall be given orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, or by electronic mail or other means of electronic transmission at least 24 hours before the date and time of the meeting. If notice is sent by U.S. mail, it shall be sent by first class mail, postage prepaid, at least three days before the date of the meeting. Neither the business to be transacted at, nor the purpose of, any special meeting of the Board need be specified in any such notice.

Section 4.8 Quorum and Voting.

(a) Except as otherwise required by the DGCL, the Certificate of Incorporation or the Bylaws, a quorum of the Board shall consist of a majority of the authorized number of directors fixed from time to time by the Board in accordance with the Certificate of Incorporation; provided, however, at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn the meeting to another time, without notice other than by announcement at the meeting.

(b) At each meeting of the Board at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by applicable law, the Certificate of Incorporation or the Bylaws.

Section 4.9 Action without Meeting. Unless otherwise restricted by the Certificate of Incorporation or the Bylaws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, such consent or consents shall be filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 4.10 Fees and Compensation. Unless otherwise restricted by the Certificate of Incorporation or the Bylaws, the Board, or any duly authorized committee thereof, shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.

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Section 4.11 Committees.

(a) Committees. The Board may, from time to time, appoint such committees as may be permitted by applicable law. Such committees appointed by the Board shall consist of one or more members of the Board and to the extent permitted by applicable law and provided in the resolution of the Board shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any Bylaw of the Corporation. Except as otherwise required by the DGCL, the Certificate of Incorporation or the Bylaws, a quorum of any committee of the Board shall consist of such number of directors as set forth in the charter of such committee approved by the Board.

(b) Term. The Board, subject to any requirements of any outstanding series of preferred stock and the provisions of subsection (a) of this Section 4.11, may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of such committee member’s death, such person’s resignation from the committee or on such date that the committee member, for any reason, is no longer a member of the Board. The Board may at any time for any reason remove any individual committee member and the Board may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member.

(c) Meetings. Unless the Board shall otherwise provide, regular meetings of any committee appointed pursuant to this Section 4.11 shall be held at such times and places, if any, as are determined by the Board, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at such place, if any, that has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place, if any, of such special meeting given in the manner provided for the giving of notice to members of the Board of the time and place, if any, of special meetings of the Board. Unless otherwise provided by the Board in the resolutions authorizing the creation of the committee, the presence of at least a majority of the members of the committee then serving shall be necessary to constitute a quorum unless the committee shall consist of one or two members, in which event one member shall constitute a quorum; and all matters shall be determined by the affirmative vote of a majority of the members present at a meeting of the committee at which a quorum is present.

Section 4.12 Duties of Chairperson of the Board. The Board shall elect from its ranks a Chairperson of the Board. The Chairperson of the Board shall perform such other duties customarily associated with the office and shall also perform such other duties and have such other powers, as the Board shall designate from time to time. The Chairperson of the Board, when present, shall preside at all meetings of the Board in accordance with Section 4.13.

Section 4.13 Organization. At every meeting of the directors, the Chairperson of the Board shall act as chairperson of the meeting. If a Chairperson has not been appointed or is absent, the Chief Executive Officer (if a director), or, if no Chief Executive Officer is then serving or the Chief Executive Officer is absent, the President (if a director), or, in the absence of any such person, a chairperson of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in the Secretary’s absence, any Assistant Secretary or other officer, director or other person directed to do so by the person presiding over the meeting, shall act as secretary of the meeting.

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SECTION 5.

OFFICERS

Section 5.1 Officers Designated. The officers of the Corporation shall include, if and when designated by the Board, the Chief Executive Officer, the President, the Secretary and the Treasurer. The Board may also appoint one or more Assistant Secretaries and Assistant Treasurers and such other officers and agents with such powers and duties as it shall deem appropriate or necessary. The Board may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the Corporation at any one time unless specifically prohibited therefrom by applicable law, the Certificate of Incorporation or the Bylaws.

Section 5.2 Tenure and Duties of Officers.

(a) General. All officers shall hold office at the pleasure of the Board and until their successors shall have been duly elected and qualified, subject to such officer’s earlier death, resignation or removal. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board or by a committee thereof to which the Board has delegated such responsibility or, if so authorized by the Board, by the Chief Executive Officer or another officer of the Corporation.

(b) Duties of Chief Executive Officer. The Chief Executive Officer shall preside, if a director, at all meetings of the Board, unless a Chairperson of the Board has been appointed and is present thereat. The Chief Executive Officer shall be the chief executive officer of the Corporation and, subject to the supervision, direction and control of the Board, shall have the general powers and duties of supervision, direction, management and control of the business and officers of the Corporation as are customarily associated with the position of Chief Executive Officer. To the extent that a Chief Executive Officer has been appointed and no President has been appointed, all references in the Bylaws to the President shall be deemed references to the Chief Executive Officer. The Chief Executive Officer shall perform other duties customarily associated with the office and shall also perform such other duties and have such other powers, as the Board shall designate from time to time.

(c) Duties of President. The President shall preside, if a director, at all meetings of the Board, unless a Chairperson of the Board or Chief Executive Officer has been appointed and is present and willing to act. Unless another officer has been appointed Chief Executive Officer of the Corporation, the President shall be the chief executive officer of the Corporation and, subject to the supervision, direction and control of the Board, shall have the general powers and duties of supervision, direction, management and control of the business and officers of the Corporation as are customarily associated with the position of chief executive officer. The President shall perform other duties customarily associated with the office and shall also perform such other duties and have such other powers, as the Board (or the Chief Executive Officer, if the Chief Executive Officer and President are not the same person and the Board has delegated the designation of the President’s duties to the Chief Executive Officer) shall designate from time to time.

(d) Duties of Secretary and Assistant Secretary. The Secretary shall attend all meetings of the stockholders and of the Board and shall record, or cause to be recorded, all acts, votes and proceedings thereof in the minute books of the Corporation. The Secretary shall give, or cause to be given, notice in conformity with the Bylaws of all meetings of the stockholders and of all meetings of the Board and any committee thereof requiring notice. The Secretary shall perform all other duties provided for in the Bylaws and other duties customarily associated with the office and shall also perform such other duties and have

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such other powers, as the Board or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time. The Chief Executive Officer, or if no Chief Executive Officer is then serving, the President may direct any Assistant Secretary or other officer to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties customarily associated with the office and shall also perform such other duties and have such other powers as the Board or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time.

(e) Duties of Treasurer and Assistant Treasurer. The Treasurer shall keep or cause to be kept the books of account of the Corporation in a thorough and proper manner and shall render statements of the financial affairs of the Corporation in such form and as often as required by the Board, the Chief Executive Officer or the President. The Treasurer, subject to the order of the Board, shall have the custody of all funds and securities of the Corporation. The Treasurer shall perform other duties customarily associated with the office and shall also perform such other duties and have such other powers as the Board or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time. The Chief Executive Officer, or if no Chief Executive Officer is then serving, the President may direct any Assistant Treasurer or other officer to assume and perform the duties of the Treasurer in the absence or disability of the Treasurer, and each Assistant Treasurer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time.

Section 5.3 Delegation of Authority. The Board may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 5.4 Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission to the Board, the Chairperson of the Board, the Chief Executive Officer, the President or the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the Corporation under any contract with the resigning officer.

Section 5.5 Removal. Any officer may be removed from office at any time, either with or without cause, by the Board, or by any duly authorized committee thereof or any officer upon whom such power of removal may have been conferred by the Board.

SECTION 6.

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 6.1 Execution of Corporate Instruments. The Board may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute, sign or endorse on behalf of the Corporation any corporate instrument or document, or to sign on behalf of the Corporation the corporate name without limitation, or to enter into contracts on behalf of the Corporation, except where otherwise provided by applicable law or the Bylaws, and such execution or signature shall be binding upon the Corporation.

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(a) All checks and drafts drawn on banks or other depositaries on funds to the credit of the Corporation or in special accounts of the Corporation shall be signed by such person or persons as the Board shall from time to time authorize so to do.

(b) Unless otherwise specifically determined by the Board or otherwise required by applicable law, the execution, signing or endorsement of any corporate instrument or document by or on behalf of the Corporation may be effected manually, by facsimile or (to the extent not prohibited by applicable law and subject to such policies and procedures as the Corporation may have in effect from time to time) by electronic signature.

(c) Unless authorized or ratified by the Board or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 6.2 Voting of Securities Owned by the Corporation. All stock and other securities of or interests in other corporations or entities owned or held by the Corporation for itself, or for other parties in any capacity, shall be voted, and all proxies and consents with respect thereto shall be executed, by the person authorized so to do by resolution of the Board, or, in the absence of such authorization, by the Chairperson of the Board, the Chief Executive Officer, or the President.

SECTION 7.

SHARES OF STOCK

Section 7.1 Form and Execution of Certificates. The shares of the Corporation shall be represented by certificates, or shall be uncertificated if so provided by resolution or resolutions of the Board. Certificates for the shares of stock of the Corporation, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the Corporation represented by certificates shall be entitled to have a certificate signed by or in the name of the Corporation by any two authorized officers of the Corporation (including, without limitation, the Chairperson of the Board, the Chief Executive Officer, the President, the Treasurer, any Assistant Treasurer, the Secretary and any Assistant Secretary), certifying the number, and the class or series, of shares owned by such holder in the Corporation in certificated form. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

Section 7.2 Lost Certificates. The Corporation may issue a new certificate or certificates or uncertificated shares in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The Corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner’s legal representative, to give the Corporation a bond (or other adequate security) sufficient to indemnify the Corporation against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed or the issuance of such new certificate(s) or uncertificated shares.

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Section 7.3 Transfers.

(a) Transfers of record of shares of stock of the Corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and, in the case of stock represented by certificate, upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes or series owned by such stockholders in any manner not prohibited by the DGCL.

Section 7.4 Fixing Record Dates.

(a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, subject to applicable law, not be more than 60 nor less than ten days before the date of such meeting. If the Board so fixes a record date for determining the stockholders entitled to notice of any meeting of stockholders, such date shall also be the record date for determining the stockholders entitled to vote at such meeting, unless the Board determines, at the time it fixes the record date for determining the stockholders entitled to notice of such meeting, that a later date on or before the date of the meeting shall be the record date for determining the stockholders entitled to vote at such meeting. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determining the stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determining the stockholders entitled to vote in accordance with the provisions of this Section 7.4(a).

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating to such action.

Section 7.5 Lock-Up.

(a) Subject to Section 7.5(b), the holders (the “Lock-Up Holders”) of shares of Common Stock (i) issued as consideration pursuant to that certain Agreement and Plan of Merger and Reorganization, dated on or about September 8, 2025, by and among the Corporation, AH Merger Sub I, Inc., a Delaware corporation, AH Merger Sub II, LLC, a Delaware limited liability company, and ColdQuanta, Inc., a Delaware corporation (the “Merger Agreement”), (ii) issued upon the settlement or exercise of stock options, restricted stock awards or other equity awards assumed by the Corporation pursuant to the Merger Agreement, or (iii) otherwise held by Churchill Sponsor X LLC (“Sponsor”), the officers or directors of Sponsor or the Corporation, or its and their respective affiliates as of the date hereof (such shares referred to in this Section 7.5(a)(i)-(iv), the “Lock-Up Shares”) may not Transfer any Lock-Up Shares during the Lock-Up Period (the “Lock-Up”).

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(b) Notwithstanding the provisions set forth in Section 7.5(a), the Lock-Up Holders or their respective Permitted Transferees may Transfer the Lock-Up Shares during the Lock-Up Period (i) as a bona fide gift or charitable contribution; (ii) to a trust, or other entity formed for estate planning purposes for the primary benefit of the spouse, domestic partner, parent, sibling, child or grandchild of such Lock-Up Holder or any other natural person with whom such Lock-Up Holder has a relationship by blood, marriage or adoption not more remote than first cousin; (iii) by will or intestate succession upon the death of the Lock-Up Holder; (iv) pursuant to a qualified domestic order, court order or in connection with a divorce settlement, or any legal, regulatory or other order; (v) if such Lock-Up Holder is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that controls, is controlled by or is under common control or management with the Lock-Up Holder, or (B) to partners, limited liability company members or stockholders of the Lock-Up Holder, including, for the avoidance of doubt, where the Lock-Up Holder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership; (vi) if such Lock-Up Holder is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (vii) to a nominee or custodian of a person or entity to whom a disposition or Transfer would be permissible under clauses (i) through (vi) of this Section 7.5(b); (viii) as a pledge or other grant of a security interest in Lock-Up Shares to one or more financial or lending institutions as collateral or security in connection with any bona fide loans, advances or extensions of credit or debt transaction (or enforcement thereunder) entered into by the Lock-Up Holder or any of its affiliates, or any refinancings thereof, and any Transfers of such Lock-Up Shares upon foreclosure thereof, so long as the applicable Transferee agrees in writing to be bound by the restrictions set forth herein; (ix) pursuant to a bona fide third-party tender offer, merger, stock sale, recapitalization, consolidation or other transaction involving a change in control of the Corporation; provided, however, that if such tender offer, merger, stock sale, recapitalization, consolidation or other such transaction is not completed, the Lock-Up Shares shall remain subject to the Lock-Up; (x) the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the 1934 Act; provided, however, that such plan does not provide for the Transfer of Lock-Up Shares during the Lock-Up Period; (xi) to the Corporation in connection with the repurchase of such Lock-Up Holder’s shares in connection with the termination of the Lock-Up Holder’s employment with the Corporation or any subsidiary of the Corporation pursuant to contractual agreements with the Corporation; (xii) to satisfy tax withholding obligations in connection with the exercise of options to purchase shares of Common Stock of the Corporation or the vesting or settlement of stock-based awards of the Corporation; (xiii) in payment on a “net exercise” or “cashless” basis of the exercise or purchase price with respect to the exercise of options to purchase shares of Common Stock; or (xiv) from and after the occurrence of a Triggering Event.

(c) In order to enforce this Section 7.5, the Corporation may impose stop transfer instructions with respect to the Lock-Up Shares until the end of the Lock-Up Period.

(d) Notwithstanding the other provisions set forth in this Section 7.5, the Board (including, for the avoidance of doubt and to the fullest extent permitted by law, a duly authorized committee thereof) may, in its sole discretion, determine to waive, amend, or repeal the Lock-Up obligations set forth herein; provided that, for so long as at least one director designated by Sponsor is then serving on the Board, any decision by the Board (or such committee) to waive, amend, or repeal the Lock-Up obligations set forth herein shall include the affirmative vote or consent of at least one director designated by Sponsor.

(e) For purposes of this Section 7.5,

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(i) “Common Stock” means the common stock, par value $0.0001 per share, of the Corporation;

(ii) “Lock-Up Period” means the period beginning on the closing date of the merger transactions contemplated by the Merger Agreement and ending on the date that is one hundred eighty (180) days thereafter;

(iii) “Permitted Transferees” means any person or entity to whom such Lock-Up Holder is permitted to Transfer shares of Common Stock prior to the expiration of the Lock-Up Period pursuant to Section 7.5(b)(i)-(xii);

(iv) “Transfer” means to (A) exchange, transfer, assign, lend, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the 1934 Act with respect to, any security, or any right or interest therein, (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (C) publicly announce any intention to effect any transaction specified in clause (A) or (B);

(v) “Triggering Event” means the VWAP of the Corporation’s Common Stock is at any time greater than or equal to $12.00 over any fifteen (15) trading days within any one hundred eighty (180) trading day period (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to the Corporation’s Common Stock); and

(vi) “VWAP” means for any security as of any trading day means the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during such trading day beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average). If the foregoing does not apply, “VWAP” shall mean the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during such trading day beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg. If no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, “VWAP” shall mean the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc for such trading day. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such shall be the fair market value per share on such day as reasonably determined by the Board (including for the avoidance of doubt a duly authorized committee thereof).

Section 7.6 Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

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Section 7.7 Additional Powers of the Board. In addition to, and without limiting, the powers set forth in the Bylaws, the Board shall have power and authority to make all such rules and regulations as it shall deem expedient concerning the issue, transfer, and registration of certificates for shares of stock of the Corporation, including the use of uncertificated shares of stock, subject to the provisions of the DGCL, other applicable law, the Certificate of Incorporation and the Bylaws. The Board may appoint and remove transfer agents and registrars of transfers, and may require all stock certificates to bear the signature of any such transfer agent and/or any such registrar of transfers.

SECTION 8.

OTHER SECURITIES OF THE CORPORATION

Section 8.1 Execution of Other Securities. All bonds, debentures and other corporate securities of the Corporation, other than stock certificates (covered in Section 7.1), may be signed by the Chairperson of the Board, the Chief Executive Officer, or the President, or such other person as may be authorized by the Board; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the Corporation or such other person as may be authorized by the Board, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the Corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the Corporation.

SECTION 9.

DIVIDENDS

Section 9.1 Declaration of Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board. Dividends may be paid in cash, in property, or in shares of capital stock or other securities of the Corporation, subject to the provisions of the Certificate of Incorporation and applicable law.

Section 9.2 Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board from time to time, in its absolute discretion, determines proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose or purposes as the Board shall determine to be conducive to the interests of the Corporation, and the Board may modify or abolish any such reserve in the manner in which it was created.

SECTION 10.

FISCAL YEAR

Section 10.1 Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.

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SECTION 11.

INDEMNIFICATION

Section 11.1 Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents.

(a) Directors and Executive Officers. The Corporation shall indemnify to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), any person who was or is made or is threatened to be made a party or is otherwise involved in a Proceeding, by reason of the fact that such person is or was a director or executive officer (for the purposes of this Section 11.1, “executive officer” has the meaning defined in Rule 3b-7 promulgated under the 1934 Act) of the Corporation, or while serving as a director or executive officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, whether the basis of such Proceeding is alleged action in an official capacity as a director or executive officer or in any other capacity while serving as a director or executive officer, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection therewith; provided, however, that the Corporation will not be required to indemnify or advance expenses to any director or executive officer in connection with any Proceeding (or part thereof) initiated by such person unless (i) the Proceeding (or part thereof) was authorized by the Board or (ii) the Proceeding (or part thereof) is initiated to enforce rights to indemnification or advancement of expenses as provided under subsection (d) of this Section 11.1 or is a compulsory counterclaim brought by such person.

Any reference to an officer of the Corporation in this Section 11.1 shall be deemed to refer exclusively to the Chief Executive Officer, President, Secretary, Treasurer and any other officer of the Corporation appointed by the Board pursuant to Section 5 of these Bylaws, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors or equivalent governing body of such other entity pursuant to the certificate of incorporation and bylaws or equivalent organizational documents of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The fact that any person who is or was an employee of the Corporation or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, but not an officer thereof as described in the preceding sentence, has been given or has used the title of “Vice President” or any other title that could be construed to suggest or imply that such person is or may be such an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such person being constituted as, or being deemed to be, such an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for purposes of this Section 11.1.

(b) Other Officers, Employees and Other Agents. The Corporation shall have power to indemnify and advance expenses to its other officers, employees and other agents to the fullest extent permitted by the DGCL.

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(c) Expenses. The Corporation shall advance to any current or former director or executive officer of the Corporation, or to any person, who while serving as a director or executive officer of the Corporation, is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, prior to the final disposition of the Proceeding, promptly following request therefor, all expenses incurred by such person in defending (or participating as a witness in) any Proceeding referred to in Section 11.1(a), or in connection with a Proceeding (or part thereof) brought to establish or enforce a right to indemnification or advancement of expenses under subsection (d) of this Section 11.1, provided, however, that any advancement of expenses incurred by a current or former director or executive officer in such director’s or executive officer’s capacity as a director or executive officer will be made only upon delivery to the Corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it is ultimately determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified or entitled to advancement for such expenses under this Section 11.1 or otherwise.

(d) Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to current and former directors and executive officers under this Section 11.1 will be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Corporation and such director or executive officer. Any right to indemnification or advancement of expenses granted by this Section 11.1 to a current or former director or executive officer will be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advancement of expenses is denied, in whole or in part, (ii) no disposition of a claim for indemnification is made within 60 days of request therefor, or (iii) no disposition of a claim for an advance is made within 30 days of request therefor.

The indemnitee in such enforcement action, if successful in whole or in part, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, will be entitled to be paid also the expense of prosecuting or defending the claim to the fullest extent permitted by the DGCL.

In (i) any suit brought to enforce a right to indemnification hereunder (but not in a suit brought to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the DGCL.

Neither the failure of the Corporation (including its Board, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because such person has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board, independent legal counsel or its stockholders) that the indemnitee has not met such applicable standard of conduct, will be a defense to the action or create a presumption that the indemnitee has not met the applicable standard of conduct. In any suit brought by a current or former director or executive officer to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the director or executive officer is not entitled to be indemnified, or to such advancement of expenses, under this Section 11.1 or otherwise is on the Corporation.

(e) Non-Exclusivity of Rights. The rights conferred on any person by this Section 11.1 are not exclusive of any other right that such person may have or hereafter acquire under any applicable law, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL.

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(f) Survival of Rights. The rights conferred on any person by this Section 11.1 will continue as to a person who has ceased to be a director or executive officer and will inure to the benefit of the heirs, executors and administrators of such a person.

(g) Insurance. To the fullest extent permitted by the DGCL, the Corporation may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Section 11.1.

(h) Amendments. Any repeal or modification of this Section 11.1 is only prospective and does not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any Proceeding against any current or former director or executive officer of the Corporation.

(i) Saving Clause. If this Section 11 or any portion hereof is invalidated on any ground by any court of competent jurisdiction, then the Corporation will nevertheless indemnify and advance expenses to each director and executive officer to the full extent not prohibited by any applicable portion of this Section 11 that has not been invalidated, or by any. If this Section 11 is invalid due to the application of the indemnification and advancement provisions of another jurisdiction, then the Corporation will indemnify and advance expenses to each director and executive officer to the full extent under applicable law.

(j) Certain Definitions. For the purposes of this Section 11, the following definitions apply:

(i) The term “Proceeding” is to be broadly construed and includes, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(ii) The term “expenses” is to be broadly construed and includes, without limitation, court costs, attorneys’ fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(iii) The term the “Corporation” includes, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger that, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, stands in the same position under the provisions of this Section 11 with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(iv) References to “fines” include any excise taxes assessed on a person with respect to an employee benefit plan.

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SECTION 12.

NOTICES

Section 12.1 Notices.

(a) Notice to Stockholders. Notice to stockholders of stockholder meetings shall be given as provided in Section 3.4. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by applicable law, notice to stockholders for purposes other than stockholder meetings may be sent by U.S. mail or courier service, facsimile or by electronic mail or other means of electronic transmission in accordance with Section 232 of the DGCL.

(b) Notice to Directors. Any notice required to be given to any director may be given by the method stated in subsection (a) or as otherwise provided in the Bylaws, with notice other than one that is delivered personally to be sent to such address or electronic mail address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known address or electronic mail address of such director.

(c) Affidavit of Mailing. An affidavit of notice, executed by a duly authorized and competent employee of the Corporation or its transfer agent appointed with respect to the class of stock affected, or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) Methods of Notice. It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e) Notice to Person with Whom Communication is Unlawful. Whenever notice is required to be given, under applicable law or any provision of the Certificate of Incorporation or Bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f) Notice to Stockholders Sharing an Address. Except as otherwise prohibited under the DGCL, any notice given under the provisions of the DGCL, the Certificate of Incorporation or the Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent shall have been deemed to have been given if such stockholder fails to object in writing to the Corporation within 60 days of having been given notice by the Corporation of its intention to send the single notice. Any consent shall be revocable by the stockholder by written notice to the Corporation.

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(g) Waiver. Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or the Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or the Bylaws.

SECTION 13.

AMENDMENTS

Section 13.1 Amendments. Subject to the limitations set forth in Section 11.1(h) or the Certificate of Incorporation, the Board is expressly empowered to adopt, amend or repeal the Bylaws of the Corporation. The stockholders also shall have power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by the Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock (as defined in the Certificate of Incorporation)), such action by stockholders shall require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote thereon, voting together as a single class.

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Exhibit C

September 8, 2025

Churchill Capital Corp X

640 Fifth Avenue, 14th Floor

New York, NY 10019

Re:	Sponsor Agreement

Ladies and Gentlemen:

This letter (this “Sponsor Agreement”) is being delivered to you in connection with that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated as of the date hereof, by and among Churchill Capital Corp X, a Cayman Islands exempted company (which shall transfer by way of continuation and domesticate as a Delaware corporation prior to the Closing) (“SPAC”), AH Merger Sub I, Inc., a Delaware corporation and direct, wholly owned subsidiary of SPAC (“Merger Sub I”), AH Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly-owned Subsidiary of SPAC (“Merger Sub II” and together with Merger Sub I, “Merger Subs”) and ColdQuanta, Inc., a Delaware corporation (the “Company”), and hereby amends and restates in its entirety that certain letter agreement, dated May 13, 2025, from each of the persons undersigned thereto to SPAC (as may be amended from time to time, the “Prior Letter Agreement”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

Churchill Sponsor X LLC, a Cayman Islands limited liability company (the “Sponsor”) and each of the undersigned individuals, each of whom is a member of SPAC’s board of directors and/or management team, which parties, for the avoidance of doubt, include all parties to the Prior Letter Agreement (each of the undersigned individuals, an “Insider”, and collectively, the “Insiders”) are currently, and as of immediately prior to the Closing (including following the Domestication (as defined in the Merger Agreement)) will be, the record owners of the SPAC Capital Stock set forth across such Person’s name on Annex A hereto.

In order to induce (i) the Company and the Underwriters to enter into the Underwriting Agreement and to proceed with the Public Offering and (ii) induce the Company, SPAC and Merger Subs to enter into the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Sponsor and each of the Insiders hereby severally (and not jointly or jointly and severally), agrees with SPAC and, at all times prior to any valid termination of the Merger Agreement, the Company as follows:

1. The Sponsor and each Insider hereby unconditionally and irrevocably agrees: (i) that at any duly called meeting of the stockholders of SPAC (or any adjournment or postponement thereof), and in any action by written consent or written resolutions of the stockholders of SPAC requested by SPAC’s board of directors or undertaken as contemplated by the Transactions, the Sponsor and each such Insider shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause all of its, his or her shares of SPAC Capital Stock to be counted as present thereat for purposes of establishing a quorum, and shall vote or consent (or cause to be voted or consented), in person or by proxy, all of its, his or her shares of SPAC Capital Stock (a) in favor of the adoption and approval of the Merger Agreement and approval of the Transactions and all other SPAC Stockholder Matters (and any actions required in furtherance thereof), (b) if applicable, in favor of waiving any and all anti-dilution rights the Sponsor may hold pursuant to Existing SPAC Governing Documents, (c) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant, obligation or agreement of SPAC contained in the Merger Agreement, (d) in favor of any proposal to adjourn or postpone the applicable stockholder meeting to a later date if (and only if) (1) there are not sufficient votes to approve and adopt any of the matters described in clause (a) above on the dates on which such meetings are held or proposed to be held or (2) the condition to the Company’s obligation to consummate or cause to be consummated the Transactions pursuant to Section 10.03(d) of the Merger Agreement regarding Available Closing SPAC Cash (the “Minimum Cash Condition”) has not been satisfied, and (e) against the following actions or proposals: (1) any Business Combination Proposal or any proposal in opposition to approval of the Merger Agreement or in competition with or inconsistent with the Merger Agreement and (2) (A) any change in the dividend policy or present capitalization of SPAC or any amendment of the Existing SPAC Governing Documents, the SPAC Charter Upon Domestication or the SPAC Bylaws Upon Domestication, except (x) as contemplated by clause (a) above or (y) to the extent expressly contemplated by the Merger Agreement, (B) any liquidation, dissolution or other change in SPAC’s corporate structure or business (other than as may be proposed pursuant to an extension proxy), (C) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any material respect of any representation, warranty, covenant, obligation or agreement of the Sponsor or any Insider under this Sponsor Agreement, or (D) any other action or proposal involving SPAC or any of its subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions (excluding, for the avoidance of doubt, any action taken in connection with any valid action taken by SPAC to terminate the Merger Agreement in accordance with the terms thereof), (ii) not to redeem, elect to redeem or tender or submit any SPAC Common Shares owned by it, him or her for redemption in connection with any of the stockholder approvals or proposals described in clause (i) above, or in connection with any vote to amend the Existing SPAC Governing Documents, the SPAC Charter Upon Domestication or the SPAC Bylaws Upon Domestication and (iii) in favor of the appointment or election of the individual(s) nominated for election in the Registration Statement in accordance with Section 8.09 of the Merger Agreement to the board of directors of SPAC. Prior to any valid termination of the Merger Agreement, (x) the Sponsor and each Insider shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary subject to and under applicable Law to consummate the Transactions on the terms and subject to the conditions set forth therein and (y) the Sponsor and each Insider shall be bound by and comply with Sections 9.04 (Exclusivity) and 9.06 (Confidentiality; Publicity) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if (1) such Person was an original signatory to the Merger Agreement with respect to such provisions, and (2) the references to the “SPAC” contained in such provisions also referred to such Person. Following the valid termination of the Merger Agreement, the Sponsor and each Insider agree that if SPAC seeks shareholder approval of any other proposed Business Combination, then in connection with such proposed Business Combination, it, he or she shall (i) vote all Founder Shares and any shares acquired by it, him or her in the Public Offering or the secondary public market in favor of such proposed Business Combination, except that it, he or she shall not vote any SPAC Common Shares that it, he or she purchased after SPAC publicly announces its intention to engage in such proposed Business Combination for or against such proposed Business Combination and (ii) not redeem any SPAC Common Shares owned by it, him or her in connection with such shareholder approval. If SPAC seeks to consummate a proposed Business Combination by engaging in a tender offer, the Sponsor and each Insider agrees that it, he or she will not sell or tender any SPAC Common Shares owned by it, him or her in connection therewith. The obligations of the Sponsor and the Insiders specified in this paragraph 1 shall apply whether or not the Mergers, any of the Transactions or any action described above is recommended by SPAC’s board of directors.

2. The Sponsor and each Insider hereby agrees that in the event that SPAC fails to consummate a Business Combination by May 15, 2027 (or August 15, 2027 if SPAC has executed a letter of intent, agreement in principle or definitive agreement for an initial Business Combination by May 15, 2027), or such later period approved by SPAC’s shareholders in accordance with SPAC’s amended and restated memorandum and articles of association, as may be amended from time to time (the “Memorandum

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and Articles”), or, solely following the valid termination of the Merger Agreement, by such earlier liquidation date as SPAC’s board of directors may approve, the Sponsor and each Insider shall take all reasonable steps to cause SPAC to (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten (10) Business Days thereafter, subject to lawfully available funds therefor, redeem 100% of the SPAC Common Shares sold as part of the Units in the Public Offering (the “Offering Shares”), at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to SPAC to pay its taxes (net of amounts withdrawn to fund SPAC’s working capital requirements, subject to an annual limit of $1,000,000 and taxes payable (“Permitted Withdrawals”) and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Offering Shares, which redemption will completely extinguish the Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable Law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of SPAC’s remaining shareholders and SPAC’s board of directors, dissolve and liquidate, subject in each case to SPAC’s obligations under Cayman Islands Law prior to the Domestication and Delaware Law following the Domestication to provide for claims of creditors and other requirements of applicable Law. The Sponsor and each Insider agree to not propose any amendment (a) to the Memorandum and Articles that would affect the substance or timing of SPAC’s obligation to redeem 100% of the Offering Shares if SPAC does not complete a Business Combination within such time as is prescribed in the Memorandum and Articles or (b) with respect to any other provision relating to the rights of holders of SPAC Common Shares or pre-initial business combination activity, unless SPAC provides its Public Shareholders with the opportunity to redeem their Offering Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and net of Permitted Withdrawals, divided by the number of then outstanding Offering Shares.

The Sponsor and each Insider acknowledges that it, he or she will not be entitled to rights to liquidating distributions from the Trust Account with respect to any Founder Shares or Private Placement Units held by it, him or her if SPAC fails to complete a Business Combination within such time as is described in the Memorandum and Articles; although it, he or she will be entitled to liquidating distributions from the Trust Account with respect to any public shares it, he or she holds if SPAC fails to complete a Business Combination within the time as is prescribed in the Memorandum and Articles. The Sponsor and each Insider hereby further acknowledge that it, he or she will not be entitled to (a) redemption rights with respect to any Founder Shares and public shares held by it, him or her, in connection with the consummation of a Business Combination, or (b) redemption rights with respect to Founder Shares and public shares held by it, him or her in connection with a shareholder vote to amend the Memorandum and Articles (A) in a manner that would affect the substance or timing of SPAC’s obligation to redeem 100% of SPAC’s public shares if SPAC does not complete a Business Combination within such time as is prescribed in the Memorandum and Articles or (B) with respect to any other provision relating to the rights of holders of SPAC Common Shares or pre-initial Business Combination activity.

3. Without limiting their obligations under paragraph 7 below, during the period commencing on the date hereof and ending on the earlier of (a) the valid termination of the Merger Agreement and (b) the Closing, the Sponsor and each Insider shall not, without the prior written consent of the Company, Transfer any shares of SPAC Capital Stock or any securities convertible into, or exercisable, or exchangeable for, SPAC Common Shares owned by it, him or her, except for: (A) in the case of an individual, transfers by gift to a member of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family, or to a charitable trust; (B) in the case of an individual, transfers by virtue of laws of descent and distribution upon death of such individual; (C) in the case of an individual, transfers to such individual’s spouse pursuant to a qualified domestic relations order; (D) transfers to the Sponsor or to any Insider; and (E) transfers by the Sponsor to its members and such

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members’ respective members; provided that such members shall agree in writing to SPAC and the Company that the securities so distributed to them will continue to be subject to the applicable obligations under this Sponsor Agreement; provided, further, that any other permitted transferees must enter into a written agreement with SPAC and the Company agreeing to be bound by the obligations herein. In the event that (i) any shares of SPAC Capital Stock or other equity securities of SPAC are issued to the Sponsor or any Insider after the date hereof pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of SPAC Capital Stock of, on or affecting the shares of SPAC Capital Stock owned by the Sponsor or any Insider or otherwise, (ii) the Sponsor or any Insider purchases or otherwise acquires or receives beneficial ownership of any shares of SPAC Capital Stock or other equity securities of SPAC after the date hereof or (iii) the Sponsor or any Insider acquires the right to vote or share in the voting of any shares of SPAC Capital Stock or other equity securities of SPAC after the date hereof (such shares of SPAC Capital Stock or other equity securities of SPAC described in clauses (i), (ii), and (iii), the “New SPAC Shares”), then such New SPAC Shares acquired or purchased by the Sponsor or any Insider shall be subject to the terms of this paragraph 3 and paragraph 1 above to the same extent as if they constituted the SPAC Capital Stock owned by the Sponsor or any Insider as of the date hereof.

4. To the fullest extent permitted by applicable Law, SPAC hereby agrees to defend, indemnify, hold harmless and exonerate (including the advancement of expenses to the fullest extent permitted by applicable Law) the Sponsor and its members (present and former), managers and Affiliates and their respective present and former officers and directors (each, a “Sponsor Indemnitee”) from any and all costs, fees, expenses, judgments, liabilities, fines, penalties, reasonable attorneys’ fees and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such costs, fees, expenses, judgments, liabilities, fines, penalties and amounts paid in settlement) actually, and reasonably, incurred by a Sponsor Indemnitee or on a Sponsor Indemnitee’s behalf in connection with any threatened, pending or completed action, suit, arbitration, mediation, alternate dispute resolution mechanism, investigation, inquiry, hearing or any other actual, threatened or completed proceeding instituted by SPAC or any third party, whether civil, criminal, administrative or investigative in nature, in respect of any investment opportunities sourced by a Sponsor Indemnitee for SPAC or any liability arising with respect to a Sponsor Indemnitee’s activities in connection with the affairs of SPAC (in each case to the extent that such indemnification, hold harmless and exoneration obligations with respect to such matters are not expressly covered by a separate written agreement between SPAC and the applicable Sponsor Indemnitee); provided, that in no event shall a Sponsor Indemnitee be entitled to be indemnified or held harmless hereunder in respect of any costs, fees, expenses, judgments, liabilities, fines, penalties and amounts paid in settlement (if any) that a Sponsor Indemnitee may incur by reason of such person’s own actual fraud or intentional misconduct; provided, further, that, for the avoidance of doubt, under no circumstance shall a Sponsor Indemnitee have a claim to any monies or assets held in the Trust Account, and SPAC shall not be permitted to procure monies or assets held in the Trust Account for the satisfaction of its obligations to any Sponsor Indemnitee in respect of the indemnification provided hereunder. The Sponsor Indemnitees shall be third-party beneficiaries of this paragraph 4.

5. In the event of the liquidation of the Trust Account, the Sponsor (which for purposes of clarification shall not extend to any officer, member or manager of the Sponsor) agrees to indemnify and hold harmless SPAC against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all legal or other expenses reasonably incurred in investigating, preparing or defending against any litigation, whether pending or threatened, or any claim whatsoever) to which SPAC may become subject as a result of any claim by (i) any third party (other than SPAC’s independent public accountants) for services rendered or products sold to SPAC or (ii) any prospective target business with which SPAC has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement (a “Target”); provided, however, that such indemnification of SPAC by the Sponsor shall apply only to the extent necessary to ensure that such claims by a third party for services rendered (other than SPAC’s independent public accountants) or products sold to SPAC or a Target do not reduce

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the amount of funds in the Trust Account to below (A) $10.00 per share of the Offering Shares or (B) such lesser amount per share of the Offering Shares held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case including interest earned on the funds held in the Trust Account and net of Permitted Withdrawals, except as to any claims by a third party or Target that executed an agreement waiving claims against and all rights to seek access to the Trust Account whether or not such agreement is enforceable. In the event that any such executed waiver is deemed to be unenforceable against such third party, the Sponsor shall not be responsible for any liability as a result of any such third-party claims. Notwithstanding any of the foregoing, such indemnification of the Company by the Sponsor shall not apply as to any claims under the Company’s obligation to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Sponsor shall have the right to defend against any such claim with counsel of its choice reasonably satisfactory to SPAC if, within fifteen (15) days following written receipt of notice of the claim to the Sponsor, the Sponsor notifies SPAC in writing that it shall undertake such defense.

6. The Sponsor and each Insider hereby agrees and acknowledges that: (i) each of the Underwriters, SPAC and, prior to any valid termination of the Merger Agreement, the Company, would be irreparably injured in the event of a breach by such Sponsor or Insider of its, his or her obligations under paragraphs 1, 2, 3, 5, 7(a), 7(b), 8 and 12, as applicable, of this Sponsor Agreement (with respect to the Underwriters, only such provisions as were contained in the Prior Letter Agreement), (ii) monetary damages may not be an adequate remedy for such breach and (iii) the non-breaching party shall be entitled to injunctive relief, in addition to any other remedy that such party may have in Law or in equity, in the event of such breach. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this and to enforce specifically the terms and provisions of this Agreement in accordance with this paragraph 6 shall not be required to provide any bond or other security in connection with any such injunction.

7. Transfer Restrictions.

(a) Subject to the exceptions set forth herein, in the event that the Closing does not occur for any reason (including, without limitation, as a result of the valid termination of the Merger Agreement), the Sponsor and each Insider agrees not to Transfer any (i) any Founder Shares (or SPAC Common Shares issuable upon conversion thereof) until the earlier of (A) six (6) months after the date of the consummation of a Business Combination and (B) subsequent to a Business Combination, the date on which SPAC consummates a subsequent liquidation, merger, share exchange or other similar transaction which results in all of SPAC’s shareholders having the right to exchange their SPAC Common Shares for cash, securities or other property and (ii) any Private Placement Units (including the underlying private placement warrants, SPAC Common Shares, and the SPAC Common Shares issuable upon exercise of the private placement warrants) held by it, he or she until thirty (30) days after the completion of a Business Combination.

(b) Notwithstanding the provisions set forth in paragraphs 3 and 7(a), but subject to the provisions set forth in paragraph 7(c), upon the valid termination of the Merger Agreement, the following Transfers of the Founder Shares (including the SPAC Common Shares issued or issuable upon the conversion of the Founder Shares), the Private Placement Shares, the Private Placement Units (including the underlying private placement warrants or SPAC Common Shares, and the SPAC Common Shares issuable upon exercise of the private placement warrants) that are held by the Sponsor, any Insider or any of their permitted transferees, as applicable (that have complied with any applicable requirements of this paragraph 7(b)), are permitted: (A) to SPAC’s officers or directors, any Affiliates or family members of any of SPAC’s officers or directors, the Sponsor, any members of the Sponsor or their Affiliates or any

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Affiliates of the Sponsor; (B) in the case of an individual, transfers by gift to members of the individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an Affiliate of such person or to a charitable organization; (C) in the case of an individual, transfers by virtue of laws of descent and distribution upon death of the individual; (D) in the case of an individual, transfers pursuant to a qualified domestic relations order; (E) by virtue of the laws of or the Sponsor’s operating agreement upon dissolution of the Sponsor; (F) by private sales or transfers made in connection with the consummation of a Business Combination at prices no greater than the price at which the securities were originally purchased; (G) transfers in the event of SPAC’s liquidation prior to the completion of an initial Business Combination; (H) in the event of SPAC’s completion of a liquidation, merger, stock exchange, reorganization or other similar transaction which results in all of SPAC’s public stockholders having the right to exchange their SPAC Common Shares for cash, securities or other property, subsequent to the completion of an initial Business Combination; (I) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (A) through (H) above; provided, however, that, in the case of clauses (A) through (F) and (I), these permitted transferees must enter into a written agreement with SPAC agreeing to be bound by these transfer restrictions herein and the other restrictions contained in this Sponsor Agreement (including provisions relating to voting, the Trust Account and liquidating distributions).

(c) Vesting Provisions. The Sponsor agrees that, as of the Closing, 1,500,000 of the Founder Shares or SPAC Common Shares issued or issuable upon the exercise or conversion of the Founder Shares as identified on Annex A as “Vesting Founder Shares” shall be unvested and shall be subject to the vesting and forfeiture provisions set forth in this paragraph 7(c). The Sponsor agrees that it shall not (and will cause its Affiliates not to) Transfer any unvested Founder Shares or SPAC Common Shares issued or issuable upon the conversion of the unvested Founder Shares prior to the later of (x) the expiration of the applicable lock-up described in paragraph 7(a), and (y) the date such Founder Shares or SPAC Common Shares become vested pursuant to this paragraph 7(c). For the avoidance of doubt, it is acknowledged and agreed that the Private Placement Shares shall not be subject to the provisions of this paragraph 7(c).

(i) Vesting Schedule.

(1) 1,500,000 of the Founder Shares or SPAC Common Shares issued or issuable upon the conversion of the Founder Shares owned by the Sponsor as of the Closing and identified on Annex A as “Vesting Founder Shares” shall vest on the occurrence of a Triggering Event (the “Vesting Date”); provided, however, that if the Vesting Date occurs on or after the date that is five (5) years after the Closing Date, such Founder Shares shall not vest.

(2) Founder Shares identified on Annex A as “Vesting Founder Shares” that do not vest in accordance with this paragraph 7(c)(i) on or before the date that is five (5) years after the Closing Date will be automatically forfeited for no additional consideration immediately following the five-year anniversary of the Closing Date.

(ii) Acceleration of Vesting Upon a Change in Control. In the event of a Change in Control prior to the fifth anniversary of the Closing Date, the vesting of unvested Founder Shares or SPAC Common Shares issued or issuable upon the conversion of the unvested Founder Shares shall be accelerated or the unvested Founder Shares or SPAC Common Shares issued or issuable upon the conversion of the unvested Founder Shares will be forfeited, as follows:

(1) With respect to the unvested Founder Shares (or SPAC Common Shares issuable or issued upon conversion thereof) that were eligible to vest pursuant to paragraph 7(c)(i)(1), (A) such Founder Shares (or SPAC Common Shares issuable or issued upon conversion thereof) will fully vest as of immediately prior to the closing of such Change in Control if such Change in Control constitutes a Triggering Event and (B) no portion of such Founder Shares (or SPAC Common Shares issuable or issued upon conversion thereof) will vest in connection with such Sale if such Change in Control does not constitute a Triggering Event.

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(2) Unvested Founder Shares (or SPAC Common Shares issuable or issued upon conversion thereof) that do not vest in accordance with this paragraph 7(c)(ii) upon the occurrence of a Change in Control will be forfeited immediately prior to the closing of such Change in Control.

(3) For avoidance of doubt, following a transaction or business combination that is not a Change in Control, the equitable adjustment provisions of paragraph 20 shall apply, including, without limitation, to performance vesting criteria.

(4) Holders of Founder Shares or SPAC Common Shares issued or issuable upon the conversion of the Founder Shares subject to the vesting provisions of this paragraph 7(c) shall be entitled to vote such Founder Shares or SPAC Common Shares and receive dividends and other distributions with respect to such Founder Shares or SPAC Common Shares prior to vesting; provided that dividends and other distributions with respect to Founder Shares or SPAC Common Shares issued or issuable upon the conversion of the Founder Shares that are subject to vesting pursuant to paragraph 7(c)(i) shall be set aside by SPAC and shall only be paid to such holders upon the vesting of such Founder Shares or SPAC Common Shares (if at all); for the avoidance of doubt, (A) such dividends and other distributions shall be paid only on the portion of the unvested Founder Shares or SPAC Common Shares issued or issuable upon the conversion of the Founder Shares that vest and (B) if any dividends or other distributions with respect to Founder Shares or SPAC Common Shares issued or issuable upon the conversion of the Founder Shares that are subject to vesting pursuant to paragraph 7(c)(i) are set aside and such Founder Shares or SPAC Common Shares are subsequently forfeited, such set aside dividends or distributions shall become the property of SPAC.

(iii) Founder Shares or SPAC Common Shares issued or issuable upon the conversion of the Founder Shares that are forfeited pursuant to this paragraph 7(c) shall be automatically transferred by the Sponsor to SPAC, without any consideration for such Transfer, and cancelled.

(d) Conversion; Waiver of Conversion Ratio Adjustment.

(i) (A) Section 4.1 of the Memorandum and Articles provides that each share of SPAC Class B Ordinary Share shall automatically convert into one share of SPAC Class A Ordinary Share (the “Initial Conversion Ratio”) at the time of a Business Combination, and (B) Section 4.2 of the Memorandum and Articles provides that the Initial Conversion Ratio shall be adjusted (the “Adjustment”) in the event that additional SPAC Common Shares are issued in excess of the amounts offered in SPAC’s initial public offering of securities such that the Sponsor and the Insiders, along with any other holders of SPAC Class B Ordinary Shares, shall continue to own 20% of the issued and outstanding shares of Capital Stock after giving effect to such issuance.

(ii) As of and conditioned upon the Domestication, the Sponsor and each Insider hereby irrevocably relinquishes and waives any and all rights the Sponsor and each Insider has or will have under Section 4.2 of the Memorandum and Articles to receive SPAC Common Shares in excess of the number issuable at the Initial Conversion Ratio upon conversion of the existing SPAC Class B Ordinary Shares held by him, her or it, as applicable, in connection with the Domestication as a result of any Adjustment, and, as a result, the shares of SPAC Class B Ordinary Shares shall convert into SPAC Common Shares (or such equivalent security) prior to the Domestication on a one-for-one basis.

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(iii) Without limiting the foregoing, the Sponsor, as the sole holder of SPAC Class B Ordinary Shares prior to the Domestication, shall cause to be converted, immediately prior to the Domestication, each then issued and outstanding SPAC Class B Ordinary Share, on a one-for-one basis, into a SPAC Class A Ordinary Share.

(e) Bylaws Lockup. SPAC agrees that, for so long as at least one director designated by Sponsor is then serving on the Board of Directors of SPAC, any decision by the Board of Directors of SPAC (or any duly authorized committee thereof) to waive, amend, or repeal the lockup obligations set forth in Section 7.5 of the SPAC Bylaws upon Domestication (the “Bylaws Lockup”) shall include the affirmative vote or consent of at least one director designated by Sponsor.

8. Each Insider’s biographical information furnished to SPAC and the Representative that is included in the Prospectus or the Proxy Statement, as applicable, is true and accurate in all respects and does not omit any material information with respect to such Insider’s background and contains all of the information required to be disclosed pursuant to Item 401 of Regulation S-K, promulgated under the Securities Act. Each Insider’s questionnaire furnished to SPAC and the Representative including any such information that is included in the Prospectus is true and accurate in all respects. Each Insider represents and warrants that: (i) such Insider is not subject to or a respondent in any legal action for, any injunction, cease-and-desist order or order or stipulation to desist or refrain from any act or practice relating to the offering of securities in any jurisdiction; and (ii) such Insider has never been convicted of, or pleaded guilty to, any crime (A) involving fraud, (B) relating to any financial transaction or handling of funds of another person or (C) pertaining to any dealings in any securities and such Insider is not currently a defendant in any such criminal proceeding. The Sponsor and each Insider represents and warrants that it, he or she has never been suspended or expelled from membership in any securities or commodities exchange or association or had a securities or commodities license or registration denied, suspended or revoked.

9. Except as disclosed on Schedule 6.08 (Brokers’ Fees) of the Merger Agreement, neither the Sponsor nor any Insider nor any Affiliate of the Sponsor or any Insider, nor any director or officer of SPAC, shall receive from SPAC any finder’s fee, reimbursement, consulting fee, monies in respect of any repayment of a loan or other compensation prior to, or in connection with any services rendered in order to effectuate the consummation of a Business Combination (regardless of the type of transaction that it is), other than the following, none of which will be made from the proceeds held in the Trust Account prior to the completion of the Business Combination and each of which shall, as of and in connection with the Closing, be paid off in full and no further liabilities or obligations in respect thereof shall be due and owing by SPAC or the Company or any of its Subsidiaries from and after the Closing: payment to an Affiliate of the Sponsor for office space and related support services for a total of $30,000 per month; reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating a Business Combination; and repayment of loans, if any, and on such terms as to be determined by SPAC from time to time, made by the Sponsor or certain of SPAC’s officers and directors to finance transaction costs in connection with an intended Business Combination, provided that if SPAC does not consummate a Business Combination, a portion of the working capital held outside the Trust Account may be used by SPAC to repay such loaned amounts so long as no proceeds from the Trust Account are used for such repayment. Up to $1,500,000 of such loans may be convertible into SPAC Common Shares at a price of $10.00 per share at the option of the lender. Any such shares will be identical to the Private Placement Shares. During the period commencing on the date hereof and ending on the earlier of (i) the consummation of the Closing and (ii) the valid termination of the Merger Agreement, the Sponsor and each Insider agrees not to enter into, modify or amend any Contract between or among the Sponsor, any Insider, anyone related by blood, marriage or adoption to any Insider or any Affiliate of any such Person (other than SPAC or any of its Subsidiaries), on the one hand, and SPAC or any of its Subsidiaries, on the other hand, that would contradict, limit, restrict or impair (x) any party’s ability to perform or satisfy any obligation under this Sponsor Agreement or (y) the Company’s, SPAC’s or Merger Subs’ ability to perform or satisfy any obligation under the Merger Agreement.

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10. The Sponsor and each Insider has full right and power, without violating any agreement to which it, he or she is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Sponsor Agreement and, as applicable, to serve as an officer and/or a director on the board of directors of SPAC and each Insider hereby consents to being named in the Prospectus as an officer and/or director of SPAC, as applicable.

11. As used herein, the following terms shall have the respective meanings set forth below:

(a) “Business Combination” shall mean a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination, involving SPAC and one or more businesses or entities;

(b) “Change in Control” means (i) a purchase, sale, exchange, business combination or other transaction (including a merger or consolidation of SPAC with or into any other corporation or other entity) in which the equity securities of SPAC, its successor, or the surviving entity of such business combination or other transaction are not registered under the Exchange Act or listed or quoted for trading on a national securities exchange, (ii) a sale, lease, exchange or other transfer (including a merger) in one transaction or a series of related transactions of assets representing fifty percent (50%) or more of the value of SPAC’s assets (including, after the Closing, the capital stock of the Company and other Subsidiaries of SPAC) to a third party that is not an Affiliate of the Sponsor (or a group of third parties that are not Affiliates of the Sponsor), (iii) the transfer to or acquisition by (whether by tender offer, merger, consolidation, division or other similar transaction), in one transaction or a series of related transactions, a person or entity or group of affiliated persons or entities (other than an underwriter pursuant to an offering), of SPAC’s voting securities if, after such transfer or acquisition, such person, entity or group of affiliated persons or entities would beneficially own (as defined in Rule 13d-3 promulgated under the Exchange Act) securities constituting more than fifty percent (50%) of the outstanding voting power of SPAC (it being understood for the purposes of this clause (iii), a bona fide equity financing shall not be considered a “Change in Control”), or (iv) a merger, consolidation or other business combination with or involving SPAC (or any Subsidiary or Subsidiaries that alone or together represent fifty percent (50%) or more of the value of SPAC’s assets) that results in the stockholders of SPAC immediately before the consummation of such transaction or series of related transactions holding, directly or indirectly, less than fifty percent (50%) of the voting power of SPAC (or such Subsidiary or Subsidiaries) or of any successor or surviving entity thereof or of any acquiring entity (or parent thereof), as applicable, immediately following the consummation of such transaction or series of related transactions.

(c) “Commission” shall mean the U.S. Securities and Exchange Commission;

(d) “Founder Shares” shall mean the 10,350,000 SPAC Class B Ordinary Shares owned by the Sponsor;

(e) “Private Placement Shares” shall mean the 300,000 SPAC Common Shares owned by the Sponsor;

(f) “Private Placement Units” shall mean the 300,000 Units sold to the Sponsor in a private sale simultaneously with the closing of the Public Offering, all of which have been separated into the underlying SPAC Common Shares and private placement warrants as of the date hereof;

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(g) “Public Offering” shall mean the underwritten initial public offering of 41,400,000 SPAC Common Shares;

(h) “Public Shareholders” shall mean the holders of securities issued in the Public Offering;

(i) “Representative” means Citigroup Global Markets Inc.

(j) “SPAC Capital Stock” shall mean, collectively, the SPAC Common Shares, the Private Placement Shares and the Founder Shares;

(k) “SPAC Class A Ordinary Share” shall mean SPAC’s Class A Ordinary Share, par value $0.0001 per share;

(l) “SPAC Class B Ordinary Shares” shall mean SPAC’s Class B Ordinary Share, par value $0.0001 per share;

(m) “SPAC Common Shares” shall mean, as applicable, SPAC Class A Ordinary Shares prior to the Domestication or SPAC Common Stock following the Domestication;

(n) “SPAC Common Stock” shall mean common stock of SPAC following the Domestication;

(o) “Transfer” shall mean the, direct or indirect, voluntary or involuntary, (I) transfer, sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase, distribution or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the Commission promulgated thereunder with respect to, any security, (II) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (III) public announcement of any intention to effect any transaction specified in clause (I) or (II) above;

(p) “Triggering Event” means the earliest of the following to occur: (a) the VWAP of one share of SPAC Common Stock at any time is greater than or equal to $12.00 per share over any fifteen (15) Trading Days within any one hundred eighty (180) Trading Day period (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to SPAC Common Stock) or (b) a Change in Control of SPAC pursuant to which stockholders of SPAC Common Stock have the right to receive consideration implying a price per share (based on the value of the cash, securities or in-kind consideration being delivered in respect of SPAC Common Stock, as determined in good faith by the board of directors of SPAC) greater than or equal to $12.00 or, in the case of a Change in Control where the holders of SPAC Common Stock do not receive consideration, the price per share of SPAC Common Stock implied by such transaction (as determined in good faith by the board of directors of SPAC) is greater than or equal to $12.00.

(q) “Trust Account” shall mean the trust fund into which the net proceeds of the Public Offering and a portion of the proceeds from the sale of the Private Placement Shares were deposited;

(r) “Underwriters” means the underwriters of the Public Offering; and

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(s) “VWAP” for any security as of any trading day means the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during such trading day beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average). If the foregoing does not apply, “VWAP” shall mean the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during such trading day beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg. If no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, “VWAP” shall mean the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc for such trading day. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such shall be the fair market value per share on such day as reasonably determined by the board of directors of SPAC.

(t) “Units” shall mean the units consisting of one SPAC Class A Ordinary Share and one-quarter of one redeemable warrant, with each whole warrant entitling the holder thereof to purchase one SPAC Class A Ordinary Share for $11.50 per share.

12. This Sponsor Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby, including, without limitation, the Prior Letter Agreement. This Sponsor Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto and the Company, it being acknowledged and agreed that the Company’s execution of such an instrument will not be required after any valid termination of the Merger Agreement. Each of the parties hereto hereby acknowledges and agrees that the Representative is a third-party beneficiary of this Letter Agreement (solely to the extent such provisions also appeared in the Prior Letter Agreement).

13. Except as otherwise provided herein, no party hereto may assign either this Sponsor Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties and the Company (except that, following any valid termination of the Merger Agreement, no consent from the Company shall be required). Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Sponsor Agreement shall be binding on SPAC, the Sponsor and each of the Insiders and each of their respective successors, heirs and assigns and permitted transferees.

14. Nothing in this Sponsor Agreement shall be construed to confer upon, or give to, any person or entity other than the parties hereto any right, remedy or claim under or by reason of this Sponsor Agreement or of any covenant, condition, stipulation, promise or agreement hereof. All covenants, conditions, stipulations, promises and agreements contained in this Sponsor Agreement shall be for the sole and exclusive benefit of SPAC, the Sponsor and the Insiders, and, prior to any valid termination of the Merger Agreement, the Company, and their respective successors, heirs, personal representatives and assigns and permitted transferees. Notwithstanding anything herein to the contrary, each of SPAC, the Sponsor and each Insider acknowledges and agrees that, until the valid termination of the Merger Agreement, the Company is an express third-party beneficiary of this Sponsor Agreement and may directly enforce (including by an action for specific performance, injunctive relief or other equitable relief) each of the provisions set forth in this Sponsor Agreement as though directly party hereto.

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15. This Sponsor Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

16. This Sponsor Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Sponsor Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Sponsor Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

17. This Sponsor Agreement, and all claims or causes of action (each, an “Action”) based upon, arising out of, or related to this Sponsor Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Any Action based upon, arising out of or related to this Sponsor Agreement or the transactions contemplated hereby may be brought in federal and state courts located in the State of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Sponsor Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this paragraph. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

18. Any notice, consent or request to be given in connection with any of the terms or provisions of this Sponsor Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery or E-mail transmission to the receiving party’s address or E-mail address set forth above or on the receiving party’s signature page hereto; provided that any such notice, consent or request to be given to SPAC or the Company at any time prior to the valid termination of the Merger Agreement shall be given in accordance with the terms of Section 12.02 (Notices) of the Merger Agreement.

19. This Sponsor Agreement shall terminate on the earlier of (i) the later of (x) the expiration of the applicable lock-up described in paragraph 7(a), and (y) the vesting and/or forfeiture in full of all Founder Shares or SPAC Common Shares issued or issuable upon the conversion of the Founder Shares owned by the Sponsor as of the Closing pursuant to paragraph 7(c); and (ii) the liquidation of SPAC; provided, however, that paragraph 5 of this Sponsor Agreement shall survive such liquidation for a period of six (6) years; provided, further, that paragraph 7(e) of this Sponsor Agreement shall survive until the expiration of the Bylaws Lockup in full; provided, further, that no such termination shall relieve the Sponsor, any Insider or SPAC from any liability resulting from a breach of this Sponsor Agreement occurring prior to such termination.

20. Each of the Sponsor and the Insiders hereby represents and warrants (severally and not jointly as to itself, himself or herself only) to SPAC and the Company as follows: (i) if such Person is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance

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of this Sponsor Agreement and the consummation of the transactions contemplated hereby are within such Person’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Person; (ii) if such Person is an individual, such Person has full legal capacity, right and authority to execute and deliver this Sponsor Agreement and to perform his or her obligations hereunder; (iii) this Sponsor Agreement has been duly executed and delivered by such Person and, assuming due authorization, execution and delivery by the other parties to this Sponsor Agreement, this Sponsor Agreement constitutes a legally valid and binding obligation of such Person, enforceable against such Person in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies); (iv) the execution and delivery of this Sponsor Agreement by such Person does not, and the performance by such Person of his, her or its obligations hereunder will not, (A) if such Person is not an individual, conflict with or result in a violation of the organizational documents of such Person or (B) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any Contract binding upon such Person or its, his or her Founder Shares or Private Placement Shares, as applicable), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Person of its, his or her obligations under this Sponsor Agreement; (v) there are no Actions pending against such Person or, to the knowledge of such Person, threatened against such Person, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Person of such Person’s obligations under this Sponsor Agreement; (vi) except for fees described on Schedule 6.08 (Brokers’ Fees) of the Merger Agreement, no financial advisor, investment banker, broker, finder or other similar intermediary is entitled to any fee or commission from such Person, SPAC, any of its Subsidiaries or any of their respective Affiliates in connection with the Merger Agreement or this Sponsor Agreement or any of the respective transactions contemplated thereby and hereby, in each case, based upon any arrangement or agreement made by or, to the knowledge of such Person, on behalf of such Person, for which SPAC, the Company or any of their respective Affiliates would have any obligations or liabilities of any kind or nature; (vii) such Person has had the opportunity to read the Merger Agreement and this Sponsor Agreement and has had the opportunity to consult with its tax and legal advisors; (viii) such Person has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Person’s obligations hereunder; (ix) except as otherwise described in this Sponsor Agreement, such Person has the direct or indirect interest in all of its, his or her SPAC Common Shares, Founder Shares and Private Placement Shares, which are held through the Sponsor, the Sponsor has good title to all such Founder Shares and Private Placement Shares and any SPAC Common Shares held by the Sponsor, and there exist no Liens or any other limitation or restriction (including, without limitation, any restriction on the right to vote, sell or otherwise dispose of such securities) (other than transfer restrictions under the Securities Act) affecting any such securities, other than pursuant to (A) this Sponsor Agreement, (B) the Memorandum and Articles, (C) the Merger Agreement, (D) that certain Amended Registration Rights Agreement, dated as of the date hereof, or (E) any applicable securities Laws; (x) the Founder Shares and Private Placement Shares listed on Annex A are the only equity securities in SPAC (including, without limitation, any equity securities convertible into, or which can be exercised or exchanged for, equity securities of SPAC) owned of record or beneficially by such Person as of the date hereof and such Person has the sole power to dispose of (or sole power to cause the disposition of) and the sole power to vote (or sole power to direct the voting of) such Founder Shares and Private Placement Shares and none of such Founder Shares or Private Placement Shares is subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Founder Shares or Private Placement Shares, except as provided in this Sponsor Agreement.

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21. If, and as often as, there are any changes in SPAC, the SPAC Common Shares, the Founder Shares or the Private Placement Shares by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Sponsor Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to SPAC, SPAC’s successor or the surviving entity of such transaction, the SPAC Common Shares, the Founder Shares or the Private Placement Shares, each as so changed. For the avoidance of doubt, such equitable adjustment shall be made to the performance criteria set forth in paragraph 7(c).

22. Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

[Signature Page Follows]

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Sincerely,

SPONSOR:

CHURCHILL SPONSOR X LLC

By:
Name: Michael Klein
Title: Authorized Person

[Signature Page to Sponsor Agreement]

INSIDERS:

By:
	Name:	Michael Klein
	Address:	c/o Churchill Capital Corp X
640 Fifth Avenue, 12th Floor
New York, NY 10019
	E-mail:	[***]

By:
	Name:	Jay Taragin
	Address:	c/o Churchill Capital Corp X
640 Fifth Avenue, 12th Floor
New York, NY 10019
	E-mail:	[***]

By:
	Name:	Stephen Murphy
	Address:	c/o Churchill Capital Corp X
640 Fifth Avenue, 12th Floor
New York, NY 10019
	E-mail:	[***]

By:
	Name:	William Sherman
	Address:	c/o Churchill Capital Corp X
640 Fifth Avenue, 12th Floor
New York, NY 10019
	E-mail:	[***]

By:
	Name:	Paul Lapping
	Address:	c/o Churchill Capital Corp X
640 Fifth Avenue, 12th Floor
New York, NY 10019
	E-mail:	[***]

[Signature Page to Sponsor Agreement]

Acknowledged and Agreed:

CHURCHILL CAPITAL CORP IX

By:
Name: Jay Taragin
Title: Chief Financial Officer

[Signature Page to Sponsor Agreement]

ANNEX A

	Founder Shares*	Vesting Founder Shares	Private Placement Shares
Churchill Sponsor X LLC**	10,350,000	1,500,000	300,000

*	Includes SPAC Common Shares issued or issuable upon the conversion of the Founder Shares.
**	Michael Klein may be deemed to beneficially own the Founder Shares and Private Placement Shares owned by Churchill Sponsor X LLC.

Annex A

Exhibit D

STOCKHOLDER VOTING AND SUPPORT AGREEMENT

This Stockholder Voting and Support Agreement (this “Agreement”) is dated as of September 8, 2025, by and among Churchill Capital Corp X, a Cayman Islands exempted company limited by shares (which shall transfer by way of continuation and domesticate as a Delaware corporation) (“Acquiror”), the Person set forth on the signature page hereto (the “Company Stockholder”), and ColdQuanta, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Company Stockholder is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such number of shares of such classes or series of Company Stock as are indicated opposite such Company Stockholder’s name on Schedule I hereto (all such shares of Company Stock, together with (i) any shares of Company Stock of which ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) is hereafter acquired by the Company Stockholder during the period from the date hereof through the Expiration Time (as defined below) and (ii) securities convertible into Company Stock of which ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) is hereafter acquired by the Company Stockholder during the period from the date hereof through the Expiration Time are referred to herein as the “Subject Shares”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Acquiror, AH Merger Sub I, Inc., a Delaware corporation and direct, wholly owned subsidiary of Acquiror (“Merger Sub I”), AH Merger Sub II, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Acquiror (“Merger Sub II” and together with Merger Sub I, “Merger Subs”) and the Company, have entered into an Agreement and Plan of Merger and Reorganization (as amended or modified from time to time, the “Merger Agreement”), dated as of the date hereof;

WHEREAS, pursuant to the terms of the Merger Agreement, among other transactions, prior to Closing, Acquiror shall domesticate as a Delaware corporation in accordance with Section 388 of the DGCL and Part XII of the Cayman Companies Act (as revised) (the “Domestication”);

WHEREAS, pursuant to the terms of the Merger Agreement, among other transactions, following the Domestication (i) Merger Sub I will merger with and into the Company with the Company continuing as the surviving corporation (the “Surviving Corporation” and such merger, the “First Merger”) and immediately following the First Merger, the Surviving Corporation will merge with and into Merger Sub II, with Merger Sub II continuing as the surviving entity (the “Surviving Entity” and such second merger, the “Second Merger” and together with the First Merger, the “Mergers”); and

WHEREAS, as an inducement to Acquiror and the Company to enter into the Merger Agreement, the Transaction Agreements and to consummate the Transactions, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

STOCKHOLDER VOTIG AND SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Merger Agreement. The Company Stockholder hereby acknowledges that it has read the Merger Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. The Company Stockholder shall be bound by and comply with 9.04(a) (Exclusivity) and Sections 9.06(b) (Confidentiality; Publicity) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if (a) the Company Stockholder was an original signatory to the Merger Agreement with respect to such provisions, and (b) the first reference to the “Company” contained in each sentence of Section 9.04(a) of the Merger Agreement and the first reference to the Company contained in section 9.06(b) also referred to the Company Stockholder.

Section 1.2 No Transfer. During the period commencing on the date hereof and ending on the earlier of (a) the First Effective Time and (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 11.1 thereof (the earlier of clauses (a) and (b), the “Expiration Time”), the Company Stockholder shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement and the Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares (clauses (i) and (ii) collectively, a “Transfer”) or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii); provided, however, that the foregoing shall not prohibit Transfers between the Company Stockholder and any Affiliate of the Company Stockholder, so long as, prior to and as a condition to the effectiveness of any such Transfer, such Affiliate executes and delivers to Acquiror a joinder to this Agreement in substantially the form attached hereto as Annex A; provided, further, that any Transfer permitted under this Section 1.2 shall not relieve the Company Stockholder of its obligations under this Agreement. Any Transfer in violation of this Section 1.2 with respect to the Company Stockholder’s Subject Shares shall be null and void.

Section 1.3 New Shares. In the event that after the date hereof but prior to the Expiration Time (a) any Subject Shares are issued to the Company Stockholder pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Subject Shares, exercise of Company Options, conversion of Company Preferred Stock or otherwise, (b)

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the Company Stockholder purchases or otherwise acquires beneficial ownership of any Subject Shares, or (c) the Company Stockholder acquires the right to vote or share in the voting of any Subject Shares (collectively, the “New Securities”), then such New Securities acquired or purchased by the Company Stockholder shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Shares owned by the Company Stockholder as of the date hereof.

Section 1.4 Company Stockholder Agreements.

(a) Hereafter until the Expiration Time, the Company Stockholder hereby unconditionally and irrevocably agrees that, (x) at any meeting of the stockholders of the Company (or any adjournment or postponement thereof), and (y) in any action by written consent of the stockholders of the Company distributed by the Board of Directors of the Company or otherwise undertaken in respect of or as contemplated by the Merger Agreement, the Transaction Agreements or the Transactions and delivered or otherwise made available to stockholders of the Company, the Company Stockholder shall, (X) if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause its Subject Shares (to the extent such Subject Shares are entitled to vote on or provide consent with respect to such matter) to be counted as present thereat for purposes of establishing a quorum, and (Y) the Company Stockholder shall vote or provide written consent (or cause to be voted or consent provided), as applicable, in person or by proxy, all of its Subject Shares (to the extent such Subject Shares are entitled to vote on or provide consent with respect to such matter):

(i) to approve and adopt the Merger Agreement, the other Transaction Agreements and the Transactions (and any actions required in furtherance thereof), including by executing and delivering to the Company (for delivery to Acquiror), within forty-eight (48) hours following the Proxy Clearance Date, the Written Consent (in substantially the form attached Exhibit L to the Merger Agreement);

(ii) to exercise the drag-along rights, if applicable to the Merger, set forth in Section 3 of the Voting Agreement (as defined below);

(iii) in any other circumstances upon which a consent, waiver or other approval is required under the Company Stockholder Agreements or under any agreements between the Company and its stockholders or otherwise sought with respect to the Merger Agreement, the Transaction Agreements or the Transactions, to vote, consent, waive or approve (or cause to be voted, consented, waived or approved) all of the Company Stockholder’s Subject Shares held at such time in favor thereof (to the extent such Subject Shares are entitled to vote on or provide consent, waiver or approval with respect to such matter);

(iv) against any merger agreement, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company (other than the Merger Agreement and the Transactions);

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(v) against any change in the business, management or board of directors of the Company that would or would reasonably be expected to adversely affect the ability of the Company to consummate the Transactions; and

(vi) against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement or the Transactions, including the Merger, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the Merger Agreement, (C) result in any of the conditions set forth in Article 10 of the Merger Agreement not being fulfilled, or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock or securities convertible into capital stock of, the Company.

The Company Stockholder hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

(b) For the avoidance of doubt, nothing in this Agreement shall require the Company Stockholder to vote in any manner with respect to any amendment to the Merger Agreement in a manner that decreases the Per Share Merger Consideration, changes the form of the Per Share Merger Consideration or is materially adverse to the Company Stockholder or the Company’s Stockholders generally. Except as expressly set forth in this Article I, the Company Stockholder shall not be restricted from voting in any manner with respect to any other matters presented or submitted to the stockholders of the Company.

Section 1.5 Related Party Agreements. The Company Stockholder, severally and not jointly, hereby agrees and consents to the termination of all related party Contracts to which the Company Stockholder is party, effective as of and contingent upon the occurrence of the Closing without any further liability or obligation to the Company, the Company’s Subsidiaries or Acquiror, including those certain agreements set forth on Schedule II hereto, as applicable.

Section 1.6 Registration Rights Agreement. The Company Stockholder agrees that it will deliver, concurrently herewith (or, in any event, prior to the Closing) a duly executed copy of the Amended and Restated Registration Rights Agreement substantially in the form attached as Exhibit E to the Merger Agreement.

Section 1.7 Company Preferred Stock. To the extent the Company Stockholder is a holder of shares of Company Preferred Stock, the Company Stockholder hereby agrees, acknowledges and consents, immediately prior to the Closing and subject to the consummation of the Mergers, and without any further action on the part of the Company Stockholder, the Company or any other stockholder of the Company, (a) to have each share of Company Preferred Stock convert automatically into shares of Company Common Stock at the then effective conversion rate as calculated pursuant to Section 4.1.1 of the Company Certificate of Incorporation in accordance with Section 5.1 of the Company Certificate of Incorporation and (b) hereby specifies, pursuant to Section 5.1(c) of the Company Certificate of Incorporation, that the Mandatory Conversion Time (as defined in the Company Certificate of Incorporation) shall be such time as is immediately prior to Closing, but contingent upon the occurrence of the Closing, and that all then-outstanding shares of Company Preferred Stock shall automatically convert at such time (the “Conversion of Securities”).

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Section 1.8 Further Assurances. The Company Stockholder shall execute and deliver, or cause to be delivered, such additional documents, and take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary (including under applicable Laws), or reasonably requested by Acquiror or the Company to support the Meger, the Conversion of Securities, the Merger Agreement, any other Transaction Agreements and any of the Transactions, including, without limitation, (i) any applicable Transaction Agreements (including, without limitation and to the extent applicable, the Registration Rights Agreement), (ii) any additional instrument of conversion required to effect the Conversion of Securities (or other similar documentation reasonably requested by Acquiror or the Company), (iii) any actions contemplated by the Written Consent presented to the Company Stockholder, and (iv) any applicable customary instruments of conveyance and transfer, and any consent, waiver, governmental filing, and any similar or related documents, in each case, on the terms and subject to the conditions set forth therein and herein, as applicable.

Section 1.9 No Inconsistent Agreement. The Company Stockholder hereby represents and covenants that the Company Stockholder has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of the Company Stockholder’s obligations hereunder.

Section 1.10 Waiver of Notice Rights. The Company Stockholder hereby waives any and all notice rights with respect to the Transactions under the Company Stockholder Agreements.

Section 1.11 Waiver of Dissenters’ Rights. The Company Stockholder agrees to refrain from exercising any dissenters’ rights or rights of appraisal under applicable Law, including pursuant to the DGCL, at any time with respect to the Merger Agreement, the other Transaction Agreements and the Transactions.

Section 1.12 No Challenges. The Company Stockholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Acquiror, Merger Sub, the Company or any of their respective successors, assigns or directors, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into the Merger Agreement. Notwithstanding the foregoing, nothing herein shall be deemed to prohibit the Company Stockholder from enforcing the Company Stockholder’s rights under this Agreement and the other Transaction Agreements entered into by the Company Stockholder in connection herewith, including the Company Stockholder’s right to receive its portion of the Per Share Merger Consideration as provided in the Merger Agreement.

Section 1.13 Consent to Disclosure. The Company Stockholder hereby consents to the publication and disclosure in the Proxy Statement and Registration Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by Acquiror or the Company to any

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Governmental Authority or to securityholders of Acquiror), as required by applicable securities Laws, of the Company Stockholder’s identity and beneficial ownership of Subject Shares and the nature of the Company Stockholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by Acquiror or the Company, a copy of this Agreement. Each Company Stockholder will promptly provide any information reasonably requested by Acquiror or the Company for any regulatory application or filing made or approval sought in connection with the transactions contemplated by the Merger Agreement (including filings with the SEC).

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Company Stockholders. The Company Stockholder represents and warrants as of the date hereof to Acquiror and the Company (severally and not jointly, and solely with respect to itself, himself or herself and not with respect to any other Company Stockholder) as follows:

(a) Organization; Due Authorization. If the Company Stockholder is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within the Company Stockholder’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of the Company Stockholder. If the Company Stockholder is an individual, the Company Stockholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations hereunder. This Agreement has been duly executed and delivered by the Company Stockholder and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of the Company Stockholder, enforceable against the Company Stockholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the Company Stockholder.

(b) Ownership. The Company Stockholder is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of the Company Stockholder’s Subject Shares, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares (other than transfer restrictions under the Securities Act)) affecting any such Subject Shares, other than Liens pursuant to (i) this Agreement, (ii) the Company’s Certificate of Incorporation, (iii) the other Company Stockholder Agreements; (iv) the Merger Agreement, (v) the bylaws of the Company; or (vi) any applicable securities Laws. The Company Stockholder’s Subject Shares are the only equity securities in the Company owned of record or beneficially by the Company Stockholder on the date of this Agreement, and none of the Company Stockholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject

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Shares other than as set forth hereunder and in the Company’s Fourth Amended and Restated Voting Agreement, dated as of December 24, 2024 by and among the Company and certain Holders (the “Voting Agreement”). Other than as set forth on Schedule I, the Company Stockholder does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Company or any equity securities convertible into, or which can be exchanged for, equity securities of the Company.

(c) No Conflicts. The execution and delivery of this Agreement by the Company Stockholder does not, and the performance by the Company Stockholder of his, her or its obligations hereunder will not, (i) if the Company Stockholder is not an individual, conflict with or result in a violation of the organizational documents of the Company Stockholder; (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon the Company Stockholder or the Company Stockholder’s Subject Shares); (iii) result in a violation of applicable Law applicable to the Company Stockholder; or (iv) result in the creation or imposition of any Lien on the Subject Shares, in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by the Company Stockholder of its, his or her obligations under this Agreement.

(d) Litigation. There are no Actions pending against the Company Stockholder, or to the knowledge of the Company Stockholder threatened against the Company Stockholder, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges the beneficial or record ownership of the Subject Shares, the validity of this Agreement, or seeks to prevent, enjoin or materially delay the performance by the Company Stockholder of its, his or her obligations under this Agreement.

(e) Adequate Information. The Company Stockholder is a sophisticated stockholder and has adequate information concerning the business and financial condition of Acquiror and the Company to make an informed decision regarding this Agreement and the transactions contemplated by the Merger Agreement and has independently and without reliance upon Acquiror or the Company and based on such information as the Company Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. The Company Stockholder acknowledges that Acquiror and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. The Company Stockholder acknowledges that the agreements contained herein with respect to the Subject Shares held by the Company Stockholder are irrevocable.

(f) Brokerage Fees. Except as described on Schedule 5.25 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by the Company Stockholder, for which the Company or any of its Affiliates may become liable.

(g) Acknowledgment. The Company Stockholder understands and acknowledges that each of Acquiror and the Company is entering into the Merger Agreement in reliance upon the Company Stockholder’s execution and delivery of this Agreement.

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ARTICLE III

MISCELLANEOUS

Section 3.1 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the Expiration Time and (b) the written agreement of Acquiror, the Company and the Company Stockholder. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.

Section 3.2 Governing Law. This Agreement, and all claims or causes of Action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction (except that the Cayman Company Act shall apply to the Domestication and any claims related to internal affairs of Acquiror prior to the Domestication).

Section 3.3 Jurisdiction. Any Action based upon, arising out of or related to this Agreement may be brought in federal and state courts located in the State of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the Transactions in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 3.3. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

Section 3.4 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of all of the other parties hereto.

Section 3.5 Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this

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Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware), this being in addition to any other remedy to which such party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 3.6 Amendment; Waiver. This Agreement or any provision hereof may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Acquiror, the Company and, to the extent such amendment, supplement, modification or waiver is materially adverse to the Company Stockholder, the Company Stockholder.

Section 3.7 Severability. Each provision of this Agreement is separable from every other provision of this Agreement. If any provision of this Agreement is found or held to be invalid, illegal or unenforceable, in whole or in part, by a court of competent jurisdiction, then (i) such provision will be deemed amended to conform to applicable laws so as to be valid, legal and enforceable to the fullest possible extent, and the parties hereto shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law (ii) the invalidity, illegality or unenforceability of such provision will not affect the validity, legality or enforceability of such provision under any other circumstances or in any other jurisdiction, and (iii) the invalidity, illegality or unenforceability of such provision will not affect the validity, legality or enforceability of the remainder of such provision or the validity, legality or enforceability of any other provision of this Agreement. To the extent necessary, the parties hereto shall amend or otherwise modify this Agreement to replace any provision that is held invalid, illegal, or unenforceable with a valid and enforceable provision that gives effect to the intent of the Parties. Without limiting the foregoing, if any covenant of the Company Stockholder in this Agreement is held to be unreasonable, arbitrary, or against public policy, such covenant shall be considered to be divisible with respect to scope, time and geographic area, and such lesser scope, time or geographic area, or all of them, as a court of competent jurisdiction may determine to be reasonable, not arbitrary, and not against public policy, shall be effective, binding and enforceable against the Company Stockholder.

Section 3.8 Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

If to Acquiror:

Churchill Capital Corp X

640 Fifth Avenue, 14th Floor

New York, NY 10019

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Attention: Jay Taragin

Email: [***]

with a copy to (which shall not constitute notice):

Willkie, Farr & Gallagher LLP

787 7th Avenue

New York, NY 10019

Attention: Greg Astrachan, Sean Ewen and Esther Chang

Email: [***]

If to the Company:

ColdQuanta, Inc.

1315 W Century Dr #150

Louisville, CO 80027

Attention: Jim Stirbis

Email: [***]

with a copy to (which shall not constitute notice):

Cooley LLP

3 Embarcadero Center

20th Floor

San Francisco, CA 94111

Attn: Garth Osterman, Mike Nelson, Peter Byrne and Kristin VanderPas

Email: [***]

If to the Company Stockholder:

To the Company Stockholder’s address set forth on the signature page hereto with a copy to (which shall not constitute notice):

Cooley LLP

3 Embarcadero Center

20th Floor

San Francisco, CA 94111

Attn: Garth Osterman, Mike Nelson, Peter Byrne and Kristin VanderPas

Email: [***]

Section 3.9 Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

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Section 3.10 Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

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IN WITNESS WHEREOF, the Company Stockholder, Acquiror, and the Company have each caused this Stockholder Voting and Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDER:

[STOCKHOLDER]

By:
Name:

Address:

[Signature Page to Stockholder Voting and Support Agreement]

ACQUIROR:

CHURCHILL CAPITAL CORP X

By:
Name: Jay Taragin
Title: Chief Financial Officer

[Signature Page to Stockholder Voting and Support Agreement]

COMPANY:

COLDQUANTA, INC.

By:
Name: Matthew Kinsella
Title: Chief Executive Officer

[Signature Page to Stockholder Voting and Support Agreement]

Annex A

Form of Joinder Agreement

This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Stockholder Voting and Support Agreement, dated as of September 8, 2025 (as amended, supplemented or otherwise modified from time to time, the “Support Agreement”), by and among Churchill Capital Corp X, a Cayman Islands exempted company limited by shares (which shall transfer by way of continuation and domesticate as a Delaware corporation), ColdQuanta, Inc., a Delaware corporation, and [_________]. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Support Agreement.

The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party to, and the “Company Stockholder” under, the Support Agreement as of the date hereof and shall have all of the rights and obligations of the Company Stockholder as if it had executed the Support Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Support Agreement.

IN WITNESS WHEREOF, the undersigned has duly executed this Joinder Agreement as of the date written below.

Date: [•], 2025

By:
Name:
Title:

Address for Notices:

With copies to:

Exhibit E

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (as it may be amended, supplemented or restated from time to time in accordance with its terms, this “A&R Registration Rights Agreement”), dated as of September 8, 2025 is made and entered into by and among (i) CHURCHILL CAPITAL CORP X, a Delaware corporation (the “PubCo”), to be renamed Infleqtion, Inc. upon the Effective Date; (ii) each of the Persons identified on the signature pages hereto or on the signature pages to a joinder in the form attached to this A&R Registration Rights Agreement as Exhibit A under the heading “Company Shareholders” or “Insiders”; and (iii) CHURCHILL SPONSOR X LLC, a Delaware limited liability company (the “Sponsor”). Each of PubCo, the Company Shareholders, the Insiders and the Sponsor may be referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, simultaneously with the execution and delivery of this A&R Registration Rights Agreement, PubCo has entered into that certain Agreement and Plan of Merger and Reorganization, dated as of September 8, 2025 (as it may be amended, supplemented or restated from time to time in accordance with the terms of such agreement, the “Merger Agreement”), by and among PubCo,, AH Merger Sub I, Inc., a Delaware corporation (“Merger Sub I”), AH Merger Sub II, LLC, a Delaware limited liability company (“Merger Sub II”), and ColdQuanta, Inc., a Delaware corporation (the “Company”), in connection with the business combination set forth in the Merger Agreement;

WHEREAS, on or prior to the Effective Date and subject to the conditions of the Merger Agreement, PubCo will transfer by way of continuation to and domesticated as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended, and the Companies Act (As Revised) of the Cayman Islands (the “Domestication”);

WHEREAS, pursuant to the Merger Agreement, (a) Merger Sub I will merge with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”) (the “First Merger”), and (b) immediately following the First Merger, the Surviving Corporation will merge with and into Merger Sub II, with Merger Sub II continuing as the surviving entity (the “Second Merger” and, together with the First Merger, the “Mergers”);

WHEREAS, pursuant to the Merger Agreement, holders of Company equity securities, will receive shares of Common Stock (as defined herein) or rights to acquire Common Stock;

WHEREAS, PubCo, Sponsor and certain other PubCo stockholders (the “Existing Holders”) are party to that certain Registration Rights Agreement, dated as of May 13, 2025 (the “Original RRA”);

WHEREAS, pursuant to Section 5.5 of the Original RRA, any of the terms of the Original RRA may be amended with the written consent of PubCo and Existing Holders holding a majority in interest of the Registrable Securities (as defined herein) (the “Requisite Holders”);

WHEREAS, in connection with the execution of this A&R Registration Rights Agreement, PubCo and the Requisite Holders desire to amend and restate the Original RRA and as set forth in this A&R Registration Rights Agreement; and

WHEREAS, the Parties desire to set forth their agreement with respect to registration rights and certain other matters, in each case in accordance with the terms and conditions of this A&R Registration Rights Agreement.

NOW, THEREFORE, in consideration of the representations, mutual covenants and agreements contained in this A&R Registration Rights Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1. Definitions. As used in this A&R Registration Rights Agreement, the following terms shall have the following meanings:

“Action” means any action, suit, charge, litigation, arbitration, or other proceeding at law or in equity (whether civil, criminal or administrative) by or before any Governmental Entity.

“Adverse Disclosure” means any public disclosure of material non-public information, which disclosure, in the good faith determination of the Board, after consultation with counsel to PubCo, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, and (c) PubCo has a bona fide business purpose for not making such public disclosure.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, its capacity as a sole or managing member or otherwise; provided, that no Party shall be deemed an Affiliate of PubCo or any of its subsidiaries for purposes of this A&R Registration Rights Agreement.

“Automatic Shelf Registration Statement” has the meaning set forth in Rule 405 promulgated by the SEC pursuant to the Securities Act.

“Beneficially Own” has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

“Board” means the board of directors of PubCo.

“Business Day” means any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in the State of New York.

“Closing” has the meaning given to such term in the Merger Agreement.

“Closing Date” has the meaning given to such term in the Merger Agreement.

“Closing Date Lock-Up Shares” means the Equity Securities of PubCo held by the Holders as of the Closing Date, including Common Stock, Common Stock subject to vesting and forfeiture and Common Stock issuable upon exercise of any warrants, options or other rights.

“Common Stock” means shares of the common stock, par value $0.0001 per share, of PubCo, including (i) any shares of such common stock issuable upon the exercise of any warrant or other right to acquire shares of such common stock and (ii) any Equity Securities of PubCo that may be issued or distributed or be issuable with respect to such common stock by way of conversion, dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction.

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“Company” has the meaning set forth in the Recitals.

“Company Shareholders” means each undersigned party not identified as an “Insider” or “Sponsor” on the signature pages or Joinders attached hereto.

“Demand Delay” has the meaning set forth in Section 2.2(a)(ii).

“Demand Initiating Holders” has the meaning set forth in Section 2.2(a).

“Demand Registration” has the meaning set forth in Section 2.2(a).

“Effective Date” has the meaning set forth in Section 1.3.

“Effectiveness Period” has the meaning set forth in Section 2.5(a).

“Eligible Demand Participation Holders” means any Holder or group of Holders, that together elects to dispose of Registrable Securities having an aggregate value of at least $50,000,000, at the time of the demand for registration, solely with respect to Registrable Securities that have been released from the Lock-Up restrictions of Section 3.1.

“Eligible Take-Down Holders” means each Holder, solely with respect to Registrable Securities that have been released from the Lock-Up restrictions of Section 3.1.

“Equity Securities” means, with respect to any Person, all of the shares of capital stock or equity of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock or equity of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock or equity of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares or equity (or such other interests), restricted stock awards, restricted stock units, equity appreciation rights, phantom equity rights, profit participation and all of the other ownership or profit interests of such Person (including partnership or member interests therein), whether voting or nonvoting.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor thereto, as the same shall be in effect from time to time.

“Family Member” means with respect to any individual, a spouse, lineal descendant (whether natural or adopted) or spouse of a lineal descendant of such individual or any trust created for the benefit of such individual or of which any of the foregoing is a beneficiary.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Governmental Entity” means any nation or government, any state, province or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court, arbitrator (public or private) or other body or administrative, regulatory or quasi-judicial authority, agency, department, board, commission or instrumentality of any federal, state, local or foreign jurisdiction.

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“Holder” means any holder of Registrable Securities who is a Party to, or who succeeds to rights under, this A&R Registration Rights Agreement pursuant to Section 4.1.

“Insiders” means each undersigned party identified as an “Insider” on the signature pages attached hereto.

“Laws” means all laws, acts, statutes, constitutions, treaties, ordinances, codes, rules, regulations, and rulings of a Governmental Entity, including common law. All references to “Laws” shall be deemed to include any amendments thereto, and any successor Law, unless the context otherwise requires.

“Lock-Up Period” means the period beginning on the Closing Date and ending on the date that is one hundred eighty (180) days thereafter.

“Lock-Up Shares” means the Closing Date Lock-Up Shares.

“Marketed” means an Underwritten Shelf Take-Down or other Underwritten Offering, as applicable, that involves the use or involvement of a customary “road show” (including an “electronic road show”) or other substantial marketing effort by Underwriters over a period of at least 48 hours.

“Merger Agreement” has the meaning set forth in the Recitals.

“Merger Sub I” has the meaning set forth in the Recitals.

“Merger Sub II” has the meaning set forth in the Recitals.

“Merger Subs” has the meaning set forth in the Recitals.

“Mergers” has the meaning set forth in the Recitals.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus, in the light of the circumstances under which they were made, not misleading.

“Non-Marketed” means an Underwritten Shelf Take-Down that is not a Marketed Underwritten Shelf Take-Down.

“Non-Marketed Underwritten Shelf Take-Down Selling Holders” has the meaning set forth in Section 2.1(d)(iv)(B).

“Original RRA” has the meaning set forth in the Recitals.

“Party” has the meaning set forth in the Preamble.

“Permitted Transferee” shall mean any person or entity to whom a Holder of Registrable Securities is permitted to Transfer such Registrable Securities prior to the expiration of the Lock-up Period under this A&R Registration Rights Agreement pursuant to Section 3.1(b)(i)-(xiii) hereof and under any other applicable agreement between such Holder and PubCo, and to any Transferee thereafter.

“Person” means any natural person, sole proprietorship, partnership, trust, unincorporated association, corporation, limited liability company, entity or Governmental Entity.

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“PIPE Subscription Agreements” has the meaning given to such term in the Merger Agreement.

“Prospectus” means the prospectus included in any Registration Statement, all amendments (including post-effective amendments) and supplements to such prospectus, and all material incorporated by reference in such prospectus.

“PubCo” has the meaning set forth in the Preamble.

“Registrable Securities” means (i) any shares of Common Stock and (ii) any Equity Securities of PubCo that may be issued or distributed or be issuable with respect to the securities referred to in clause (i) by way of conversion, dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction, in each case Beneficially Owned by a Holder as of immediately following the Closing; provided, however, that any such Registrable Securities shall cease to be Registrable Securities when: (a) a Registration Statement with respect to the sale of such Registrable Securities has become effective under the Securities Act and such Registrable Securities have been sold, Transferred, disposed of or exchanged in accordance with the plan of distribution set forth in such Registration Statement; (b) such Registrable Securities shall have ceased to be outstanding; (c) such Registrable Securities have been sold to, or through, a broker, dealer or Underwriter in a public distribution or other public securities transaction; (d) such Registrable Securities shall have been otherwise Transferred by a Holder, a new certificate or book-entry for such security not bearing a legend restricting further Transfer shall have been delivered by PubCo and subsequent public distribution of such security shall not require registration under the Securities Act; or (E) such Registrable Securities are eligible for resale without registration pursuant to Rule 144 under the Securities Act (or any successor rule promulgated thereafter by the SEC) without volume or manner-of-sale restrictions and without the requirement for PubCo to be in compliance with the current public information required by Rule 144(i)(2) under the Securities Act.

“Registration” means a registration, including any related Shelf Take-Down, effected by preparing and filing a registration statement, prospectus or similar document in compliance with the requirements of the Securities Act, and such registration statement becoming effective.

“Registration Expenses” means the out-of-pocket expenses of a Registration or other Transfer pursuant to the terms of this A&R Registration Rights Agreement, including (a) all SEC, stock exchange and FINRA registration and filing fees (including, if applicable, the fees and expenses of any “qualified independent underwriter,” as such term is defined in Rule 5121 of FINRA (or any successor provision), and of its counsel), (b) all fees and expenses of complying with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of the Registrable Securities), (c) all printing, messenger and delivery expenses, (d) the reasonable fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange and all rating agency fees, (e) the reasonable fees and disbursements of counsel for PubCo and of its independent public accountants, including the expenses of any special audits and/or comfort letters required by or incident to such performance and compliance, (f) the reasonable and documented fees and out-of-pocket expenses of one counsel for all of the Holders participating in an Underwritten Offering, selected by such Holders that own a majority of the Registrable Securities participating in such Registration or other Transfer; provided, however, that such reimbursable fees and expenses of counsel shall not exceed $50,000, per Registration and (g) any other reasonable and documented fees and distributions customarily paid by the issuers of securities.

“Registration Statement” means any registration statement that covers the Registrable Securities pursuant to the provisions of this A&R Registration Rights Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

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“Representatives” means, with respect to any Person, any of such Person’s officers, directors, employees, agents, attorneys, accountants, actuaries, consultants, equity financing partners or financial advisors or other Person acting on behalf of such Person.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and any successor thereto, as the same shall be in effect from time to time.

“Shelf Holder” means any Holder that owns Registrable Securities that have been registered on a Shelf Registration Statement.

“Shelf Registration” means a registration of securities pursuant to a Registration Statement filed with the SEC in accordance with and pursuant to Rule 415 promulgated under the Securities Act.

“Shelf Registration Statement” means a Registration Statement of PubCo filed with the SEC on either (a) Form S-3 (or any successor form or other appropriate form under the Securities Act) or (b) if PubCo is not permitted to file a Registration Statement on Form S-3, a Registration Statement on Form S-1 (or any successor form or other appropriate form under the Securities Act), in each case for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act covering the Registrable Securities, as applicable.

“Shelf Suspension” has the meaning set forth in Section 2.1(c).

“Shelf Take-Down” means any offering or sale of Registrable Securities initiated by a Shelf Take-Down Initiating Holder pursuant to a Shelf Registration Statement.

“Shelf Take-Down Initiating Holders” has the meaning set forth in Section 2.1(d).

“Sponsor” has the meaning set forth in the Preamble.

“Sponsor Agreement” means that certain Amended and Restated Letter Agreement, dated as of September 8, 2025, by and among the Sponsor and PubCo, as amended, restated, modified or supplemented from time to time.

“Subsequent Shelf Registration” has the meaning set forth in Section 2.1(b).

“Take-Down Participation Notice” has the meaning set forth in Section 2.1(d)(iv)(C).

“Take-Down Tagging Holder” has the meaning set forth in Section 2.1(d)(iv)(B).

“Trading Day” means a day on which the principal United States securities exchange on which the Common Stock is listed, quoted or admitted to trading and is open for the transaction of business (unless such trading shall have been suspended for the entire day).

“Transfer” means to (A) exchange, transfer, assign, lend, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, or

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any right or interest therein, (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (C) publicly announce any intention to effect any transaction specified in clause (A) or (B). The terms “Transferee,” “Transferor,” “Transferred,” and other forms of the word “Transfer” shall have the correlative meanings.

“Triggering Event” means the VWAP of the Common Stock is at any time greater than or equal to $12.00 over any fifteen (15) Trading Days within any one hundred eighty (180) Trading Day period (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to PubCo’s Common Stock).

“Underwriter” means any investment banker(s) and manager(s) appointed to administer the offering of any Registrable Securities as principal in an Underwritten Offering.

“Underwritten Offering” means a Registration in which securities of PubCo are sold to an Underwriter for distribution to the public.

“Underwritten Shelf Take-Down” has the meaning set forth in Section 2.1(d)(ii)(A).

“Underwritten Shelf Take-Down Notice” has the meaning set forth in Section 2.1(d)(ii)(A).

“VWAP” for any security as of any trading day means the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during such trading day beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average). If the foregoing does not apply, “VWAP” shall mean the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during such trading day beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg. If no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, “VWAP” shall mean the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc for such trading day. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such shall be the fair market value per share on such day as reasonably determined by the Board of Directors (including for the avoidance of doubt a duly authorized committee thereof).

“Well-Known Seasoned Issuer” has the meaning set forth in Rule 405 promulgated by the SEC pursuant to the Securities Act.

Section 1.2. Interpretive Provisions. For all purposes of this A&R Registration Rights Agreement, except as otherwise provided in this A&R Registration Rights Agreement or unless the context otherwise requires:

(a) the meanings of defined terms are applicable to the singular as well as the plural forms of such terms;

(b) the words “hereof”, “herein”, “hereunder” and words of similar import, when used in this A&R Registration Rights Agreement, refer to this A&R Registration Rights Agreement as a whole and not to any particular provision of this A&R Registration Rights Agreement;

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(c) references in this A&R Registration Rights Agreement to any Law shall be deemed also to refer to such Law, and all rules and regulations promulgated thereunder;

(d) whenever the words “include”, “includes” or “including” are used in this A&R Registration Rights Agreement, they shall mean “without limitation;”

(e) the captions and headings of this A&R Registration Rights Agreement are for convenience of reference only and shall not affect the interpretation of this A&R Registration Rights Agreement; and

(f) pronouns of any gender or neuter shall include, as appropriate, the other pronoun forms.

Section 1.3. Effectiveness. This A&R Registration Rights Agreement shall become effective upon the Closing (as such term is defined in the Merger Agreement) (the “Effective Date”) and shall be of no further force or effect upon any termination of the Merger Agreement (without liability to either party).

ARTICLE 2

REGISTRATION RIGHTS

Section 2.1. Shelf Registration.

(a) Filing. PubCo shall use commercially reasonable efforts to file within thirty (30) business days following the Closing Date a Shelf Registration Statement covering the resale of all Registrable Securities (except as determined by PubCo pursuant to Section 2.7 as of two Business Days prior to such filing) on a delayed or continuous basis. PubCo shall use its commercially reasonable efforts to cause such Shelf Registration Statement to become effective under the Securities Act as soon as reasonably practicable after such filing, but in no event later than the 105th calendar day (or 165th calendar day if the SEC notifies PubCo that it will “review” the Shelf Registration Statement) after the Closing Date. PubCo shall maintain such Shelf Registration Statement in accordance with the terms of this A&R Registration Rights Agreement, and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep such Shelf Registration Statement continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as of which all Registrable Securities registered by such Shelf Registration Statement have been sold or cease to be Registrable Securities. In the event PubCo files a Shelf Registration Statement on Form S-1, PubCo shall use its commercially reasonable efforts to convert such Shelf Registration Statement (and any Subsequent Shelf Registration) to a Shelf Registration Statement on Form S-3 as soon as reasonably practicable after PubCo is eligible to use Form S-3. PubCo shall also use its commercially reasonable efforts to file any replacement or additional Shelf Registration Statement and use commercially reasonable efforts to cause such replacement or additional Shelf Registration Statement to become effective prior to the expiration of the initial Shelf Registration Statement filed pursuant to this Section 2.1(a).

(b) Subsequent Shelf Registration. If any Shelf Registration Statement ceases to be effective under the Securities Act for any reason at any time while there remain any Registrable Securities registered by such Shelf Registration Statement, PubCo shall use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf Registration Statement to again become effective under the Securities Act (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Shelf Registration Statement), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf Registration Statement in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf Registration Statement or file an additional Registration Statement as a Shelf Registration

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(a “Subsequent Shelf Registration”) registering the resale of all outstanding Registrable Securities registered by such prior Shelf Registration Statement. If a Subsequent Shelf Registration is filed, PubCo shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration shall be an Automatic Shelf Registration Statement if PubCo is a Well-Known Seasoned Issuer) and (ii) keep such Subsequent Shelf Registration continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as of which all Registrable Securities registered by such Subsequent Shelf Registration have been sold or cease to be Registrable Securities.

(c) Suspension of Filing or Registration. Upon receipt of written notice from the Company that a Shelf Registration Statement or Prospectus contains or includes a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until they have received copies of a supplemented or amended Registration Statement or Prospectus correcting the Misstatement (it being understood that PubCo hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until they are advised in writing by PubCo that the use of the Registration Statement or Prospectus may be resumed. PubCo shall be entitled to delay or postpone the filing or effectiveness of a Shelf Registration Statement, and from time to time to require the Holders not to sell under a Registration Statement or to suspend the effectiveness thereof, if the filing, effectiveness or continued use of a Shelf Registration Statement at any time would require PubCo to make an Adverse Disclosure or would require the inclusion in such Shelf Registration Statement of financial statements that are unavailable to PubCo for reasons beyond PubCo’s control; provided, however, that PubCo shall have a period of not more than ninety (90) days within which to delay the filing or effectiveness (but not the preparation) of such Shelf Registration Statement or, in the case of a Shelf Registration Statement that has been declared effective, to suspend the use by Holders of such Shelf Registration Statement (in each case, a “Shelf Suspension”); provided, however, that PubCo shall not be permitted to exercise in any twelve (12) month period (i) more than two (2) Shelf Suspensions pursuant to this Section 2.1(c) and Demand Delays pursuant to Section 2.2(a)(ii) in the aggregate, unless consented to in writing by Holders holding a majority of the Registrable Securities or (ii) aggregate Shelf Suspensions pursuant to this Section 2.1(c) and Demand Delays pursuant to Section 2.2(a)(ii) of more than one hundred fifty (150) days. Each Holder shall keep confidential the fact that a Shelf Suspension is in effect and the contents of any notice by PubCo of a Shelf Suspension for the permitted duration of the Shelf Suspension or until otherwise notified by PubCo, except (A) for disclosure to such Holder’s employees, agents and professional advisers who need to know such information and are obligated to keep it confidential, (B) for disclosures to the extent required in order to comply with reporting obligations to its limited partners who have agreed to keep such information confidential or (C) as required by law or subpoena. In the case of a Shelf Suspension that occurs after the effectiveness of the applicable Shelf Registration Statement, the Holders agree to suspend use of the applicable Prospectus for the permitted duration of such Shelf Suspension in connection with any sale or purchase of, or offer to sell or purchase, Registrable Securities, upon receipt of written notice by PubCo. PubCo shall immediately notify the Holders or Shelf Holders, as applicable, upon the termination of any Shelf Suspension, and (i) in the case of a Shelf Registration Statement that has not been declared effective, shall promptly thereafter file the Shelf Registration Statement and use its commercially reasonable efforts to have such Shelf Registration Statement declared effective under the Securities Act and (ii) in the case of an effective Shelf Registration Statement, shall amend or supplement the Prospectus, if necessary, so it does not contain any Misstatement prior to the expiration of the Shelf Suspension and furnish to the Shelf Holders such numbers of copies of the Prospectus as so amended or supplemented as the Shelf Holders may reasonably request. PubCo agrees, if necessary, to supplement or make amendments to the Shelf Registration Statement if required by the registration form used by PubCo for the Registration or by the instructions applicable to such registration form or by the Securities Act or the rules or regulations promulgated thereunder or as may reasonably be requested by the Shelf Holders Beneficially Owning a majority of the Registrable Securities then outstanding.

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(d) Shelf Take-Downs.

(i) Generally. Subject to the terms and provisions of this Article 2 (including Section 2.2(d)), an Eligible Take-Down Holder may initiate a Shelf Take-Down (the then Eligible Take-Down Holder, the “Shelf Take-Down Initiating Holder”) that, at the option of such Shelf Take-Down Initiating Holder (A) is in the form of an Underwritten Shelf Take-Down or a Shelf Take-Down that is not an Underwritten Shelf Take-Down and (B) in the case of an Underwritten Shelf Take-Down, is Non-Marketed or Marketed, in each case, as shall be specified in the written demand delivered by the Shelf Take-Down Initiating Holder to PubCo pursuant to the provisions of this Section 2.1(d). For the avoidance of doubt, an Eligible Take-Down Holder that is not a Shelf Take-Down Initiating Holder cannot initiate a Shelf Take-Down.

(ii) Underwritten Shelf Take-Downs.

(A) A Shelf Take-Down Initiating Holder may elect in a written demand delivered to PubCo (an “Underwritten Shelf Take-Down Notice”) for any Shelf Take-Down that it has initiated to be in the form of an Underwritten Offering (an “Underwritten Shelf Take-Down”), and PubCo shall, if so requested, file and effect an amendment or supplement of the Shelf Registration Statement for such purpose as soon as practicable; provided, that any such Underwritten Shelf Take-Down must comply with Section 2.2(d) and involve the offer and sale of Registrable Securities having a reasonably anticipated net aggregate offering price (after deduction of Underwriter commissions) of at least (I) in the case of any Marketed Underwritten Shelf Take-Down, $50,000,000 and (II) in the case of any Non-Marketed Underwritten Shelf Take-Down, $30,000,000 unless such Non-Marketed Underwritten Shelf Take-Down is for all of the Registrable Securities then held by the applicable Shelf Take-Down Initiating Holder (in which case there is no minimum other than the inclusion of all of such Registrable Securities). PubCo shall have the right to select the Underwriter or Underwriters to administer such Underwritten Shelf Take-Down; provided, that such Underwriter or Underwriters shall be reasonably acceptable to the Shelf Holders that own a majority of the Registrable Securities to be offered for sale in such Underwritten Shelf Take-Down subject to the limitations of this Section 2.1(d)(ii)(B).

(B) With respect to any Underwritten Shelf Take-Down (including any Marketed Underwritten Shelf Take-Down), in the event that a Shelf Holder otherwise would be entitled to participate in such Underwritten Shelf Take-Down pursuant to this Section 2.1(d)(ii), Section 2.1(d)(iii) or Section 2.1(d)(iv), as the case may be, the right of such Shelf Holder to participate in such Underwritten Shelf Take-Down shall be conditioned upon such Shelf Holder’s participation in such underwriting and the inclusion of such Shelf Holder’s Registrable Securities in the Underwritten Offering to the extent provided herein. PubCo, together with all Shelf Holders proposing to distribute their securities through such Underwritten Shelf Take-Down, shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected in accordance with Section 2.1(d)(ii)(A). Notwithstanding any other provision of this Section 2.1, if the Underwriter shall advise PubCo that marketing factors (including an adverse effect on the per security offering price) require a limitation of the number of Registrable Securities to be underwritten in an Underwritten Shelf Take-Down, then PubCo shall so advise all Shelf Holders that have requested to participate in such Underwritten Shelf Take-Down, and the number of Registrable Securities that may be included in such Underwritten Shelf Take-Down shall be allocated pro rata among such Shelf Holders in proportion, as nearly as practicable, to the respective amounts of Registrable Securities held by such Shelf Holders at the time of such Underwritten Shelf Take-Down; provided, that any Registrable Securities thereby allocated to a Shelf Holder that exceeds such Shelf Holder’s request shall be reallocated among the remaining Shelf Holders in like manner; and provided, further, that the number of Registrable Securities to be included in such Underwritten Shelf Take-Down shall not be reduced unless all other Equity Securities of PubCo are first entirely excluded from any contemporaneous Underwritten Offering. No Registrable Securities excluded from an Underwritten Shelf Take-Down by reason of the Underwriter’s marketing limitation shall be included in such Underwritten Offering. For the avoidance of doubt, PubCo may include securities for its own account (or for the account of any other Persons) in such Underwritten Shelf Take-Down subject to the limitations of this Section 2.2.

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(iii) Marketed Underwritten Shelf Take-Downs. The Shelf Take-Down Initiating Holder submitting an Underwritten Shelf Take-Down Notice shall indicate in such notice that it delivers to PubCo pursuant to Section 2.1(d)(ii) whether it intends for such Underwritten Shelf Take-Down to be Marketed (a “Marketed Underwritten Shelf Take-Down”). Upon receipt of an Underwritten Shelf Take-Down Notice indicating that such Underwritten Shelf Take-Down will be a Marketed Underwritten Shelf Take-Down, PubCo shall promptly (but in any event no later than ten (10) days prior to the expected date of such Marketed Underwritten Shelf Take-Down) give written notice of such Marketed Underwritten Shelf Take-Down to all other Eligible Take-Down Holders of Registrable Securities under such Shelf Registration Statement and any such Eligible Take-Down Holders requesting inclusion in such Marketed Underwritten Shelf Take-Down must respond in writing within five (5) days after the receipt of such notice. Each such Eligible Take-Down Holder that timely delivers any such request shall be permitted to sell in such Marketed Underwritten Shelf Take-Down subject to the terms and conditions of Section 2.1(d)(ii).

(iv) Non-Marketed Underwritten Shelf Take-Downs and Non-Underwritten Shelf Take-Downs.

(A) Any Shelf Take-Down Initiating Holder may initiate (x) an Underwritten Shelf Take-Down that is Non-Marketed (a “Non-Marketed Underwritten Shelf Take-Down”) or (y) a Shelf Take-Down that is not an Underwritten Shelf Take-Down (a “Non-Underwritten Shelf Take-Down”) by providing written notice thereof to PubCo and, to the extent required by Section 2.1(d)(iv)(B), PubCo shall provide written notice thereof to all other Eligible Take-Down Holders.

(B) With respect to each Non-Marketed Underwritten Shelf Take-Down, the Shelf Take-Down Initiating Holder initiating such Non-Marketed Underwritten Shelf Take-Down shall provide written notice (a “Non-Marketed Underwritten Shelf Take-Down Notice”) of such Non-Marketed Underwritten Shelf Take-Down to PubCo and PubCo shall provide written notice thereof to all other Eligible Take-Down Holders at least forty-eight (48) hours prior to the expected time of the pricing of the applicable Non-Marketed Underwritten Shelf Take-Down, which Non-Marketed Underwritten Shelf Take-Down Notice shall set forth (I) the total number of Registrable Securities expected to be offered and sold in such Non-Marketed Underwritten Shelf Take-Down, (II) the expected timing and plan of distribution of such Non-Marketed Underwritten Shelf Take-Down, (III) an invitation to each Eligible Take-Down Holder to elect (such Eligible Take-Down Holders who make such an election being “Take-Down Tagging Holders” and, together with the Shelf Take-Down Initiating Holders and all other Persons (other than any Affiliates of the Shelf Take-Down Initiating Holders) who otherwise are Transferring, or have exercised a contractual or other right to Transfer, Registrable Securities in connection with such Non-Marketed Underwritten Shelf Take-Down, the “Non-Marketed Underwritten Shelf Take-Down Selling Holders”) to include in the Non-Marketed Underwritten Shelf Take-Down Registrable Securities held by such Take-Down Tagging Holder (but subject to Section 2.1(d)(ii)(B)) and (IV) the action or actions required (including the timing thereof) in connection with such Non-Marketed Underwritten Shelf Take-Down with respect to each Eligible Take-Down Holder that elects to exercise such right (including the delivery of one or more stock certificates representing Registrable Securities of such Eligible Take-Down Holder to be sold in such Non-Marketed Underwritten Shelf Take-Down).

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(C) Upon delivery of a Non-Marketed Underwritten Shelf Take-Down Notice, each Eligible Take-Down Holder may elect to sell Registrable Securities in such Non-Marketed Underwritten Shelf Take-Down, at the same price per Registrable Security and pursuant to the same terms and conditions with respect to payment for the Registrable Securities as agreed to by the Shelf Take-Down Initiating Holders, by sending an irrevocable written notice (a “Take-Down Participation Notice”) to PubCo within the time period specified in such Non-Marketed Underwritten Shelf Take-Down Notice (which time period shall be at least twenty-four (24) hours prior to the expected time of the pricing of the applicable Non-Marketed Underwritten Shelf Take-Down), indicating their election to sell up to the number of Registrable Securities in the Non-Marketed Underwritten Shelf Take-Down specified by such Eligible Take-Down Holder in such Take-Down Participation Notice (but, in all cases, subject to Section 2.1(d)(ii)(B)). Following the time period specified in such Non-Marketed Underwritten Shelf Take-Down Notice, each Take-Down Tagging Holder that has delivered a Take-Down Participation Notice shall be permitted to sell in such Non-Marketed Underwritten Shelf Take-Down on the terms and conditions set forth in the Non-Marketed Underwritten Shelf Take-Down Notice, concurrently with the Shelf Take-Down Initiating Holders and the other Non-Marketed Underwritten Shelf Take-Down Selling Holders, the number of Registrable Securities calculated pursuant to Section 2.1(d)(ii)(B). It is understood that in order to be entitled to exercise their right to sell Registrable Securities in a Non-Marketed Underwritten Shelf Take-Down pursuant to this Section 2.1(d)(iv), each Take-Down Tagging Holder must agree to make the same representations, warranties, covenants, indemnities and agreements, if any, as the Shelf Take-Down Initiating Holders agree to make in connection with the Non-Marketed Underwritten Shelf Take-Down, with such additions or changes as are required of such Take-Down Tagging Holder by the Underwriters (if applicable).

(D) Notwithstanding the delivery of any Non-Marketed Underwritten Shelf Take-Down Notice, all determinations as to whether to complete any Non-Marketed Underwritten Shelf Take-Down and as to the timing, manner, price and other terms and conditions of any Non-Marketed Underwritten Shelf Take-Down shall be at the sole discretion of the applicable Shelf Take-Down Initiating Holder, and PubCo agrees to cooperate in facilitating any Non-Marketed Underwritten Shelf Take-Down pursuant to this Section 2.1(d). Each of the Eligible Take-Down Holders agrees to reasonably cooperate with each of the other Eligible Take-Down Holders and PubCo to establish notice, delivery and documentation procedures and measures to facilitate such other Eligible Take-Down Holders’ participation in Non-Marketed Underwritten Shelf Take-Downs pursuant to this Section 2.1(d).

(E) With respect to each Non-Underwritten Shelf Take-Down, the Shelf Take-Down Initiating Holder initiating such Non-Underwritten Shelf Take-Down shall provide written notice of such Non-Underwritten Shelf Take-Down to PubCo at least forty-eight (48) hours prior to the expected time of such Non-Underwritten Shelf Take-Down, which shall set forth (I) the total number of Registrable Securities expected to be offered and sold in such Non-Underwritten Shelf Take-Down, (II) the expected timing and plan of distribution of such Non-Underwritten Shelf Take-Down, and (III) the action or actions required (including the timing thereof) in connection with such Non-Underwritten Shelf Take-Down.

Section 2.2. Demand Registrations.

(a) Holders’ Demand for Registration. Subject to Section 2.2(d), if, at a time when a Shelf Registration Statement is not effective pursuant to Section 2.1, PubCo shall receive from an Eligible Demand Participation Holder (such Holder(s), the “Demand Initiating Holder”) a written demand that PubCo effect any Registration in connection with an Underwritten Offering other than a Shelf Registration or a Shelf Take-Down (a “Demand Registration”) of Registrable Securities held by such Holder(s) having a reasonably anticipated net aggregate offering price (after deduction of Underwriter commissions and offering expenses) of at least $50,000,000, PubCo will:

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(i) promptly (but in any event within five (5) days prior to the date such Demand Registration becomes effective under the Securities Act) give written notice of the proposed Demand Registration to all other Holders; and

(ii) use its commercially reasonable efforts to effect such registration as soon as practicable and facilitate the sale and distribution of all or such portion of such Demand Initiating Holders’ Registrable Securities as are specified in such demand, together with all or such portion of the Registrable Securities of any other Holders joining in such demand (together with the Demand Initiating Holder, the “Participating Holders”) as are specified in a written demand received by PubCo within five (5) days after such written notice is given; provided that PubCo shall not be obligated to file any Registration Statement or other disclosure document pursuant to this Section 2.2 (but shall be obligated to continue to prepare such Registration Statement or other disclosure document) if the filing or effectiveness of such Registration Statement at any time would require PubCo to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to PubCo for reasons beyond PubCo’s control; provided, however, that PubCo may, in its discretion, defer the filing of such Registration Statement for an additional period (each, a “Demand Delay”) of not more than ninety (90) days; provided, however, that PubCo shall not exercise, in any twelve (12) month period, more than two (2) Demand Delays pursuant to this Section 2.2(a), unless consented to in writing by the Participating Holders holding a majority of the Registrable Securities held by such Participating Holders. Each Participating Holder shall keep confidential the fact that a Demand Delay is in effect and the contents of any notice by PubCo of a Demand Delay for the permitted duration of the Demand Delay or until otherwise notified by PubCo, except (A) for disclosure to such Participating Holder’s employees, agents and professional advisers who need to know such information and are obligated to keep it confidential, (B) for disclosures to the extent required in order to comply with reporting obligations to its limited partners who have agreed to keep such information confidential or (C) as required by law.

(b) Underwriting. If the Demand Initiating Holders intend to distribute the Registrable Securities covered by their demand by means of an Underwritten Offering, they shall so advise PubCo as part of their demand made pursuant to this Section 2.2, and PubCo shall include such information in the written notice referred to in Section 2.2(a)(i). In such event, the right of any Holder to registration pursuant to this Section 2.2 shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in the Underwritten Offering to the extent provided herein. PubCo, together with all holders of Registrable Securities proposing to distribute their securities through such Underwritten Offering, shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected by PubCo and reasonably satisfactory to the Participating Holders that own a majority of the Registrable Securities to be offered for sale in such Underwritten Offering. Notwithstanding any other provision of this Section 2.2, if the Underwriter shall advise PubCo that marketing factors (including an adverse effect on the per security offering price) require a limitation of the number of Registrable Securities to be underwritten, then PubCo shall so advise all Participating Holders that have requested to participate in such offering, and the number of Registrable Securities that may be included in the Demand Registration and Underwritten Offering shall be allocated in the following manner: (A) first, to the Participating Holders on a pro rata basis based on the total number of Registrable Securities held by such Holders, (B) second, to PubCo and (C) third, to other holders of Equity Securities of PubCo exercising a contractual or other right to dispose of such Equity Securities in such Underwritten Offering on a pro rata basis based on the total number of Equity Securities of PubCo held by such persons; provided, that any Registrable Securities or Equity Securities thereby allocated to any such person that exceed such person’s request shall be reallocated among the remaining requesting Participating Holders or other requesting holders, as applicable, in like manner. No Registrable Securities excluded from the Underwritten Offering by reason of the Underwriter’s marketing limitation shall be included in such Demand Registration. For the avoidance of doubt, PubCo may include securities for its own account (or for the account of any other Persons) in such Demand Registration subject to the limitations of this Section 2.2.

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(c) Effective Registration. PubCo shall be deemed to have effected a Demand Registration if the Registration Statement pursuant to such registration is declared effective by the SEC and PubCo has complied with all of its obligations under this A&R Registration Rights Agreement with respect thereto. No Demand Registration shall be deemed to have been effected if such registration is subsequently interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court unless and until (i) such stop order or injunction is removed, rescinded or otherwise terminated and (ii) a majority-in-interest of the Demand Initiating Holders thereafter affirmatively elect to continue with such Registration and accordingly notify PubCo in writing, but in no event later than five (5) days, of such election; provided that PubCo shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.

(d) Restrictions on Registered Offerings. Notwithstanding the rights and obligations set forth in Section 2.1 and/or Section 2.2, in no event shall PubCo be obligated to take any action to effect:

(i) any Demand Registration or Shelf Take-Down at the request of any Holder prior to the expiration of the Lock-Up Period, to the extent such request relates to Registrable Securities that have not been released from the Lock-Up restrictions of Section 3.1;

(ii) any Demand Registration or Underwritten Shelf Take-Down at the request of the Sponsor, except the Sponsor shall be entitled to initiate one (1) Demand Registration or Underwritten Shelf Take-Down in accordance with the terms of this Article 2, to the extent such request relates to Registrable Securities that have been released from the Lock-Up restrictions of Section 3.1;

(iii) more than three (3) Demand Registrations under this Section 2.2 (other than under clause (ii) above), except the Company Shareholders shall be entitled to initiate two (2) Demand Registrations or Underwritten Shelf Take-Downs in accordance with the terms of this Article 2;

(iv) more than an aggregate of three (3) Underwritten Offerings (including Underwritten Shelf Take-Downs) (other than under clause (ii) above), except the Company Shareholders shall be entitled to initiate two (2) Underwritten Offerings in accordance with the terms of this Article 2;

(v) more than one (1) Underwritten Offering (including Underwritten Shelf Take-Downs) in any 180-day period; or

(vi) any Demand Registration while a Shelf Registration Statement remains outstanding in accordance with the terms of this A&R Registration Rights Agreement.

A majority-in-interest of the Demand Initiating Holders shall have the right to withdraw from a Demand Registration for any or no reason whatsoever upon written notification to PubCo and any Underwriter or Underwriters of their intention to withdraw from such Demand Registration prior to the effectiveness of the Registration Statement filed with the SEC with respect to the Registration of their Registrable Securities pursuant to such Demand Registration. If a majority-in-interest of the Demand Initiating Holders (i) withdraws from a proposed offering pursuant to this Section 2.2(d) and (ii) reimburse the Registration Expenses of PubCo incurred in respect of such aborted Demand Registration, then such registration shall not count as a Demand Registration provided for in Section 2.2.

Notwithstanding anything to the contrary in this Section 2.2(d), in the event that Company Shareholders that are Demand Initiating Holders or Shelf Take-Down Initiating Holders, as applicable, do not sell at least fifty percent (50%) of the Registrable Securities requested to be sold in a Demand Registration or an Underwritten Shelf Take-Down as a result of the Underwriter advising PubCo that marketing factors (including an adverse effect on the per security offering price) require a limitation of the number of Registrable Securities to be underwritten, then for purposes of clauses (iv), (v) and (vi) above, such Demand Registration or Underwritten Shelf Take-Down (as applicable) shall not be considered a Demand Registration or Underwritten Shelf Take-Down effected at the request of such Demand Initiating Holder or Shelf Take-Down Initiating Holder.

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Section 2.3. Piggyback Registration.

(a) If at any time or from time to time PubCo shall determine to register any of its Equity Securities, either for its own account or for the account of security holders (other than in (1) a registration relating solely to employee benefit plans, (2) a registration statement on Form S-4 or S-8 (or such other similar successor forms then in effect under the Securities Act), (3) a registration pursuant to which PubCo is offering to exchange its own securities for other securities, (4) a registration statement relating solely to dividend reinvestment or similar plans, (5) a Shelf Registration Statement pursuant to which only the initial purchasers and subsequent Transferees of debt securities of PubCo or any of its subsidiaries that are convertible for Common Stock and that are initially issued pursuant to Rule 144A and/or Regulation S (or any successor provision) of the Securities Act may resell such notes and sell the Common Stock into which such notes may be converted, (6) a registration pursuant to Section 2.1 or Section 2.2 hereof, (7) a “universal” Shelf Registration Statement on Form S-3) or (8) a registration expressly contemplated by the PIPE Subscription Agreements, PubCo will:

(i) promptly (but in no event less than ten (10) days before the effective date of the relevant Registration Statement) give to each Holder written notice thereof; and

(ii) include in such Registration (and any related qualification under state securities laws or other compliance), and in any Underwritten Offering involved therein, all the Registrable Securities specified in a written request or requests made within five (5) days after receipt of such written notice from PubCo by any Holder or Holders except as set forth in Section 2.3(b) below.

Each Holder shall keep confidential its receipt of any such notice until the contents of such notice are publicly announced by PubCo or until otherwise notified by PubCo, except (A) for disclosure to such Holder’s employees, agents and professional advisers who need to know such information and are obligated to keep it confidential, (B) for disclosures to the extent required in order to comply with reporting obligations to its limited partners who have agreed to keep such information confidential or (C) as required by law or subpoena.

Notwithstanding anything herein to the contrary, this Section 2.3 shall not apply (i) prior to the expiration of the Lock-Up Period in respect of any Holder, to the extent relating to Registrable Securities that have not been released from the Lock-Up restrictions of Section 3.1 or (ii) to any Shelf Take-Down irrespective of whether such Shelf Take-Down is an Underwritten Shelf Take-Down or not an Underwritten Shelf Take-Down.

(b) Underwriting. If the Registration of which PubCo gives notice pursuant to Section 2.3(a) is for an Underwritten Offering, PubCo shall so advise the Holders as a part of the written notice given pursuant to Section 2.3(a)(i). In such event the right of any Holder to participate in such registration pursuant to this Section 2.3 shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in the Underwritten Offering to the extent provided herein. All Holders proposing to dispose of their Registrable Securities through such Underwritten Offering, together with PubCo and the other parties distributing their Equity Securities of PubCo through such Underwritten Offering, shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such Underwritten Offering by PubCo. Notwithstanding any other provision of this Section 2.3, if the Underwriters shall advise PubCo that marketing factors (including, without limitation, an adverse effect on the per security offering price) require a limitation of the number of Registrable Securities to be underwritten, then PubCo may limit the number of Registrable Securities to be included in the Registration and Underwritten Offering as follows:

(i) If the Registration is initiated and undertaken for PubCo’s account, PubCo shall so advise all Holders of Registrable Securities that have requested to participate in such offering, and the number of Registrable Securities that may be included in the Registration and Underwritten Offering shall be allocated in the following manner: (A) first, to PubCo, (B) second, to the Holders of Registrable Securities on a pro rata basis based on the total number of Registrable Securities held by such Holders and (C) third, to other holders of Equity Securities of PubCo exercising a contractual or other right to dispose of such Equity Securities in such Underwritten Offering on a pro rata basis based on the total number of Equity Securities of PubCo held by such persons; provided, that any Registrable Securities or Equity Securities thereby allocated to any such person that exceed such person’s request shall be reallocated among the remaining requesting Holders or other requesting holders, as applicable, in like manner.

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(ii) If the Registration is initiated and undertaken at the request of one or more holders of Equity Securities of PubCo who are not Holders, PubCo shall so advise all Holders of Registrable Securities that have requested to participate in such offering, and the number of Registrable Securities that may be included in the Registration and Underwritten Offering shall be allocated in the following manner: (A) first, to the initiating holders of Equity Securities of PubCo exercising a contractual or other right to dispose of such Equity Securities in such Underwritten Offering, on a pro rata basis based on the total number of Equity Securities of PubCo, (B) second, to the Holders of Registrable Securities on a pro rata basis based on the total number of Registrable Securities held by such Holders, (C) third, to PubCo, (D) fourth, to other holders of Equity Securities of PubCo exercising a contractual or other right to dispose of such Equity Securities in such Underwritten Offering on a pro rata basis based on the total number of Equity Securities of PubCo held by such persons; provided, that any Registrable Securities or Equity Securities thereby allocated to any such person that exceed such person’s request shall be reallocated among the remaining requesting Holders or other requesting holders, as applicable, in like manner.

No securities excluded from the Underwritten Offering by reason of the Underwriter’s marketing limitation shall be included in such Registration.

(c) Right to Terminate Registration. PubCo shall have the right to terminate or withdraw any Registration initiated by it under this Section 2.3 prior to the effectiveness of such Registration whether or not any Holder has elected to include Registrable Securities in such Registration.

Section 2.4. Expenses of Registration. Except as provided in Section 2.2(d), all Registration Expenses incurred in connection with all Registrations or other Transfers effected pursuant to or permitted by this A&R Registration Rights Agreement shall be borne by PubCo. It is acknowledged by the Holders that the Holders selling or otherwise Transferring any Registrable Securities in any Registration or Transfer shall bear all incremental selling expenses relating to the sale or Transfer of such Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing such Holders, in each case pro rata based on the number of Registrable Securities that such Holders have sold or Transferred in such Registration. Any transfer taxes with respect to the sale of Registrable Securities will be borne by the Holder of such Registrable Securities.

Section 2.5. Obligations of PubCo. Whenever required under this Article 2 to effect the Registration of any Registrable Securities, PubCo shall, as expeditiously as reasonably possible:

(a) prepare and file with the SEC a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold or are no longer outstanding (such period, the “Effectiveness Period”);

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(b) prepare and file with the SEC such amendments, post-effective amendments and supplements to such Registration Statement and the Prospectus used in connection with such Registration Statement as may be required by the rules, regulations or instructions applicable to the registration form used by PubCo or by the Securities Act or rules and regulations thereunder to keep such Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

(c) permit a representative of the Holders, any Underwriter participating in any distribution pursuant to such Registration and any attorney or accountant retained by such Holders, to participate in good faith in the preparation of such Registration Statement and cause PubCo’s officers, directors and employees to supply all information reasonably requested by any such representative, attorney or accountant in connection with the Registration; provided, however, that such representatives enter into a confidentiality agreement, in form and substance reasonably satisfactory to PubCo, prior to the release or disclosure of any such information;

(d) during the Effectiveness Period, furnish to the Holders such numbers of copies of the Registration Statement and the related Prospectus, including all exhibits thereto and documents incorporated by reference therein and a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them; provided that PubCo will not have any obligation to provide any document pursuant to this clause that is available on the SEC’s EDGAR system;

(e) in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter(s) of such offering; each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement;

(f) notify each Holder of Registrable Securities covered by such Registration Statement, at any time when a Prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes existing Misstatement;

(g) notify each Holder of Registrable Securities covered by such Registration Statement as soon as reasonably practicable after notice thereof is received by PubCo of the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement or any order by the SEC or any other regulatory authority preventing or suspending the use of any preliminary or final Prospectus or the initiation or threatening of any proceedings for such purposes, or any notification with respect to the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

(h) use its commercially reasonable efforts to prevent the issuance of any stop order suspending the effectiveness of any Registration Statement or of any order preventing or suspending the use of any preliminary or final Prospectus and, if any such order is issued, to use commercially reasonable efforts to obtain the withdrawal of any such order as soon as reasonably practicable;

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(i) use its commercially reasonable efforts to register or qualify, and cooperate with the Holders of Registrable Securities covered by such Registration Statement, the Underwriters, if any, and their respective counsel, in connection with the Registration or qualification of such Registrable Securities for offer and sale under the blue sky or securities laws of each state and other jurisdiction of the United States as any such Holder or Underwriters, if any, or their respective counsel reasonably request in writing, and do any and all other things reasonably necessary or advisable to keep such Registration or qualification in effect for such period as required by Section 2.1(b) and Section 2.2(c), as applicable; provided, that PubCo shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or take any action which would subject it to taxation or service of process in any such jurisdiction where it is not then so subject;

(j) in the case of an Underwritten Offering, obtain for delivery to the Underwriters an opinion or opinions from counsel for PubCo, dated the date of the closing under the underwriting agreement, in customary form, scope and substance, which opinions shall be reasonably satisfactory to the managing Underwriter;

(k) in the case of an Underwritten Offering, obtain for delivery to PubCo and the Underwriters a comfort letter from PubCo’s independent certified public accountants in customary form and covering such matters of the type customarily covered by comfort letters as the managing Underwriter reasonably requests;

(l) use its commercially reasonable efforts to list the Registrable Securities that are covered by such Registration Statement with any securities exchange or automated quotation system on which the Common Stock or other Equity Securities of PubCo, as applicable, are then listed;

(m) provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by the applicable Registration Statement from and after a date not later than the effective date of such Registration Statement;

(n) cooperate with Holders including Registrable Securities in such Registration and the managing Underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold, such certificates to be in such denominations and registered in such names as such Holders or the managing Underwriters may request at least two (2) Business Days prior to any sale of Registrable Securities;

(o) make available to its security holders, as soon as reasonably practicable, an earnings statement satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the SEC);

(p) in the case of an Underwritten Offering that is Marketed, cause appropriate personnel of PubCo to participate in the customary “road show” presentations that may be reasonably requested by the managing Underwriter; and

(q) otherwise, in good faith, reasonably cooperate with, and take such customary actions as may reasonably be requested by, the Holders, in connection with such Registration.

Section 2.6. Indemnification.

(a) PubCo will, and does hereby undertake to, indemnify and hold harmless each Holder of Registrable Securities and each of such Holder’s officers, directors, partners, members, stockholders and agents, legal counsel and accountants for each such Holder, any underwriter (as defined in the Securities Act) for each such Holder and each Person, if any, who controls such Holder, within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act against all claims,

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losses, damages, liabilities and expenses (including reasonable attorneys’ fees) arising out of or based upon any Misstatement or alleged Misstatement or any violation or alleged violation by PubCo (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law; provided that PubCo will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission made in reliance and in conformity with written information furnished to PubCo by such Holder expressly for use therein.

(b) Each Holder (if Registrable Securities held by or issuable to such Holder are included in such Registration, qualification, compliance or sale pursuant to this Article 2) will, and does hereby undertake to, indemnify and hold harmless, severally and not jointly, PubCo and each of its officers who has signed the Registration Statement, directors, partners, members, stockholders and agents, legal counsel and accountants for PubCo, any underwriter (as defined in the Securities Act), any other Holder selling securities in such Registration Statement, any controlling Person of any such underwriter or other Holder and each Person, if any, who controls PubCo within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, against all claims, losses, damages, liabilities and expenses (including reasonable attorneys’ fees) (or actions in respect thereof) arising out of or based upon (i) any Misstatement or alleged Misstatement or (ii) any violation or alleged violation by PubCo (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law, but in the case of clause (i), only to the extent, that such Misstatement or alleged Misstatement was made in such Registration Statement, prospectus, offering circular, free writing prospectus or other document, in reliance upon and in conformity with written information that relates to such Holder in its capacity as a selling security Holder and was furnished to PubCo by such Holder expressly for use therein; provided, however, that the aggregate liability of each Holder hereunder shall be limited to the net proceeds after underwriting discounts and commissions received by such Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation, except in the case of fraud or willful misconduct by such Holder.

(c) Each party entitled to indemnification under this Section 2.6 (the “Indemnified Party”) shall give notice to the party required to provide such indemnification (the “Indemnifying Party”) of any claim as to which indemnification may be sought promptly after such Indemnified Party has actual knowledge thereof, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom; provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be subject to approval by the Indemnified Party (whose approval shall not be unreasonably withheld) and the Indemnified Party may participate in such defense at the Indemnifying Party’s expense if representation of such Indemnified Party would be, in the reasonable judgment of the Indemnified Party, inappropriate due to an actual or potential conflict of interest between such Indemnified Party and any other party represented by such counsel in such proceeding or there may be reasonable defenses available to the Indemnified Party that are different from or additional to those available to the Indemnifying Party; and provided, further, that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 2.6, except to the extent that such failure to give notice materially prejudices the Indemnifying Party in the defense of any such claim or any such litigation. An Indemnifying Party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such Indemnifying Party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. If such defense is assumed by the Indemnifying Party, the Indemnifying Party shall not be subject to any liability for any settlement made by the Indemnified Party without its consent (but such consent shall not be unreasonably withheld). No Indemnifying Party shall, without the consent of the Indemnified Party, not to be unreasonably withheld or delayed, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the Indemnifying Party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

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(d) In order to provide for just and equitable contribution in case indemnification is prohibited or limited by law, the Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any Misstatement or alleged Misstatement, has been made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and such Person’s relative intent, knowledge, access to information and opportunity to correct or prevent such actions; provided, however, that in any case, (i) no Holder will be required to contribute any amount in excess of the net proceeds after underwriting discounts and commissions received by such Holder upon the sale of the Registrable Securities giving rise to such contribution obligation and (ii) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The Parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 2.6(d) were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 2.6(d).

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in any underwriting agreement entered into in connection with any Underwritten Offering conflict with the foregoing provisions, the provisions in such underwriting agreement shall control.

Section 2.7. Information by Holder. The Holder or Holders of Registrable Securities included in any Registration shall furnish to PubCo such information regarding such Holder or Holders and the distribution proposed by such Holder or Holders as PubCo may reasonably request in writing and as shall be required in connection with any Registration, qualification or compliance referred to in this Article 2. Each Holder agrees, if requested in writing by PubCo, to represent to PubCo the total number of Registrable Securities held by such Holder in order for PubCo to make determinations under this A&R Registration Rights Agreement, including for purposes of Section 2.9 hereof. Notwithstanding anything to the contrary contained in this A&R Registration Rights Agreement, if any Holder does not provide PubCo with information requested pursuant to this Section 2.7, PubCo may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if PubCo determines, based on the advice of outside counsel, that such information is necessary to effect the Registration and such Holder continues thereafter to withhold such information. No Person may participate in any Underwritten Offering of Equity Securities of PubCo pursuant to a Registration under this A&R Registration Rights Agreement unless such Person completes and executes all customary questionnaires, powers of attorney, custody agreements, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements. Subject to the minimum thresholds set forth in Section 2.1(d)(ii) and Section 2.2(a) of this A&R Registration Rights Agreement, the exclusion of a Holder’s Registrable Securities as a result of this Section 2.7 shall not affect the registration of the other Registrable Securities to be included in such Registration.

Section 2.8. Delay of Registration. No Holder shall have any right to obtain, and hereby waives any right to seek, an injunction restraining or otherwise delaying any such Registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Article 2.

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Section 2.9. Rule 144 Reporting. As long as any Holder shall own Registrable Securities, PubCo, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by PubCo after the date hereof pursuant to Section 13(a) or 15(d) of the Exchange Act. PubCo further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to resell or otherwise dispose of shares of Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the SEC), including providing any customary legal opinions. Upon the request of any Holder, PubCo shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

Section 2.10. “Market Stand Off” Agreement. Each Holder hereby agrees with PubCo that, with respect to Underwritten Offerings in which such Holder participates, during such period (which period shall in no event exceed 90 days) following the effective date of a Registration Statement of PubCo (or, in the case of an Underwritten Shelf Take-Down, the date of the filing of a preliminary Prospectus or Prospectus supplement relating to such Underwritten Offering (or if there is no such filing, the first contemporaneous press release announcing commencement of such Underwritten Offering)) as the Holders that own a majority of the Registrable Securities participating in such Underwritten Offering may agree to with the Underwriter or Underwriters of such Underwritten Offering (a “Market Stand-Off Period”), such Holder or its Affiliates shall not Transfer (other than to donees who agree to be similarly bound) any Registrable Securities held by it at any time during such period except Registrable Securities included in such Registration. In connection with any Underwritten Offering contemplated by this Section 2.10, PubCo shall use commercially reasonable efforts to cause each director and executive officer of PubCo to execute a customary lock-up for the Market Stand-Off Period. Each Holder agrees with PubCo that it shall deliver to the Underwriter or Underwriters for any such Underwritten Offering a customary agreement (with customary terms, conditions and exceptions) that is substantially similar to the agreement delivered to the Underwriter or Underwriters by the Holders that own a majority of the Registrable Securities participating in such Registration reflecting their agreement set forth in this Section 2.10; provided, that such agreement shall not be materially more restrictive than any similar agreement entered into by PubCo’s directors and executive officers participating in such Underwritten Offering; provided, further, that such agreement shall not be required unless all Holders are required to enter into similar agreements; provided, further, that such agreement shall provide that any early release of any Holder from the provisions of the terms of such agreement shall be on a pro rata basis among all Holders.

Section 2.11. Other Obligations. In connection with a Transfer of Registrable Securities exempt from Section 5 of the Securities Act or through any broker-dealer transactions described in the plan of distribution set forth within the Prospectus and pursuant to the Registration Statement of which such Prospectus forms a part, PubCo shall, subject to applicable Law, as interpreted by PubCo with the advice of counsel, and the receipt of any customary documentation required from the applicable Holders in connection therewith, (a) promptly instruct its transfer agent to remove any restrictive legends applicable to the Registrable Securities being Transferred and (b) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under clause (a). In addition, PubCo shall cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with the aforementioned Transfers; provided, however, that PubCo shall have no obligation to participate in any “road shows” or assist with the preparation of any offering memoranda or related documentation with respect to any Transfer of Registrable Securities in any transaction that does not constitute an Underwritten Offering.

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Section 2.12. Term. Article 2 shall terminate on the earlier of (i) the fifth (5th) anniversary of the date of this A&R Registration Rights Agreement and (ii) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 2.6 shall survive any such termination with respect to such Holder.

Section 2.13. Other Registration Rights. Other than the registration rights set forth in the Original RRA and in the PIPE Subscription Agreements, PubCo represents and warrants that no Person, other than a Holder of Registrable Securities pursuant to this A&R Registration Rights Agreement, has any right to require PubCo to register any securities of PubCo for sale or to include such securities of PubCo in any Registration Statement filed by PubCo for the sale of securities for its own account or for the account of any other Person. Further, each of PubCo and the Sponsor represents and warrants that this A&R Registration Rights Agreement supersedes any other registration rights agreement or agreement (including the Original RRA), among any of the relevant parties; other than, in respect of any Holders who are also party to the PIPE Subscription Agreements, the PIPE Subscription Agreements.

Section 2.14. Termination of Original RRA. Upon the Closing, PubCo and the Sponsor hereby agree that the Original RRA and all of the respective rights and obligations of the parties thereunder are hereby terminated in their entirety and shall be of no further force or effect.

ARTICLE 3

LOCK-UP

Section 3.1. Lock-Up.

(a) Subject to Section 3.1(b), the Holders may not Transfer any Lock-Up Shares during the Lock-Up Period (the “Lock-Up”).

(b) Notwithstanding the provisions set forth in Section 3.1(a), the Holders or their respective Permitted Transferees may Transfer the Lock-Up Shares during the Lock-Up Period (i) as a bona fide gift or charitable contribution; (ii) to a trust, or other entity formed for estate planning purposes for the primary benefit of the spouse, domestic partner, parent, sibling, child or grandchild of such Holder or any other natural person with whom such Holder has a relationship by blood, marriage or adoption not more remote than first cousin; (iii) by will or intestate succession upon the death of the Holder; (iv) pursuant to a qualified domestic order, court order or in connection with a divorce settlement, or any legal, regulatory or other order; (v) if such Holder is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that controls, is controlled by or is under common control or management with the Holder, or (B) to partners, limited liability company members or stockholders of the Holder, including, for the avoidance of doubt, where the Holder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership; (vi) if such Holder is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (vii) to a nominee or custodian of a person or entity to whom a disposition or Transfer would be permissible under clauses (i) through (vi) of this Section 3.1(b); (viii) as a pledge or other grant of a security interest in Lock-Up Shares to one or more financial or lending institutions as collateral or security in connection with any bona fide loans, advances or extensions of credit or debt transaction (or enforcement thereunder) entered into by the Holder or any of its Affiliates, or any refinancings thereof, and any Transfers of such Lock-Up Shares upon foreclosure thereof, so long as the applicable Transferee agrees in writing to be bound by the restrictions set forth herein; (ix) pursuant to a bona fide third-party tender offer, merger, stock sale, recapitalization, consolidation or other transaction involving a change in control of PubCo; provided, however, that if such tender offer, merger, stock sale, recapitalization, consolidation or other such transaction is not completed, the Lock-Up Shares shall remain subject to the Lock-Up; (x) the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the 1934 Act; provided, however, that such plan does not provide for the Transfer of Lock-Up Shares during the Lock-Up Period; (xi) to PubCo in connection with the repurchase

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of such Holder’s shares in connection with the termination of the Holder’s employment with PubCo or any subsidiary of PubCo pursuant to contractual agreements with the PubCo; (xii) to satisfy tax withholding obligations in connection with the exercise of options to purchase shares of Common Stock of PubCo or the vesting or settlement of PubCo stock-based awards; (xiii) in payment on a “net exercise” or “cashless” basis of the exercise or purchase price with respect to the exercise of options to purchase shares of Common Stock of PubCo; or (xiv) from and after the occurrence of a Triggering Event (the “Release Date”).

(c) In order to enforce this Section 3.1, PubCo may impose stop transfer instructions with respect to the Lock-Up Shares until the end of the Lock-Up Period.

(d) Notwithstanding the other provisions set forth in this Section 3.1, the Board (including, for the avoidance of doubt and to the fullest extent permitted by law, a duly authorized committee thereof) may, in its sole discretion, determine to waive, amend, or repeal the Lock-Up obligations set forth herein; provided that, for so long as at least one director designated by Sponsor is then serving on the Board, any decision by the Board (or such committee) to waive, amend, or repeal the Lock-Up obligations set forth herein shall include the affirmative vote or consent of at least one director designated by Sponsor.

(e) The Transferee of any Lock-Up Shares prior to the expiration of the Lock-Up Period in accordance with the terms of this A&R Registration Rights Agreement shall have no rights under this A&R Registration Rights Agreement, unless, for the avoidance of doubt, such Transferee is a Permitted Transferee. Any Transferee of Lock-Up Shares who is a Permitted Transferee of the Transferor shall be required, at the time of and as a condition to such Transfer, to become a party to this A&R Registration Rights Agreement by executing and delivering a joinder in the form attached to this A&R Registration Rights Agreement as Exhibit B, whereupon such Transferee will be treated as a Party (with the same rights and obligations as the Transferor) for all purposes of this A&R Registration Rights Agreement. Notwithstanding the foregoing provisions of this Section 3.1(e), a Holder may (i) not make a Transfer to a Permitted Transferee if such Transfer has as a purpose the avoidance of or is otherwise undertaken in contemplation of avoiding the restrictions on Transfers in this A&R Registration Rights Agreement (it being understood that the purpose of this provision includes prohibiting the Transfer to a Permitted Transferee (A) that has been formed to facilitate a material change with respect to who or which entities beneficially own the underlying Lock-Up Shares, or (B) followed by a change in the relationship between the Holder and the Permitted Transferee (or a change of control of such Holder or Permitted Transferee) after the Transfer with the result and effect that the Holder has indirectly made a Transfer of Lock-Up Shares by using a Permitted Transferee, which Transfer would not have been directly permitted under this Section 3.1 had such change in such relationship occurred prior to such Transfer).

ARTICLE 4

GENERAL PROVISIONS

Section 4.1. Assignment; Successors and Assigns; No Third-Party Beneficiaries.

(a) Except as otherwise permitted pursuant to this A&R Registration Rights Agreement, no Party may assign such Party’s rights and obligations under this A&R Registration Rights Agreement, in whole or in part, without the prior written consent of PubCo. Any such assignee may not again assign those rights, other than in accordance with this Article 4. Any attempted assignment of rights or obligations in violation of this Article 4 shall be null and void.

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(b) Notwithstanding anything to the contrary contained in this A&R Registration Rights Agreement (other than the succeeding sentence of this Section 4.1(b)), (i) prior to the expiration of the Lock-Up Period, a Holder may not Transfer such Holder’s rights or obligations under this A&R Registration Rights Agreement in connection with a Transfer of such Holder’s Registrable Securities, in whole or in part, except in connection with a Transfer pursuant to Section 3.1(b); and (ii) after the expiration of the Lock-Up restrictions in Section 3.1 with respect to any Registrable Securities held by a Holder, a Holder may Transfer such Holder’s rights or obligations under this A&R Registration Rights Agreement in connection with a Transfer of such Registrable Securities, in whole or in part, to (x) any of such Holder’s Permitted Transferees, or (y) any Person with the prior written consent of PubCo. Any Transferee of Registrable Securities (other than pursuant to an effective registration statement under the Securities Act or pursuant to a Rule 144 transaction) shall, except as otherwise expressly stated herein, have all the rights and be subject to all of the obligations of the Transferor Holder under this A&R Registration Rights Agreement and shall be required, at the time of and as a condition to such Transfer, to become a party to this A&R Registration Rights Agreement by executing and delivering a joinder in the form attached to this A&R Registration Rights Agreement as Exhibit B. No Transfer of Registrable Securities by a Holder shall be registered on PubCo’s books and records, and such Transfer of Registrable Securities shall be null and void and not otherwise effective, unless any such Transfer is made in accordance with the terms and conditions of this A&R Registration Rights Agreement, and PubCo is hereby authorized by all of the Holders to enter appropriate stop transfer notations on its transfer records to give effect to this A&R Registration Rights Agreement.

(c) All of the terms and provisions of this A&R Registration Rights Agreement shall be binding upon the Parties and their respective successors, assigns, heirs and Representatives, but shall inure to the benefit of and be enforceable by the successors, assigns, heirs and Representatives of any Party only to the extent that they are permitted successors, assigns, heirs and Representatives pursuant to the terms of this A&R Registration Rights Agreement.

(d) Nothing in this A&R Registration Rights Agreement, express or implied, is intended to confer upon any Party, other than the Parties and their respective permitted successors, assigns, heirs and Representatives, any rights or remedies under this A&R Registration Rights Agreement or otherwise create any third party beneficiary hereto.

Section 4.2. Termination. Article 2 of this A&R Registration Rights Agreement shall terminate as set forth in Section 2.13. The remainder of this A&R Registration Rights Agreement shall terminate automatically (without any action by any Party) as to each Holder when such Holder, following the Closing Date, ceases to Beneficially Own any Registrable Securities. Notwithstanding anything herein to the contrary, in the event the Merger Agreement terminates in accordance with its terms prior to the Closing, this A&R Registration Rights Agreement shall automatically terminate and be of no further force or effect, without any further action required by the Parties.

Section 4.3. Severability. If any provision of this A&R Registration Rights Agreement is determined to be invalid, illegal or unenforceable by any Governmental Entity, the remaining provisions of this A&R Registration Rights Agreement, to the extent permitted by Law shall remain in full force and effect.

Section 4.4. Entire Agreement; Amendments; No Waiver.

(a) This A&R Registration Rights Agreement, together with the Exhibits to this A&R Registration Rights Agreement, the Merger Agreement and all other Transaction Agreements (as such term is defined in the Merger Agreement), constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, understandings and discussions, whether oral or written, relating to such subject matter in any way, including the Original RRA, and there are no warranties, representations or other agreements among the Parties in connection with such subject matter except as set forth in this A&R Registration Rights Agreement and therein.

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(b) No provision of this A&R Registration Rights Agreement may be amended or modified in whole or in part at any time without the express written consent of PubCo and the Holders holding in the aggregate more than fifty percent (50%) of the Registrable Securities Beneficially Owned by the Holders; provided that any such amendment or modification that adversely affects any right granted to Holder, solely in their capacity as a holder of the shares of capital stock of PubCo, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected.

(c) No waiver of any provision or default under, nor consent to any exception to, the terms of this A&R Registration Rights Agreement shall be effective unless in writing and signed by the Party to be bound and then only to the specific purpose, extent and instance so provided.

Section 4.5. Counterparts; Electronic Delivery. This A&R Registration Rights Agreement and any other agreements, certificates, instruments and documents delivered pursuant to this A&R Registration Rights Agreement may be executed and delivered in one or more counterparts and by fax, email or other electronic transmission, each of which shall be deemed an original and all of which shall be considered one and the same agreement. No Party shall raise the use of a fax machine or email to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a fax machine or email as a defense to the formation or enforceability of a contract and each Party forever waives any such defense. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this A&R Registration Rights Agreement or any document to be signed in connection with this A&R Registration Rights Agreement shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.

Section 4.6. Notices. All notices, demands and other communications to be given or delivered under this A&R Registration Rights Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered (or, if delivery is refused, upon presentment) or received by email (with confirmation of transmission) prior to 5:00 p.m. eastern time on a Business Day and, if otherwise, on the next Business Day, (b) one (1) Business Day following sending by reputable overnight express courier (charges prepaid) or (c) three (3) calendar days following mailing by certified or registered mail, postage prepaid and return receipt requested. Unless another address is specified in writing pursuant to the provisions of this Section 4.6, notices, demands and other communications shall be sent to the addresses indicated below or on the receiving party’s signature page:

if to PubCo, to:

ColdQuanta, Inc.

1315 W Century Dr #150

Louisville, CO 80027

Attention: Jim Stirbis

Email: [***]

with a copy (which shall not constitute notice) to:

Cooley LLP

55 Hudson Yards

New York, NY 10001-2157

Attn: Peter Byrne

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Kristin VanderPas

Email: [***]

if to the Sponsor, to:

Churchill Sponsor X LLC

640 Fifth Avenue, 14th Floor

New York, NY 10019

Attn: Jay Taragin

Email: [***]

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP

787 7th Avenue

New York, NY 10019

Attn: Greg Astrachan

 Sean Ewen

 Esther Chang

Email: [***]

Section 4.7. Governing Law; Waiver of Jury Trial; Jurisdiction. The Law of the State of Delaware shall govern (a) all Actions, claims or matters related to or arising from this A&R Registration Rights Agreement (including any tort or non-contractual claims) and (b) any questions concerning the construction, interpretation, validity and enforceability of this A&R Registration Rights Agreement, and the performance of the obligations imposed by this A&R Registration Rights Agreement, in each case without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware. EACH PARTY TO THIS A&R REGISTRATION RIGHTS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS A&R REGISTRATION RIGHTS AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS A&R REGISTRATION RIGHTS AGREEMENT AND/OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES UNDER THIS A&R REGISTRATION RIGHTS AGREEMENT. THE PARTIES FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH SUCH PARTY’S LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES SUCH PARTY’S JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. Each of the Parties submits to the exclusive jurisdiction of first, the Chancery Court of the State of Delaware or if such court declines jurisdiction, then to the Federal District Court for the District of Delaware, in any Action arising out of or relating to this A&R Registration Rights Agreement, agrees that all claims in respect of the Action shall be heard and determined in any such court and agrees not to bring any Action arising out of or relating to this A&R Registration Rights Agreement in any other courts. Each Party irrevocably consents to the service of process in any such Action by the mailing of copies thereof by registered or certified mail, postage prepaid, to such Party, at its address for notices as provided in Section 4.6 of this A&R Registration Rights Agreement, such service to become effective ten (10) days after such mailing. Each Party hereby irrevocably waives any objection to such service of process and further irrevocably waives and agrees not

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to plead or claim in any Action commenced hereunder or under any other documents contemplated hereby that service of process was in any way invalid or ineffective. Nothing in this Section 4.7, however, shall affect the right of any Party to serve legal process in any other manner permitted by Law or at equity; provided, that each of the Parties hereby waives any right it may have under the Laws of any jurisdiction to commence by publication any Action with respect to this A&R Registration Rights Agreement. To the fullest extent permitted by applicable Law, each of the Parties hereby irrevocably waives any objection it may now or hereafter have to the laying of venue of any Action arising out of or relating to this in any of the courts referred to in this Section 4.7 and hereby further irrevocably waives and agrees not to plead or claim that any such court is not a convenient forum for any such Action. Each Party agrees that a final judgment in any Action so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law or at equity, in any jurisdiction.

Section 4.8. Specific Performance. Each Party hereby agrees and acknowledges that it may be impossible to measure in money the damages that would be suffered if the Parties fail to comply with any of the obligations imposed on them by this A&R Registration Rights Agreement and that, in the event of any such failure, an aggrieved Party will be irreparably damaged and will not have an adequate remedy at Law. Any such Party may, therefore, be entitled (in addition to any other remedy to which such Party may be entitled at Law or in equity) to seek injunctive relief, including specific performance, to enforce such obligations, without the posting of any bond.

Section 4.9. Consents, Approvals and Actions. If any consent, approval or action of the Company Shareholders is required at any time pursuant to this A&R Registration Rights Agreement, such consent, approval or action shall be deemed given if the holders of a majority of the outstanding Equity Securities of PubCo held by the Company Shareholders at such time provide such consent, approval or action in writing at such time.

Section 4.10. Not a Group; Independent Nature of Holders’ Obligations and Rights. The Holders and PubCo agree that the arrangements contemplated by this A&R Registration Rights Agreement are not intended to constitute the formation of a “group” (as defined in Section 13(d)(3) of the Exchange Act). Each Holder agrees that, for purposes of determining beneficial ownership of such Holder, it shall disclaim any beneficial ownership by virtue of this A&R Registration Rights Agreement of PubCo’s Equity Securities owned by the other Holders, and PubCo agrees to recognize such disclaimer in its Exchange Act and Securities Act reports. The obligations of each Holder under this A&R Registration Rights Agreement are several and not joint with the obligations of any other Holder, and no Holder shall be responsible in any way for the performance of the obligations of any other Holder under this A&R Registration Rights Agreement. Nothing contained herein, and no action taken by any Holder pursuant hereto, shall be deemed to constitute the Holders as, and PubCo acknowledges that the Holders do not so constitute, a partnership, an association, a joint venture or any other kind of group or entity, or create a presumption that the Holders are in any way acting in concert or as a group or entity with respect to such obligations or the transactions contemplated by this A&R Registration Rights Agreement, and PubCo acknowledges that the Holders are not acting in concert or as a group, and PubCo shall not assert any such claim, with respect to such obligations or the transactions contemplated by this A&R Registration Rights Agreement. The decision of each Holder to enter into this A&R Registration Rights Agreement has been made by such Holder independently of any other Holder. Each Holder acknowledges that no other Holder has acted as agent for such Holder in connection with such Holder making its investment in PubCo and that no other Holder will be acting as agent of such Holder in connection with monitoring such Holder’s investment in the Common Stock or enforcing its rights under this A&R Registration Rights Agreement. PubCo and each Holder confirms that each Holder has had the opportunity to independently participate with PubCo and its subsidiaries in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Holder shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this A&R Registration Rights Agreement, and it shall not be

27

necessary for any other Holder to be joined as an additional party in any proceeding for such purpose. The use of a single agreement to effectuate the rights and obligations contemplated hereby was solely in the control of PubCo, not the action or decision of any Holder, and was done solely for the convenience of PubCo and its subsidiaries and not because it was required to do so by any Holder. It is expressly understood and agreed that each provision contained in this A&R Registration Rights Agreement is between PubCo and a Holder, solely, and not between PubCo and the Holders collectively and not between and among the Holders.

Section 4.11. Representations and Warranties of the Parties. Each of the Parties hereby represents and warrants to each of the other Parties as follows:

(a) Such Party, to the extent applicable, is duly organized or incorporated, validly existing and in good standing under the laws of the jurisdiction of its organization or incorporation and has all requisite power and authority to conduct its business as it is now being conducted and is proposed to be conducted.

(b) Such Party has the full power, authority and legal right to execute, deliver and perform this A&R Registration Rights Agreement. The execution, delivery and performance of this A&R Registration Rights Agreement have been duly authorized by all necessary action, corporate or otherwise, of such Party. This A&R Registration Rights Agreement has been duly executed and delivered by such Party and constitutes their legal, valid and binding obligation, enforceable against it, him or her in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally.

(c) The execution and delivery by such Party of this A&R Registration Rights Agreement, the performance by such Party of their obligations hereunder by such Party does not and will not violate (i) in the case of Parties who are not individuals, any provision of its by-laws, charter, articles of association, partnership agreement or other similar organizational document, (ii) any provision of any material agreement to which it, he or she is a Party or by which it, he or she is bound or (iii) any law, rule, regulation, judgment, order or decree to which it, he or she is subject.

(d) Such Party is not currently in violation of any law, rule, regulation, judgment, order or decree, which violation could reasonably be expected at any time to have a material adverse effect upon such Party’s ability to enter into this A&R Registration Rights Agreement or to perform their obligations hereunder.

(e) There is no pending legal action, suit or proceeding that would materially and adversely affect the ability of such Party to enter into this A&R Registration Rights Agreement or to perform their obligations hereunder.

Section 4.12. No Third-Party Liabilities. This A&R Registration Rights Agreement may only be enforced against the named parties hereto. All claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to any of this A&R Registration Rights Agreement, or the negotiation, execution or performance of this A&R Registration Rights Agreement (including any representation or warranty made in or in connection with this A&R Registration Rights Agreement or as an inducement to enter into this A&R Registration Rights Agreement), may be made only against the Persons that are expressly identified as parties hereto, as applicable; and no past, present or future direct or indirect director, officer, employee, incorporator, member, partner, stockholder, Affiliate, portfolio company in which any such Party or any of its investment fund Affiliates have made a debt or equity investment (and vice versa), agent, attorney or Representative of any Party hereto (including any Person negotiating or executing this A&R Registration Rights Agreement on behalf of a Party hereto), unless a Party to this A&R

28

Registration Rights Agreement, shall have any liability or obligation with respect to this A&R Registration Rights Agreement or with respect any claim or cause of action (whether in contract or tort) that may arise out of or relate to this A&R Registration Rights Agreement, or the negotiation, execution or performance of this A&R Registration Rights Agreement (including a representation or warranty made in or in connection with this A&R Registration Rights Agreement or as an inducement to enter into this A&R Registration Rights Agreement).

Section 4.13. Legends. Without limiting the obligations of PubCo set forth in Section 2.11, each of the Holders acknowledges that (i) no Transfer, hypothecation or assignment of any Registrable Securities Beneficially Owned by such Holder may be made except in compliance with applicable federal and state securities laws and (ii) PubCo shall (x) place customary restrictive legends on the certificates or book entries representing the Registrable Securities subject to this A&R Registration Rights Agreement and (y) remove such restrictive legends at the time the applicable Transfer and other restrictions contemplated thereby are no longer applicable to the Registrable Securities represented by such certificates or book entries.

Section 4.14. Adjustments. If there are any changes in the Common Stock as a result of stock split, stock dividend, combination or reclassification, or through merger, consolidation, recapitalization or other similar event, appropriate adjustment shall be made in the provisions of this A&R Registration Rights Agreement, as may be required, so that the rights, privileges, duties and obligations under this A&R Registration Rights Agreement shall continue with respect to the Common Stock as so changed.

(Signature Pages Follow)

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IN WITNESS WHEREOF, each of the Parties has duly executed this A&R Registration Rights Agreement as of the Effective Date.

INFLEQTION, INC.

By:
Name:
Title:

[Signature Page to A&R Registration Rights Agreement]

IN WITNESS WHEREOF, each of the Parties has duly executed this A&R Registration Rights Agreement as of the Effective Date.

SPONSOR:

CHURCHILL SPONSOR X LLC

By: M. Klein and Company, the Managing Member

By:
Name: Michael Klein
Title: Authorized Person

[Signature Page to A&R Registration Rights Agreement]

IN WITNESS WHEREOF, each of the Parties has duly executed this A&R Registration Rights Agreement as of the Effective Date.

COMPANY SHAREHOLDERS:

[____]

By:
Name: [____]
Title: [____]

[Signature Page to A&R Registration Rights Agreement]

IN WITNESS WHEREOF, each of the Parties has duly executed this A&R Registration Rights Agreement as of the Effective Date.

INSIDERS:

[____]

By:
Name: [____]
Title: [____]

[Signature Page to A&R Registration Rights Agreement]

Exhibit A

Form of Joinder

This Joinder (this “Joinder”) to the Amended and Restated Registration Rights Agreement, made as of ___________, is executed by ___________ (“Joining Company Shareholder”).

WHEREAS, pursuant to the Merger Agreement, Joining Company Shareholder will receive shares of Common Stock; and

WHEREAS, Joining Company Shareholder is required to become a party to that certain Amended and Restated Registration Rights Agreement, dated as of September 8, 2025, among Churchill Capital Corp X, a Delaware corporation (“PubCo”) to be renamed Infleqtion, Inc. upon the Effective Date, and the other persons party thereto (the “A&R Registration Rights Agreement”) by executing and delivering this Joinder, whereupon such Joining Company Shareholder will be treated as a Party (with the same rights and obligations as other Insiders party thereto) for all purposes of the A&R Registration Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

Section 1. Definitions. To the extent capitalized words used in this Joinder are not defined in this Joinder, such words shall have the respective meanings set forth in the A&R Registration Rights Agreement.

Section 2. Joinder. Joining Company Shareholder hereby acknowledges and agrees that (a) such Joining Company Shareholder has received and read the A&R Registration Rights Agreement, and (b) such Joining Company Shareholder will be treated as a Party (with the same rights and obligations as other Company Shareholders party thereto and, if applicable, the other Insiders party thereto) for all purposes of the Amended and Restated Registration Rights Agreement.

Section 3. Notice. Any notice, demand or other communication under the Amended and Restated Registration Rights Agreement to Joining Company Shareholder shall be given to Joining Company Shareholder at the address set forth on the signature page hereto in accordance with Section 4.6 of the A&R Registration Rights Agreement.

Section 4. Governing Law. This Joinder shall be governed by and construed in accordance with the law of the State of Delaware.

Section 5. Counterparts; Electronic Delivery. This Joinder may be executed and delivered in one or more counterparts, by fax, email or other electronic transmission, each of which shall be deemed an original and all of which shall be considered one and the same agreement. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Joinder or any document to be signed in connection with this Joinder shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.

(signature page follows)

IN WITNESS WHEREOF, this Joinder has been duly executed and delivered by the parties as of the date first above written.

JOINING COMPANY STOCKHOLDER:

[____]

By:

Name:	[____]
Title:	[____]

Email:

Mailing Address:

Signature Page to Joinder to Amended and Restated Registration Rights Agreement

Exhibit B

Form of Joinder

This Joinder (this “Joinder”) to the A&R Registration Rights Agreement, made as of ___________, is between ___________ (“Transferor”) and ___________ (“Transferee”).

WHEREAS, as of the date hereof, Transferee is acquiring Registrable Securities (the “Acquired Interests”) from Transferor;

WHEREAS, Transferor is a party to that certain A&R Registration Rights Agreement, dated as of September 8, 2025, among Churchill Capital Corp X, a Delaware corporation (“PubCo”) to be renamed Infleqtion, Inc. upon the Effective Date and the other persons party thereto (the “A&R Registration Rights Agreement”); and

WHEREAS, Transferee is required, at the time of and as a condition to such Transfer, to become a party to the A&R Registration Rights Agreement by executing and delivering this Joinder, whereupon such Transferee will be treated as a Party (with the same rights and obligations as the Transferor) for all purposes of the A&R Registration Rights Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

Section 1. Definitions. To the extent capitalized words used in this Joinder are not defined in this Joinder, such words shall have the respective meanings set forth in the A&R Registration Rights Agreement.

Section 2. Acquisition. The Transferor hereby Transfers to the Transferee all of the Acquired Interests.

Section 3. Joinder. Transferee hereby acknowledges and agrees that (a) such Transferee has received and read the A&R Registration Rights Agreement, (b) such Transferee is acquiring the Acquired Interests in accordance with and subject to the terms and conditions of the A&R Registration Rights Agreement and (c) such Transferee will be treated as a Party (with the same rights and obligations as the Transferor) for all purposes of the A&R Registration Rights Agreement.

Section 4. Notice. Any notice, demand or other communication under the A&R Registration Rights Agreement to Transferee shall be given to Transferee at the address set forth on the signature page hereto in accordance with Section 4.6 of the A&R Registration Rights Agreement.

Section 5. Governing Law. This Joinder shall be governed by and construed in accordance with the law of the State of Delaware.

Section 6. Counterparts; Electronic Delivery. This Joinder may be executed and delivered in one or more counterparts, by fax, email or other electronic transmission, each of which shall be deemed an original and all of which shall be considered one and the same agreement. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Joinder or any document to be signed in connection with this Joinder shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.

IN WITNESS WHEREOF, this Joinder has been duly executed and delivered by the parties as of the date first above written.

TRANSFEROR:

[____]

By:

Name:	[____]
Title:	[____]

Email:

Mailing Address:

TRANSFEREE:

[____]

By:

Name:	[____]
Title:	[____]

Email:

Mailing Address:

Signature Page to Joinder to Amended and Restated Registration Rights Agreement

Exhibit F

M. Klein & Company

640 Fifth Avenue

New York, NY 10019

CONFIDENTIAL

September 8, 2025

Infleqtion, Inc.

3030 Sterling Circle

Boulder, CO

80301

Ladies and Gentlemen:

This letter agreement (this “Agreement”), which shall become effective upon the Closing (as such term is defined in the Merger Agreement) (the “Effective Date”), confirms certain arrangements between Churchill Capital Corp X, a Delaware corporation (the “Client”), to be renamed Infleqtion, Inc. upon the Effective Date, and M. Klein & Company, through its affiliate, The Klein Group, LLC (“Advisor”), with respect to the engagement of Advisor by the Client as its financial advisor to provide strategic advice and assistance to the Client in connection with capital markets, business development, investor relations and other strategic matters (the “Services”). Simultaneously with the execution and delivery of this Agreement, Client has entered into that certain Agreement and Plan of Merger and Reorganization, dated as of September 8, 2025 (as it may be amended, supplemented or restated from time to time in accordance with the terms of such agreement, the “Merger Agreement”), by and among Client, AH Merger Sub I, Inc., a Delaware corporation, AH Merger Sub II, LLC, a Delaware limited liability company, and ColdQuanta, Inc., a Delaware corporation, in connection with the business combination set forth in the Merger Agreement.

1.	As consideration for the Services, the Client agrees to pay Advisor the following fees:

(a)

A fixed cash retainer fee of $250,000 per quarter (the “Retainer Fee”). The initial payment will be due on the first business day of the month immediately after the end of the first fiscal quarter following the Effective Date (prorated, as applicable) with subsequent payments due every three months thereafter and ending on the expiration or termination of this Agreement.

(b)

If, during the term hereof, the Client conducts a capital markets financing (e.g., equity, debt or convertible securities in U.S. markets) (a “Financing”), the Client shall consider in good faith engaging Advisor as a financial advisor in connection with such Financing. Any such engagement shall be covered by a separate written agreement between the Client and Advisor and shall include mutually agreed fees (and such other additional terms agreed to by the parties, including indemnification provisions); provided that such fees payable to Advisor shall be no less than five percent (5%) of total fees paid in the aggregate to the underwriting syndicate in connection with such Financing.

(c)

If, during the term hereof, the Advisor provides introductions to certain strategic partners with whom Client has no pre-existing relationship that lead to a strategic investment (a “Strategic Investment”) into the Client, Client shall consider in good faith engaging Advisor as a financial advisor in connection with any such Strategic Investment, subject to the terms and conditions of its engagement letter with the Client’s existing Financial Advisors. Any such engagement shall be covered by a separate agreement between the Client and Advisor and shall include mutually agreed fees, which considered together with the Referral Fee will not exceed 3% of gross proceeds from the Strategic Investment (and will include such other additional terms agreed to by the parties, including indemnification provisions).

(d)

If, during the term hereof, the Client conducts strategic merger and acquisition activity, (a “Merger”), the Client shall consider in good faith engaging Advisor as a financial advisor in connection with such Merger. Any such engagement shall be covered by a separate agreement between the Client and Advisor and shall include mutually agreed fees (and such other additional terms agreed to by the parties, including indemnification provisions).

In addition to such fees, the Client will reimburse Advisor for Advisor’s reasonable, documented and customary out-of-pocket expenses incurred in connection with the services to be provided by Advisor hereunder. Annual expenses will be capped at $50,000 and reimbursements above this threshold require pre-approval from Client’s Chief Financial Officer. Nothing contained herein shall be deemed to limit in any manner the indemnification, expense reimbursement and other obligations of the Client under Annex A hereto. Notwithstanding the foregoing, to the extent that any expenses incurred by Advisor for any activity, task, obligation, or similar that does, or reasonably could, be considered to pertain to both this Agreement and any duties, obligations or responsibilities of Advisor or any of its affiliates, officers, directors, partners, managers or the like in connection with service on the board of directors of Client, such expenses shall not be eligible for reimbursement hereunder.

2.

In connection with the services to be provided hereunder, the Client will make available to Advisor all information in the possession or control of the Client that is reasonably necessary for Advisor to provide the services hereunder. The Client understands and confirms that (a) Advisor will use public reports and other information provided by others, including information provided by the Client, other parties and their respective officers, employees, auditors, attorneys or other agents in performing the services hereunder and (b) Advisor does not assume responsibility for, and may rely without independent verification upon, the accuracy and completeness of any such information. The Client will notify Advisor promptly if it learns of any material change in any information previously made available to Advisor by or on behalf of the Client or any third party.

3.

Advisor shall keep all information made available to Advisor by or on behalf of the Client (the “Information”) confidential, except that nothing herein will prevent Advisor from disclosing the Information to the extent that such Information (a) is disclosed with the Client’s written consent, (b) is disclosed to Advisor’s affiliates or any of Advisor’s or any of its affiliate’s representatives, directors, officers, employees, attorneys or agents (“Authorized Recipients”) in connection with the performance of Advisor’s services hereunder or for internal control or compliance purposes; provided that (i) such Authorized Recipients have been advised to keep the Information confidential in accordance with this Section 3 and (ii) Advisor shall be responsible for any breach of this Section 3 by an Authorized Recipient, or (c) is required to be disclosed by applicable law, regulation or the order of a court of competent jurisdiction or is requested to be disclosed by a regulatory authority having jurisdiction over Advisor or its representatives, provided, however, that prior to a disclosure pursuant to clause (c), Advisor shall, to the extent legally permissible and reasonably practicable under the circumstances, provide notice to the Client of such disclosure requirement such that the Client may seek (at the Client’s sole cost and expense) a protective order to avoid such disclosure or limit its scope or to obtain confidential treatment of that portion of the Information legally required to be disclosed.

“Information” shall not include any information that (a) is or becomes generally available to the public (other than as a result of disclosure by Advisor or any Authorized Recipient in breach of this Agreement), (b) was available to Advisor or any Authorized Recipient on a non-confidential basis prior to its disclosure by the Client or its affiliates or the other parties to a transaction or (c) becomes available to Advisor or an Authorized Recipient on a non-confidential basis from a person other than the Client or its affiliates or the other parties to a transaction, who is not to Advisor’s knowledge, bound by a duty of confidentiality to the Client with respect to such information.

4.

The Client acknowledges that Advisor has been retained hereunder solely as an adviser to the Client, and not as an adviser to or agent of any other person, and that Advisor’s engagement hereunder is as an independent contractor and not in any other capacity including as a fiduciary. Any duties of Advisor arising out of its engagement pursuant to this Agreement shall be owed solely to the Client. The Client agrees that any information or advice provided by Advisor in connection with Advisor’s engagement hereunder is for the confidential use of the Client, and may not be provided to or relied upon by any other person without Advisor’s prior written consent. The Client will not disclose, summarize, excerpt from or otherwise refer to such information or advice, in any manner without Advisor’s prior written consent. Neither Advisor’s engagement hereunder, nor the delivery of any advice in connection with Advisor’s engagement hereunder, is intended to confer rights upon any persons not a party hereto (including security holders, employees, directors or creditors of the Client) as against Advisor, its affiliates or any of their respective representatives, directors, officers, employees or agents.

5.

The Client acknowledges that it is not relying on the advice of Advisor for tax, legal, regulatory or accounting matters, it is seeking and will rely on the advice of its own professionals and advisors for such matters and it will make an independent analysis and decision regarding any transaction or other matter based upon such advice. In addition, the Client acknowledges that in no event shall Advisor act as an underwriter of any securities in connection with any transaction. Advisor may, to the extent it deems appropriate, render the services hereunder through one or more of its affiliates.

6.	The Client agrees to indemnify Advisor in accordance with Annex A hereto, the terms of which are incorporated into this Agreement in their entirety.

7.

This Agreement will expire on the Second (2nd) anniversary of the Effective Date; provided, however, this Agreement may be extended for an additional one (1) year term upon mutual agreement of the Client and Advisor. Upon the expiration or termination of this Agreement, neither the Client nor Advisor shall have any liability or continuing obligation to the other party except for any fees accrued and expenses incurred (subject to Section 1) by Advisor prior to the date of such expiration or termination. Notwithstanding the foregoing, Section 4, Section 6, this Section 7, Section 9, Section 10 and Annex A hereto shall remain operative regardless of the expiration or termination of this Agreement.

8.

The Client understands and acknowledges that Advisor or its affiliates may currently hold, or in the future may acquire, debt or equity securities (or other interests) issued by the Client or its affiliates, and will be under no obligation to sell any such holdings in connection with this engagement. The Client is aware that Advisor and/or its affiliates may currently or in the future (a) provide services to other parties with interests that conflict with the interests of the Client or (b) engage in transactions (as a principal or otherwise) that conflict with the interests of the Client.

9.

This Agreement (including Annex A) embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof. If any provision of this Agreement is determined to be invalid or unenforceable in any respect, such determination will not affect the validity or enforceability of any other provision of this Agreement, which will remain in full force and effect. No waiver, amendment or other modification of this Agreement shall be effective unless in writing and signed by each party to be bound thereby. This Agreement may not be assigned by the Client without Advisor’s prior written consent. This Agreement will be binding upon and inure to the benefit of the Client, Advisor and their respective successors and permitted assigns. This Agreement may be executed in counterparts, each of which shall be an original instrument and all of which taken together shall constitute one and the same agreement.

10.

This Agreement and any claim, counterclaim, proceeding or dispute of any kind or nature whatsoever, directly or indirectly, arising out of or in any way relating to this Agreement or Advisor’s engagement hereunder (a “Claim”), shall be governed and construed in accordance with the laws of the State of New York (without giving regard to any otherwise applicable conflict of laws rules). No such Claim shall be commenced, prosecuted or continued in any forum other than the courts of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York, which courts shall have exclusive jurisdiction over the adjudication of such matters, and each of the parties (on behalf of itself and its respective successors and assigns) hereto hereby submits to the jurisdiction and venue of such courts (and any appellate courts from any thereof) and personal service with respect thereto. Each of the parties hereto hereby waives on behalf of itself and its successors and assigns any and all right to argue that the choice of forum provision is or has become unreasonable in any legal proceeding. Each of the parties hereto hereby waives all right to trial by jury in any Claim (whether based upon contract, tort or otherwise) directly or indirectly, arising out of or in any way relating to this Agreement or Advisor’s engagement hereunder.

[Signature page follows]

If the foregoing correctly sets forth our agreement, please sign and return a copy of this Agreement.

Very truly yours,

M. KLEIN & COMPANY, through its affiliate, THE KLEIN GROUP, LLC

By:
Name:
Title:

Accepted and agreed as of the date first written above:

CHURCHILL CAPITAL CORP X

By:
Name:
Title:

Annex A

In connection with the engagement of Advisor to render services to the Client pursuant to the Agreement to which this Annex A is attached, the Client and Advisor agree and understand that in the event that Advisor, any of its affiliates or any of their respective representatives, directors, officers, employees or agents (each of the foregoing, an “Indemnified Person”) become involved in any capacity in any claim, suit, action, proceeding, arbitration or investigation (each an “Action”) brought or threatened by or against any person, including the Client’s security holders and creditors, related to, arising out of or in connection with Advisor’s engagement, Advisor’s performance of any services in connection with the Agreement (whether before or after the date hereof) or any transaction contemplated thereby, the Client will promptly reimburse each such Indemnified Person for its reasonable, documented and customary out-of-pocket expenses (including legal and other professional fees, expenses and disbursements and the cost of any investigation and preparation) as and when they are incurred in connection therewith. The Client will indemnify and hold harmless each Indemnified Person from and against any losses, claims, damages, liabilities or expenses (collectively, “Losses”) to which any Indemnified Person may become subject in connection with any pending or threatened Action related to, arising out of or in connection with Advisor’s engagement pursuant to the Agreement, Advisor’s performance of any services in connection therewith (whether before or after the date thereof) or any transaction contemplated thereby, whether or not any such pending or threatened Action giving rise to such Losses is initiated or brought by or on the Client’s behalf and whether or not in connection with any Action in which the Client or an Indemnified Person is a party, except to the extent that any such Losses are found by a court of competent jurisdiction in a final, non-appealable judgment to have resulted primarily from such Indemnified Person’s gross negligence, bad faith or willful misconduct. The Client also agrees that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Client, its security holders or creditors related to, arising out of or in connection with Advisor’s engagement pursuant to the Agreement, Advisor’s performance of any services in connection therewith (whether before or after the date thereof) or any transaction contemplated thereby, except to the extent that any Losses are found by a court of competent jurisdiction in a final, non-appealable judgment to have resulted primarily from such Indemnified Person’s gross negligence, bad faith or willful misconduct; provided, however, that, in no event shall the Indemnified Persons, in aggregate, be liable for or required to pay an amount in excess of the aggregate fees actually received by Advisor for any services in connection Advisor’s engagement pursuant to the Agreement. If multiple claims are brought against an Indemnified Person in an Action related to, arising out of or in connection with Advisor’s engagement pursuant to the Agreement, Advisor’s performance of any services in connection therewith (whether before or after the date thereof) or any transaction contemplated thereby, with respect to at least one of which an Indemnified Person is entitled to indemnification as provided hereunder, the Client agrees that any Losses shall be conclusively deemed to be based on the claims as to which indemnification is permitted and provided for hereunder.

If for any reason the foregoing indemnification is unavailable to an Indemnified Person or insufficient to hold such Indemnified Person harmless against Losses (except to the extent not available under the terms of the preceding paragraph), then the Client shall contribute to the Losses for which such indemnification is unavailable or insufficient in such proportion as is appropriate to reflect the relative benefits received, or sought to be received, by the Client and its security holders, on the one hand, and the party entitled to contribution, on the other hand, in the matters contemplated by Advisor’s engagement under the Agreement as well as the relative fault of the Client and such party with respect to such Losses and any other relevant equitable considerations. The Client agrees that, for the purposes hereof, the relative benefits received, or sought to be received, by the Client (and its security holders) and Advisor shall be deemed to be in the same proportion as (a) in the case of a transaction, the aggregate consideration paid or received, or contemplated to be paid or received, by the Client or its security holders, as the case may be, pursuant to such transaction (whether or not consummated) or, in the case of another event, the value to the Client of the services and advice rendered by Advisor, bears to (b) the fees paid or payable to Advisor in connection with Advisor’s engagement; provided, however, in no event shall Advisor or any other Indemnified Person be required to contribute an aggregate amount in excess of the aggregate fees actually paid to Advisor in connection with Advisor’s engagement pursuant to the Agreement. The Client and Advisor agree that it would not be just and equitable if contribution hereunder were determined by pro rata allocation or by any other method that does not take into account the equitable considerations referred to herein.

If any Action shall be brought, threatened or asserted against an Indemnified Person in respect of which indemnity may be sought against the Client, Advisor shall promptly notify the Client in writing, and the Client shall be entitled, at its expense, and upon delivery of written notice to Advisor, to assume the defense thereof with counsel reasonably satisfactory to Advisor. Such Indemnified Person shall have the right to employ separate counsel in any such Action and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (a) the Client has agreed in writing to pay such fees and expenses, (b) the Client has failed to assume the defense in a timely manner or pursue the defense reasonably diligently or (c) outside counsel to an Indemnified Person has advised such Indemnified Person that in such Action there is an actual or potential conflict of interest or a conflict on any material issue between the Client’s position and the position of such Indemnified Person, in which case the Client shall be responsible for the fees and expenses of such separate counsel. It is understood, however, that in the situation in which the Client shall be responsible for the fees and expenses of such counsel, the Client shall, in connection with any such Action or separate but substantially similar or related Actions in the same jurisdiction arising out of substantially similar general allegations or circumstances, be liable for the fees and expenses of only one counsel (in addition to local counsel) at any time for all Indemnified Persons (unless in the reasonable belief of such Indemnified Persons based on the advice of outside counsel, that there is an actual or potential conflict of interest or a conflict on any material issue between such Indemnified Persons, in which case such Indemnified Persons with conflicting interests shall be represented by separate counsel and the Client shall be responsible for the fees and expenses of such counsel). The Client shall not be liable for any settlement or compromise of any pending or threatened Action (or for any related Losses) if such settlement or compromise is effected without the Client’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed).

The Client agrees that, without Advisor’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), it will not settle, compromise or consent to the entry of any judgment in any pending or threatened Action in respect of which indemnification or contribution is reasonably likely to be sought hereunder (whether or not Advisor or any other Indemnified Person is an actual or potential party to such Action), unless such settlement, compromise or consent (a) includes an unconditional release from the settling, compromising or consenting party of each Indemnified Person from all liability arising out of such Action, (b) shall not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of any Indemnified Person, and (c) shall not impose any continuing obligations or restrictions on any Indemnified Person.

The foregoing reimbursement, indemnity and contribution obligations of the Client under this Annex A shall be in addition to any rights that an Indemnified Person may have at common law or otherwise, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Client and such Indemnified Person. The provisions of this Annex A shall remain in full force and effect regardless of any termination, modification or expiration of the Agreement.

Exhibit 10.1

September 8, 2025

Churchill Capital Corp X

640 Fifth Avenue, 14th Floor

New York, NY 10019

Re:	Sponsor Agreement

Ladies and Gentlemen:

This letter (this “Sponsor Agreement”) is being delivered to you in connection with that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated as of the date hereof, by and among Churchill Capital Corp X, a Cayman Islands exempted company (which shall transfer by way of continuation and domesticate as a Delaware corporation prior to the Closing) (“SPAC”), AH Merger Sub I, Inc., a Delaware corporation and direct, wholly owned subsidiary of SPAC (“Merger Sub I”), AH Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly-owned Subsidiary of SPAC (“Merger Sub II” and together with Merger Sub I, “Merger Subs”) and ColdQuanta, Inc., a Delaware corporation (the “Company”), and hereby amends and restates in its entirety that certain letter agreement, dated May 13, 2025, from each of the persons undersigned thereto to SPAC (as may be amended from time to time, the “Prior Letter Agreement”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

Churchill Sponsor X LLC, a Cayman Islands limited liability company (the “Sponsor”) and each of the undersigned individuals, each of whom is a member of SPAC’s board of directors and/or management team, which parties, for the avoidance of doubt, include all parties to the Prior Letter Agreement (each of the undersigned individuals, an “Insider”, and collectively, the “Insiders”) are currently, and as of immediately prior to the Closing (including following the Domestication (as defined in the Merger Agreement)) will be, the record owners of the SPAC Capital Stock set forth across such Person’s name on Annex A hereto.

In order to induce (i) the Company and the Underwriters to enter into the Underwriting Agreement and to proceed with the Public Offering and (ii) induce the Company, SPAC and Merger Subs to enter into the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Sponsor and each of the Insiders hereby severally (and not jointly or jointly and severally), agrees with SPAC and, at all times prior to any valid termination of the Merger Agreement, the Company as follows:

1. The Sponsor and each Insider hereby unconditionally and irrevocably agrees: (i) that at any duly called meeting of the stockholders of SPAC (or any adjournment or postponement thereof), and in any action by written consent or written resolutions of the stockholders of SPAC requested by SPAC’s board of directors or undertaken as contemplated by the Transactions, the Sponsor and each such Insider shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause all of its, his or her shares of SPAC Capital Stock to be counted as present thereat for purposes of establishing a quorum, and shall vote or consent (or cause to be voted or consented), in person or by proxy, all of its, his or her shares of SPAC Capital Stock (a) in favor of the adoption and approval of the Merger Agreement and approval of the Transactions and all other SPAC Stockholder Matters (and any actions required in furtherance thereof), (b) if applicable, in favor of waiving any and all anti-dilution rights the Sponsor may hold pursuant to Existing SPAC Governing Documents, (c) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant, obligation or agreement of SPAC contained in the Merger Agreement, (d) in favor of any proposal to adjourn or postpone the applicable stockholder meeting to a later date if (and only if) (1) there are not sufficient votes to approve and adopt any of the matters described in clause (a) above on the dates on which such meetings are held or proposed to be held or (2) the condition to the Company’s obligation to consummate or cause to be consummated the Transactions pursuant to Section 10.03(d) of the Merger Agreement regarding Available Closing SPAC Cash (the “Minimum Cash Condition”) has not been satisfied, and (e) against the following actions or proposals: (1) any Business Combination Proposal or any proposal in opposition to approval of the Merger Agreement or in competition with or inconsistent with the Merger Agreement and (2) (A) any change in the dividend policy or present capitalization of SPAC or any amendment of the Existing SPAC Governing Documents, the SPAC Charter Upon Domestication or the SPAC Bylaws Upon Domestication, except (x) as contemplated by clause (a) above or (y) to the extent expressly contemplated by the Merger Agreement, (B) any liquidation, dissolution or other change in SPAC’s corporate structure or business (other than as may be proposed pursuant to an extension proxy), (C) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any material respect of any representation, warranty, covenant, obligation or agreement of the Sponsor or any Insider under this Sponsor Agreement, or (D) any other action or proposal involving SPAC or any of its subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions (excluding, for the avoidance of doubt, any action taken in connection with any valid action taken by SPAC to terminate the Merger Agreement in accordance with the terms thereof), (ii) not to redeem, elect to redeem or tender or submit any SPAC Common Shares owned by it, him or her for redemption in connection with any of the stockholder approvals or proposals described in clause (i) above, or in connection with any vote to amend the Existing SPAC Governing Documents, the SPAC Charter Upon Domestication or the SPAC Bylaws Upon Domestication and (iii) in favor of the appointment or election of the individual(s) nominated for election in the Registration Statement in accordance with Section 8.09 of the Merger Agreement to the board of directors of SPAC. Prior to any valid termination of the Merger Agreement, (x) the Sponsor and each Insider shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary subject to and under applicable Law to consummate the Transactions on the terms and subject to the conditions set forth therein and (y) the Sponsor and each Insider shall be bound by and comply with Sections 9.04 (Exclusivity) and 9.06 (Confidentiality; Publicity) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if (1) such Person was an original signatory to the Merger Agreement with respect to such provisions, and (2) the references to the “SPAC” contained in such provisions also referred to such Person. Following the valid termination of the Merger Agreement, the Sponsor and each Insider agree that if SPAC seeks shareholder approval of any other proposed Business Combination, then in connection with such proposed Business Combination, it, he or she shall (i) vote all Founder Shares and any shares acquired by it, him or her in the Public Offering or the secondary public market in favor of such proposed Business Combination, except that it, he or she shall not vote any SPAC Common Shares that it, he or she purchased after SPAC publicly announces its intention to engage in such proposed Business Combination for or against such proposed Business Combination and (ii) not redeem any SPAC Common Shares owned by it, him or her in connection with such shareholder approval. If SPAC seeks to consummate a proposed Business Combination by engaging in a tender offer, the Sponsor and each Insider agrees that it, he or she will not sell or tender any SPAC Common Shares owned by it, him or her in connection therewith. The obligations of the Sponsor and the Insiders specified in this paragraph 1 shall apply whether or not the Mergers, any of the Transactions or any action described above is recommended by SPAC’s board of directors.

2. The Sponsor and each Insider hereby agrees that in the event that SPAC fails to consummate a Business Combination by May 15, 2027 (or August 15, 2027 if SPAC has executed a letter of intent, agreement in principle or definitive agreement for an initial Business Combination by May 15, 2027), or such later period approved by SPAC’s shareholders in accordance with SPAC’s amended and restated memorandum and articles of association, as may be amended from time to time (the “Memorandum

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and Articles”), or, solely following the valid termination of the Merger Agreement, by such earlier liquidation date as SPAC’s board of directors may approve, the Sponsor and each Insider shall take all reasonable steps to cause SPAC to (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten (10) Business Days thereafter, subject to lawfully available funds therefor, redeem 100% of the SPAC Common Shares sold as part of the Units in the Public Offering (the “Offering Shares”), at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to SPAC to pay its taxes (net of amounts withdrawn to fund SPAC’s working capital requirements, subject to an annual limit of $1,000,000 and taxes payable (“Permitted Withdrawals”) and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Offering Shares, which redemption will completely extinguish the Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable Law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of SPAC’s remaining shareholders and SPAC’s board of directors, dissolve and liquidate, subject in each case to SPAC’s obligations under Cayman Islands Law prior to the Domestication and Delaware Law following the Domestication to provide for claims of creditors and other requirements of applicable Law. The Sponsor and each Insider agree to not propose any amendment (a) to the Memorandum and Articles that would affect the substance or timing of SPAC’s obligation to redeem 100% of the Offering Shares if SPAC does not complete a Business Combination within such time as is prescribed in the Memorandum and Articles or (b) with respect to any other provision relating to the rights of holders of SPAC Common Shares or pre-initial business combination activity, unless SPAC provides its Public Shareholders with the opportunity to redeem their Offering Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and net of Permitted Withdrawals, divided by the number of then outstanding Offering Shares.

The Sponsor and each Insider acknowledges that it, he or she will not be entitled to rights to liquidating distributions from the Trust Account with respect to any Founder Shares or Private Placement Units held by it, him or her if SPAC fails to complete a Business Combination within such time as is described in the Memorandum and Articles; although it, he or she will be entitled to liquidating distributions from the Trust Account with respect to any public shares it, he or she holds if SPAC fails to complete a Business Combination within the time as is prescribed in the Memorandum and Articles. The Sponsor and each Insider hereby further acknowledge that it, he or she will not be entitled to (a) redemption rights with respect to any Founder Shares and public shares held by it, him or her, in connection with the consummation of a Business Combination, or (b) redemption rights with respect to Founder Shares and public shares held by it, him or her in connection with a shareholder vote to amend the Memorandum and Articles (A) in a manner that would affect the substance or timing of SPAC’s obligation to redeem 100% of SPAC’s public shares if SPAC does not complete a Business Combination within such time as is prescribed in the Memorandum and Articles or (B) with respect to any other provision relating to the rights of holders of SPAC Common Shares or pre-initial Business Combination activity.

3. Without limiting their obligations under paragraph 7 below, during the period commencing on the date hereof and ending on the earlier of (a) the valid termination of the Merger Agreement and (b) the Closing, the Sponsor and each Insider shall not, without the prior written consent of the Company, Transfer any shares of SPAC Capital Stock or any securities convertible into, or exercisable, or exchangeable for, SPAC Common Shares owned by it, him or her, except for: (A) in the case of an individual, transfers by gift to a member of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family, or to a charitable trust; (B) in the case of an individual, transfers by virtue of laws of descent and distribution upon death of such individual; (C) in the case of an individual, transfers to such individual’s spouse pursuant to a qualified domestic relations order; (D) transfers to the Sponsor or to any Insider; and (E) transfers by the Sponsor to its members and such

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members’ respective members; provided that such members shall agree in writing to SPAC and the Company that the securities so distributed to them will continue to be subject to the applicable obligations under this Sponsor Agreement; provided, further, that any other permitted transferees must enter into a written agreement with SPAC and the Company agreeing to be bound by the obligations herein. In the event that (i) any shares of SPAC Capital Stock or other equity securities of SPAC are issued to the Sponsor or any Insider after the date hereof pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of SPAC Capital Stock of, on or affecting the shares of SPAC Capital Stock owned by the Sponsor or any Insider or otherwise, (ii) the Sponsor or any Insider purchases or otherwise acquires or receives beneficial ownership of any shares of SPAC Capital Stock or other equity securities of SPAC after the date hereof or (iii) the Sponsor or any Insider acquires the right to vote or share in the voting of any shares of SPAC Capital Stock or other equity securities of SPAC after the date hereof (such shares of SPAC Capital Stock or other equity securities of SPAC described in clauses (i), (ii), and (iii), the “New SPAC Shares”), then such New SPAC Shares acquired or purchased by the Sponsor or any Insider shall be subject to the terms of this paragraph 3 and paragraph 1 above to the same extent as if they constituted the SPAC Capital Stock owned by the Sponsor or any Insider as of the date hereof.

4. To the fullest extent permitted by applicable Law, SPAC hereby agrees to defend, indemnify, hold harmless and exonerate (including the advancement of expenses to the fullest extent permitted by applicable Law) the Sponsor and its members (present and former), managers and Affiliates and their respective present and former officers and directors (each, a “Sponsor Indemnitee”) from any and all costs, fees, expenses, judgments, liabilities, fines, penalties, reasonable attorneys’ fees and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such costs, fees, expenses, judgments, liabilities, fines, penalties and amounts paid in settlement) actually, and reasonably, incurred by a Sponsor Indemnitee or on a Sponsor Indemnitee’s behalf in connection with any threatened, pending or completed action, suit, arbitration, mediation, alternate dispute resolution mechanism, investigation, inquiry, hearing or any other actual, threatened or completed proceeding instituted by SPAC or any third party, whether civil, criminal, administrative or investigative in nature, in respect of any investment opportunities sourced by a Sponsor Indemnitee for SPAC or any liability arising with respect to a Sponsor Indemnitee’s activities in connection with the affairs of SPAC (in each case to the extent that such indemnification, hold harmless and exoneration obligations with respect to such matters are not expressly covered by a separate written agreement between SPAC and the applicable Sponsor Indemnitee); provided, that in no event shall a Sponsor Indemnitee be entitled to be indemnified or held harmless hereunder in respect of any costs, fees, expenses, judgments, liabilities, fines, penalties and amounts paid in settlement (if any) that a Sponsor Indemnitee may incur by reason of such person’s own actual fraud or intentional misconduct; provided, further, that, for the avoidance of doubt, under no circumstance shall a Sponsor Indemnitee have a claim to any monies or assets held in the Trust Account, and SPAC shall not be permitted to procure monies or assets held in the Trust Account for the satisfaction of its obligations to any Sponsor Indemnitee in respect of the indemnification provided hereunder. The Sponsor Indemnitees shall be third-party beneficiaries of this paragraph 4.

5. In the event of the liquidation of the Trust Account, the Sponsor (which for purposes of clarification shall not extend to any officer, member or manager of the Sponsor) agrees to indemnify and hold harmless SPAC against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all legal or other expenses reasonably incurred in investigating, preparing or defending against any litigation, whether pending or threatened, or any claim whatsoever) to which SPAC may become subject as a result of any claim by (i) any third party (other than SPAC’s independent public accountants) for services rendered or products sold to SPAC or (ii) any prospective target business with which SPAC has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement (a “Target”); provided, however, that such indemnification of SPAC by the Sponsor shall apply only to the extent necessary to ensure that such claims by a third party for services rendered (other than SPAC’s independent public accountants) or products sold to SPAC or a Target do not reduce

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the amount of funds in the Trust Account to below (A) $10.00 per share of the Offering Shares or (B) such lesser amount per share of the Offering Shares held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case including interest earned on the funds held in the Trust Account and net of Permitted Withdrawals, except as to any claims by a third party or Target that executed an agreement waiving claims against and all rights to seek access to the Trust Account whether or not such agreement is enforceable. In the event that any such executed waiver is deemed to be unenforceable against such third party, the Sponsor shall not be responsible for any liability as a result of any such third-party claims. Notwithstanding any of the foregoing, such indemnification of the Company by the Sponsor shall not apply as to any claims under the Company’s obligation to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Sponsor shall have the right to defend against any such claim with counsel of its choice reasonably satisfactory to SPAC if, within fifteen (15) days following written receipt of notice of the claim to the Sponsor, the Sponsor notifies SPAC in writing that it shall undertake such defense.

6. The Sponsor and each Insider hereby agrees and acknowledges that: (i) each of the Underwriters, SPAC and, prior to any valid termination of the Merger Agreement, the Company, would be irreparably injured in the event of a breach by such Sponsor or Insider of its, his or her obligations under paragraphs 1, 2, 3, 5, 7(a), 7(b), 8 and 12, as applicable, of this Sponsor Agreement (with respect to the Underwriters, only such provisions as were contained in the Prior Letter Agreement), (ii) monetary damages may not be an adequate remedy for such breach and (iii) the non-breaching party shall be entitled to injunctive relief, in addition to any other remedy that such party may have in Law or in equity, in the event of such breach. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this and to enforce specifically the terms and provisions of this Agreement in accordance with this paragraph 6 shall not be required to provide any bond or other security in connection with any such injunction.

7. Transfer Restrictions.

(a) Subject to the exceptions set forth herein, in the event that the Closing does not occur for any reason (including, without limitation, as a result of the valid termination of the Merger Agreement), the Sponsor and each Insider agrees not to Transfer any (i) any Founder Shares (or SPAC Common Shares issuable upon conversion thereof) until the earlier of (A) six (6) months after the date of the consummation of a Business Combination and (B) subsequent to a Business Combination, the date on which SPAC consummates a subsequent liquidation, merger, share exchange or other similar transaction which results in all of SPAC’s shareholders having the right to exchange their SPAC Common Shares for cash, securities or other property and (ii) any Private Placement Units (including the underlying private placement warrants, SPAC Common Shares, and the SPAC Common Shares issuable upon exercise of the private placement warrants) held by it, he or she until thirty (30) days after the completion of a Business Combination.

(b) Notwithstanding the provisions set forth in paragraphs 3 and 7(a), but subject to the provisions set forth in paragraph 7(c), upon the valid termination of the Merger Agreement, the following Transfers of the Founder Shares (including the SPAC Common Shares issued or issuable upon the conversion of the Founder Shares), the Private Placement Shares, the Private Placement Units (including the underlying private placement warrants or SPAC Common Shares, and the SPAC Common Shares issuable upon exercise of the private placement warrants) that are held by the Sponsor, any Insider or any of their permitted transferees, as applicable (that have complied with any applicable requirements of this paragraph 7(b)), are permitted: (A) to SPAC’s officers or directors, any Affiliates or family members of any of SPAC’s officers or directors, the Sponsor, any members of the Sponsor or their Affiliates or any

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Affiliates of the Sponsor; (B) in the case of an individual, transfers by gift to members of the individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an Affiliate of such person or to a charitable organization; (C) in the case of an individual, transfers by virtue of laws of descent and distribution upon death of the individual; (D) in the case of an individual, transfers pursuant to a qualified domestic relations order; (E) by virtue of the laws of or the Sponsor’s operating agreement upon dissolution of the Sponsor; (F) by private sales or transfers made in connection with the consummation of a Business Combination at prices no greater than the price at which the securities were originally purchased; (G) transfers in the event of SPAC’s liquidation prior to the completion of an initial Business Combination; (H) in the event of SPAC’s completion of a liquidation, merger, stock exchange, reorganization or other similar transaction which results in all of SPAC’s public stockholders having the right to exchange their SPAC Common Shares for cash, securities or other property, subsequent to the completion of an initial Business Combination; (I) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (A) through (H) above; provided, however, that, in the case of clauses (A) through (F) and (I), these permitted transferees must enter into a written agreement with SPAC agreeing to be bound by these transfer restrictions herein and the other restrictions contained in this Sponsor Agreement (including provisions relating to voting, the Trust Account and liquidating distributions).

(c) Vesting Provisions. The Sponsor agrees that, as of the Closing, 1,500,000 of the Founder Shares or SPAC Common Shares issued or issuable upon the exercise or conversion of the Founder Shares as identified on Annex A as “Vesting Founder Shares” shall be unvested and shall be subject to the vesting and forfeiture provisions set forth in this paragraph 7(c). The Sponsor agrees that it shall not (and will cause its Affiliates not to) Transfer any unvested Founder Shares or SPAC Common Shares issued or issuable upon the conversion of the unvested Founder Shares prior to the later of (x) the expiration of the applicable lock-up described in paragraph 7(a), and (y) the date such Founder Shares or SPAC Common Shares become vested pursuant to this paragraph 7(c). For the avoidance of doubt, it is acknowledged and agreed that the Private Placement Shares shall not be subject to the provisions of this paragraph 7(c).

(i) Vesting Schedule.

(1) 1,500,000 of the Founder Shares or SPAC Common Shares issued or issuable upon the conversion of the Founder Shares owned by the Sponsor as of the Closing and identified on Annex A as “Vesting Founder Shares” shall vest on the occurrence of a Triggering Event (the “Vesting Date”); provided, however, that if the Vesting Date occurs on or after the date that is five (5) years after the Closing Date, such Founder Shares shall not vest.

(2) Founder Shares identified on Annex A as “Vesting Founder Shares” that do not vest in accordance with this paragraph 7(c)(i) on or before the date that is five (5) years after the Closing Date will be automatically forfeited for no additional consideration immediately following the five-year anniversary of the Closing Date.

(ii) Acceleration of Vesting Upon a Change in Control. In the event of a Change in Control prior to the fifth anniversary of the Closing Date, the vesting of unvested Founder Shares or SPAC Common Shares issued or issuable upon the conversion of the unvested Founder Shares shall be accelerated or the unvested Founder Shares or SPAC Common Shares issued or issuable upon the conversion of the unvested Founder Shares will be forfeited, as follows:

(1) With respect to the unvested Founder Shares (or SPAC Common Shares issuable or issued upon conversion thereof) that were eligible to vest pursuant to paragraph 7(c)(i)(1), (A) such Founder Shares (or SPAC Common Shares issuable or issued upon conversion thereof) will fully vest as of immediately prior to the closing of such Change in Control if such Change in Control constitutes a Triggering Event and (B) no portion of such Founder Shares (or SPAC Common Shares issuable or issued upon conversion thereof) will vest in connection with such Sale if such Change in Control does not constitute a Triggering Event.

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(2) Unvested Founder Shares (or SPAC Common Shares issuable or issued upon conversion thereof) that do not vest in accordance with this paragraph 7(c)(ii) upon the occurrence of a Change in Control will be forfeited immediately prior to the closing of such Change in Control.

(3) For avoidance of doubt, following a transaction or business combination that is not a Change in Control, the equitable adjustment provisions of paragraph 20 shall apply, including, without limitation, to performance vesting criteria.

(4) Holders of Founder Shares or SPAC Common Shares issued or issuable upon the conversion of the Founder Shares subject to the vesting provisions of this paragraph 7(c) shall be entitled to vote such Founder Shares or SPAC Common Shares and receive dividends and other distributions with respect to such Founder Shares or SPAC Common Shares prior to vesting; provided that dividends and other distributions with respect to Founder Shares or SPAC Common Shares issued or issuable upon the conversion of the Founder Shares that are subject to vesting pursuant to paragraph 7(c)(i) shall be set aside by SPAC and shall only be paid to such holders upon the vesting of such Founder Shares or SPAC Common Shares (if at all); for the avoidance of doubt, (A) such dividends and other distributions shall be paid only on the portion of the unvested Founder Shares or SPAC Common Shares issued or issuable upon the conversion of the Founder Shares that vest and (B) if any dividends or other distributions with respect to Founder Shares or SPAC Common Shares issued or issuable upon the conversion of the Founder Shares that are subject to vesting pursuant to paragraph 7(c)(i) are set aside and such Founder Shares or SPAC Common Shares are subsequently forfeited, such set aside dividends or distributions shall become the property of SPAC.

(iii) Founder Shares or SPAC Common Shares issued or issuable upon the conversion of the Founder Shares that are forfeited pursuant to this paragraph 7(c) shall be automatically transferred by the Sponsor to SPAC, without any consideration for such Transfer, and cancelled.

(d) Conversion; Waiver of Conversion Ratio Adjustment.

(i) (A) Section 4.1 of the Memorandum and Articles provides that each share of SPAC Class B Ordinary Share shall automatically convert into one share of SPAC Class A Ordinary Share (the “Initial Conversion Ratio”) at the time of a Business Combination, and (B) Section 4.2 of the Memorandum and Articles provides that the Initial Conversion Ratio shall be adjusted (the “Adjustment”) in the event that additional SPAC Common Shares are issued in excess of the amounts offered in SPAC’s initial public offering of securities such that the Sponsor and the Insiders, along with any other holders of SPAC Class B Ordinary Shares, shall continue to own 20% of the issued and outstanding shares of Capital Stock after giving effect to such issuance.

(ii) As of and conditioned upon the Domestication, the Sponsor and each Insider hereby irrevocably relinquishes and waives any and all rights the Sponsor and each Insider has or will have under Section 4.2 of the Memorandum and Articles to receive SPAC Common Shares in excess of the number issuable at the Initial Conversion Ratio upon conversion of the existing SPAC Class B Ordinary Shares held by him, her or it, as applicable, in connection with the Domestication as a result of any Adjustment, and, as a result, the shares of SPAC Class B Ordinary Shares shall convert into SPAC Common Shares (or such equivalent security) prior to the Domestication on a one-for-one basis.

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(iii) Without limiting the foregoing, the Sponsor, as the sole holder of SPAC Class B Ordinary Shares prior to the Domestication, shall cause to be converted, immediately prior to the Domestication, each then issued and outstanding SPAC Class B Ordinary Share, on a one-for-one basis, into a SPAC Class A Ordinary Share.

(e) Bylaws Lockup. SPAC agrees that, for so long as at least one director designated by Sponsor is then serving on the Board of Directors of SPAC, any decision by the Board of Directors of SPAC (or any duly authorized committee thereof) to waive, amend, or repeal the lockup obligations set forth in Section 7.5 of the SPAC Bylaws upon Domestication (the “Bylaws Lockup”) shall include the affirmative vote or consent of at least one director designated by Sponsor.

8. Each Insider’s biographical information furnished to SPAC and the Representative that is included in the Prospectus or the Proxy Statement, as applicable, is true and accurate in all respects and does not omit any material information with respect to such Insider’s background and contains all of the information required to be disclosed pursuant to Item 401 of Regulation S-K, promulgated under the Securities Act. Each Insider’s questionnaire furnished to SPAC and the Representative including any such information that is included in the Prospectus is true and accurate in all respects. Each Insider represents and warrants that: (i) such Insider is not subject to or a respondent in any legal action for, any injunction, cease-and-desist order or order or stipulation to desist or refrain from any act or practice relating to the offering of securities in any jurisdiction; and (ii) such Insider has never been convicted of, or pleaded guilty to, any crime (A) involving fraud, (B) relating to any financial transaction or handling of funds of another person or (C) pertaining to any dealings in any securities and such Insider is not currently a defendant in any such criminal proceeding. The Sponsor and each Insider represents and warrants that it, he or she has never been suspended or expelled from membership in any securities or commodities exchange or association or had a securities or commodities license or registration denied, suspended or revoked.

9. Except as disclosed on Schedule 6.08 (Brokers’ Fees) of the Merger Agreement, neither the Sponsor nor any Insider nor any Affiliate of the Sponsor or any Insider, nor any director or officer of SPAC, shall receive from SPAC any finder’s fee, reimbursement, consulting fee, monies in respect of any repayment of a loan or other compensation prior to, or in connection with any services rendered in order to effectuate the consummation of a Business Combination (regardless of the type of transaction that it is), other than the following, none of which will be made from the proceeds held in the Trust Account prior to the completion of the Business Combination and each of which shall, as of and in connection with the Closing, be paid off in full and no further liabilities or obligations in respect thereof shall be due and owing by SPAC or the Company or any of its Subsidiaries from and after the Closing: payment to an Affiliate of the Sponsor for office space and related support services for a total of $30,000 per month; reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating a Business Combination; and repayment of loans, if any, and on such terms as to be determined by SPAC from time to time, made by the Sponsor or certain of SPAC’s officers and directors to finance transaction costs in connection with an intended Business Combination, provided that if SPAC does not consummate a Business Combination, a portion of the working capital held outside the Trust Account may be used by SPAC to repay such loaned amounts so long as no proceeds from the Trust Account are used for such repayment. Up to $1,500,000 of such loans may be convertible into SPAC Common Shares at a price of $10.00 per share at the option of the lender. Any such shares will be identical to the Private Placement Shares. During the period commencing on the date hereof and ending on the earlier of (i) the consummation of the Closing and (ii) the valid termination of the Merger Agreement, the Sponsor and each Insider agrees not to enter into, modify or amend any Contract between or among the Sponsor, any Insider, anyone related by blood, marriage or adoption to any Insider or any Affiliate of any such Person (other than SPAC or any of its Subsidiaries), on the one hand, and SPAC or any of its Subsidiaries, on the other hand, that would contradict, limit, restrict or impair (x) any party’s ability to perform or satisfy any obligation under this Sponsor Agreement or (y) the Company’s, SPAC’s or Merger Subs’ ability to perform or satisfy any obligation under the Merger Agreement.

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10. The Sponsor and each Insider has full right and power, without violating any agreement to which it, he or she is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Sponsor Agreement and, as applicable, to serve as an officer and/or a director on the board of directors of SPAC and each Insider hereby consents to being named in the Prospectus as an officer and/or director of SPAC, as applicable.

11. As used herein, the following terms shall have the respective meanings set forth below:

(a) “Business Combination” shall mean a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination, involving SPAC and one or more businesses or entities;

(b) “Change in Control” means (i) a purchase, sale, exchange, business combination or other transaction (including a merger or consolidation of SPAC with or into any other corporation or other entity) in which the equity securities of SPAC, its successor, or the surviving entity of such business combination or other transaction are not registered under the Exchange Act or listed or quoted for trading on a national securities exchange, (ii) a sale, lease, exchange or other transfer (including a merger) in one transaction or a series of related transactions of assets representing fifty percent (50%) or more of the value of SPAC’s assets (including, after the Closing, the capital stock of the Company and other Subsidiaries of SPAC) to a third party that is not an Affiliate of the Sponsor (or a group of third parties that are not Affiliates of the Sponsor), (iii) the transfer to or acquisition by (whether by tender offer, merger, consolidation, division or other similar transaction), in one transaction or a series of related transactions, a person or entity or group of affiliated persons or entities (other than an underwriter pursuant to an offering), of SPAC’s voting securities if, after such transfer or acquisition, such person, entity or group of affiliated persons or entities would beneficially own (as defined in Rule 13d-3 promulgated under the Exchange Act) securities constituting more than fifty percent (50%) of the outstanding voting power of SPAC (it being understood for the purposes of this clause (iii), a bona fide equity financing shall not be considered a “Change in Control”), or (iv) a merger, consolidation or other business combination with or involving SPAC (or any Subsidiary or Subsidiaries that alone or together represent fifty percent (50%) or more of the value of SPAC’s assets) that results in the stockholders of SPAC immediately before the consummation of such transaction or series of related transactions holding, directly or indirectly, less than fifty percent (50%) of the voting power of SPAC (or such Subsidiary or Subsidiaries) or of any successor or surviving entity thereof or of any acquiring entity (or parent thereof), as applicable, immediately following the consummation of such transaction or series of related transactions.

(c) “Commission” shall mean the U.S. Securities and Exchange Commission;

(d) “Founder Shares” shall mean the 10,350,000 SPAC Class B Ordinary Shares owned by the Sponsor;

(e) “Private Placement Shares” shall mean the 300,000 SPAC Common Shares owned by the Sponsor;

(f) “Private Placement Units” shall mean the 300,000 Units sold to the Sponsor in a private sale simultaneously with the closing of the Public Offering, all of which have been separated into the underlying SPAC Common Shares and private placement warrants as of the date hereof;

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(g) “Public Offering” shall mean the underwritten initial public offering of 41,400,000 SPAC Common Shares;

(h) “Public Shareholders” shall mean the holders of securities issued in the Public Offering;

(i) “Representative” means Citigroup Global Markets Inc.

(j) “SPAC Capital Stock” shall mean, collectively, the SPAC Common Shares, the Private Placement Shares and the Founder Shares;

(k) “SPAC Class A Ordinary Share” shall mean SPAC’s Class A Ordinary Share, par value $0.0001 per share;

(l) “SPAC Class B Ordinary Shares” shall mean SPAC’s Class B Ordinary Share, par value $0.0001 per share;

(m) “SPAC Common Shares” shall mean, as applicable, SPAC Class A Ordinary Shares prior to the Domestication or SPAC Common Stock following the Domestication;

(n) “SPAC Common Stock” shall mean common stock of SPAC following the Domestication;

(o) “Transfer” shall mean the, direct or indirect, voluntary or involuntary, (I) transfer, sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase, distribution or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the Commission promulgated thereunder with respect to, any security, (II) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (III) public announcement of any intention to effect any transaction specified in clause (I) or (II) above;

(p) “Triggering Event” means the earliest of the following to occur: (a) the VWAP of one share of SPAC Common Stock at any time is greater than or equal to $12.00 per share over any fifteen (15) Trading Days within any one hundred eighty (180) Trading Day period (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to SPAC Common Stock) or (b) a Change in Control of SPAC pursuant to which stockholders of SPAC Common Stock have the right to receive consideration implying a price per share (based on the value of the cash, securities or in-kind consideration being delivered in respect of SPAC Common Stock, as determined in good faith by the board of directors of SPAC) greater than or equal to $12.00 or, in the case of a Change in Control where the holders of SPAC Common Stock do not receive consideration, the price per share of SPAC Common Stock implied by such transaction (as determined in good faith by the board of directors of SPAC) is greater than or equal to $12.00.

(q) “Trust Account” shall mean the trust fund into which the net proceeds of the Public Offering and a portion of the proceeds from the sale of the Private Placement Shares were deposited;

(r) “Underwriters” means the underwriters of the Public Offering; and

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(s) “VWAP” for any security as of any trading day means the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during such trading day beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average). If the foregoing does not apply, “VWAP” shall mean the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during such trading day beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg. If no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, “VWAP” shall mean the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc for such trading day. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such shall be the fair market value per share on such day as reasonably determined by the board of directors of SPAC.

(t) “Units” shall mean the units consisting of one SPAC Class A Ordinary Share and one-quarter of one redeemable warrant, with each whole warrant entitling the holder thereof to purchase one SPAC Class A Ordinary Share for $11.50 per share.

12. This Sponsor Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby, including, without limitation, the Prior Letter Agreement. This Sponsor Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto and the Company, it being acknowledged and agreed that the Company’s execution of such an instrument will not be required after any valid termination of the Merger Agreement. Each of the parties hereto hereby acknowledges and agrees that the Representative is a third-party beneficiary of this Letter Agreement (solely to the extent such provisions also appeared in the Prior Letter Agreement).

13. Except as otherwise provided herein, no party hereto may assign either this Sponsor Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties and the Company (except that, following any valid termination of the Merger Agreement, no consent from the Company shall be required). Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Sponsor Agreement shall be binding on SPAC, the Sponsor and each of the Insiders and each of their respective successors, heirs and assigns and permitted transferees.

14. Nothing in this Sponsor Agreement shall be construed to confer upon, or give to, any person or entity other than the parties hereto any right, remedy or claim under or by reason of this Sponsor Agreement or of any covenant, condition, stipulation, promise or agreement hereof. All covenants, conditions, stipulations, promises and agreements contained in this Sponsor Agreement shall be for the sole and exclusive benefit of SPAC, the Sponsor and the Insiders, and, prior to any valid termination of the Merger Agreement, the Company, and their respective successors, heirs, personal representatives and assigns and permitted transferees. Notwithstanding anything herein to the contrary, each of SPAC, the Sponsor and each Insider acknowledges and agrees that, until the valid termination of the Merger Agreement, the Company is an express third-party beneficiary of this Sponsor Agreement and may directly enforce (including by an action for specific performance, injunctive relief or other equitable relief) each of the provisions set forth in this Sponsor Agreement as though directly party hereto.

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15. This Sponsor Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

16. This Sponsor Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Sponsor Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Sponsor Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

17. This Sponsor Agreement, and all claims or causes of action (each, an “Action”) based upon, arising out of, or related to this Sponsor Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Any Action based upon, arising out of or related to this Sponsor Agreement or the transactions contemplated hereby may be brought in federal and state courts located in the State of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Sponsor Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this paragraph. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

18. Any notice, consent or request to be given in connection with any of the terms or provisions of this Sponsor Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery or E-mail transmission to the receiving party’s address or E-mail address set forth above or on the receiving party’s signature page hereto; provided that any such notice, consent or request to be given to SPAC or the Company at any time prior to the valid termination of the Merger Agreement shall be given in accordance with the terms of Section 12.02 (Notices) of the Merger Agreement.

19. This Sponsor Agreement shall terminate on the earlier of (i) the later of (x) the expiration of the applicable lock-up described in paragraph 7(a), and (y) the vesting and/or forfeiture in full of all Founder Shares or SPAC Common Shares issued or issuable upon the conversion of the Founder Shares owned by the Sponsor as of the Closing pursuant to paragraph 7(c); and (ii) the liquidation of SPAC; provided, however, that paragraph 5 of this Sponsor Agreement shall survive such liquidation for a period of six (6) years; provided, further, that paragraph 7(e) of this Sponsor Agreement shall survive until the expiration of the Bylaws Lockup in full; provided, further, that no such termination shall relieve the Sponsor, any Insider or SPAC from any liability resulting from a breach of this Sponsor Agreement occurring prior to such termination.

20. Each of the Sponsor and the Insiders hereby represents and warrants (severally and not jointly as to itself, himself or herself only) to SPAC and the Company as follows: (i) if such Person is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance

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of this Sponsor Agreement and the consummation of the transactions contemplated hereby are within such Person’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Person; (ii) if such Person is an individual, such Person has full legal capacity, right and authority to execute and deliver this Sponsor Agreement and to perform his or her obligations hereunder; (iii) this Sponsor Agreement has been duly executed and delivered by such Person and, assuming due authorization, execution and delivery by the other parties to this Sponsor Agreement, this Sponsor Agreement constitutes a legally valid and binding obligation of such Person, enforceable against such Person in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies); (iv) the execution and delivery of this Sponsor Agreement by such Person does not, and the performance by such Person of his, her or its obligations hereunder will not, (A) if such Person is not an individual, conflict with or result in a violation of the organizational documents of such Person or (B) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any Contract binding upon such Person or its, his or her Founder Shares or Private Placement Shares, as applicable), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Person of its, his or her obligations under this Sponsor Agreement; (v) there are no Actions pending against such Person or, to the knowledge of such Person, threatened against such Person, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Person of such Person’s obligations under this Sponsor Agreement; (vi) except for fees described on Schedule 6.08 (Brokers’ Fees) of the Merger Agreement, no financial advisor, investment banker, broker, finder or other similar intermediary is entitled to any fee or commission from such Person, SPAC, any of its Subsidiaries or any of their respective Affiliates in connection with the Merger Agreement or this Sponsor Agreement or any of the respective transactions contemplated thereby and hereby, in each case, based upon any arrangement or agreement made by or, to the knowledge of such Person, on behalf of such Person, for which SPAC, the Company or any of their respective Affiliates would have any obligations or liabilities of any kind or nature; (vii) such Person has had the opportunity to read the Merger Agreement and this Sponsor Agreement and has had the opportunity to consult with its tax and legal advisors; (viii) such Person has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Person’s obligations hereunder; (ix) except as otherwise described in this Sponsor Agreement, such Person has the direct or indirect interest in all of its, his or her SPAC Common Shares, Founder Shares and Private Placement Shares, which are held through the Sponsor, the Sponsor has good title to all such Founder Shares and Private Placement Shares and any SPAC Common Shares held by the Sponsor, and there exist no Liens or any other limitation or restriction (including, without limitation, any restriction on the right to vote, sell or otherwise dispose of such securities) (other than transfer restrictions under the Securities Act) affecting any such securities, other than pursuant to (A) this Sponsor Agreement, (B) the Memorandum and Articles, (C) the Merger Agreement, (D) that certain Amended Registration Rights Agreement, dated as of the date hereof, or (E) any applicable securities Laws; (x) the Founder Shares and Private Placement Shares listed on Annex A are the only equity securities in SPAC (including, without limitation, any equity securities convertible into, or which can be exercised or exchanged for, equity securities of SPAC) owned of record or beneficially by such Person as of the date hereof and such Person has the sole power to dispose of (or sole power to cause the disposition of) and the sole power to vote (or sole power to direct the voting of) such Founder Shares and Private Placement Shares and none of such Founder Shares or Private Placement Shares is subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Founder Shares or Private Placement Shares, except as provided in this Sponsor Agreement.

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21. If, and as often as, there are any changes in SPAC, the SPAC Common Shares, the Founder Shares or the Private Placement Shares by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Sponsor Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to SPAC, SPAC’s successor or the surviving entity of such transaction, the SPAC Common Shares, the Founder Shares or the Private Placement Shares, each as so changed. For the avoidance of doubt, such equitable adjustment shall be made to the performance criteria set forth in paragraph 7(c).

22. Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

[Signature Page Follows]

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Sincerely,

SPONSOR:

CHURCHILL SPONSOR X LLC

By:	/s/ Michael Klein
	Name:	Michael Klein
	Title:	Authorized Person

[Signature Page to Sponsor Agreement]

INSIDERS:

By:	/s/ Michael Klein
	Name:	Michael Klein
	Address:	c/o Churchill Capital Corp X
640 Fifth Avenue, 12th Floor
New York, NY 10019
	E-mail:	[***]

By:	/s/ Jay Taragin
	Name:	Jay Taragin
	Address:	c/o Churchill Capital Corp X
640 Fifth Avenue, 12th Floor
New York, NY 10019
	E-mail:	[***]

By:	/s/ Stephen Murphy
	Name:	Stephen Murphy
	Address:	c/o Churchill Capital Corp X
640 Fifth Avenue, 12th Floor
New York, NY 10019
	E-mail:	[***]

By:	/s/ William Sherman
	Name:	William Sherman
	Address:	c/o Churchill Capital Corp X
640 Fifth Avenue, 12th Floor
New York, NY 10019
	E-mail:	[***]

By:	/s/ Paul Lapping
	Name:	Paul Lapping
	Address:	c/o Churchill Capital Corp X
640 Fifth Avenue, 12th Floor
New York, NY 10019
	E-mail:	[***]

[Signature Page to Sponsor Agreement]

Acknowledged and Agreed:

CHURCHILL CAPITAL CORP IX

By:	/s/ Jay Taragin
Name: Jay Taragin
Title: Chief Financial Officer

[Signature Page to Sponsor Agreement]

ANNEX A

	Founder Shares*	Vesting Founder Shares	Private Placement Shares
Churchill Sponsor X LLC**	10,350,000	1,500,000	300,000

*	Includes SPAC Common Shares issued or issuable upon the conversion of the Founder Shares.
**	Michael Klein may be deemed to beneficially own the Founder Shares and Private Placement Shares owned by Churchill Sponsor X LLC.

Annex A

Exhibit 10.2

STOCKHOLDER VOTING AND SUPPORT AGREEMENT

This Stockholder Voting and Support Agreement (this “Agreement”) is dated as of September 8, 2025, by and among Churchill Capital Corp X, a Cayman Islands exempted company limited by shares (which shall transfer by way of continuation and domesticate as a Delaware corporation) (“Acquiror”), the Person set forth on the signature page hereto (the “Company Stockholder”), and ColdQuanta, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Company Stockholder is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such number of shares of such classes or series of Company Stock as are indicated opposite such Company Stockholder’s name on Schedule I hereto (all such shares of Company Stock, together with (i) any shares of Company Stock of which ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) is hereafter acquired by the Company Stockholder during the period from the date hereof through the Expiration Time (as defined below) and (ii) securities convertible into Company Stock of which ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) is hereafter acquired by the Company Stockholder during the period from the date hereof through the Expiration Time are referred to herein as the “Subject Shares”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Acquiror, AH Merger Sub I, Inc., a Delaware corporation and direct, wholly owned subsidiary of Acquiror (“Merger Sub I”), AH Merger Sub II, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Acquiror (“Merger Sub II” and together with Merger Sub I, “Merger Subs”) and the Company, have entered into an Agreement and Plan of Merger and Reorganization (as amended or modified from time to time, the “Merger Agreement”), dated as of the date hereof;

WHEREAS, pursuant to the terms of the Merger Agreement, among other transactions, prior to Closing, Acquiror shall domesticate as a Delaware corporation in accordance with Section 388 of the DGCL and Part XII of the Cayman Companies Act (as revised) (the “Domestication”);

WHEREAS, pursuant to the terms of the Merger Agreement, among other transactions, following the Domestication (i) Merger Sub I will merger with and into the Company with the Company continuing as the surviving corporation (the “Surviving Corporation” and such merger, the “First Merger”) and immediately following the First Merger, the Surviving Corporation will merge with and into Merger Sub II, with Merger Sub II continuing as the surviving entity (the “Surviving Entity” and such second merger, the “Second Merger” and together with the First Merger, the “Mergers”); and

WHEREAS, as an inducement to Acquiror and the Company to enter into the Merger Agreement, the Transaction Agreements and to consummate the Transactions, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

STOCKHOLDER VOTIG AND SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Merger Agreement. The Company Stockholder hereby acknowledges that it has read the Merger Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. The Company Stockholder shall be bound by and comply with 9.04(a) (Exclusivity) and Sections 9.06(b) (Confidentiality; Publicity) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if (a) the Company Stockholder was an original signatory to the Merger Agreement with respect to such provisions, and (b) the first reference to the “Company” contained in each sentence of Section 9.04(a) of the Merger Agreement and the first reference to the Company contained in section 9.06(b) also referred to the Company Stockholder.

Section 1.2 No Transfer. During the period commencing on the date hereof and ending on the earlier of (a) the First Effective Time and (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 11.1 thereof (the earlier of clauses (a) and (b), the “Expiration Time”), the Company Stockholder shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement and the Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares (clauses (i) and (ii) collectively, a “Transfer”) or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii); provided, however, that the foregoing shall not prohibit Transfers between the Company Stockholder and any Affiliate of the Company Stockholder, so long as, prior to and as a condition to the effectiveness of any such Transfer, such Affiliate executes and delivers to Acquiror a joinder to this Agreement in substantially the form attached hereto as Annex A; provided, further, that any Transfer permitted under this Section 1.2 shall not relieve the Company Stockholder of its obligations under this Agreement. Any Transfer in violation of this Section 1.2 with respect to the Company Stockholder’s Subject Shares shall be null and void.

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Section 1.3 New Shares. In the event that after the date hereof but prior to the Expiration Time (a) any Subject Shares are issued to the Company Stockholder pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Subject Shares, exercise of Company Options, conversion of Company Preferred Stock or otherwise, (b) the Company Stockholder purchases or otherwise acquires beneficial ownership of any Subject Shares, or (c) the Company Stockholder acquires the right to vote or share in the voting of any Subject Shares (collectively, the “New Securities”), then such New Securities acquired or purchased by the Company Stockholder shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Shares owned by the Company Stockholder as of the date hereof.

Section 1.4 Company Stockholder Agreements.

(a) Hereafter until the Expiration Time, the Company Stockholder hereby unconditionally and irrevocably agrees that, (x) at any meeting of the stockholders of the Company (or any adjournment or postponement thereof), and (y) in any action by written consent of the stockholders of the Company distributed by the Board of Directors of the Company or otherwise undertaken in respect of or as contemplated by the Merger Agreement, the Transaction Agreements or the Transactions and delivered or otherwise made available to stockholders of the Company, the Company Stockholder shall, (X) if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause its Subject Shares (to the extent such Subject Shares are entitled to vote on or provide consent with respect to such matter) to be counted as present thereat for purposes of establishing a quorum, and (Y) the Company Stockholder shall vote or provide written consent (or cause to be voted or consent provided), as applicable, in person or by proxy, all of its Subject Shares (to the extent such Subject Shares are entitled to vote on or provide consent with respect to such matter):

(i) to approve and adopt the Merger Agreement, the other Transaction Agreements and the Transactions (and any actions required in furtherance thereof), including by executing and delivering to the Company (for delivery to Acquiror), within forty-eight (48) hours following the Proxy Clearance Date, the Written Consent (in substantially the form attached Exhibit L to the Merger Agreement);

(ii) to exercise the drag-along rights, if applicable to the Merger, set forth in Section 3 of the Voting Agreement (as defined below);

(iii) in any other circumstances upon which a consent, waiver or other approval is required under the Company Stockholder Agreements or under any agreements between the Company and its stockholders or otherwise sought with respect to the Merger Agreement, the Transaction Agreements or the Transactions, to vote, consent, waive or approve (or cause to be voted, consented, waived or approved) all of the Company Stockholder’s Subject Shares held at such time in favor thereof (to the extent such Subject Shares are entitled to vote on or provide consent, waiver or approval with respect to such matter);

(iv) against any merger agreement, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company (other than the Merger Agreement and the Transactions);

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(v) against any change in the business, management or board of directors of the Company that would or would reasonably be expected to adversely affect the ability of the Company to consummate the Transactions; and

(vi) against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement or the Transactions, including the Merger, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the Merger Agreement, (C) result in any of the conditions set forth in Article 10 of the Merger Agreement not being fulfilled, or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock or securities convertible into capital stock of, the Company.

The Company Stockholder hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

(b) For the avoidance of doubt, nothing in this Agreement shall require the Company Stockholder to vote in any manner with respect to any amendment to the Merger Agreement in a manner that decreases the Per Share Merger Consideration, changes the form of the Per Share Merger Consideration or is materially adverse to the Company Stockholder or the Company’s Stockholders generally. Except as expressly set forth in this Article I, the Company Stockholder shall not be restricted from voting in any manner with respect to any other matters presented or submitted to the stockholders of the Company.

Section 1.5 Related Party Agreements. The Company Stockholder, severally and not jointly, hereby agrees and consents to the termination of all related party Contracts to which the Company Stockholder is party, effective as of and contingent upon the occurrence of the Closing without any further liability or obligation to the Company, the Company’s Subsidiaries or Acquiror, including those certain agreements set forth on Schedule II hereto, as applicable.

Section 1.6 Registration Rights Agreement. The Company Stockholder agrees that it will deliver, concurrently herewith (or, in any event, prior to the Closing) a duly executed copy of the Amended and Restated Registration Rights Agreement substantially in the form attached as Exhibit E to the Merger Agreement.

Section 1.7 Company Preferred Stock. To the extent the Company Stockholder is a holder of shares of Company Preferred Stock, the Company Stockholder hereby agrees, acknowledges and consents, immediately prior to the Closing and subject to the consummation of the Mergers, and without any further action on the part of the Company Stockholder, the Company or any other stockholder of the Company, (a) to have each share of Company Preferred Stock convert automatically into shares of Company Common Stock at the then effective conversion rate as calculated pursuant to Section 4.1.1 of the Company Certificate of Incorporation in accordance with Section 5.1 of the Company Certificate of Incorporation and (b) hereby specifies, pursuant to Section 5.1(c) of the Company Certificate of Incorporation, that the Mandatory Conversion Time (as defined in the Company Certificate of Incorporation) shall be such time as is immediately prior to Closing, but contingent upon the occurrence of the Closing, and that all then-outstanding shares of Company Preferred Stock shall automatically convert at such time (the “Conversion of Securities”).

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Section 1.8 Further Assurances. The Company Stockholder shall execute and deliver, or cause to be delivered, such additional documents, and take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary (including under applicable Laws), or reasonably requested by Acquiror or the Company to support the Meger, the Conversion of Securities, the Merger Agreement, any other Transaction Agreements and any of the Transactions, including, without limitation, (i) any applicable Transaction Agreements (including, without limitation and to the extent applicable, the Registration Rights Agreement), (ii) any additional instrument of conversion required to effect the Conversion of Securities (or other similar documentation reasonably requested by Acquiror or the Company), (iii) any actions contemplated by the Written Consent presented to the Company Stockholder, and (iv) any applicable customary instruments of conveyance and transfer, and any consent, waiver, governmental filing, and any similar or related documents, in each case, on the terms and subject to the conditions set forth therein and herein, as applicable.

Section 1.9 No Inconsistent Agreement. The Company Stockholder hereby represents and covenants that the Company Stockholder has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of the Company Stockholder’s obligations hereunder.

Section 1.10 Waiver of Notice Rights. The Company Stockholder hereby waives any and all notice rights with respect to the Transactions under the Company Stockholder Agreements.

Section 1.11 Waiver of Dissenters’ Rights. The Company Stockholder agrees to refrain from exercising any dissenters’ rights or rights of appraisal under applicable Law, including pursuant to the DGCL, at any time with respect to the Merger Agreement, the other Transaction Agreements and the Transactions.

Section 1.12 No Challenges. The Company Stockholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Acquiror, Merger Sub, the Company or any of their respective successors, assigns or directors, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into the Merger Agreement. Notwithstanding the foregoing, nothing herein shall be deemed to prohibit the Company Stockholder from enforcing the Company Stockholder’s rights under this Agreement and the other Transaction Agreements entered into by the Company Stockholder in connection herewith, including the Company Stockholder’s right to receive its portion of the Per Share Merger Consideration as provided in the Merger Agreement.

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Section 1.13 Consent to Disclosure. The Company Stockholder hereby consents to the publication and disclosure in the Proxy Statement and Registration Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by Acquiror or the Company to any Governmental Authority or to securityholders of Acquiror), as required by applicable securities Laws, of the Company Stockholder’s identity and beneficial ownership of Subject Shares and the nature of the Company Stockholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by Acquiror or the Company, a copy of this Agreement. Each Company Stockholder will promptly provide any information reasonably requested by Acquiror or the Company for any regulatory application or filing made or approval sought in connection with the transactions contemplated by the Merger Agreement (including filings with the SEC).

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Company Stockholders. The Company Stockholder represents and warrants as of the date hereof to Acquiror and the Company (severally and not jointly, and solely with respect to itself, himself or herself and not with respect to any other Company Stockholder) as follows:

(a) Organization; Due Authorization. If the Company Stockholder is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within the Company Stockholder’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of the Company Stockholder. If the Company Stockholder is an individual, the Company Stockholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations hereunder. This Agreement has been duly executed and delivered by the Company Stockholder and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of the Company Stockholder, enforceable against the Company Stockholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the Company Stockholder.

(b) Ownership. The Company Stockholder is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of the Company Stockholder’s Subject Shares, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares (other than transfer restrictions under the Securities Act)) affecting any such Subject Shares, other than Liens pursuant to (i) this Agreement, (ii) the Company’s Certificate of Incorporation, (iii) the other Company Stockholder Agreements; (iv) the Merger Agreement, (v) the bylaws of the Company; or (vi) any applicable securities Laws. The Company Stockholder’s Subject Shares are the only equity securities in the Company owned of record or beneficially by the Company Stockholder on the date of this Agreement, and none of the Company Stockholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject

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Shares other than as set forth hereunder and in the Company’s Fourth Amended and Restated Voting Agreement, dated as of December 24, 2024 by and among the Company and certain Holders (the “Voting Agreement”). Other than as set forth on Schedule I, the Company Stockholder does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Company or any equity securities convertible into, or which can be exchanged for, equity securities of the Company.

(c) No Conflicts. The execution and delivery of this Agreement by the Company Stockholder does not, and the performance by the Company Stockholder of his, her or its obligations hereunder will not, (i) if the Company Stockholder is not an individual, conflict with or result in a violation of the organizational documents of the Company Stockholder; (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon the Company Stockholder or the Company Stockholder’s Subject Shares); (iii) result in a violation of applicable Law applicable to the Company Stockholder; or (iv) result in the creation or imposition of any Lien on the Subject Shares, in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by the Company Stockholder of its, his or her obligations under this Agreement.

(d) Litigation. There are no Actions pending against the Company Stockholder, or to the knowledge of the Company Stockholder threatened against the Company Stockholder, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges the beneficial or record ownership of the Subject Shares, the validity of this Agreement, or seeks to prevent, enjoin or materially delay the performance by the Company Stockholder of its, his or her obligations under this Agreement.

(e) Adequate Information. The Company Stockholder is a sophisticated stockholder and has adequate information concerning the business and financial condition of Acquiror and the Company to make an informed decision regarding this Agreement and the transactions contemplated by the Merger Agreement and has independently and without reliance upon Acquiror or the Company and based on such information as the Company Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. The Company Stockholder acknowledges that Acquiror and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. The Company Stockholder acknowledges that the agreements contained herein with respect to the Subject Shares held by the Company Stockholder are irrevocable.

(f) Brokerage Fees. Except as described on Schedule 5.25 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by the Company Stockholder, for which the Company or any of its Affiliates may become liable.

(g) Acknowledgment. The Company Stockholder understands and acknowledges that each of Acquiror and the Company is entering into the Merger Agreement in reliance upon the Company Stockholder’s execution and delivery of this Agreement.

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ARTICLE III

MISCELLANEOUS

Section 3.1 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the Expiration Time and (b) the written agreement of Acquiror, the Company and the Company Stockholder. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.

Section 3.2 Governing Law. This Agreement, and all claims or causes of Action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction (except that the Cayman Company Act shall apply to the Domestication and any claims related to internal affairs of Acquiror prior to the Domestication).

Section 3.3 Jurisdiction. Any Action based upon, arising out of or related to this Agreement may be brought in federal and state courts located in the State of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the Transactions in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 3.3. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

Section 3.4 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of all of the other parties hereto.

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Section 3.5 Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware), this being in addition to any other remedy to which such party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 3.6 Amendment; Waiver. This Agreement or any provision hereof may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Acquiror, the Company and, to the extent such amendment, supplement, modification or waiver is materially adverse to the Company Stockholder, the Company Stockholder.

Section 3.7 Severability. Each provision of this Agreement is separable from every other provision of this Agreement. If any provision of this Agreement is found or held to be invalid, illegal or unenforceable, in whole or in part, by a court of competent jurisdiction, then (i) such provision will be deemed amended to conform to applicable laws so as to be valid, legal and enforceable to the fullest possible extent, and the parties hereto shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law (ii) the invalidity, illegality or unenforceability of such provision will not affect the validity, legality or enforceability of such provision under any other circumstances or in any other jurisdiction, and (iii) the invalidity, illegality or unenforceability of such provision will not affect the validity, legality or enforceability of the remainder of such provision or the validity, legality or enforceability of any other provision of this Agreement. To the extent necessary, the parties hereto shall amend or otherwise modify this Agreement to replace any provision that is held invalid, illegal, or unenforceable with a valid and enforceable provision that gives effect to the intent of the Parties. Without limiting the foregoing, if any covenant of the Company Stockholder in this Agreement is held to be unreasonable, arbitrary, or against public policy, such covenant shall be considered to be divisible with respect to scope, time and geographic area, and such lesser scope, time or geographic area, or all of them, as a court of competent jurisdiction may determine to be reasonable, not arbitrary, and not against public policy, shall be effective, binding and enforceable against the Company Stockholder.

Section 3.8 Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

If to Acquiror:

Churchill Capital Corp X

640 Fifth Avenue, 14th Floor

New York, NY 10019

Attention:   Jay Taragin

Email: Jay.Taragin@mkleinandcompany.com

9

with a copy to (which shall not constitute notice):

Willkie, Farr & Gallagher LLP

787 7th Avenue

New York, NY 10019

Attention:   Greg Astrachan, Sean Ewen and Esther Chang

Email: gastrachan@willkie.com; sewen@willkie.com; eschang@willkie.com

If to the Company:

ColdQuanta, Inc.

1315 W Century Dr #150

Louisville, CO 80027

Attention:   Jim Stirbis

Email:    legal@infleqtion.com

with a copy to (which shall not constitute notice):

Cooley LLP

3 Embarcadero Center

20th Floor

San Francisco, CA 94111

Attn:  Garth Osterman, Mike Nelson, Peter Byrne and Kristin VanderPas

Email: gosterman@cooley.com; mnelson@cooley.com; pbyrne@cooley.com; kvanderpas@cooley.com

If to the Company Stockholder:

To the Company Stockholder’s address set forth on the signature page hereto with a copy to (which shall not constitute notice):

Cooley LLP

3 Embarcadero Center

20th Floor

San Francisco, CA 94111

Attn: Garth Osterman, Mike Nelson, Peter Byrne and Kristin VanderPas

Email: gosterman@cooley.com; mnelson@cooley.com; pbyrne@cooley.com; kvanderpas@cooley.com

Section 3.9 Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

10

Section 3.10 Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

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IN WITNESS WHEREOF, the Company Stockholder, Acquiror, and the Company have each caused this Stockholder Voting and Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDER: [STOCKHOLDER]

By:
Name:

Address:

[Signature Page to Stockholder Voting and Support Agreement]

ACQUIROR:

CHURCHILL CAPITAL CORP X

By:
Name: Jay Taragin
Title: Chief Financial Officer

[Signature Page to Stockholder Voting and Support Agreement]

COMPANY: COLDQUANTA, INC.

By:
Name: Matthew Kinsella
Title: Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Annex A

Form of Joinder Agreement

This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Stockholder Voting and Support Agreement, dated as of September 8, 2025 (as amended, supplemented or otherwise modified from time to time, the “Support Agreement”), by and among Churchill Capital Corp X, a Cayman Islands exempted company limited by shares (which shall transfer by way of continuation and domesticate as a Delaware corporation), ColdQuanta, Inc., a Delaware corporation, and [_________]. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Support Agreement.

The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party to, and the “Company Stockholder” under, the Support Agreement as of the date hereof and shall have all of the rights and obligations of the Company Stockholder as if it had executed the Support Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Support Agreement.

IN WITNESS WHEREOF, the undersigned has duly executed this Joinder Agreement as of the date written below.

Date: [•], 2025
By:
Name:
Title:

Address for Notices:

With copies to:

Exhibit 10.3

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into this 8th day of September, 2025, by and between Churchill Capital Corp X, a Cayman Islands exempted company (the “Issuer”) and the undersigned (the “Subscriber” and, together with Issuer, the “Parties” and each, a “Party”). Defined terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Merger Agreement (as defined below).

WHEREAS, the Issuer, AH Merger Sub I, Inc., a Delaware corporation (“Merger Sub I”), AH Merger Sub II, LLC, a Delaware limited liability company (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”) and ColdQuanta, Inc., a Delaware corporation (“ColdQuanta”), will, following the execution of this Subscription Agreement, enter into that certain Agreement and Plan of Merger and Reorganization, dated as of September 8, 2025 (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Merger Agreement”, pursuant to which, inter alia, (i) Merger Sub I will be merged with and into ColdQuanta, with ColdQuanta surviving as a wholly owned subsidiary of the Issuer (the “Surviving Corporation”) (the “First Merger”) and (ii) immediately following the First Merger, the Surviving Corporation will be merged with and into Merger Sub II, with Merger Sub II continuing as the surviving entity and wholly owned subsidiary of the Issuer (the “Second Merger” and, together with the First Merger, the “Mergers”), on the terms and subject to the conditions set forth therein (the Mergers together with the other transactions contemplated by the Merger Agreement , the “Transactions”);

WHEREAS, prior to the closing of the Transactions (the “Closing” and such date, the “Closing Date”), the Issuer will domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware (“DGCL”) and Part XII of the Cayman Islands Companies Law (2020 Revision) (the “Domestication”);

WHEREAS, in connection with the Transactions, Subscriber is obliged to subscribe for and purchase from the Issuer a number of shares (“Shares”) of the Issuer’s common stock, par value $0.0001 per share (the “common stock”) equal to (A) the number of “Nominal Shares” set forth on the signature page hereto less (B) the number of Offset Shares (as defined in Section 13.1), for a purchase price of $10.00 per share (the “Per Share Price” and the aggregate purchase price for all of the Shares being purchased, the “Purchase Price”), and the Issuer has agreed to issue to Subscriber the Shares in consideration for the payment of the Purchase Price therefore by or on behalf of Subscriber to the Issuer, all on the terms and conditions set forth herein; and

WHEREAS, certain other “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) or institutional “accredited investors” (as described in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) (each, an “Other Subscriber”) have, severally and not jointly, entered into or are substantially concurrently entering into separate subscription agreements with the Issuer (the “Other Subscription Agreements”), pursuant to which such Other Subscribers have agreed to purchase common stock on the Closing Date at the same per share purchase price as Subscriber, and the aggregate amount of securities to be sold by the Issuer pursuant to this Subscription Agreement and the Other Subscription Agreements equals, as of the date hereof, [•] shares of common stock.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the Parties hereto hereby agree as follows:

If there is more than one Subscriber identified on the signature page, for ease of administration, this single Subscription Agreement is being executed so as to enable each such Subscriber to enter into a Subscription Agreement, severally, but not jointly. The Parties agree that (i) the Subscription Agreement shall be treated as if it were a separate agreement with respect to each Subscriber listed on the signature page, as if each Subscriber entity had executed a separate Subscription Agreement naming only itself as Subscriber, and (ii) no Subscriber listed on the signature page shall have any liability under the Subscription Agreement for the obligations of any Other Subscriber so listed.

1. Subscription. Subject to the terms and conditions hereof, at the Closing, Subscriber hereby agrees, following the Domestication and upon the substantially concurrent consummation of the Transactions, to subscribe for and purchase, and the Issuer hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Shares (such subscription and issuance, the “Subscription”). Subscriber acknowledges and agrees that, as a result of the Domestication, the Shares that will be purchased by Subscriber and issued by the Issuer pursuant to this Subscription Agreement shall be shares of common stock in a Delaware corporation (and not, for the avoidance of doubt, ordinary shares in a Cayman Islands exempted company).

2. Representations, Warranties and Agreements.

2.1 Subscriber’s Representations, Warranties and Agreements. To induce the Issuer to issue the Shares to Subscriber, Subscriber hereby represents and warrants to the Issuer and acknowledges and agrees with the Issuer as follows:

2.1.1 If Subscriber is not an individual, Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement. If Subscriber is an individual, Subscriber has the authority to enter into, deliver and perform its obligations under this Subscription Agreement.

2.1.2 If Subscriber is not an individual, this Subscription Agreement has been duly authorized, validly executed and delivered by Subscriber. If Subscriber is an individual, the signature on this Subscription Agreement is genuine, and Subscriber has legal competence and capacity to execute the same. Assuming that this Subscription Agreement constitutes the valid and binding agreement of the Issuer, this Subscription Agreement is enforceable against Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

2.1.3 The execution, delivery and performance by Subscriber of this Subscription Agreement and the consummation of the transactions contemplated hereby do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber or any of its subsidiaries is a party or by which Subscriber or any of its subsidiaries is bound or to which any of the property or assets of Subscriber or any of its subsidiaries is subject, which would reasonably be expected to have a material adverse effect on the legal authority of Subscriber to enter into and timely perform its obligations under this Subscription Agreement (a “Subscriber Material Adverse Effect”), (ii) if Subscriber is not an individual, result in any violation of the provisions of the organizational documents of Subscriber or any of its subsidiaries or (iii) result in any violation of any statute or any Governmental Order, rule or regulation of any Governmental Authority having jurisdiction over Subscriber or any of its subsidiaries or any of their respective properties that would reasonably be expected to have a Subscriber Material Adverse Effect.

2.1.4 Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (as described in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) satisfying the applicable requirements set forth on Schedule I, (ii) is aware that the Subscription is being made in reliance on a private placement exemption from registration under the Securities Act and is acquiring the Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Shares as a fiduciary or agent for one or more investor accounts over which Subscriber exercises sole discretion, each owner of such account is a qualified institutional buyer or accredited investor, and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each owner of each such account and (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule I following the signature page hereto). Subscriber is not an entity formed for the specific purpose of acquiring the Shares. Subscriber understands that the offering of the Shares hereunder (the “offering”) meets the exemptions from filing under FINRA Rule 5123(b)(1)(C) or (J).

2.1.5 Subscriber (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) has exercised independent judgment in evaluating its participation in the Subscription. Accordingly, Subscriber understands that the Subscription meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

2.1.6 Subscriber understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the offer and sale of the Shares has not been registered under the Securities Act or any other securities laws of the United States or any other jurisdiction. Subscriber understands that the Shares may not be resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur solely outside the United States within the meaning of Regulation S promulgated under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates representing the Shares shall contain a legend to such effect (the “Securities Act Legend”). Subscriber acknowledges and agrees that the Shares will not immediately be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act, and that the provisions of Rule 144(i) will apply to the Shares. Subscriber understands and agrees that the Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, Subscriber may not be able to readily resell the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Shares.

2.1.7 Subscriber understands and agrees that Subscriber is purchasing the Shares directly from the Issuer. Subscriber further acknowledges that there have been no representations, warranties, covenants or agreements made to Subscriber by the Issuer, ColdQuanta or any of their respective officers or directors, expressly or by implication, other than those representations, warranties, covenants and agreements expressly set forth in this Subscription Agreement. No disclosure or offering document has been prepared by J.P. Morgan Securities LLC or Citigroup Global Markets Inc. (“Citigroup”) or their respective affiliates (collectively, the “Placement Agents”) in connection with the offer and sale of the Shares. Subscriber acknowledges that neither of the Placement Agents nor any of their respective affiliates has provided Subscriber with any information or advice with respect to the Shares nor is such information or advice necessary or desired. Neither of the Placement Agents nor any of their respective directors, officers, employees, representatives or controlling persons has made any independent investigation with respect to the Issuer or ColdQuanta, the Shares or the completeness or accuracy of any information provided to Subscriber. Neither of the Placement Agents nor any of their respective affiliates has made or makes any representation as to Issuer or ColdQuanta or the quality or value of Issuer, ColdQuanta or the Shares. Subscriber agrees that neither of the Placement Agents nor any of their respective affiliates or any of their respective affiliates’ control persons, officers, directors or employees, shall be liable to Subscriber pursuant to this Subscription Agreement (including in contract, tort, under federal or state securities laws or otherwise) for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the Subscription. This undertaking is given freely and after obtaining independent legal advice.

2.1.8 Subscriber represents and warrants that its acquisition and holding of Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable similar law.

2.1.9 In making its decision to subscribe for the Shares, Subscriber represents that it has relied solely upon the representations, warranties and covenants set forth in this Subscription Agreement, the SEC Documents and the independent investigation made by Subscriber. Without limiting the generality of the foregoing, Subscriber has not relied on any statements or other information provided by the Placement Agents or ColdQuanta concerning the Issuer, ColdQuanta or the offer and sale of the Shares. Subscriber acknowledges and agrees that Subscriber had access to, and an adequate opportunity to review, financial and other information as Subscriber deems necessary in order to make an investment decision with respect to the Shares, including with respect to the Issuer, ColdQuanta and the Transactions. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares. Subscriber has made its own assessment and has satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Shares.

2.1.10 Subscriber became aware of this offering of the Shares solely by means of direct contact between Subscriber and the Issuer, the Placement Agents or their respective representatives. Subscriber did not become aware of this offering of the Shares, nor were the Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Issuer represents and warrants that the Shares (i) were not offered by any form of general solicitation or general advertising, including methods described in Rule 502(c) of Regulation D promulgated under the Securities Act and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

2.1.11 Subscriber acknowledges that it is aware that there are substantial risks incident to the subscription for, and ownership of, the Shares, including those set forth in the SEC Documents (as defined below) and the investor presentation provided by the Issuer. Subscriber is able to fend for itself in the transactions contemplated herein, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and has sought such accounting, legal and tax advice as Subscriber has considered necessary to make an informed investment decision.

2.1.12 Without limiting the representations, warranties and covenants set forth in this Subscription Agreement, alone, or together with any professional advisor(s), Subscriber represents and acknowledges that Subscriber has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for Subscriber and that Subscriber is able, at this time and in the foreseeable future, to bear the economic risk of a total loss of Subscriber’s investment in the Issuer. Subscriber acknowledges specifically that a possibility of total loss exists.

2.1.13 Subscriber understands and agrees that no federal (U.S. or foreign) or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of an investment in the Shares.

2.1.14 Subscriber represents and warrants that Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515 or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable Law, provided, that Subscriber is permitted to do so under applicable Law. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. Subscriber further represents and warrants that, to the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Shares are legally derived.

2.1.15 If Subscriber is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that neither the Issuer, nor any of its affiliates (the “Subscriber Parties”), has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Shares, and none of Subscriber Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Shares.

2.1.16 Except as expressly disclosed in a Schedule 13D or Schedule 13G (or amendments thereto) filed by such Subscriber, or a “group” comprised solely of Subscriber and its affiliates, with the Securities and Exchange Commission (the “Commission”) with respect to the “beneficial ownership” (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of the Issuer’s Class A ordinary shares, Subscriber is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Securities Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of equity securities of the Issuer (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

2.1.17 Unless otherwise disclosed in advance to the Issuer, Subscriber (i) is not a “foreign person” within the meaning of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”), (ii) is not “controlled” by a foreign person within the meaning of the DPA, and (iii) does not and will not permit any foreign person affiliate – whether affiliated as a limited partner or otherwise – to obtain through Subscriber any of the following within the meaning of the DPA: (a) access to any “material nonpublic technical information” in the possession of ColdQuanta; (b) membership or observer rights on the ColdQuanta Board of Directors (the “Board”) or equivalent governing body of ColdQuanta or the right to nominate an individual to a position on the ColdQuanta Board or equivalent governing body of ColdQuanta; (c) any “involvement,” other than through the voting of shares, in the “substantive decisionmaking” of ColdQuanta regarding (i) the use, development, acquisition, or release of “critical technology”; (ii) the use, development, acquisition, safekeeping, or release of “sensitive personal data” of U.S. citizens maintained or collected by ColdQuanta; or (iii) the management, operation, manufacture or supply of “covered investment critical infrastructure”; or (d) “control” of ColdQuanta.

2.1.18 No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest (as defined in 31 C.F.R. Part 800.244) in the Issuer purchase and sale of the Shares hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and Subscriber will not have control (as defined in 31 C.F.R. Part 800.208) over the Issuer from and after the Closing as a result of the purchase and sale of the Shares hereunder.

2.1.19 [Reserved].

2.1.20 Subscriber has, and on the date that the Purchase Price would be required to be funded to the Issuer hereunder will have, sufficient immediately available funds to pay the Purchase Price. Subscriber is an individual or entity having total liquid assets and net assets in excess of the Purchase Price as of the date hereof and as of the date the Purchase Price would be required to be funded to the Issuer hereunder and was not formed for the purpose of acquiring the Shares.

2.1.21 [Reserved].

2.1.22 No broker, finder or other financial consultant has acted on behalf of Subscriber in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on the Issuer.

2.1.23 Subscriber acknowledges that (i) the Issuer and the Placement Agents currently may have, and later may come into possession of, information regarding the Transaction and any of the Parties that is not known to Subscriber and that may be material to a decision to enter into this transaction to subscribe for the Shares (“Excluded Information”), (ii) Subscriber has determined to enter into this transaction to subscribe for the Shares notwithstanding its lack of knowledge of the Excluded Information, which Subscriber agrees need not be provided to it, and (iii) none of the Transaction Parties nor the Placement Agents shall have liability to Subscriber, and Subscriber hereby, to the extent permitted by law, waives and releases any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements it may have against any of the Transaction Parties and the Placement Agents with respect to the non-disclosure of the Excluded Information.

2.1.24 Subscriber acknowledges that certain information provided to it was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber further acknowledges that such information and projections were prepared without the participation of the Placement Agents and that the Placement Agents do not assume responsibility for independent verification of, or the accuracy or completeness of, such information or projections.

2.1.25 Subscriber acknowledges that the Placement Agents and their respective directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Issuer, ColdQuanta or the Shares or the accuracy, completeness or adequacy of any information supplied to Subscriber by the Issuer. In connection with the issue and purchase of the Shares, the Placement Agents have not acted as Subscriber’s financial advisors or fiduciaries.

2.1.26 At the date of this Subscription Agreement, Subscriber beneficially owns the Currently Owned Offset Shares (as defined in Section 13.1).

2.1.27 Subscriber acknowledges and is aware that Citigroup is acting as placement agent in connection with the Subscription and capital markets advisor to Issuer in connection with the Transaction. Subscriber understands and acknowledges that Citigroups’s role as capital markets advisor to Issuer may give rise to potential conflicts of interest or the appearance thereof.

2.1.28 Subscriber acknowledges and agrees that (a) each Placement Agent is acting solely as Issuer’s placement agent in connection with the private placement of the Shares and is not acting as an underwriter or in any other capacity and is not and shall not be construed as a financial advisor or fiduciary of Subscriber, Issuer or any other person or entity in connection with the Transaction, (b) the Placement Agents have not made and will not make any representation or warranty, whether express or implied, of any kind or character and has not provided any advice or recommendation in connection with the Transaction or Subscription, and (c) the Placement Agents will have no responsibility with respect to (i) any representations, warranties or agreements made by any person or entity under or in connection with the Transaction, Subscription or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning Issuer, ColdQuanta, or the Transaction or Subscription.

2.1.29 As of the date hereof, Subscriber does not have, and during the 30-day period immediately prior to the date hereof Subscriber has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or short sale positions with respect to the securities of Issuer. Notwithstanding the foregoing, nothing in this Section 2.1.29 in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets, the representations set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Shares covered by this Subscription Agreement.

2.2 Issuer’s Representations, Warranties and Agreements. To induce Subscriber to subscribe for the Shares, the Issuer hereby represents and warrants to Subscriber and agrees with Subscriber as follows:

2.2.1 The Issuer has been duly incorporated and is validly existing as an exempted company incorporated and in good standing under the laws of the Cayman Islands, with the requisite power and authority to own, lease and operate its assets and properties and conduct its business as it is now being conducted and to enter into, deliver and perform its obligations under this Subscription Agreement. As of the Closing Date, following the Domestication, the Issuer will be duly incorporated, validly existing as a corporation and in good standing under the laws of the State of Delaware with requisite power and authority to own, lease and operate its assets and properties and conduct its business as it is now being conducted.

2.2.2 The Shares have been duly authorized and, when issued and delivered to Subscriber against full payment for the Shares in accordance with the terms of this Subscription Agreement and registered with the Issuer’s transfer agent, the Shares will be validly issued, fully paid and non-assessable free and clear of all liens or other restrictions (other than those arising under applicable securities laws), and will not have been issued in breach or violation of or subject to any purchase option, right of first refusal, preemptive right, subscription right (or any similar right) or Contract created under the Issuer’s amended and restated certificate of incorporation, bylaws, under the DGCL or otherwise.

2.2.3 This Subscription Agreement has been duly authorized, validly executed and delivered by the Issuer and, assuming that this Subscription Agreement constitutes the valid and binding obligation of Subscriber, is the valid and binding obligation of the Issuer, is enforceable against the Issuer in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

2.2.4 The Issuer is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.

2.2.5 The execution, delivery and performance of this Subscription Agreement (including compliance by the Issuer with all of the provisions hereof), issuance and sale of the Shares and the consummation of the certain other transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer or any of its subsidiaries is a party or by which the Issuer or any of its subsidiaries is bound or to which any of the property or assets of the Issuer or any of its subsidiaries is subject, which would reasonably be expected to have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of the Issuer or ColdQuanta or their respective subsidiaries individually or taken as a whole and including the combined company after giving effect to the Transactions, or the legal authority or other ability of the Issuer to enter into and timely perform its obligations under this Subscription Agreement (an “Issuer Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of the Issuer or any of its subsidiaries, (iii) require any consent or approval that has not been given or other action that has not been taken by any person, in each case to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance of the Issuer under this Subscription Agreement, or (iv) result in any violation of any statute or any Governmental Order, rule or regulation of any Governmental Authority having jurisdiction over the Issuer or any of its subsidiaries or any of their respective properties that would reasonably be expected to have an Issuer Material Adverse Effect.

2.2.6 Neither the Issuer, nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any Issuer securities or solicited any offers to buy any Issuer securities under circumstances that would adversely affect reliance by the Issuer on Section 4(a)(2) of the Securities Act for the exemption from registration for the transactions contemplated hereby or would require registration of the offer and sale of the issuance of the Shares under the Securities Act, or otherwise cause the offering of the Shares to be integrated with any other offering by the Issuer.

2.2.7 Neither the Issuer nor any person acting on its behalf has conducted any general solicitation or general advertising, including methods described in Rule 502(c) of Regulation D promulgated under the Securities Act, in connection with the offer or sale of any of the Shares and neither the Issuer nor any person acting on its behalf offered any of the Shares in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

2.2.8 Concurrently with the execution and delivery of this Subscription Agreement, the Issuer is entering into the Other Subscription Agreements providing for the sale of an aggregate of [•] shares of common stock for an aggregate purchase price of $[•] (including the Shares purchased and sold under this Subscription Agreement). There are no Other Subscription Agreements, side letter agreements or other agreements or understandings (including written summaries of any oral understandings) with any Other Subscriber (other than Subscribers in connection with the Other Subscription Agreements) (collectively, the “PIPE Agreements”) which include terms and conditions that are materially more advantageous to any such Other Subscriber (as compared to Subscriber), other than such PIPE Agreements containing any of the following: (i) any rights or benefits granted to an Other Subscriber in connection with such Other Subscriber’s compliance with any law, regulation or policy specifically applicable to such Other Subscriber or in connection with the taxable status of an Other Subscriber, (ii) any rights or benefits which are personal to an Other Subscriber based solely on its place of organization or headquarters, organizational form of, or other particular restrictions applicable to, such Other Subscriber, (iii) any rights with respect to the confidentiality or disclosure of an Other Subscriber’s identity, or (iv) any rights or benefits granted to the Issuer, ColdQuanta or any of their respective affiliates or any of their respective partners, members, shareholders, employees or agents; provided that, no such Other Subscription Agreements, side letter agreements or other agreements or understandings (including written summaries of any oral understandings) with any Other Subscriber provide for a purchase price per share of common stock more favorable to any such Other Subscriber (as compared to Subscriber).

2.2.9 As of the date of this Subscription Agreement, the authorized capital stock of the Issuer consists of (a) 500,000,000 Class A ordinary shares, (b) 50,000,000 Class B ordinary shares; and (c) 5,000,000 preference shares, par value $0.0001 per share. As of the date hereof: (i) no preference shares are issued and outstanding; (ii) 29,475,000 Class A ordinary shares are issued and outstanding; (iii) 7,187,500 Class B ordinary shares are issued and outstanding; (iv) 181,250 warrants to purchase Class A ordinary shares (the “Private Placement Warrants”) are outstanding; and (v) 7,187,500 warrants to purchase Class A ordinary shares (the “Public Warrants”) are outstanding. All (i) issued and outstanding Class A ordinary shares and

Class B ordinary shares have been duly authorized and validly issued, are fully paid and are non-assessable, were issued in compliance in all material respects with applicable Law, were not issued in breach or violation of any purchase option, right of first refusal, preemptive right, subscription right (or any similar right) or Contract and (ii) outstanding Private Placement Warrants and Public Warrants have been duly authorized and validly issued, are fully paid, were issued in compliance in all material respects with applicable Law, were not issued in breach or violation of any purchase option, right of first refusal, preemptive right, subscription right (or any similar right) or Contract. Except as set forth above and pursuant to the Other Subscription Agreements and the Merger Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Issuer any Class A ordinary shares, or Class B ordinary shares, or any other equity interests in the Issuer, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, other than Merger Subs, the Issuer has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Issuer is a party or by which it is bound relating to the voting of any securities of the Issuer, other than (A) as set forth in the SEC Documents and (B) as contemplated by the Merger Agreement and the other Transaction Agreements.

2.2.10 Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 2.1, (x) no registration under the Securities Act is required for the offer and sale of the Shares by the Issuer to Subscriber and (y) no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local Governmental Authority is required on the part of the Issuer in connection with the consummation of the transactions contemplated by this Subscription Agreement.

2.2.11 The Issuer has made available to Subscriber (including via the Commission’s EDGAR system) a true, correct and complete copy of each form, report, statement, schedule, prospectus, proxy, registration statement and other documents filed by the Issuer with the Commission prior to the date of this Subscription Agreement (the “SEC Documents”), which SEC Documents, as of their respective filing dates, complied in all material respects with the requirements of the Exchange Act applicable to the SEC Documents and the rules and regulations of the Commission promulgated thereunder and applicable to the SEC Documents. As of their respective dates, subject to being supplemented or amended from time to time, all SEC Documents required to be filed by the Issuer with the Commission prior to the date hereof complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder. None of the SEC Documents filed under the Exchange Act contained when filed or, if amended prior to the date of this Subscription Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Issuer has timely filed each report, statement, schedule, prospectus, and registration statement that the Issuer was required to file with the Commission since its inception and through the date hereof. As of the date hereof, there are no material outstanding or unresolved comments in comment letters from the Commission staff with respect to any of the SEC Documents.

2.2.12 There are no pending or, to the knowledge of the Issuer, threatened, Actions and, to the knowledge of Issuer, there are no pending or threatened investigations, in each case, against the Issuer, or otherwise affecting the Issuer or its respective assets, including any condemnation or similar proceedings, which, if determined adversely, would, individually or in the aggregate, (i) reasonably be expected to have an Issuer Material Adverse Effect or (ii) seek to restrain, enjoin, prevent, materially delay or otherwise materially impair the consummation of the Transactions. There is no unsatisfied judgment or any open injunction binding upon the Issuer which would, individually or in the aggregate, reasonably be expected to have an Issuer Material Adverse Effect.

2.2.13 The Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other Governmental Authority, self-regulatory organization or other person in connection with the issuance of the Shares pursuant to this Subscription Agreement, other than (i) filings with the Commission, including the filing of the Registration Statement (as defined below) pursuant to Section 4, and the filing of a Notice of Exempt Offering of Securities on Form D with the Commission under Regulation D under the Securities Act, if applicable, (ii) filings required by applicable state securities laws, (iii) those required by the Nasdaq, including with respect to obtaining approval of the Issuer’s stockholders, (iv) those required to consummate the Transactions as provided under the Merger Agreement, including those required in connection with the Domestication, and (v) the failure of which to obtain would not be reasonably be expected to have, individually or in the aggregate, an Issuer Material Adverse Effect.

2.2.14 As of the date hereof, the Issuer is in compliance with all applicable Law and has not received any written communication from a Governmental Authority that alleges that the Issuer is not in compliance with or is in default or violation of any applicable Law, in each case except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, an Issuer Material Adverse Effect.

2.2.15 The Class A ordinary shares of the Issuer are registered pursuant to Section 12(b) of the Exchange Act, and listed for trading on the Nasdaq under the symbol “CCCX”. Issuer is in compliance with the rules of the Nasdaq and there is no Action pending or, to the knowledge of Issuer, threatened against Issuer by the Nasdaq or the SEC with respect to any intention by such entity to deregister the Class A ordinary shares or terminate the listing of the Class A ordinary shares. The Issuer has taken no action that is designed to terminate the registration of the Class A ordinary shares under the Exchange Act except as contemplated by the Merger Agreement. Issuer has not received any notice from the Nasdaq or the SEC regarding the revocation of such listing or otherwise regarding the delisting or suspension of the Class A ordinary shares from the Nasdaq or the SEC and, as of the date hereof, the Class A ordinary shares are duly authorized for listing and eligible for continued trading on Nasdaq. There are no securities or instruments issued by or to which the Issuer is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Shares or (ii) the common stock to be issued pursuant to any Other Subscription Agreement, in each case, that have not been or will not be validly waived on or prior to the Closing Date.

2.2.16 The Domestication will be duly effected prior to the Closing in accordance with applicable Law and the terms disclosed by the Issuer, and, upon the effectiveness of the Domestication, the Shares will automatically convert into duly authorized, validly issued, fully paid and non-assessable shares of common stock of the Issuer as a Delaware corporation.

2.2.17 As of the date hereof, there are no pending or, to the knowledge of the Issuer, threatened impediments, delays or adverse developments that would reasonably be expected to prevent, materially delay, or materially impair the completion of the Domestication.

2.2.18 The Issuer is not, and immediately after receipt of payment for the Shares and consummation of the Transactions will not be, required to be registered as an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

2.2.19 Neither (i) the Issuer, any of its subsidiaries, affiliates, directors, officers, employees, or, to Issuer’s knowledge, any of its agents or representatives acting on its behalf in connection with this Subscription Agreement, nor (ii) to the Issuer’s knowledge, ColdQuanta or any of its subsidiaries, affiliates, directors, officers, employees, or agents or representatives acting on its behalf in connection with this Subscription Agreement is: (A) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (B) any person operating, organized or located in a country or territory which is itself the subject or target of comprehensive Sanctions (at the time of this Subscription Agreement, Cuba, Iran, North Korea, and the Crimea, Donetsk People’s Republic, and Luhansk People’s Republic regions of Ukraine) or (C) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Issuer has not heretofore engaged in any transaction to lend, contribute or otherwise make available funds or the funds of any joint venture partner or other person or entity towards any sales or operations in Cuba, Iran, North Korea, or the Crimea, Donetsk People’s Republic, or Luhansk People’s Republic regions of Ukraine or any other jurisdiction subject to comprehensive sanctions by OFAC or for the purpose of financing the activities of any person or entity currently subject to any U.S. sanctions administered by OFAC.

2.2.20 The Issuer has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

3. Settlement Date and Delivery.

3.1 Subscription Closing.

3.1.1 The closing of the Subscription contemplated hereby (the “Subscription Closing”) shall occur on the date of, and immediately prior to, the consummation of the Transactions.

3.1.2 Subject to Section 3.1.3, upon written notice from (or on behalf of) the Issuer to Subscriber (the “Closing Notice”) at least five Business Days prior to the date that the Issuer reasonably expects all conditions to the Closing of the Transactions to be satisfied (the “Expected Subscription Closing Date”), Subscriber shall deliver to the Issuer, no later than three Business Days prior to the Expected Subscription Closing Date, the Purchase Price for the Shares, by wire transfer of United States dollars in immediately available funds to the account specified by the Issuer in the Closing Notice , with such funds to be held by the Issuer in escrow until the Closing. If the Transactions are not consummated on or prior to the 10th Business Day after the Expected Subscription Closing Date, unless Subscriber otherwise agrees in writing, the Issuer shall (to the extent such funds have been received as of such date) promptly return the Purchase Price to Subscriber by wire transfer of United States dollars in immediately available funds to an account specified by Subscriber. Notwithstanding such return, (i) a failure to close on the Expected Subscription Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 3 to be satisfied or waived on or prior to the Closing Date, and (ii) Subscriber shall remain obligated (A) to redeliver funds to the Issuer following the Issuer’s delivery to Subscriber of a new Closing Notice and (B) to consummate the Closing upon satisfaction of the conditions set forth in this Section 3. Unless otherwise agreed by ColdQuanta in writing, the Issuer shall deliver the Closing Notice at least two Business Days prior to the date of the Special Meeting. At the Closing, upon satisfaction (or, if applicable, waiver) of the conditions set forth in this Section 3, the Issuer shall deliver to Subscriber the Shares in certificated or book entry form (at the Issuer’s election), in the name of Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable.

3.1.3 For purposes of this Subscription Agreement, “Business Day” means any day that, in New York, New York, is neither a legal holiday nor a day on which banking institutions are generally authorized or required by law or regulation to close.

3.1.4 Between the date the Registration Statement is declared effective under the Securities Act (the “Effective Date”) and until sixty (60) days thereafter, the Issuer shall not issue or sell any Shares of common stock of the Issuer for capital raising purposes, in each case other than pursuant to this Agreement, the Other Subscription Agreements (or, in the event of a failure to fund under or termination of an Other Subscription Agreement, a replacement agreement on substantially the same terms with a substitute subscriber) or any other agreement entered into by the Issuer or any of its Subsidiaries after the date hereof and prior to the Effective Date. For the avoidance of doubt, the Issuer may issue shares of capital stock pursuant to the Merger Agreement or for other acquisitions or joint ventures and upon the conversion of securities, the exercise of warrants or options or the settlement of restricted stock or restricted stock units outstanding as of the Effective Date. In the event the Subscriber fails to fund on the Closing Date as required under this Agreement, this Section 3.1.4 shall automatically terminate.

3.2 Conditions to the Subscription Closing of the Issuer.

The Issuer’s obligations to issue the Shares at the Subscription Closing are subject to the fulfillment or written waiver by Issuer (to the extent permitted by applicable Law), on or prior to the date of the Subscription Closing (the “Subscription Closing Date”), of each of the following conditions:

3.2.1 Representations and Warranties Correct. The representations and warranties made by Subscriber in Section 2.1 hereof shall be true and correct in all material respects when made (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations and warranties shall be true and correct in all respects), and shall be true and correct in all material respects on and as of the Subscription Closing Date (unless they specifically speak as of another date in which case they shall be true and correct in all material respects as of such date) (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations and warranties shall be true in all respects) with the same force and effect as if they had been made on and as of said date, but in each case without giving effect to consummation of the Subscription.

3.2.2 Compliance with Covenants. Subscriber shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required to be performed, satisfied or complied with by Subscriber pursuant to this Subscription Agreement at or prior to the Subscription Closing.

3.2.3 Closing of the Transactions. All conditions precedent to the Transaction Parties’ obligations to consummate, or cause to be consummated, the Transactions set forth in the Merger Agreement shall have been satisfied or waived by the party entitled to the benefit thereof under the Merger Agreement (other than those conditions that may only be satisfied at the consummation of the Transactions, but subject to satisfaction or waiver by such party of such conditions as of the consummation of the Transactions), and the Transactions will be consummated substantially concurrently with the Subscription Closing.

3.2.4 Legality. There shall not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority, statute, rule or regulation enjoining or prohibiting the transactions contemplated by this Subscription Agreement.

3.2.5 Delivery of Form W-9 or Form W-8. Prior to or at the Subscription Closing Date, Subscriber shall deliver to the Issuer a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8.

3.3 Conditions to Subscription Closing of Subscriber.

Subscriber’s obligation to subscribe for the Shares at the Subscription Closing is subject to the fulfillment or written waiver by Subscriber (to the extent permitted by applicable Law), on or prior to the Subscription Closing Date, of each of the following conditions:

3.3.1 Representations and Warranties Correct. The representations and warranties made by the Issuer in Section 2.2 hereof shall be true and correct in all material respects when made (other than representations and warranties that are qualified as to materiality or Issuer Material Adverse Effect, which representations and warranties shall be true and correct in all respects), and shall be true and correct in all material respects on and as of the Subscription Closing Date (unless they specifically speak as of another date in which case they shall be true and correct in all material respects as of such date) (other than representations and warranties that are qualified as to materiality or Issuer Material Adverse Effect, which representations and warranties shall be true and correct in all respects) with the same force and effect as if they had been made on and as of said date, but in each case without giving effect to consummation of the Subscription.

3.3.2 Compliance with Covenants. The Issuer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by the Issuer at or prior to the Subscription Closing, except where the failure of such performance or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of the Issuer to consummate the Subscription Closing.

3.3.3 Closing of the Transactions. (i) All conditions precedent to the consummation of the Transactions set forth in the Merger Agreement shall have been satisfied or waived, by the party entitled to the benefit thereof under the Merger Agreement (other than those conditions that may only be satisfied at the consummation of the Transactions, but subject to satisfaction or waiver by such party of such conditions as of the consummation of the Transactions) and (ii) the Transactions will be consummated substantially concurrently with the Subscription Closing.

3.3.4 Legality. There shall not be in force any statute, rule or regulation enjoining or prohibiting the transactions contemplated by this Subscription Agreement.

3.3.5 No Amendment to Merger Agreement. No amendment or modification of the Merger Agreement (as the same exists on the date hereof as provided to Subscriber) shall have occurred that would reasonably be expected to materially and adversely affect the economic benefits that Subscriber would reasonably expect to receive under this Subscription Agreement without having received Subscriber’s prior written consent .

4. Registration Rights.

4.1 The Issuer agrees that, within 30 calendar days after the Closing (the “Filing Date”), the Issuer will file (or confidentially submit) with the Commission (at the Issuer’s sole cost and expense) a registration statement for a shelf registration on Form S-1 (the “Registration Statement”) registering the resale of the Shares that are eligible for registration (determined as of two Business Days prior to such filing) (the “Registrable Securities”), and the Issuer shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 90th calendar day (or 150th calendar day if the Commission notifies the Issuer that it will “review” the Registration Statement) following the Closing and (ii) the fifth (5th) Business Day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”); provided, however, that the Issuer’s obligations to include the Registrable Securities in the Registration Statement are contingent upon Subscriber furnishing a completed and executed selling stockholders questionnaire in customary form to the Issuer that contains (a) the information required by Commission rules for a Registration Statement regarding Subscriber, (b) the securities of the Issuer held by Subscriber and (c) the intended method of disposition of the Registrable Securities (which shall be limited to non-underwritten public offerings) to effect the registration of the Registrable Securities. The Issuer will use commercially reasonable efforts to provide a draft of the Registration Statement to the Subscriber for review at least two (2) Business Days in advance of filing the Registration Statement and the Subscriber shall provide any comments on the Registration Statement to Issuer no later than the day which is one (1) Business Day preceding the filing date; provided that for the avoidance of doubt, in no event shall the Issuer be required to delay or postpone the filing of such Registration Statement as a result of or in connection with Subscriber’s review. Subscriber shall execute such documents in connection with such registration as the Issuer may reasonably request that are customary of a selling stockholder in similar situations, including providing that the Issuer shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement (i) during any customary blackout or similar period or as permitted hereunder and (ii) as may be necessary in connection with the preparation and filing of any post-effective amendment to the Registration Statement that is required to be filed with the Commission following the filing of the Issuer’s Annual Report for its first completed fiscal year following the effective date of the Registration Statement. For purposes of clarification, any failure by the Issuer to file the Registration Statement by the Filing Date or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve the Issuer of its obligations to file or effect the Registration Statement as set forth above in this Section 4.1. Notwithstanding the foregoing, if the Commission prevents the Issuer from including any or all of the Shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Shares which is equal to the maximum number of Shares as is permitted by the Commission. In such event, the number of Shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders; provided that, if such limitation on the number of Shares to be included relates to a specific selling stockholder named in the Registration Statement, the number of Shares included in the Registration Statement for such specific selling stockholder shall be reduced first before any other selling stockholder. As promptly as practicable after being permitted to register additional Shares under Rule 415 of the Securities Act, the Issuer shall amend the Registration Statement or file a new Registration Statement to register such additional Shares and cause such amendment or Registration Statement to become effective as promptly as practicable. Unless required under applicable Law and Commission rules, in no event shall Subscriber be identified as a statutory underwriter in the Registration Statement; provided, that if Subscriber is required to be so identified as a statutory underwriter in the Registration Statement, Subscriber will have an opportunity to withdraw its Registrable Securities from the Registration Statement.

4.2 In the case of the registration effected by the Issuer pursuant to this Subscription Agreement, the Issuer shall, upon reasonable written request of Subscriber, inform Subscriber as to the status of such registration. At its expense the Issuer shall:

4.2.1 except for such times as the Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the Issuer determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of the following: (i) Subscriber ceases to hold any Registrable Securities, (ii) the date all Registrable Securities held by Subscriber may be sold without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144 and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) and (iii) three years from the date of effectiveness of the Registration Statement;

4.2.2 advise Subscriber as promptly as possible, and in any event within three (3) Business Days:

(a) when the Registration Statement or any post-effective amendment thereto has become effective;

(b) after it shall have received notice or obtained knowledge thereof, of the issuance by the Commission of any stop order suspending the effectiveness the Registration Statement or the initiation of any proceedings for such purpose;

(c) of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Registrable Securities included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(d) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in the Registration Statement or any prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading, provided, however, that the Issuer shall not be required to disclose the details of such event.

Notwithstanding anything to the contrary set forth herein, the Issuer shall not, when so advising Subscriber of such events, provide Subscriber with any material, non-public information regarding the Issuer other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (a) through (d) above constitutes material, non-public information regarding the Issuer;

4.2.3 use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of the Registration Statement as soon as reasonably practicable;

4.2.4 upon the occurrence of any event contemplated in Section 4.2.2(d), except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of the Registration Statement, use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to the Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

4.2.5 use its commercially reasonable efforts to cause all Shares to be listed on each securities exchange or market, if any, on which the Issuer’s common stock is then listed; and

4.2.6 use commercially reasonable efforts to file all reports, and provide all customary and reasonable cooperation necessary to enable Subscriber to resell the Shares pursuant to the Registration Statement.

4.3 Notwithstanding anything to the contrary in this Subscription Agreement, the Issuer shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, if the filing, effectiveness or continued use of any Registration Statement would require the Issuer to make any public disclosure of material non-public information, which disclosure, in the good faith, determination of the board of directors of the Issuer, after consultation with counsel to the Issuer, (a) would be required to be made in any Registration Statement in order for the applicable Registration Statement not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, and (c) the Issuer (i) has a bona fide business purpose for not making such information public, (ii) determined that such filing would require premature disclosure of information that would materially adversely affect the Issuer, or (iii) has, in the good faith judgment of the majority of the Issuer’s board of directors, determined that such public disclosure would be seriously detrimental to the Issuer (each such circumstance, a “Suspension Event”); provided, however, that the Issuer (x) may not delay or suspend the Registration Statement on more than two occasions or for more than 60 consecutive calendar days, or more than 120 total calendar days, in each case during any 12-month period and (y) shall use commercially reasonable efforts to make the Registration Statement available for the sale by Subscriber of the Shares as soon as practicable thereafter. Upon receipt of any written notice from the Issuer of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (i) it will immediately discontinue offers and sales of the Shares under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus (which the Issuer agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Issuer that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Issuer except (A) for disclosure to Subscriber’s employees, agents and professional advisers who need to know such information and are obligated to keep it confidential, (B) for disclosures to the extent required in order to comply with reporting obligations to its limited partners who have agreed to keep such information confidential and (C) as required by applicable Law or as required or requested by any Governmental Authority, including a tax authority. If so directed by the Issuer, Subscriber will deliver to the Issuer or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Shares in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Shares shall not apply (i) to the extent Subscriber is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up.

4.4 Indemnity.

4.4.1 The Issuer shall indemnify and hold harmless Subscriber (to the extent a seller under the Registration Statement), its officers, directors, employees, members, managers, partners and agents, and each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), from and against any and all losses, claims, damages, liabilities, costs (including reasonable and documented attorneys’ fees) and expenses

(collectively, “Losses”), that arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that such untrue statements or alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Issuer by or on behalf of Subscriber expressly for use therein or Subscriber has omitted a material fact from such information.

4.4.2 Subscriber shall, severally and not jointly with any Other Subscriber, indemnify and hold harmless the Issuer, its directors, officers, agents and employees, and each person who controls the Issuer (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based upon information regarding Subscriber furnished in writing to the Issuer by or on behalf of Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Subscribed Shares giving rise to such indemnification obligation.

4.4.3 If the indemnification provided under this Section 4.4 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses referred to above shall be deemed to include, subject to the limitations set forth in this Section 4.4, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.4 from any person who was not guilty of such fraudulent misrepresentation. Each indemnifying party’s obligation to make a contribution pursuant to this Section 4.4.3 shall be individual, not joint and several, and in no event shall the liability of any Subscriber hereunder be greater in amount than the dollar amount of the net proceeds received by such Subscriber upon the sale of the Subscribed Shares giving rise to such indemnification obligation.

4.4.4 Any party entitled to indemnification under this Section 4.4 shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided, however, that any failure so to notify shall not relieve the indemnifying party of its obligations hereunder except to the extent that it is actually prejudiced thereby. The indemnifying party shall not enter into any settlement without the indemnified party’s prior written consent (not to be unreasonably withheld, conditioned or delayed), unless such settlement includes an unconditional release of the indemnified party from all liability arising out of such claim. The indemnified party shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the reasonable and documented fees and expenses of such counsel shall be at the expense of such indemnified party unless (x) the indemnifying party has agreed to pay such fees and expenses, (y) the indemnifying party has failed promptly to assume the defense of such action and employ counsel reasonably satisfactory to the indemnified party, or (z) the named parties to any such action include both the indemnifying party and the indemnified party, and the indemnified party has been advised by counsel that there may be one or more conflicting defenses available to it that would make it inappropriate for the same counsel to represent both parties.

5. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the Parties hereunder shall terminate without any further liability on the part of any Party in respect thereof, upon the earlier to occur of (i) such date and time as the Merger Agreement is validly terminated in accordance with its terms, (ii) upon the mutual written agreement of each of the Parties to terminate this Subscription Agreement and (iii) March 21, 2026; provided, that nothing herein will relieve any Party from liability for any willful breach hereof prior to the time of termination, and each Party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Issuer shall notify Subscriber of the termination of the Merger Agreement promptly after the termination of the Merger Agreement, and any monies paid by the Subscriber to the Issuer in connection herewith shall be promptly returned to the Subscriber within three (3) Business Days of such termination.

6. [Reserved].

7. Miscellaneous.

7.1 Further Assurances. At the Subscription Closing, the Parties shall execute and deliver such additional documents and take such additional actions as the Parties reasonably may deem to be practical and necessary in order to consummate the Subscription as contemplated by this Subscription Agreement.

7.1.1 Subscriber acknowledges that the Issuer and the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties made by Subscriber contained in this Subscription Agreement. Prior to the Subscription Closing, Subscriber agrees to promptly notify the Issuer and the Placement Agents if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in all material respects. The Issuer acknowledges that Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties made by the Issuer contained in this Subscription Agreement. Prior to the Subscription Closing, the Issuer agrees to promptly notify the Subscriber if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in all material respects.

7.1.2 Each of the Issuer, Subscriber and the Placement Agents is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

7.1.3 The Issuer may request from Subscriber such additional information as the Issuer may deem necessary to evaluate the eligibility of Subscriber to acquire the Shares, and Subscriber shall provide such information as may be reasonably requested, to the extent within Subscriber’s possession and control or otherwise readily available to Subscriber; provided, that the Issuer agrees to keep any such information confidential except to the extent required to be disclosed by applicable Law or as required or requested by any Governmental Authority, including a tax authority.

7.1.4 Each of Subscriber and the Issuer shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein; provided that the Issuer shall bear and pay all expenses incurred in connection with the registration of the Shares pursuant to this Subscription Agreement, including, without limitation, (i) all registration and filing fees with the Commission, Nasdaq and any other Governmental Authority, (ii) the fees and expenses of compliance with securities or “blue sky” laws (including reasonable fees and disbursements of counsel in connection therewith), (iii) printing, messenger and delivery expenses, (iv) the Issuer’s internal expenses, (v) the fees and disbursements of counsel for the Issuer, its independent certified public accountants, and any other persons retained by the Issuer in connection with such registration, and (vi) the reasonable fees and expenses of any transfer agent or registrar for the Common Stock, but excluding, for the avoidance of doubt, any underwriting discounts, selling commissions or stock transfer taxes applicable to the sale of the Shares by the Subscriber, or fees and expenses of counsel to the Subscriber.

7.1.5 Each of Subscriber and the Issuer shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Subscription Agreement on the terms and conditions described therein no later than immediately prior to the consummation of the Transactions.

7.2 Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three Business Days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

(i) if to Subscriber, to such address or addresses set forth on the signature page hereto;

(ii) if to the Issuer, to:

Churchill Capital Corp. X

640 Fifth Avenue, 14th Floor

New York, NY 10019

Attention: Jay Taragin

Email: [***]

with a required copy (which copy shall not constitute notice) to:

Willkie, Farr & Gallagher LLP

787 7th Avenue

New York, NY 10019

Attention: Greg Astrachan, Sean Ewen and Esther Chang

Email: [***]

ColdQuanta, Inc.

1315 W Century Dr #150

Louisville, CO 80027

Attention: Jim Stirbis

Email: [***]

Cooley LLP

55 Hudson Yards

New York, NY 10001-2157

Attention: Peter Byrne; Kristin VanderPas

Email: [***]

7.3 Entire Agreement. This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the Parties, with respect to the subject matter hereof, including any commitment letter entered into relating to the subject matter hereof.

7.4 Modifications and Amendments. This Subscription Agreement may not be amended, modified, supplemented or waived except by an instrument in writing, signed by the Party against whom enforcement of such amendment, modification, supplement or waiver is sought; provided, that any rights (but not obligations) of a Party under this Subscription Agreement may be waived, in whole or in part, by such Party on its own behalf without the prior consent of any other Party.

7.5 Assignment. Neither this Subscription Agreement nor any rights, interests or obligations that may accrue to the Parties hereunder (including Subscriber’s rights to purchase the Shares) may be transferred or assigned without the prior written consent of the other Parties hereto (other than the Shares acquired hereunder, if any, and then only in accordance with this Subscription Agreement); provided, that Subscriber’s rights and obligations hereunder may be assigned to any fund or account managed by the same investment manager as Subscriber, without the prior consent of the Issuer, provided, that such assignee(s) agrees in writing to be bound by the terms hereof, and upon such assignment by a Subscriber, the assignee(s) shall become Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of Subscriber provided for herein to the extent of such assignment; provided, further, that, no assignment shall relieve the assigning Party of any of its obligations hereunder, including any assignment to any fund or account managed by the same investment manager as Subscriber.

7.6 Benefit. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the Parties and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns. This Subscription Agreement shall not confer rights or remedies upon any person other than the Parties and their respective successors and assigns, provided, however, each of the Parties hereby agrees that each Placement Agent is an intended third-party beneficiary of this Subscription Agreement, including the representations and warranties of the Parties.

7.7 Governing Law. This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

7.8 Consent to Jurisdiction; Waiver of Jury Trial. Each of the Parties irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware, provided, that if subject matter jurisdiction over the matter that is the subject of the legal proceeding is vested exclusively in the U.S. federal courts, such legal proceeding shall be heard in the U.S. District Court for the District of Delaware (together with the Court of Chancery of the State of Delaware, “Chosen Courts”), in connection with any matter based upon or arising out of this Subscription Agreement. Each Party hereby waives, and shall not assert as a defense in any legal dispute, that (i) such person is not personally subject to the jurisdiction of the Chosen Courts for any reason, (ii) such legal proceeding may not be brought or is not maintainable in the Chosen Courts, (iii) such person’s property is exempt or immune from execution, (iv) such legal proceeding is brought in an inconvenient forum or (v) the venue of such legal proceeding is improper. Each Party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 7.2, and each Party agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Notwithstanding the foregoing in this Section 7.8, a Party may commence any action, claim, cause of action or suit in a court other than the Chosen Courts solely for the purpose of enforcing an order or judgment issued by the Chosen Courts. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS SUBSCRIPTION AGREEMENT WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT. FURTHERMORE, NO PARTY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

7.9 Severability. If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

7.10 No Waiver of Rights, Powers and Remedies. No failure or delay by a Party in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the Parties, shall operate as a waiver of any such right, power or remedy of such Party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a Party, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such Party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a Party shall not constitute a waiver of the right of such Party to pursue other available remedies. No notice to or demand on a Party not expressly required under this Subscription Agreement shall entitle the Party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the Party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

7.11 Remedies.

7.11.1 The Parties agree that irreparable damage would occur if this Subscription Agreement was not performed or the Closing is not consummated in accordance with its specific terms or was otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such damage. It is accordingly agreed that the parties hereto shall be entitled to equitable relief, including in the form of an injunction or injunctions, to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement in an appropriate Chosen Court, this being in addition to any other remedy to which any party is entitled at law or in equity, including money damages. The right to specific enforcement shall include the right of the Parties hereto to cause the other Parties hereto to cause the transactions contemplated hereby to be consummated on the terms and subject to the conditions and limitations set forth in this Subscription Agreement. The Parties hereto further agree (i) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy, (ii) not to assert that a remedy of specific enforcement pursuant to this Section 7.11 is unenforceable, invalid, contrary to applicable Law or inequitable for any reason and (iii) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

7.11.2 The Parties acknowledge and agree that this Section 7.11 is an integral part of the transactions contemplated hereby and without that right, the parties hereto would not have entered into this Subscription Agreement.

In any dispute arising out of or related to this Subscription Agreement, or any other agreement, document, instrument or certificate contemplated hereby, or any transactions contemplated hereby or thereby, the applicable adjudicating body shall award to the prevailing Party, if any, the costs and attorneys’ fees reasonably incurred by the prevailing Party in connection with the dispute and the enforcement of its rights under this Subscription Agreement or any other agreement, document, instrument or certificate contemplated hereby and, if the adjudicating body determines that the prevailing Party under circumstances where the prevailing Party won on some but not all of the claims and counterclaims, the adjudicating body may award the prevailing Party an appropriate percentage of the costs and attorneys’ fees reasonably incurred by the prevailing Party in connection with the adjudication and the enforcement of its rights under this Subscription Agreement or any other agreement, document, instrument or certificate contemplated hereby or thereby.

7.12 Survival of Representations and Warranties. All representations and warranties made by the Parties in this Subscription Agreement shall survive the Subscription Closing. For the avoidance of doubt, if for any reason the Subscription Closing does not occur prior to the Closing, all representations, warranties, covenants and agreements of the Parties hereunder shall survive the Closing and remain in full force and effect.

7.13 No Broker or Finder. Each of the Issuer and Subscriber represents and warrants to the other Parties hereto that, except for the Placement Agents, no broker, finder or other financial consultant has acted on its behalf in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on any other party hereto. Each of the Issuer and Subscriber agrees to indemnify and hold the other Parties hereto harmless from any claim or demand for commission or other compensation by any broker, finder, financial consultant or similar agent other than the Placement Agents claiming to have been employed by or on behalf of such Party and to bear the cost of legal expenses incurred in defending against any such claim.

7.14 No Liability. Subscriber agrees that neither ColdQuanta nor the Placement Agents shall be liable to it (including in contract, tort, under federal or state securities laws or otherwise) for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the offering. On behalf of Subscriber and its affiliates, Subscriber releases ColdQuanta and the Placement Agents in respect of any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements related to the offering. Subscriber agrees not to commence any litigation or bring any claim against ColdQuanta or the Placement Agents in any court or any other forum which relates to, may arise out of, or is in connection with, the offering. This undertaking is given freely and after obtaining independent legal advice.

7.15 Headings and Captions. The headings and captions of the various subdivisions of this Subscription Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

7.16 Counterparts. This Subscription Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each Party and delivered to the other Parties, it being understood that the Parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com or other transmission method), such signature shall create a valid and binding obligation of the Party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

7.17 Construction. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Subscription Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Subscription Agreement as a whole and not to any particular subdivision unless expressly so limited. The term “or” shall not be exclusive and shall mean “and/or”. Each of the Parties has participated in the drafting and negotiation of this Subscription Agreement. If any ambiguity or question of intent or interpretation arises, this Subscription Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Subscription Agreement. The Parties intend that each representation, warranty, and covenant contained herein will have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such Party has not breached will not detract from or mitigate the fact that such Party is in breach of the first representation, warranty, or covenant. All references in this Subscription Agreement to numbers of shares, per share amounts and purchase prices shall be appropriately adjusted to reflect any stock split, stock dividend, stock combination, recapitalization or the like occurring after the date hereof.

7.18 Mutual Drafting. This Subscription Agreement is the joint product of the Parties hereto and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the Parties and shall not be construed for or against any Party hereto.

8. Cleansing Statement; Disclosure.

8.1 The Issuer shall, by 9:00 a.m., New York City time, on the first Business Day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements and the Transactions. Upon the issuance of the Disclosure Document, to the Issuer’s knowledge, Subscriber shall not be in possession of any material, non-public information received from the Issuer or any of its officers, directors or employees or the Placement Agents, and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral, with the Issuer, the Placement Agents or any of their respective affiliates, relating to the transactions contemplated by this Subscription Agreement.

8.2 Without Subscriber’s prior written consent, Issuer shall not disclose the name of Subscriber or, or include the name of Subscriber or any of its affiliates or advisors in (i) any press release, marketing materials or any other public communication or (ii) in any filing with the Commission or any regulatory agency or trading market, except (x) as required by the federal securities laws or pursuant to other routine proceedings of regulatory authorities, (y) to the extent such disclosure is required by law, at the request of the Staff of the Commission or regulatory agency or under the regulations of any national securities exchange on which Issuer’s securities are listed for trading, in which case the Issuer shall provide Subscriber with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with Subscriber regarding such disclosure, or (z) in the case of clause (ii), to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously consented to in accordance with this Section 8. Subscriber will promptly provide any information reasonably requested by the Issuer or ColdQuanta for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the Commission).

9. Trust Account Waiver. Notwithstanding anything to the contrary set forth herein, Subscriber acknowledges that the Issuer has established a trust account containing the proceeds of both its initial public offering and certain private placements (collectively, with interest accrued from time to time thereon, the “Trust Account”). Subscriber agrees that (i) it has no right, title, interest or claim of any kind in or to any monies held in the Trust Account, and (ii) it shall have no right of set-off or any right, title, interest or claim of any kind (“Claim”) to, or to any monies in, the Trust Account, in each case in connection with this Subscription Agreement, and hereby irrevocably waives any Claim to, or to any monies in, the Trust Account that it may have in connection with this Subscription Agreement; provided, however, that nothing in this Section 9 shall be deemed to limit Subscriber’s right, title, interest or claim to the Trust Account by virtue of such Subscriber’s record or beneficial ownership of securities of the Issuer acquired by any means other than pursuant to this Subscription Agreement, including, but not limited to, any redemption right with respect to any such securities of the Issuer. In the event Subscriber has any Claim against the Issuer under this Subscription Agreement, Subscriber shall pursue such Claim solely against the Issuer and its assets outside the Trust Account and not against the property or any monies in the Trust Account. Subscriber agrees and acknowledges that such waiver is material to this Subscription Agreement and has been specifically relied upon by the Issuer to induce the Issuer to enter into this Subscription Agreement and Subscriber further intends and understands such waiver to be valid, binding and enforceable under applicable law. In the event Subscriber, in connection with this Subscription Agreement, commences any action or proceeding which seeks, in whole or in part, relief against the funds held in the Trust Account or distributions therefrom or any of the Issuer’s stockholders, whether in the form of monetary damages or injunctive relief, Subscriber, as applicable, shall be obligated to pay to the Issuer all of its legal fees and costs in connection with any such action in the event that the Issuer prevails in such action or proceeding.

10. [Reserved].

11. Non-Reliance. Subscriber acknowledges and represents that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, ColdQuanta, any of its affiliates or any of their respective control persons, officers, directors or employees), other than the representations and warranties of the Issuer expressly set forth in this Subscription Agreement, in making its investment or decision to invest in the Issuer. Subscriber agrees that neither (i) any Other Subscriber pursuant to this Subscription Agreement or any other agreement related to the offering of shares of the Shares (including the controlling persons, officers, directors, partners, agents or employees of any such Subscriber) nor (ii) ColdQuanta, its affiliates or any of their respective control persons, officers, directors, partners, agents or employees shall be liable to any Other Subscriber pursuant to this Subscription Agreement or any other agreement related to the offering of the Shares hereunder.

12. Rule 144. From and after such time as the benefits of Rule 144 promulgated under the Securities Act (“Rule 144”) or any other similar rule or regulation of the Commission that may allow Subscriber to resell Shares without registration are available to holders of the Issuer’s common stock and until the third anniversary of the Subscription Closing Date, the Issuer agrees to:

12.1 make and keep public information available, as those terms are understood and defined in Rule 144;

12.2 file with the Commission in a timely manner all reports and other documents required of the Issuer under the Securities Act and the Exchange Act so long as the Issuer remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

12.3 furnish to Subscriber, promptly upon request, (x) a written statement by the Issuer, if true, that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, (y) a copy of the most recent annual or quarterly report of the Issuer and such other reports and documents so filed by the Issuer, provided that the Issuer will be deemed to have furnished such statements to the extent such reports or documents are made available on the Commission’s Electronic Data Gathering, Analysis and Retrieval System, and (z) such other information as may be reasonably requested to permit Subscriber to sell such securities pursuant to Rule 144 without registration.

If the Shares are eligible to be sold without restriction under, and without the Issuer being in compliance with the current public information requirements of, Rule 144 under the Securities Act, or pursuant to any other exemption under the Securities Act such that the Shares held by Subscriber become freely tradable, then at Subscriber’s request, the Issuer will cause its transfer agent to remove the legend set forth in Section 2.1.6. In connection therewith, if required by the Issuer’s transfer agent, the Issuer will promptly cause an opinion of counsel to be delivered to and maintained with its transfer agent, together with any other authorizations, certificates and directions required by the transfer agent that authorize and direct the transfer agent to issue such Shares without any such legend; provided, that, notwithstanding the foregoing, the Issuer will not be required to deliver any such opinion, authorization, certificate or direction if it reasonably believes that removal of the legend could result in or facilitate transfers of securities in violation of applicable federal or state securities laws. The Issuer shall be responsible for the fees of its transfer agent and its legal counsel associated with such delivery.

The Issuer hereby acknowledges and agrees that Subscriber shall have the right to transfer, assign or sell its Shares, in whole or in part, provided that such transfer, assignment or sale complies with applicable federal and state securities laws and regulations, and that the Issuer, upon Subscriber’s written request, and subject to receipt from the Subscriber of customary and reasonably acceptable representations and other documentation with respect to compliance with such federal and state securities laws and regulations, shall take all reasonable steps to effect any such transfer, assignment or sale, including causing the Issuer’s transfer agent to update the stock register to reflect such transaction.

13. Offset Shares.

13.1 For purposes of this Subscription Agreement, “Offset Shares” means the aggregate of (i) the number of Class A ordinary shares that Subscriber beneficially owns as of the date of this Subscription Agreement and that Subscriber designates as “Offset Shares” (the “Currently Owned Offset Shares,” which number of Currently Owned Offset Shares is set forth on the signature page hereto) and (ii) the number of additional Class A ordinary shares (if any) which Subscriber purchases for its own account pursuant to transactions with third parties after the date hereof and prior to the record date (the “Record Date”) established for the special meeting of Issuer stockholders that will be held to approve the Transactions (the “Issuer Stockholder Meeting”) at a price less than the price per share for which each Class A ordinary share has the opportunity to be redeemed for cash in connection with the Issuer Stockholder Meeting (such shares purchased in such transactions, the “Additional Offset Shares”). For the avoidance of doubt, Subscriber may beneficially own Class A ordinary shares as of the date hereof that are not designated as “Currently Owned Offset Shares”.

13.2 Subscriber agrees (i) with respect to the Additional Offset Shares, (a) not to sell or otherwise transfer such Additional Offset Shares prior to the consummation of the Transactions, (b) that in order for Additional Offset Shares to be Offset Shares, Subscriber must not vote any Additional Offset Shares in favor of approving the Transactions and instead submit a proxy with respect to such Additional Offset Shares abstaining from voting thereon and (c) to the extent Subscriber has the right to have any of its Additional Offset Shares redeemed for cash pursuant to the organizational documents of Issuer (the “Issuer Organizational Documents”) in connection with the consummation of the Transactions, not to exercise any such redemption rights (collectively, the “Additional Offset Shares Reduction Conditions”), and (ii) with respect to the Currently Owned Offset Shares, (a) not to sell or otherwise transfer such Currently Owned Offset Shares prior to the consummation of the Transactions and (b) to the extent Subscriber has the right to have any of its Currently Owned Offset Shares redeemed for cash pursuant to the Issuer Organizational Documents in connection with the consummation of the Transactions, not to exercise any such redemption rights (the “Currently Owned Offset Shares Reduction Conditions”).

13.3 Subject to the prior written consent of each of the Parties, Subscriber may elect to increase the number of Nominal Shares or Currently Owned Offset Shares designated on Subscriber’s signature page hereto, with such increase deemed to be effective as of the date of this Subscription Agreement. Subscriber agrees that Subscriber’s representations and warranties in Section 2.1 with respect to such additional Nominal Shares or Currently Owned Shares will be as of the date of this Subscription Agreement, not as of the date of Subscriber’s election. For the avoidance of doubt, Subscriber may not elect to decrease the number of Nominal Shares or Currently Owned Offset Shares designated on the signature page hereto as of the date of this Subscription Agreement.

13.4 Subscriber shall, no later than one Business Day after the Record Date, deliver a certificate in the form attached hereto as Exhibit A (the “Certificate”) to Issuer, signed by Subscriber, certifying: (i) the number of Additional Offset Shares beneficially owned by Subscriber prior to the Record Date and Currently Owned Offset Shares beneficially owned by Subscriber as of the date of this Subscription Agreement, and (ii)(x) with respect to any such Additional Offset Shares, (1) the date(s) on which such Additional Offset Shares were acquired, (2) the price per share at which such Additional Offset Shares were purchased by Subscriber, and (3) an affirmation that Subscriber has and will comply with the Additional Offset Shares Reduction Conditions, and (y) with respect to any such Currently Owned Offset Shares, an affirmation that Subscriber has and will comply with the Currently Owned Offset Shares Reduction Conditions. Notwithstanding anything to the contrary in the foregoing, no later than three (3) Business Days prior to the Expected Subscription Closing Date as set forth in the Closing Notice, Subscriber shall reaffirm to the Issuer in writing that the certifications included in the Certificate are true and correct and that Subscriber will remain in compliance with the Additional Offset Shares Reduction Conditions and the Currently Owned Offset Shares Reduction Conditions.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the Issuer and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

CHURCHILL CAPITAL CORP X

By:
Name:
Title:

Accepted and agreed this ______ day of ________, 2025.
SUBSCRIBER:
Signature of Subscriber:	Signature of Joint Subscriber, if applicable:
By:	By:
Name:	Name:
Title:	Title:
Name of Subscriber:	Name of Joint Subscriber, if applicable:
(Please print. Please indicate name and	(Please Print. Please indicate name and
capacity of person signing above)	capacity of person signing above)
Name in which securities are to be registered
(if different from the name of Subscriber listed directly above):
Email Address:
If there are joint investors, please check one:
☐ Joint Tenants with Rights of Survivorship
☐ Tenants-in-Common
☐ Community Property
Subscriber’s EIN:	Joint Subscriber’s EIN:
Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:
Attn:	Attn:
Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:
Aggregate Number of Shares subscribed for:
Aggregate Purchase Price: $___________.

You must pay the Purchase Price by wire transfer of U.S. dollars in immediately available funds, to be held in escrow until the Closing, to the account specified by the Issuer in the Closing Notice.

SCHEDULE I

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

A.	QUALIFIED INSTITUTIONAL BUYER STATUS
(Please check the applicable subparagraphs):

☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) (a “QIB”)).

☐ We are subscribing for the Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

*** OR ***

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

☐ We are an institutional “accredited investor” (as described in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

*** AND ***

C.	AFFILIATE STATUS

(Please check the applicable box) SUBSCRIBER:

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Issuer or acting on behalf of an affiliate of the Issuer.

This page should be completed by Subscriber

and constitutes a part of the Subscription Agreement.

Rule 501(a) under the Securities Act, in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the Issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐ Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;

☐ Any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934, as amended;

☐ Any insurance company as defined in section 2(a)(13) of the Securities Act;

☐ Any investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”) or a business development company as defined in section 2(a)(48) of the Investment Company Act;

☐ Any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958, as amended;

☐ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐ Any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐ Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940, as amended;

☐ Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code of 1986, as amended, not formed for the specific purpose of acquiring the securities offered, and with total assets in excess of $5,000,000; or

☐ Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose subscription is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D.

EXHIBIT A

CERTIFICATE

This certificate is provided pursuant to Section 13.4 of the Subscription Agreement, dated as of [•], 2025, by and between Churchill Capital Corp X, a Cayman Islands exempted company (“Issuer”) and the undersigned (“Subscriber”), (as the same may be amended, restated, amended and restated, supplemented or otherwise modified through the date hereof, the “Subscription Agreement”). Capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Subscription Agreement.

Subscriber hereby certifies as of the date hereof, each of the following:

1.	Subscriber beneficially owned [•] Additional Offset Shares as of the Record Date.

2.	Subscriber purchased the Additional Offset Shares prior to the Record Date and on the following dates and for the following prices per share:

Date of Purchase	Number of Additional Offset Shares	Price Per Additional Offset Share

3.	With respect to the Additional Offset Shares, Subscriber acknowledges and agrees:

a.	not to sell or otherwise transfer any such Additional Offset Shares prior to the consummation of the Transactions;

b.

that in order for Additional Offset Shares to be Offset Shares, Subscriber must not vote any such Additional Offset Shares in favor of approving the Transactions and instead must submit a proxy with respect to such Additional Offset Shares abstaining from voting thereon; and

c.

to the extent it has the right to have any of its Additional Offset Shares redeemed for cash pursuant to the Issuer Organizational Documents in connection with the consummation of the Transactions, not to exercise any such redemption rights.

4.	With respect to the Currently Owned Offset Shares, Subscriber acknowledges and agrees:

a.	Subscriber beneficially owned [•] Currently Owned Offset Shares as of the date of the Subscription Agreement;
b.	not to sell or otherwise transfer any such Currently Owned Offset Shares prior to the consummation of the Transactions; and

c.

to the extent it has the right to have any of its Currently Owned Offset Shares redeemed for cash pursuant to the Issuer Organizational Documents in connection with the consummation of the Transactions, not to exercise any such redemption rights.

SUBSCRIBER:

Signature of Subscriber:

By:
Name:
Title:

Exhibit 10.4

M. Klein & Company

640 Fifth Avenue

New York, NY 10019

CONFIDENTIAL

September 8, 2025

Infleqtion, Inc.

3030 Sterling Circle

Boulder, CO

80301

Ladies and Gentlemen:

This letter agreement (this “Agreement”), which shall become effective upon the Closing (as such term is defined in the Merger Agreement) (the “Effective Date”), confirms certain arrangements between Churchill Capital Corp X, a Delaware corporation (the “Client”), to be renamed Infleqtion, Inc. upon the Effective Date, and M. Klein & Company, through its affiliate, The Klein Group, LLC (“Advisor”), with respect to the engagement of Advisor by the Client as its financial advisor to provide strategic advice and assistance to the Client in connection with capital markets, business development, investor relations and other strategic matters (the “Services”). Simultaneously with the execution and delivery of this Agreement, Client has entered into that certain Agreement and Plan of Merger and Reorganization, dated as of September 8, 2025 (as it may be amended, supplemented or restated from time to time in accordance with the terms of such agreement, the “Merger Agreement”), by and among Client, AH Merger Sub I, Inc., a Delaware corporation, AH Merger Sub II, LLC, a Delaware limited liability company, and ColdQuanta, Inc., a Delaware corporation, in connection with the business combination set forth in the Merger Agreement.

1.	As consideration for the Services, the Client agrees to pay Advisor the following fees:

(a)

A fixed cash retainer fee of $250,000 per quarter (the “Retainer Fee”). The initial payment will be due on the first business day of the month immediately after the end of the first fiscal quarter following the Effective Date (prorated, as applicable) with subsequent payments due every three months thereafter and ending on the expiration or termination of this Agreement.

(b)

If, during the term hereof, the Client conducts a capital markets financing (e.g., equity, debt or convertible securities in U.S. markets) (a “Financing”), the Client shall consider in good faith engaging Advisor as a financial advisor in connection with such Financing. Any such engagement shall be covered by a separate written agreement between the Client and Advisor and shall include mutually agreed fees (and such other additional terms agreed to by the parties, including indemnification provisions); provided that such fees payable to Advisor shall be no less than five percent (5%) of total fees paid in the aggregate to the underwriting syndicate in connection with such Financing.

(c)

If, during the term hereof, the Advisor provides introductions to certain strategic partners with whom Client has no pre-existing relationship that lead to a strategic investment (a “Strategic Investment”) into the Client, Client shall consider in good faith engaging Advisor as a financial advisor in connection with any such Strategic Investment, subject to the terms and conditions of its engagement letter with the Client’s existing Financial Advisors. Any such engagement shall be covered by a separate agreement between the Client and Advisor and shall include mutually agreed fees, which considered together with the Referral Fee will not exceed 3% of gross proceeds from the Strategic Investment (and will include such other additional terms agreed to by the parties, including indemnification provisions).

(d)

If, during the term hereof, the Client conducts strategic merger and acquisition activity, (a “Merger”), the Client shall consider in good faith engaging Advisor as a financial advisor in connection with such Merger. Any such engagement shall be covered by a separate agreement between the Client and Advisor and shall include mutually agreed fees (and such other additional terms agreed to by the parties, including indemnification provisions).

In addition to such fees, the Client will reimburse Advisor for Advisor’s reasonable, documented and customary out-of-pocket expenses incurred in connection with the services to be provided by Advisor hereunder. Annual expenses will be capped at $50,000 and reimbursements above this threshold require pre-approval from Client’s Chief Financial Officer. Nothing contained herein shall be deemed to limit in any manner the indemnification, expense reimbursement and other obligations of the Client under Annex A hereto. Notwithstanding the foregoing, to the extent that any expenses incurred by Advisor for any activity, task, obligation, or similar that does, or reasonably could, be considered to pertain to both this Agreement and any duties, obligations or responsibilities of Advisor or any of its affiliates, officers, directors, partners, managers or the like in connection with service on the board of directors of Client, such expenses shall not be eligible for reimbursement hereunder.

2.

In connection with the services to be provided hereunder, the Client will make available to Advisor all information in the possession or control of the Client that is reasonably necessary for Advisor to provide the services hereunder. The Client understands and confirms that (a) Advisor will use public reports and other information provided by others, including information provided by the Client, other parties and their respective officers, employees, auditors, attorneys or other agents in performing the services hereunder and (b) Advisor does not assume responsibility for, and may rely without independent verification upon, the accuracy and completeness of any such information. The Client will notify Advisor promptly if it learns of any material change in any information previously made available to Advisor by or on behalf of the Client or any third party.

3.

Advisor shall keep all information made available to Advisor by or on behalf of the Client (the “Information”) confidential, except that nothing herein will prevent Advisor from disclosing the Information to the extent that such Information (a) is disclosed with the Client’s written consent, (b) is disclosed to Advisor’s affiliates or any of Advisor’s or any of its affiliate’s representatives, directors, officers, employees, attorneys or agents (“Authorized Recipients”) in connection with the performance of Advisor’s services hereunder or for internal control or compliance purposes; provided that (i) such Authorized Recipients have been advised to keep the Information confidential in accordance with this Section 3 and (ii) Advisor shall be responsible for any breach of this Section 3 by an Authorized Recipient, or (c) is required to be disclosed by applicable law, regulation or the order of a court of competent jurisdiction or is requested to be disclosed by a regulatory authority having jurisdiction over Advisor or its representatives, provided, however, that prior to a disclosure pursuant to clause (c), Advisor shall, to the extent legally permissible and reasonably practicable under the circumstances, provide notice to the Client of such disclosure requirement such that the Client may seek (at the Client’s sole cost and expense) a protective order to avoid such disclosure or limit its scope or to obtain confidential treatment of that portion of the Information legally required to be disclosed.

“Information” shall not include any information that (a) is or becomes generally available to the public (other than as a result of disclosure by Advisor or any Authorized Recipient in breach of this Agreement), (b) was available to Advisor or any Authorized Recipient on a non-confidential basis prior to its disclosure by the Client or its affiliates or the other parties to a transaction or (c) becomes available to Advisor or an Authorized Recipient on a non-confidential basis from a person other than the Client or its affiliates or the other parties to a transaction, who is not to Advisor’s knowledge, bound by a duty of confidentiality to the Client with respect to such information.

4.

The Client acknowledges that Advisor has been retained hereunder solely as an adviser to the Client, and not as an adviser to or agent of any other person, and that Advisor’s engagement hereunder is as an independent contractor and not in any other capacity including as a fiduciary. Any duties of Advisor arising out of its engagement pursuant to this Agreement shall be owed solely to the Client. The Client agrees that any information or advice provided by Advisor in connection with Advisor’s engagement hereunder is for the confidential use of the Client, and may not be provided to or relied upon by any other person without Advisor’s prior written consent. The Client will not disclose, summarize, excerpt from or otherwise refer to such information or advice, in any manner without Advisor’s prior written consent. Neither Advisor’s engagement hereunder, nor the delivery of any advice in connection with Advisor’s engagement hereunder, is intended to confer rights upon any persons not a party hereto (including security holders, employees, directors or creditors of the Client) as against Advisor, its affiliates or any of their respective representatives, directors, officers, employees or agents.

5.

The Client acknowledges that it is not relying on the advice of Advisor for tax, legal, regulatory or accounting matters, it is seeking and will rely on the advice of its own professionals and advisors for such matters and it will make an independent analysis and decision regarding any transaction or other matter based upon such advice. In addition, the Client acknowledges that in no event shall Advisor act as an underwriter of any securities in connection with any transaction. Advisor may, to the extent it deems appropriate, render the services hereunder through one or more of its affiliates.

6.	The Client agrees to indemnify Advisor in accordance with Annex A hereto, the terms of which are incorporated into this Agreement in their entirety.

7.

This Agreement will expire on the Second (2nd) anniversary of the Effective Date; provided, however, this Agreement may be extended for an additional one (1) year term upon mutual agreement of the Client and Advisor. Upon the expiration or termination of this Agreement, neither the Client nor Advisor shall have any liability or continuing obligation to the other party except for any fees accrued and expenses incurred (subject to Section 1) by Advisor prior to the date of such expiration or termination. Notwithstanding the foregoing, Section 4, Section 6, this Section 7, Section 9, Section 10 and Annex A hereto shall remain operative regardless of the expiration or termination of this Agreement.

8.

The Client understands and acknowledges that Advisor or its affiliates may currently hold, or in the future may acquire, debt or equity securities (or other interests) issued by the Client or its affiliates, and will be under no obligation to sell any such holdings in connection with this engagement. The Client is aware that Advisor and/or its affiliates may currently or in the future (a) provide services to other parties with interests that conflict with the interests of the Client or (b) engage in transactions (as a principal or otherwise) that conflict with the interests of the Client.

9.

This Agreement (including Annex A) embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof. If any provision of this Agreement is determined to be invalid or unenforceable in any respect, such determination will not affect the validity or enforceability of any other provision of this Agreement, which will remain in full force and effect. No waiver, amendment or other modification of this Agreement shall be effective unless in writing and signed by each party to be bound thereby. This Agreement may not be assigned by the Client without Advisor’s prior written consent. This Agreement will be binding upon and inure to the benefit of the Client, Advisor and their respective successors and permitted assigns. This Agreement may be executed in counterparts, each of which shall be an original instrument and all of which taken together shall constitute one and the same agreement.

10.

This Agreement and any claim, counterclaim, proceeding or dispute of any kind or nature whatsoever, directly or indirectly, arising out of or in any way relating to this Agreement or Advisor’s engagement hereunder (a “Claim”), shall be governed and construed in accordance with the laws of the State of New York (without giving regard to any otherwise applicable conflict of laws rules). No such Claim shall be commenced, prosecuted or continued in any forum other than the courts of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York, which courts shall have exclusive jurisdiction over the adjudication of such matters, and each of the parties (on behalf of itself and its respective successors and assigns) hereto hereby submits to the jurisdiction and venue of such courts (and any appellate courts from any thereof) and personal service with respect thereto. Each of the parties hereto hereby waives on behalf of itself and its successors and assigns any and all right to argue that the choice of forum provision is or has become unreasonable in any legal proceeding. Each of the parties hereto hereby waives all right to trial by jury in any Claim (whether based upon contract, tort or otherwise) directly or indirectly, arising out of or in any way relating to this Agreement or Advisor’s engagement hereunder.

[Signature page follows]

If the foregoing correctly sets forth our agreement, please sign and return a copy of this Agreement.

Very truly yours,

M. KLEIN & COMPANY, through its affiliate, THE KLEIN GROUP, LLC

By:	/s/ Jay Taragin
Name:	Jay Taragin
Title:	Authorized Person

Accepted and agreed as of the date first written above:

CHURCHILL CAPITAL CORP X

By:	/s/ Jay Taragin
Name:	Jay Taragin
Title:	Chief Financial Officer

Annex A

In connection with the engagement of Advisor to render services to the Client pursuant to the Agreement to which this Annex A is attached, the Client and Advisor agree and understand that in the event that Advisor, any of its affiliates or any of their respective representatives, directors, officers, employees or agents (each of the foregoing, an “Indemnified Person”) become involved in any capacity in any claim, suit, action, proceeding, arbitration or investigation (each an “Action”) brought or threatened by or against any person, including the Client’s security holders and creditors, related to, arising out of or in connection with Advisor’s engagement, Advisor’s performance of any services in connection with the Agreement (whether before or after the date hereof) or any transaction contemplated thereby, the Client will promptly reimburse each such Indemnified Person for its reasonable, documented and customary out-of-pocket expenses (including legal and other professional fees, expenses and disbursements and the cost of any investigation and preparation) as and when they are incurred in connection therewith. The Client will indemnify and hold harmless each Indemnified Person from and against any losses, claims, damages, liabilities or expenses (collectively, “Losses”) to which any Indemnified Person may become subject in connection with any pending or threatened Action related to, arising out of or in connection with Advisor’s engagement pursuant to the Agreement, Advisor’s performance of any services in connection therewith (whether before or after the date thereof) or any transaction contemplated thereby, whether or not any such pending or threatened Action giving rise to such Losses is initiated or brought by or on the Client’s behalf and whether or not in connection with any Action in which the Client or an Indemnified Person is a party, except to the extent that any such Losses are found by a court of competent jurisdiction in a final, non-appealable judgment to have resulted primarily from such Indemnified Person’s gross negligence, bad faith or willful misconduct. The Client also agrees that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Client, its security holders or creditors related to, arising out of or in connection with Advisor’s engagement pursuant to the Agreement, Advisor’s performance of any services in connection therewith (whether before or after the date thereof) or any transaction contemplated thereby, except to the extent that any Losses are found by a court of competent jurisdiction in a final, non-appealable judgment to have resulted primarily from such Indemnified Person’s gross negligence, bad faith or willful misconduct; provided, however, that, in no event shall the Indemnified Persons, in aggregate, be liable for or required to pay an amount in excess of the aggregate fees actually received by Advisor for any services in connection Advisor’s engagement pursuant to the Agreement. If multiple claims are brought against an Indemnified Person in an Action related to, arising out of or in connection with Advisor’s engagement pursuant to the Agreement, Advisor’s performance of any services in connection therewith (whether before or after the date thereof) or any transaction contemplated thereby, with respect to at least one of which an Indemnified Person is entitled to indemnification as provided hereunder, the Client agrees that any Losses shall be conclusively deemed to be based on the claims as to which indemnification is permitted and provided for hereunder.

If for any reason the foregoing indemnification is unavailable to an Indemnified Person or insufficient to hold such Indemnified Person harmless against Losses (except to the extent not available under the terms of the preceding paragraph), then the Client shall contribute to the Losses for which such indemnification is unavailable or insufficient in such proportion as is appropriate to reflect the relative benefits received, or sought to be received, by the Client and its security holders, on the one hand, and the party entitled to contribution, on the other hand, in the matters contemplated by Advisor’s engagement under the Agreement as well as the relative fault of the Client and such party with respect to such Losses and any other relevant equitable considerations. The Client agrees that, for the purposes hereof, the relative benefits received, or sought to be received, by the Client (and its security holders) and Advisor shall be deemed to be in the same proportion as (a) in the case of a transaction, the aggregate consideration paid or received, or contemplated to be paid or received, by the Client or its security holders, as the case may be, pursuant to such transaction (whether or not consummated) or, in the case of another event, the value to the Client of the services and advice rendered by Advisor, bears to (b) the fees paid or payable to Advisor in connection with Advisor’s engagement; provided, however, in no event shall Advisor or any other Indemnified Person be required to contribute an aggregate amount in excess of the aggregate fees actually paid to Advisor in connection with Advisor’s engagement pursuant to the Agreement. The Client and Advisor agree that it would not be just and equitable if contribution hereunder were determined by pro rata allocation or by any other method that does not take into account the equitable considerations referred to herein.

If any Action shall be brought, threatened or asserted against an Indemnified Person in respect of which indemnity may be sought against the Client, Advisor shall promptly notify the Client in writing, and the Client shall be entitled, at its expense, and upon delivery of written notice to Advisor, to assume the defense thereof with counsel reasonably satisfactory to Advisor. Such Indemnified Person shall have the right to employ separate counsel in any such Action and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (a) the Client has agreed in writing to pay such fees and expenses, (b) the Client has failed to assume the defense in a timely manner or pursue the defense reasonably diligently or (c) outside counsel to an Indemnified Person has advised such Indemnified Person that in such Action there is an actual or potential conflict of interest or a conflict on any material issue between the Client’s position and the position of such Indemnified Person, in which case the Client shall be responsible for the fees and expenses of such separate counsel. It is understood, however, that in the situation in which the Client shall be responsible for the fees and expenses of such counsel, the Client shall, in connection with any such Action or separate but substantially similar or related Actions in the same jurisdiction arising out of substantially similar general allegations or circumstances, be liable for the fees and expenses of only one counsel (in addition to local counsel) at any time for all Indemnified Persons (unless in the reasonable belief of such Indemnified Persons based on the advice of outside counsel, that there is an actual or potential conflict of interest or a conflict on any material issue between such Indemnified Persons, in which case such Indemnified Persons with conflicting interests shall be represented by separate counsel and the Client shall be responsible for the fees and expenses of such counsel). The Client shall not be liable for any settlement or compromise of any pending or threatened Action (or for any related Losses) if such settlement or compromise is effected without the Client’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed).

The Client agrees that, without Advisor’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), it will not settle, compromise or consent to the entry of any judgment in any pending or threatened Action in respect of which indemnification or contribution is reasonably likely to be sought hereunder (whether or not Advisor or any other Indemnified Person is an actual or potential party to such Action), unless such settlement, compromise or consent (a) includes an unconditional release from the settling, compromising or consenting party of each Indemnified Person from all liability arising out of such Action, (b) shall not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of any Indemnified Person, and (c) shall not impose any continuing obligations or restrictions on any Indemnified Person.

The foregoing reimbursement, indemnity and contribution obligations of the Client under this Annex A shall be in addition to any rights that an Indemnified Person may have at common law or otherwise, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Client and such Indemnified Person. The provisions of this Annex A shall remain in full force and effect regardless of any termination, modification or expiration of the Agreement.

Exhibit 99.1

Infleqtion to Go Public Through Merger with Churchill Capital Corp X

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Commercial leader in quantum with real-world deployments in computing and precision sensing, poised to accelerate scale; trusted by industry leaders in critical technology and national security such as NVIDIA, the U.S. Department of Defense, and NASA, among others.

•	Industry-leading technical milestones — 1,600 physical qubits, 99.73% entangling fidelity, and one of only two companies to demonstrate a real-world application using logical qubits.

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Commercializing quantum today, with approximately $29 million in trailing twelve-month revenue as of June 30, 2025; approximately $50 million in booked and awarded business representing potential multi-year value expected to be realized over time; and a $300 million+ identified pipeline of potential customers.

•	$1.8 billion pre-money equity value, providing an attractive entry point into Infleqtion for new shareholders.

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Over $540 million of expected gross transaction proceeds, including over $125 million of incremental financing via a common stock PIPE raised at the transaction value from leading existing and new institutional investors: Maverick Capital, Counterpoint Global (Morgan Stanley), Glynn Capital, BOKA Capital, and LCP Quantum, among others.

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Proceeds will accelerate Infleqtion’s technology and product roadmap and expand applications to new end markets, unlocking additional use cases in artificial intelligence, national security, space, and beyond.

Boulder, CO & New York, NY – September 8, 2025 – Infleqtion, a global leader in neutral atom–based quantum technology, and Churchill Capital Corp X (NASDAQ: CCCX), a publicly traded special purpose acquisition company, today announced they have entered into a definitive business combination agreement, with the aim to accelerate Infleqtion’s mission to commercialize quantum products that provide orders of magnitude improvement in computing and precision sensing applications. Upon closing, the combined company will operate as Infleqtion and is expected to be listed on a leading North American exchange under the ticker “INFQ.”

“Churchill Capital is proud to partner with companies that are shaping the future of technology,” said Michael Klein, Chairman and CEO of Churchill Capital Corp X. “Infleqtion stands out with its breakthrough neutral atom platform and proven engineering capabilities, already delivering meaningful impact in quantum computing and sensing. We are excited to support Infleqtion’s leadership team as they advance the quantum era and create enduring value for shareholders.”

Turning Breakthrough Science into Real-World Solutions

Infleqtion translates quantum technology into solutions that expand human potential. Infleqtion designs, builds, and sells quantum computers, precision sensors, and software to governments, enterprises, and research institutions. As a first mover in neutral atom technology — a leading quantum modality recognized for scalability, flexibility, and cost efficiency – Infleqtion has built a commercial platform that is practical, differentiated, and ready to scale. This approach uniquely enables Infleqtion to power both quantum computing and precision sensing from a single product architecture.

The company’s product portfolio includes quantum computers, quantum clocks, RF receivers, and inertial sensors, all engineered for real-world deployment and optimized with Infleqtion’s proprietary software. These systems are already in use by NVIDIA, the U.S. Department of Defense, NASA, and the U.K. government. To date, Infleqtion has sold three quantum computers and hundreds of quantum sensors, generating approximately $29 million in trailing twelve-month revenue as of June 30, 2025, reflecting an ~80% CAGR over the past two years. Infleqtion expects approximately $50 million of booked and awarded business at year-end 2025, representing potential multi-year value expected to be realized over time, and has identified a potential customer pipeline exceeding $300 million, underscoring a promising growth trajectory.

“We have reached a critical inflection point in our journey from R&D to commercialization, and this partnership is a testament to our team’s incredible work,” said Matt Kinsella, CEO and founding investor of Infleqtion. “As we move from successful pilots to full-scale production for our leading customers, this partnership with Churchill provides us with the additional capital and strategic expertise required to accelerate commercialization, expand our market leadership, and meet the rapidly growing demand for quantum solutions across AI, national security, and space.”

A Compelling Investment Opportunity

Infleqtion combines scientific leadership, commercial traction, and a robust growth outlook to position itself as a highly attractive public investment opportunity in quantum.

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Pioneering team with the scientific and commercial muscle to lead the quantum era – Founded on Dana Anderson’s breakthrough research in neutral atoms, Infleqtion has built a team of scientists and entrepreneurs with proven ability to engineer, deploy, and operate commercial quantum systems.

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Quantum as a force multiplier – Classical systems face limits on size, energy, and cost; while quantum has the potential to unlock breakthroughs across AI, national security, and materials science. Infleqtion is already extending the capabilities of today’s GPUs through its quantum hardware and contextual machine learning software.

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Award-winning Quantum Core – A unique “build once, tailor to multiple markets” foundation that powers all products — including quantum computers, clocks, RF receivers, and inertial sensors — driving scalability and capital efficiency.

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Industry-leading technical milestones – On the path to quantum advantage with 1,600 physical qubits (record qubit array), 99.73% entangling fidelity (highest achieved by a neutral atom company), and proof-of-concept demonstrated on eight logical qubits. Infleqtion is one of two companies to demonstrate a real-world application using logical qubits (on two logical qubits), positioning it as a front-runner on the path to quantum advantage.

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Full-stack hardware and software platform – Integrated approach enables performance gains, error correction, and productivity improvements across the stack; proprietary software amplifies hardware value and positions Infleqtion to scale applications with quantum computers, clocks, RF receivers, and inertial sensors.

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Large and growing markets – Quantum computing and sensing markets expected to exceed $160 billion in aggregate by 2040, spanning artificial intelligence, defense, energy, space, material science, and financial services.

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Strategic importance for national security – Allied governments have invested more than $40 billion in quantum to secure geopolitical advantage; Infleqtion is a trusted partner to leading government institutions including NASA, the U.S. Department of Defense, and the U.K. government. These partnerships contribute to accelerated product innovation for defense and intelligence needs, while creating scalable solutions for broader commercial markets.

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Commercial momentum – Revenue scaled more than three times in the past two years to ~$29 million in trailing twelve-month revenue as of June 30, 2025, with ~$50 million in booked and awarded business representing potential multi-year value expected to be realized over time; and a $300 million+ identified pipeline of potential customers.

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Well-capitalized for growth – Strong balance sheet today with $88 million in cash as of June 30, 2025, and low operating cost structure with $21 million in trailing twelve-month cash burn as of June 30, 2025; going public provides additional capital to accelerate growth.

“Quantum is a defining technology opportunity of the coming decade, and we see neutral atoms as the modality best positioned to succeed,” said Kenneth Safar, Managing Director at Maverick Silicon. “Infleqtion is demonstrating how quantum can be applied to enhance AI today and deliver real performance gains across computing and sensing. That’s why we backed Infleqtion early and continue to invest behind them, because we believe in the vision, the technology, and the team. Now they have a growing commercial portfolio and clear leadership in solutions and are poised to build a category-defining public company.”

Attractive Transaction Structure

The business combination values Infleqtion at a pre-money equity value of $1.8 billion, providing an attractive entry point for Churchill X shareholders and new investors. The transaction is expected to provide more than $540 million of gross proceeds to Infleqtion, including:

•	$416 million of cash held in Churchill X’s trust account as of June 30, 2025 (assuming no redemptions); and

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Over $125 million of incremental financing via a common stock PIPE raised at the transaction value from leading existing and new institutional investors, including Maverick Capital, Counterpoint Global (Morgan Stanley), Glynn Capital, BOKA Capital, and LCP Quantum, among others.

Proceeds from the transaction are expected to:

•	Strengthen Infleqtion’s already clean balance sheet, which carries no debt;

•	Accelerate Infleqtion’s technology and product roadmap;

•	Expand applications to new end markets, unlocking additional use cases in artificial intelligence, national security, space, and beyond; and

•	Scale customer adoption, establish new ecosystem partnerships, and expand into new end markets.

No existing Infleqtion shareholders will sell any shares or receive cash consideration as part of the transaction. All Infleqtion shareholders will be locked up at close of the transaction.

The boards of directors of both Infleqtion and Churchill X have each unanimously approved the proposed business combination, subject to, among other things, the approval by Churchill shareholders of the business combination, the concurrent PIPE transaction, satisfaction of conditions stated in the definitive agreement and other customary closing conditions, including that the U.S. Securities and Exchange Commission (the “SEC”) completes its review of the registration statement on Form S-4 and the proxy statement/prospectus/consent solicitation, the receipt of certain regulatory approvals and approval by the relevant stock exchange to list the securities of the combined company.

Infleqtion LTM revenue, cash and trailing twelve-month cash burn are based on financials that are preliminary, have not been audited, are based on information available to us only as of the date of this press release, and are subject to change.

Conference Call Information

Management of Infleqtion and Churchill X will host an investor conference call to discuss the proposed transaction and review an investor presentation at 8:30am ET on Monday, September 8, 2025. Interested investors may access a recording of the conference call by visiting https://infleqtion.com/investors. A transcript of the call will also be filed by Churchill X with the SEC.

Advisors

Citigroup Global Markets Inc. is serving as lead capital markets advisor and PIPE placement agent to Churchill X. Willkie Farr & Gallagher LLP is serving as transaction counsel to Churchill X. Ocean Tomo, a part of J.S. Held, is serving as financial and technical advisor to Churchill X. Ogier (Cayman) LLP is serving as Cayman Islands legal counsel to Churchill X. Latham & Watkins LLP is serving as legal advisor to the capital markets advisor to Churchill X. BTIG, LLC is serving as underwriter to Churchill X and capital markets advisor. Ellenoff Grossman & Schole LLP is serving as corporate counsel to Churchill X.

JP Morgan Securities LLC is serving as financial advisor and capital market advisor to Infleqtion, as well as PIPE placement agent to Churchill X. Cooley LLP is serving as legal advisor to Infleqtion.

About Infleqtion

Infleqtion is a global leader in neutral-atom quantum technology. We design and build quantum computers, precision sensors, and quantum software for governments, enterprises, and research institutions. Our commercial portfolio includes quantum computers as well as quantum RF systems, quantum clocks, and inertial navigation solutions. Infleqtion is the partner of choice for governments and commercial customers seeking cutting-edge quantum capabilities.

About Churchill Capital Corp X

Churchill X is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. It may pursue an initial business combination target in any business or industry.

Additional Information About the Proposed Transaction and Where to Find It

Additional information about the transaction, including a copy of the business combination agreement will be filed by Churchill X in a Current Report on Form 8-K with the SEC. The proposed transaction will be submitted to shareholders of Churchill X for their consideration. Churchill X intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include preliminary and definitive proxy statements to be distributed to Churchill X’s shareholders in connection with Churchill X’s solicitation of proxies for the vote by Churchill X’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Infleqtion’s stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents will be mailed to Infleqtion stockholders and Churchill X shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill X and Infleqtion shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto and, once available, the definitive proxy statement/prospectus/consent solicitation statement, as well as other documents filed with the SEC by Churchill X in connection with the proposed transaction, as these documents will contain important information about Churchill X, Infleqtion and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus/consent solicitation statement, once available, as well as other documents filed by Churchill X with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp X, 640 Fifth Avenue, 12th Floor, New York, NY 10019.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The Company has based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding the Company’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding the Company’s ability to execute its business model and the expected financial benefits of such model; expectations regarding the Company’s ability to attract, retain and expand its customer base; the Company’s deployment of proceeds from capital raising transactions; the Company’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; the Company’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting the Company’s markets; the successful consummation and potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for the Company to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of the Company and Churchill X.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the Company’s or Churchill X’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that the Company is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; the Company’s historical net losses and limited operating history; the Company’s expectations regarding future financial performance, capital requirements and unit economics; the Company’s use and reporting of business and operational metrics; the Company’s competitive landscape; the Company’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; the Company’s concentration of revenue in contracts with government or state-funded entities; the Company’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the Company’s reliance on strategic partners and other third parties; the Company’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill X could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against the Company or Churchill X; failure to realize the anticipated benefits of the proposed transaction; the ability of Churchill X or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill X’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by the Company, Churchill X or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of the Company’s and Churchill X’s management as of the date of this press release; subsequent events and developments may cause their assessments to change. While the Company and Churchill X may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. An investment in Churchill X is not an investment in any of our founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill X, which may differ materially from the performance of our founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill X, the Company and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill X’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill X’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus/consent solicitation statement when it is filed by Churchill X with the SEC. You can find more information about Churchill X’s directors and executive officers in Churchill X’s final prospectus related to its initial public offering filed with the SEC on May 15, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus/consent solicitation statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus/consent solicitation statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Media Contact

Media@infleqtion.com

Investor Relations Contact

Investors@infleqtion.com

Exhibit 99.2 to go public in partnership with CHURCHILL CAPITAL CORP X (NASDAQ: CCCX) Full-spectrum quantum built on neutral atoms Redefining what’s possible in quantum computing and precision sensing Investor Presentation September 2025

About this presentation This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a business combination (the “proposed transaction”) between ColdQuanta, Inc. (“Infleqtion”) and Churchill Capital Corp X (“Churchill X” and “CCCX”) and related transactions and for no other purpose. The information contained herein does not purport to be all inclusive and none of Infleqtion, Churchill X nor any of their respective affiliates, directors, officers, employees or advisers or any other person has independently verified the information in this presentation and no representation or warranty, express or implied, is or will be given any such person as to the accuracy or completeness of information in this presentation. To the fullest extent permitted by law, in no circumstances will Infleqtion, Churchill X or any of their respective subsidiaries, interest holders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Recipients of this presentation are not to construe its contents, or any prior or subsequent communications from or with Infleqtion, Churchill X or their respective representatives, as investment, legal or tax advice. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Infleqtion, Churchill X or the proposed transaction. Recipients of this presentation should each make their own evaluation of Infleqtion, Churchill X and the proposed transaction and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Forward-Looking Statements This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding Infleqtion’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding Infleqtion’s ability to execute its business model and the expected financial benefits of such model; expectations regarding Infleqtion’s ability to attract, retain, and expand its customer base; Infleqtion’s deployment of proceeds from capital raising transactions; Infleqtion’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; Infleqtion’s ability to maintain, protect, and enhance its intellectual property; future ventures or investments in companies, products, services, or technologies; development of favorable regulations affecting Infleqtion’s markets; the successful consummation and potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for Infleqtion to increase in value. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Infleqtion and Churchill X. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Infleqtion is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Infleqtion’s historical net losses and limited operating history; Infleqtion’s expectations regarding future financial performance, capital requirements and unit economics; Infleqtion’s use and reporting of business and operational metrics; Infleqtion’s competitive landscape; Infleqtion’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Infleqtion’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Infleqtion’s reliance on strategic partners and other third parties; Infleqtion's concentration of revenue in contracts with government or state-funded entities; Infleqtion’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption, and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill X could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Infleqtion or Churchill X; failure to realize the anticipated benefits of the proposed transaction; the ability of Churchill X or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill X’s filings with the U.S. Securities and Exchange Commission (“SEC”). Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Infleqtion, Churchill X or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Infleqtion’s and Churchill X’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Infleqtion and Churchill X may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this presentation, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. An investment in Churchill X is not an investment in any of our founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill X, which may differ materially from the performance of our founders’ or sponsors’ past investments. Churchill Capital 2

About this presentation Additional Information About the Proposed Transaction and Where to Find It The proposed transaction will be submitted to shareholders of Churchill X for their consideration. Churchill X intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/consent solicitation statement to be distributed to Churchill X’s shareholders in connection with Churchill X’s solicitation for proxies for the vote by Churchill X’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Infleqtion’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents will be mailed to Churchill X and Infleqtion shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill X and Infleqtion shareholders and other interested persons are advised to read, once available, the definitive proxy statement/prospectus/consent solicitation statement, as well as other documents filed with the SEC by Churchill X in connection with the proposed transaction, as these documents will contain important information about Churchill X, Infleqtion and the proposed transaction. Shareholders may obtain a copy of the definitive proxy statement/prospectus/consent solicitation statement, once available, as well as other documents filed by Churchill X with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp. X, 640 Fifth Avenue, 12th Floor, New York, NY 10019. Participants in the Solicitation Churchill X, Infleqtion and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill X’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill X’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus/consent solicitation statement when it is filed by Churchill X with the SEC. You can find more information about Churchill X’s directors and executive officers in Churchill X’s final prospectus related to its initial public offering filed with the SEC on May 13, 2025 and in the Quarterly Reports on Form 10-Q filed by Churchill X with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus/consent solicitation statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus/consent solicitation statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above. No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Non-GAAP Financial Measures In addition to financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), this presentation includes certain non-GAAP financial measures. These non-GAAP measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP. These non-GAAP measures have limitations as analytical tools, and they should be considered in addition to, and not in isolation from or as a substitute for, analysis of other GAAP financial measures. A reconciliation of these measures to the most directly comparable GAAP measures is included at the end of this presentation. No Incorporation by Reference The information contained in the third-party citations and websites referenced in this communication is not incorporated by reference into this communication. Trademarks This presentation contains trademarks, service marks, trade names and copyrights of Infleqtion, Churchill X, and other companies, each of which are the property of their respective owners. All third-party brand names and logos appearing in this presentation are trademarks or registered trademarks of their respective holders. Any such appearance does not necessarily imply any endorsement of Churchill X, Infleqtion or the proposed transaction. Risk Factors For a description of certain risks relating to Infleqtion, including its business and operations, and to the proposed transaction, we refer you to “Risk Factors” at the end of this presentation. Use of Data Information in this presentation is based on data and analyses from various sources as of September 5, 2025, unless otherwise indicated. This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other industry data. These estimates and other statistical data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates and other statistical data. We have not independently verified the statistical and other industry data generated by independent parties and contained in this presentation and, accordingly, we cannot guarantee their accuracy or completeness. In addition, expectations, assumptions, estimates and projections of the future performance of relevant markets in which Infleqtion operates are necessarily subject to a high degree of uncertainty and risk. Churchill Capital 3

Investor’s guide to quantum

Atomic clock	Highly accurate timekeeping devices that use atoms’ quantum transitions to measure time
Coherence	Ability of a quantum system to maintain a well-defined phase relationship between different states in a superposition (when qubits are in multiple states at the same time)
Contextual machine learning (CML)	Allows machine learning (ML) models to process large amounts of data simultaneously, enhancing AI pattern recognition with greater accuracy
Entanglement	When multiple objects – such as a pair of electrons, photons, or atoms – are linked by a single shared quantum state
Fault-tolerant quantum computing	Quantum computing that operates reliably even in the presence of errors, provided the error rate is below a certain threshold
Fidelity (2Q)	Likelihood that a gate operation between two qubits is performed correctly without introducing errors
Inertial sensing	Approach to measuring acceleration and rotation, enabling navigation without external references
Logical qubit	A quantum state encoded across multiple physical qubits, allowing detection and correction of errors without destroying the stored quantum information
Modality	The specific physical approach for creating and controlling qubits in their quantum state
Neutral atoms	Modality that builds quantum systems by isolating, controlling, and measuring atoms in a glass cell using lasers, enabling long coherence times, high gate fidelities, and precision sensing
Physical qubit	A single qubit (e.g., atom, ion, or photon) that encodes quantum information with delicate quantum properties; very noisy and error prone
Positioning, navigation, timing (PNT)	Technology – best known through GPS – that provides precise location, movement, and time synchronization, forming the backbone of global communications, transportation, finance, and defense

QPU (Quantum Processing Unit)	System that contains qubits to be manipulated to perform quantum operations – similar to a CPU or GPU, but for quantum algorithms
Quantum advantage	When a quantum device (e.g., computer, clock, RF receiver, inertial sensor) outperforms the best-in-class classical device at a task
Quantum computing	Computations that run simultaneously from qubits’ superposed states, which are manipulated with wave interference
Quantum sensing	Way of measuring quantities like time, position, radiofrequency signals, and gravity much more precisely than classical sensors, using properties of quantum mechanics
Quantum technology	Technology using the principles of quantum mechanics, with motion and the interaction of atomic and subatomic particles
Qubits	Basic unit of quantum information; unlike bits (0 or 1) used in classical computing, qubits can hold both values simultaneously
Radio frequency (RF) receiver	Electronic device that detects and processes radio frequency (RF) signals, converting them into usable formats
Rydberg atomic states	An atomic state in which an electron is excited to a very high energy level, making it highly responsive to external effects
Shor's algorithm	Quantum algorithm leveraging entanglement and superposition to break modern encryption methods on which the internet relies (e.g., RSA)
Spoofing	A type of cyber activity where false signals or information are deliberately forged to appear legitimate, with the intent to mislead or manipulate systems, users, or networks.
Superposition	Allows qubits to be in multiple states at the same time, exponentially increasing the size of the state space processed
Vacuum cell	Method to isolate atoms in a low-pressure, well-isolated glass cell to limit external interaction, thereby preserving coherence

4

Infleqtion | Churchill Capital

Investor’s guide to quantum Highly accurate timekeeping devices that use atoms’ quantum transitions System that contains qubits to be manipulated to perform quantum Atomic clock QPU (Quantum Processing Unit) to measure time operations – similar to a CPU or GPU, but for quantum algorithms Ability of a quantum system to maintain a well-defined phase relationship When a quantum device (e.g., computer, clock, RF receiver, inertial Coherence between different states in a superposition (when qubits are in multiple Quantum advantage sensor) outperforms the best-in-class classical device at a task states at the same time) Allows machine learning (ML) models to process large amounts of data Computations that run simultaneously from qubits’ superposed states, Contextual machine learning (CML) Quantum computing simultaneously, enhancing AI pattern recognition with greater accuracy which are manipulated with wave interference Way of measuring quantities like time, position, radiofrequency signals, When multiple objects – such as a pair of electrons, photons, or atoms – Entanglement Quantum sensing and gravity much more precisely than classical sensors, using properties of are linked by a single shared quantum state quantum mechanics Quantum computing that operates reliably even in the presence of errors, Technology using the principles of quantum mechanics, with motion and Fault-tolerant quantum computing Quantum technology provided the error rate is below a certain threshold the interaction of atomic and subatomic particles Likelihood that a gate operation between two qubits is performed correctly Basic unit of quantum information; unlike bits (0 or 1) used in classical Fidelity (2Q) Qubits without introducing errors computing, qubits can hold both values simultaneously Approach to measuring acceleration and rotation, enabling navigation Electronic device that detects and processes radio frequency (RF) signals, Inertial sensing Radio frequency (RF) receiver without external references converting them into usable formats A quantum state encoded across multiple physical qubits, allowing An atomic state in which an electron is excited to a very high energy level, Logical qubit detection and correction of errors without destroying the stored quantum Rydberg atomic states making it highly responsive to external effects information The specific physical approach for creating and controlling qubits in their Quantum algorithm leveraging entanglement and superposition to break Modality Shor's algorithm quantum state modern encryption methods on which the internet relies (e.g., RSA) Modality that builds quantum systems by isolating, controlling, and A type of cyber activity where false signals or information are deliberately Neutral atoms measuring atoms in a glass cell using lasers, enabling long coherence Spoofing forged to appear legitimate, with the intent to mislead or manipulate times, high gate fidelities, and precision sensing systems, users, or networks. A single qubit (e.g., atom, ion, or photon) that encodes quantum Allows qubits to be in multiple states at the same time, exponentially Physical qubit Superposition information with delicate quantum properties; very noisy and error prone increasing the size of the state space processed Technology – best known through GPS – that provides precise location, Method to isolate atoms in a low-pressure, well-isolated glass cell to limit Positioning, navigation, timing (PNT) movement, and time synchronization, forming the backbone of global Vacuum cell external interaction, thereby preserving coherence communications, transportation, finance, and defense Churchill Capital 4

CHURCHILL CAPITAL X

Infleqtion

Michael Klein
Chairman and Chief Executive Officer

- 35+ years of experience in strategic advisory work and capital markets
- Founder, Churchill Capital and Archimedes Advisors
- Managing Partner, M. Klein & Company
- Former Vice Chairman and CEO of Global Banking, Citi
- BS Econ, University of Pennsylvania (Wharton)

Matthew Kinsella
Founding Investor and Chief Executive Officer

Pranav Gokhale
Co-founder and Chief Technology Officer

- Nearly 20 years of quantum technology experience since 2007 at NIST Lab[(1)]
- Co-founder and CEO of Super.tech Labs
- Former postdoctoral researcher at Argonne National Laboratory
- PhD, Quantum Computing, University of Chicago
- BSE Computer Science, Princeton University

5

Infleqtion | Churchill Capital

CHURCHILL CAPITAL X Michael Klein Matthew Kinsella Pranav Gokhale Chairman and Fo unding Investor and Co-founder and Chief Executive Officer Chief Executive Officer Chief Technology Officer • 35+ years of experience in strategic advisory • Nearly 20 years of experience at Maverick Capital, • Nearly 20 years of quantum technology (1) work and capital markets investing in early- and growth-stage transformative experience since 2007 at NIST Lab technology companies across multiple sectors • Founder, Churchill Capital and Archimedes • Co-founder and CEO of Super.tech Labs Advisors • Led founding investment in Infleqtion from Maverick; joined the board of directors in 2018 • Former postdoctoral researcher at Argonne • Managing Partner, M. Klein & Company National Laboratory • Appointed as CEO in April 2024 to lead • Former Vice Chairman and CEO of Global Infleqtion’s next phase of commercialization and • PhD, Quantum Computing, University of Banking, Citi growth Chicago • BS Econ, University of Pennsylvania (Wharton) • BBA Finance, University of Notre Dame • BSE Computer Science, Princeton University Note: (1) The National Institute of Standards and Technology (NIST) is a U.S. federal agency within the Department of Commerce that develops technical standards and leads national efforts in quantum research and measurement science. Churchill Capital 5

Churchill Capital: proven track record

CHURCHILL CAPITAL → OKLO

Our most recent closed partnership

$10.5B — Growth capital delivered[1][2]

6 — Closed go-public transactions[1][2]

- ✓ **Pioneer in equity vehicles**
- ✓ **Experienced dealmaker**
- ✓ **Unique sourcing capability**
- ✓ **Value creation playbook**
- ✓ **Management partner**
- ✓ **Track record of success**

Substantial shareholder value creation

($ per share)

+8.5x
$85.35
$10.00
Deal Value(3)
(May 2024)
High Value(4)
(August 6, 2025)

- Delivered **$306 million** of growth capital with circa **100% investor participation** at close in May 2024[1]
- Churchill **engaged over 200 investors, driving substantial rotation of the stock** post announcement

6

Inflection | Churchill Capital

Churchill Capital: proven track record Highly experienced in launching unique, high-growth companies in the public equity markets CHURCHILL CAPITAL Our most recent closed partnership Substantial shareholder value creation ($ per share) $10.5B 6 +8.5x $85.35 Growth capital Closed go-public (1)(2) (1)(2) delivered transactions $10.00 Pioneer in Experienced ✓✓ equity vehicles dealmaker (3) (4) Deal Value High Value (May 2024) (August 6, 2025) Unique sourcing Value creation ✓✓ capability playbook • Delivered $306 million of growth capital with circa 100% investor (1) participation at close in May 2024 Management Track record of • Churchill engaged over 200 investors, driving substantial ✓✓ partner success rotation of the stock post announcement Note: (1) Past performance of prior investments and transactions is not indicative of any other investment or transaction and is not a guarantee of future results. All investments involve risk of loss, including loss of principal invested. (2) Represents trust proceeds (net of redemptions) plus incremental capital raised in connection with Churchill Capital I, II, III, IV, CF Finance Acquisition Corp, and AltC Acquisition Corp. (3) Represents transaction price per share. The pre-money transaction value of Oklo was $875 million. Churchill Capital 6 (4) Observed share price high for Oklo on August 6, 2025. Oklo’s share price as of close on September 5, 2025 was $69.79.

Churchill Capital: repeatable investment framework for critical technology

	Nuclear	Autonomous	Quantum
	AltC	CHURCHILL IX	CHURCHILL X
	OKLO	Plus	Infleqtion
Critical for national competitiveness	✓	✓	✓ Quantum = geopolitical & economic advantage
Significant historical investment gap	✓	✓	✓ China has invested $15B+; ~2x the U.S.(1)
Large economic opportunity	✓	✓	✓ $160B+ market in advanced compute and sensing(2)
Clear product, market fit	✓	✓	✓ Deployed today for defense, AI, and innovation
Strong political support	✓	✓	✓ Quantum is important to national competitiveness

7

Infleqtion | Churchill Capital

Churchill Capital: repeatable investment framework for critical technology From nuclear to autonomy, and now quantum – essential for U.S. competitiveness with multi-decade growth potential Nuclear Autonomous Quantum AltC CHURCHILL IX CHURCHILL X Critical for national ✓✓✓ Quantum = geopolitical & economic advantage competitiveness Significant historical (1) ✓✓✓ China has invested $15B+; ~2x the U.S. investment gap Large economic (2) ✓✓✓ $160B+ market in advanced compute and sensing opportunity Clear product, ✓✓✓ Deployed today for defense, AI, and innovation market fit Strong political ✓✓✓ Quantum is important to national competitiveness support Note: (1) As of July 9, 2025 – Qureca, Quantum Initiatives Worldwide (2025). (2) As of June 2025 – McKinsey, Quantum Technology Monitor (2025). Churchill Capital 7

Infleqtion: set up for success in the public markets Simple, shareholder-aligned transaction focused on long-term value creation $1 $1.8 .8 bill billion ion >$540 million 100% (1) (2) Pre Pre- -mon money ey equity equity v value alue Expected transaction proceeds Infleqtion rollover and lock-up Attractive entry point given Positioned to accelerate Clear alignment of long- long-term growth outlook product deployment and term interests with public and public benchmarks scale customer impact shareholders Transaction supported by >$125 million of incremental financing via a common stock PIPE raised at the transaction value from leading existing and new institutional investors Note: (1) Includes Churchill X cash-in-trust of ~$416 million as of June 30, 2025 (assuming no shareholders exercise redemption rights to receive cash from the trust account at closing) plus >$125 million of incremental PIPE financing that is expected to close concurrent with the business combination (common equity PIPE priced at $10 per share). (2) Infleqtion shareholders will roll 100% of existing equity into the combined company. All shares received by Infleqtion shareholders will be subject to a lock-up at close of the business combination. Churchill Capital 8

Inflegtion: attractive entry valuation with meaningful upside potential

Leading technology, distinct business model, and attractive financial profile

Discount to peers

Observed market capitalization for public peers ($B)

Capital Raised YTD
$1.4B
$0.6B
$0.4B
$0.3B
YTD High(2)
Current Value(3)
$13.9
$12.4
$6.5
$5.3
$5.9
$4.9
$3.5
$2.4
Infleqtion go public equity value
$1.8
IONQ
D-Wave
rigetti
QCi
Infleqtion

Advanced commercial traction

LTM Revenue[1] ($M)

$52
~$50M
Infleqtion 2025E booked + awarded business(5)
$29(4)
$22
$8
<$1
IONQ
Infleqtion
D-Wave
rigetti
QCi

9

Infleqtion | Churchill Capital

Infleqtion: attractive entry valuation with meaningful upside potential Leading technology, distinct business model, and attractive financial profile Discount to peers Advanced commercial traction (1) Observed market capitalization for public peers ($B) LTM Revenue ($M) Capital Raised YTD $52 (5) $1.4B $0.6B $0.4B $0.3B ~$50M Infleqtion 2025E booked + awarded business YTD $13.9 (2) High Current (3) $12.4 (4) Value $29 $22 $6.5 $5.9 Infleqtion go public $5.3 $3.5 $8 $4.9 equity value $1.8 <$1 $2.4 IonQ D-Wave Rigetti QCI Infleqtion IonQ Infleqtion D-Wave Rigetti QCI Infleqtion's neutral atom tech has already achieved quantum advantage in precision sensing and is progressing to advantage in computing with its record-setting logical qubits Source: FactSet market data as of September 5, 2025, company filings. Note: (1) LTM revenue as of June 30, 2025. (2) YTD high intraday basic equity value. (3) Current basic equity value as of September 5, 2025. (4) Infleqtion LTM revenue is based on financials that are preliminary, have not been audited, are based on information available to us only as of the date of this presentation, and are subject to change. (5) Reflects agreements and awarded business to date in 2025, representing potential multi-year value expected Churchill Capital 9 to be realized over time; figures are not a measure of current period revenue.

Our mission

Infleqtion

Harness the power of quantum to expand human potential

Artificial Intelligence • National Security • Energy Optimization • Scientific Discovery • Space Exploration

10

Infleqtion | Churchill Capital

Our mission Harness the power of quantum to expand human potential Commercialize neutral atom-based quantum products that provide orders of magnitude improvement in computing and sensing applications Artificial National Energy Scientific Space ŸŸŸŸ Intelligence Security Optimization Discovery Exploration Churchill Capital 10

What we do

Infleqtion

Core

Infleqtion's neutral atom core

Compute

Sqale

Neutral atom quantum computer

High-performance processing units

Sensing

Tiqker

Next-generation atomic clock

GPS-independent, ultra-stable timing

Sqywire

Compact quantum RF receiver

Full-spectrum signals intelligence

Exaqt

First in Earth's Orbit

Quantum inertial sensing

Precision motion and gravity sensing

Software

Superstaq

Contextual Machine Learning

Quantum App Development

The only full-spectrum quantum company

11

Infleqtion | Churchill Capital

What we do We design, build, and sell quantum computers, precision sensors, and software to governments, corporations, and research institutions Core Compute Sensing Software Infleqtion’s neutral atom core First in Earth’s Orbit Contextual Machine Neutral atom Next-generation Compact quantum Quantum inertial Learning quantum computer atomic clock RF receiver sensing Quantum App Development High-performance GPS-independent, Full-spectrum Precision motion processing units ultra-stable timing signals intelligence and gravity sensing The only full-spectrum quantum company Churchill Capital 11

Our products in use

Infleqtion

First quantum computer installation at the National Quantum Computing Centre

First-ever successful demonstration flight of a commercial optical clock

Pilot program for putting quantum experiments and sensors in space

NASA Quantum Gravity Gradiometer Pathfinder Program

12

Infleqtion | Churchill Capital

Our products in use On the ground, in the sea, in the sky, and in space First quantum computer installation at the Sea trial of hybrid navigation systems Pilot program for putting quantum National Quantum Computing Centre on Royal Navy's experimental vessel experiments and sensors in space Only foreign company to be selected to First-ever successful demonstration NASA Quantum Gravity Gradiometer participate in Japan Moonshot R&D program flight of a commercial optical clock Pathfinder Program Churchill Capital 12

Value proposition

Infleqtion

Compelling investment for public investors

Uniquely positioned to build long-term shareholder value

3. **Real-world logical qubit application**
   Foundation for a potential fault-tolerant quantum computer

7. **Commercial engine in place, driving rapid scale**
   3.0x uplift to $29M in LTM revenue(2); ~$50M 2025E booked + awarded business(3)

8. **Well-capitalized to accelerate our roadmap**
   Strong balance sheet today; going public supercharges our growth

13

Infleqtion | Churchill Capital

Pioneering team building the future of compute 1 Value proposition Unique team solving the world’s hardest problems with quantum First mover in neutral atom architecture 2 Infleqtion views neutral atoms as the most promising quantum modality Real-world logical qubit application 3 Foundation for a potential fault-tolerant quantum computer Compelling investment for Full stack commercial quantum offering 4 Hardware and software engineered for commercial applications public investors Ability to serve multiple large markets 5 (1) Critical applications in computing and precision sensing; ~$160B markets by 2040 Uniquely positioned to build long-term shareholder value Trusted quantum partner to leading institutions 6 Sold multiple quantum computers and hundreds of quantum sensors & cores Commercial engine in place, driving rapid scale 7 (2) (3) 3.0x uplift to $29M in LTM revenue ; ~$50M 2025E booked + awarded business Well-capitalized to accelerate our roadmap 8 Strong balance sheet today; going public supercharges our growth Note: (1) As of June 2025 – McKinsey, Quantum Technology Monitor (2025). (2) LTM revenue as of June 30, 2025. Infleqtion LTM revenue is based on financials that are preliminary, have not been audited, are based on information available to us only as of the date of this presentation, and are subject to Churchill Capital 13 change. (3) Reflects agreements and awarded business to date in 2025, representing potential multi-year value expected to be realized over time; figures are not a measure of current period revenue.

1

Who we are

Infleqtion

Pioneering team building the future of compute

Matt Kinsella
Chief Executive Officer
Founding Investor

Maverick

Dana Anderson
Chief Science Officer
Founder

University of Colorado Boulder | Caltech

Pranav Gokhale
Chief Technology Officer
Co-founder

SUPER.TECH | Quora

Paul Lipman
Chief Strategy Officer

total defense | BullGuard

At-scale technical quantum workforce with

130+

physicists & engineers

Building upon

Nobel Prize

winning research

in 1997, 2001, 2005

230+

patents

issued and pending

Leading investors(1)

Maverick | Glynn Capital | Morgan Stanley | SAIC | S32 | caruso ventures | IQT | National Security Strategic Investment Fund | Breakthrough Victoria | FOUNDRY | LCP Lennox Capital Partners, LP | BOKA | GROUP

Note: (1) Investor list is not exhaustive.

14

Infleqtion | Churchill Capital

1 Who we are Matt Kinsella Dana Anderson Pranav Gokhale Paul Lipman Pioneering team Chief Executive Officer Chief Science Officer Chief Technology Officer Chief Strategy Officer Founding Investor Founder Co-founder building the future of compute At-scale technical Building upon Unique team solving the world’s quantum workforce with hardest problems with quantum 230+ Nobel Prize patents 130+ winning research physicists & engineers in 1997, 2001, 2005 issued and pending (1) Leading investors Note: (1) Investor list is not exhaustive. Churchill Capital 14

1

Quantum is a computing force multiplier

Classical systems hit walls on size, energy, and cost

Computational throughput
CPUs
General-purpose computing, optimized for sequential tasks and flexibility
~6 trillion years to break RSA-2048(1) encryption(2)
GPUs
Delivers massive acceleration for AI and simulation, turning weeks into hours
~75 billion years to break RSA-2048 encryption(3)
QPUs
Leverages quantum phenomenon to unlock breakthroughs in chemistry, materials, security, and optimization
~1 week to break RSA-2048 encryption(2)
Infleqtion
+
NVIDIA
Multiple joint demonstrations of quantum integration with GPUs
1960
1990
2025+

15

Infleqtion | Churchill Capital

1 Quantum is a computing force multiplier Classical systems hit walls on size, energy, and cost Just as GPUs sat alongside CPUs and unlocked new technology (e.g., + AI), quantum processors (“QPUs”) sit alongside CPUs and GPUs, with QPUs potential to unlock amazing new capabilities and markets Leverages quantum phenomenon to Multiple joint unlock breakthroughs in chemistry, demonstrations of materials, security, and optimization quantum integration (2) ~1 week to break RSA-2048 encryption with GPUs GPUs Delivers massive acceleration for AI and simulation, turning weeks into hours (3) ~75 billion years to break RSA-2048 encryption CPUs General-purpose computing, optimized for sequential tasks and flexibility (1) (2) ~6 trillion years to break RSA-2048 encryption 1960 1990 2025+ Note: (1) RSA is a public-key encryption scheme that measures security based on the difficulty of factoring very large numbers. In RSA-2048, the numbers are 2048 bit integers. (2) Craig Gidney – “How to factor 2048 bit RSA integers with less than a million noisy qubits” (2025). (3) Fujita – ”Bulk GCD Computation Using a GPU to Break Weak RSA Keys.” Approximated by taking GPU speedup of breaking RSA over an Intel Xeon CPU Chip. Churchill Capital 15 Computational throughput

Rich history of innovation and validation

2000 - 2015 — *Technological advancement*
- Dana develops first ultracold atom chip
- Dana's deep collaboration with Nobel Prize-winning team

2015 - 2021 — *Initial product development & commercialization*
- Breakthrough algorithm demonstration on neutral atom computer
- First quantum matter in orbit – aboard the ISS (NASA)
- Raised first external capital (Maverick)

2022 - 2023
- Acquires Super.tech and launches quantum software platform
- First quantum computer sale to Japan (JST Japan Science and Technology Agency)
- Inaugural partner – U.S. Department of Energy Quantum & Space Collaboration
- Chosen for DARPA IMPAQT program (DARPA)

2024 — *Accelerating product development & commercialization*
- $11M Quantum clock sale to DoD
- First RF sensor deployment
- First quantum computer sale to U.K. (UKRI National Quantum Computing Centre)
- Develops NASA's first-ever quantum memory
- World's 1st quantum flight trials
- 2 logical qubits achieved
- 99.73% two-qubit fidelity
- 1,600 physical qubits, a record
- World's 1st materials science application on logical qubits
- NVIDIA Collaboration

2025
- 8 logical qubits achieved
- Launched novel CML application at NVIDIA GTC
- Collaboration to deploy first quantum gravity sensor in space (NASA, JPL)
- Second quantum computing grant from the U.K. (UKRI National Quantum Computing Centre)
- Announced partnership for Illinois quantum computer (IQMP)

16
Infleqtion | Churchill Capital

1 Rich history of innovation and validation Crucial milestones achieved, putting Infleqtion on an accelerated path to quantum advantage Announced partnership for st Illinois quantum computer World’s 1 quantum flight trials Collaboration Second quantum computing Chosen for DARPA IMPAQT st World’s 1 grant from the U.K. program materials science Develops NASA’s first-ever application on logical qubits quantum memory Inaugural partner First quantum computer Collaboration to deploy first Raised first external sale to U.K. quantum gravity sensor in 1,600 capital space physical qubits, a record Quantum & Space Collaboration First quantum computer sale Launched novel CML Dana’s deep to Japan application at NVIDIA GTC 99.73% collaboration with Nobel First quantum matter in two-qubit fidelity Prize-winning team First RF sensor deployment orbit – aboard the ISS Breakthrough algorithm Acquires Super.tech and $11M Dana develops first 2 8 demonstration on neutral launches quantum Quantum clock sale to DoD ultracold atom chip logical qubits achieved logical qubits achieved atom computer software platform 2000 - 2015 2015 - 2021 2022 - 2023 2024 2025 Technological Initial product development & Accelerating product development advancement commercialization & commercialization Churchill Capital 16

Already expanding the applications of GPUs

1

Amplifying today…

Enhancing GPU productivity

Partnered with: NVIDIA[1]

Inflegtion's software expands the context window on GPUs, massively increasing efficiency and removing the current critical scaling bottleneck

Delivering higher quality, multi-modal input data

Partnered with: [1] NASA[1] SAIC[1] U.S. ARMY[1]

Infleqtion's quantum sensing systems provide orders of magnitude more precise data for models to process, improving outcomes

Unlocking mechanisms for training data generation

Partnered with: EPRI[1] U.S. AIR FORCE[1]

Infleqtion's quantum and quantum-inspired algorithms enable novel mechanisms for generating and processing AI training data

…and supercharging tomorrow

Infleqtion is driving towards commercial quantum computers

>100x *Higher-quality input sensors vs. alternative[2]*

>10x *Memory saving against transformer, via quantum data carriers[3]*

>100x *Faster computation with QPU vs. GPU on random circuit sampling[4]*

Classical computing
Quantum efficiency unlocks new use cases
Quantum computing
Computing time
Complexity of problem

17

Infleqtion | Churchill Capital

1 Already expanding the applications of GPUs Our hardware and software improve classical bottlenecks of memory, data quality, and compute Amplifying today… …and supercharging tomorrow Enhancing GPU Delivering higher quality, Unlocking mechanisms Infleqtion is driving towards productivity multi-modal input data for training data generation commercial quantum computers >100x >10x >100x Higher-quality Memory saving Faster computation input sensors vs. against transformer, with QPU vs. GPU (2) alternative via quantum data on random circuit (3) (4) carriers sampling Partnered with: Partnered with: Partnered with: (1) (1) (1) (1) (1) Classical computing (1) (1) Quantum efficiency unlocks new use cases Infleqtion’s software expands Infleqtion’s quantum sensing Infleqtion’s quantum and the context window on GPUs, systems provide orders of quantum-inspired algorithms Quantum computing massively increasing efficiency magnitude more precise data enable novel mechanisms for and removing the current critical for models to process, generating and processing AI scaling bottleneck improving outcomes training data Complexity of problem Note: (1) Reflects announced partnership – refer to the “News” section of the Infleqtion website for additional details on each partnership. (2) Infleqtion – Tiqker Optical Clocks for Satellite Tracking, Ranging and Synchronization Systems. (3) Anschuetz Eric R., Hu Hong-Ye, Huang Jin-Long and Gao Xun – “Interpretable Quantum Advantage in Neural Sequence Learning” (2023). (4) Morvan, A., Villalonga, B., Mi, X. et al. – “Phase transitions in random circuit sampling” (2024). Churchill Capital 17 Computing time

2

Our approach

Infleqtion

First mover in neutral atom architecture

Infleqtion's neutral atom core

The heart of all our products

↓

Vacuum cell with a cesium atom array inside

Atoms are controlled using external lasers

Neutral atoms = nature's perfect qubits

Natural advantage
Ideal uniformity, stability, and long-lasting performance

Exceptional control
Less impacted by "noise" from the outside world

Universal connectivity
Any-to-any qubit coupling enables optimal algorithm execution

18

Infleqtion | Churchill Capital

2 Our approach Neutral atoms = nature’s perfect qubits Infleqtion’s Natural advantage neutral atom core Ideal uniformity, stability, and long-lasting performance The heart of all our products First mover in Commercially scalable Can be arranged in large arrays using optical tweezers neutral atom architecture Longer coherence times Surpassing other modalities in qubit growth and control Infleqtion views neutral atoms as the most promising quantum modality Exceptional control Vacuum cell with Less impacted by “noise” from the outside world a cesium atom array inside Atoms are controlled using Universal connectivity external lasers Any-to-any qubit coupling enables optimal algorithm execution Churchill Capital 18

Neutral atoms: the foundation of Infleqtion's platform

Build once, tailor to multiple markets

2
Lasers
+
Neutral atom core
=
Quantum products
Award-winning quantum core
Computers
Clocks
RF Receivers
Inertial Sensors

19

Infleqtion | Churchill Capital

2 Neutral atoms: the foundation of Infleqtion’s platform Build once, tailor to multiple markets Lasers Neutral atom core Quantum products Computers Award- winning quantum Clocks core RF Receivers Inertial Sensors Churchill Capital 19

Neutral atoms: the best quantum approach

Inherent advantages with superior commercial applications

	Neutral Atom (Infleqtion has...)	Trapped Ion	Superconducting	Photonics
Thousands of qubits in a single cell	✓	×	✓	×
Applications demonstrated with logical qubits	✓	✓	×	×
Room temperature operation(1)	✓	✓	×	×
Reconfigurable any-to-any connectivity	✓	✓	×	×
Enables broad sensing market(2)	✓ *Field deployable quantum clocks, RF receivers, inertial sensors*	×	×	×

20

Infleqtion | Churchill Capital

2 Neutral atoms: the best quantum approach Inherent advantages with superior commercial applications Neutral Atom Trapped Ion Superconducting Photonics has... Thousands of qubits ✓û✓û in a single cell Applications demonstrated with ✓✓ûû logical qubits Room temperature ✓✓ûû (1) operation Reconfigurable any- ✓✓ûû to-any connectivity ✓ Enables broad ûûû (2) sensing market Field deployable quantum clocks, RF receivers, inertial sensors Source: Broker research, public information. Note: (1) Indicates room temperature operability for qubit manipulation and detection. (2) Reflects real-world operability in quantum sensing market. Churchill Capital 20

2

Neutral atoms: a frontrunner in the quantum race

Qubit quantity + **Qubit quality**

Ion traps
Ion traps fit (x2 every 5.0y)
NV centers
Neutral atoms
Neutral atoms fit (x2 every 1.4y)
Semiconductor spins
Semiconductor spins fit (x2 every 2.6y)
Superconducting circuit
Superconducting circuit fit (x2 every 2.6y)
Infleqtion
Caltech with
Infleqtion cold atom source cell
Infleqtion
Physical Qubit Count
Year
10k
1000
100
10
1
2000
2005
2010
2015
2020
2025

More physical qubits = Larger compute capacity

Infleqtion has achieved record physical qubits

Metric type
Entangled State
Two-qubit Gate
Platform
Ion traps
Ion traps fit (x2 every 2.4y)
Neutral atoms
Neutral atoms fit (x2 every 2.3y)
Semiconductor spins
Semiconductor spins fit (x2 every 1.2y)
Superconducting circuit
Superconducting circuit fit (x2 every 2.6y)
Infleqtion
Infleqtion
Entanglement Error
Year
0.1
0.01
0.001
100μ
2000
2005
2010
2015
2020
2025

Less error = Greater reliability

Infleqtion has achieved industry-leading error rates

21

Infleqtion | Churchill Capital

2 Neutral atoms: a frontrunner in the quantum race Exceeding others in physical qubit quantity and quality; both required to achieve a logical qubit Qubit quantity Qubit quality 5 Caltech with 10k Ion traps Metric type Infleqtion cold atom source cell Ion traps fit (x2 every 5.0y) Entangled State 5 2 NV centers Two-qubit Gate Neutral atoms 2 0.1 Neutral atoms fit (x2 every 1.4y) More physical qubits = Less error = Semiconductor spins 1000 5 Larger compute capacity Greater reliability Semiconductor spins fit (x2 every 2.6y) Infleqtion has achieved Infleqtion has achieved 5 Superconducting circuit record physical qubits industry-leading error rates 2 Superconducting circuit fit (x2 every 2.6y) 2 0.01 100 5 5 Platform Ion traps 2 2 Ion traps fit (x2 every 2.4y) 0.001 Neutral atoms 10 Neutral atoms fit (x2 every 2.3y) 5 5 Semiconductor spins Semiconductor spins fit (x2 every 1.2y) 2 2 Superconducting circuit Superconducting circuit fit (x2 every 2.6y) 1 100μ 2000 2005 2010 2015 2020 2025 2000 2005 2010 2015 2020 2025 Year Year Source: Francois Marie – “Benchmarking Experimental Progress Towards Fault-Tolerant Quantum Computation” (2025). Note: Infleqtion data points include progress made by members of the Infleqtion team prior to joining Infleqtion at Infleqtion sponsored labs. Churchill Capital 21 Physical Qubit Count Entanglement Error

3
Our leadership

Infleqtion

Real-world logical qubit application

Foundation for a potential fault-tolerant quantum computer

The quantum advantage formula

Qubit quantity

More physical qubits
=
Larger problems can be tackled

+

Qubit quality

Lower error rates
=
More reliable computations

↓

Logical qubit

Building block for fault-tolerant quantum computing

~100 logical qubits = tipping point to outperform classical computers on targeted problems

Infleqtion

22
Infleqtion | Churchill Capital

3 Our leadership The quantum advantage formula Qubit quantity Qubit quality Real-world More physical qubits Lower error rates logical qubit = = Larger problems can More reliable application be tackled computations Foundation for a potential fault- tolerant quantum computer Logical qubit Building block for fault- tolerant quantum computing 1 of only 2 companies to ~100 logical qubits = tipping demonstrate a real- point to outperform classical world, end-user computers on targeted problems application powered (1) by logical qubits Note: (1) First materials science design application powered by logical qubits with NVIDIA CUDA-Q, December 2024. Churchill Capital 22

The foundation for achieving quantum advantage

Logical qubits are a
reliable unit of quantum information

How is a logical qubit created?

Quantum error correction (illustrated)

Physical qubits
Logical Qubit

- ✓ Milestone for practical quantum computing
- ✓ Proof of technical leadership
- ✓ Path to scalability

23
Infleqtion | Churchill Capital

3 What is a logical qubit and why does it matter? The foundation for achieving quantum advantage Quantum error correction (illustrated) Logical qubits are a reliable unit of quantum information • Built from many fragile physical qubits • Physical qubits are prone to errors How is a • Combining physical qubits with error-correcting algorithms results in a logical qubit logical qubit created? • Better hardware and error correction reduce the “physical-to-logical” ratio Physical qubits Logical Qubit • Lower ratio = greater scalability • Milestone for practical quantum computing ✓ Useful quantum computing can •✓ Proof of technical leadership only run reliably at scale on logical qubits •✓ Path to scalability Churchill Capital 23

Recent breakthroughs have meaningfully accelerated progress

Foundational R&D
Error Detection
Error Correction
Commercial Advantage
Physical Qubits
10,000
1000
100
10
1
Logical Qubits
1000
100
80
60
40
20
0
Fidelity (CZ)(1)
99.9%
99.5%
99.0%
95.0%
90.0%
50.0%
49
1,600
4,000+
10,000+
2
8
30
100
Tipping point
1000
1 kiloqubit memory
~92%
99.73%
99.90%
99.95%
99.99+%
Logical success rate
2022
2023
2024
2025
2026(2)
2027(2)
2028(2)
2030(2)

Our metrics

1,600 physical qubits

Record qubit array achieved in 2024, outpacing other modalities

8 logical qubits

99.73% fidelity

24

Infleqtion | Churchill Capital

3 Infleqtion is on the path to quantum advantage in computing Recent breakthroughs have meaningfully accelerated progress Commercial Foundational R&D Error Detection Error Correction Our metrics Advantage Physical Logical 10,000+ Qubits Qubits 4,000+ 1000 1,600 10,000 1000 100 ✓ 1 kiloqubit memory 100 1,600 physical qubits 1000 80 Tipping point 49 100 60 Record qubit array achieved in 30 ✓ 2024, outpacing other modalities 40 8 10 2 20 ✓ 1 0 ✓ 8 logical qubits 99.99+% 1 of only 2 companies to demonstrate a Fidelity 99.95% (1) (CZ) 99.90% real-world application using logical qubits 99.9% (on 2 logical qubits) Logical success rate 99.73% 99.5% ✓ 99.0% ~92% 95.0% ✓ 99.73% fidelity 90.0% Highest 2-qubit fidelity achieved 50.0% by a neutral atom company (2) (2) (2) (2) 2022 2023 2024 22025 025 2026 2026 2027 2027 2028 2028 2030 Note: (1) Two-qubit gate (CZ) user-facing fidelity; includes post-selection for atom loss. (2) Targeted numbers are illustrative estimates and not guarantees of future performance. Churchill Capital 24

4

Our products

Infleqtion

Full stack commercial quantum offering

Hardware and software engineered for commercial applications

Software

Superstaq
Proprietary operating system to force-multiply quantum hardware

Quantum App Development
Breakthrough algorithms for speedups in biotech, materials science, and optimization

Contextual Machine Learning
Accelerating AI today; scales beyond LLM ability to recognize patterns

Hardware

Compute

Sqale
Neutral atom quantum computer

High-performance processing units

Sensing

Tiqker
Next-generation atomic clock

GPS-independent, ultra-stable timing

Sqywire
Compact quantum RF receiver

Full-spectrum signals intelligence

Exaqt
Quantum inertial sensing

Precision motion and gravity sensing

Core

25

Infleqtion | Churchill Capital

4 Quantum App Contextual Machine Our products Development Learning Proprietary operating system Breakthrough algorithms for Accelerating AI today; to force-multiply quantum speedups in biotech, materials scales beyond LLM ability hardware science, and optimization to recognize patterns Compute Sensing Full stack commercial Neutral atom Next-generation Compact quantum Quantum inertial quantum computer atomic clock RF receiver sensing quantum offering Hardware and software engineered for commercial applications High-performance GPS-independent, Full-spectrum Precision motion processing units ultra-stable timing signals intelligence and gravity sensing A quantum core underpins all products Ultra-high vacuum and vapor glass cells Churchill Capital 25 Core Hardware Software

Hardware: built to be highly scalable

4

Quantum core

*Infleqtion hosts **millions of atoms in a single UHV cell**[(1)], while other modalities require hundreds to thousands of interconnected modules to scale*

Infleqtion technology

Competing modalities

vs

Photonic integrated circuits

Miniaturization

Low Optical Loss

Enable **high-fidelity** quantum operations

Mass Manufacturability

Fabricated using **mature, semiconductor-like processes**

Integrated approach results in highly deployable quantum products built for scale

Our core hardware product offerings:

Sqale 

Tiqker 

Sqywire 

Exaqt 

26

Infleqtion | Churchill Capital

4 Hardware: built to be highly scalable Hardware designed to leverage existing photonic fabrication networks, reaching scale without added capital intensity Quantum core Photonic integrated circuits Infleqtion hosts millions of atoms in a single UHV Miniaturization (1) cell , while other modalities require hundreds to Allow complex optical systems to be thousands of interconnected modules to scale integrated on a single chip Low Optical Loss Competing technology modalities Enable high-fidelity quantum operations Integrated approach results in highly Mass Manufacturability deployable quantum Fabricated using mature, products built for scale semiconductor-like processes vs Our core hardware product offerings: Note: (1) Ultra-high vacuum (“UHV”) cell, referring to the sealed container that acts as the core platform for Infleqtion to load, configure, and manipulate neutral atoms for sensing and computing end-use. Churchill Capital 26

4

Software: supercharges every layer of the computing stack

Application Layer

Middleware Layer

Translates traditional code into quantum language, applicable to all modalities

Hardware Layer

Directs operations to best-suited subset of hardware to optimize performance

APPLICATION
ALGORITHM
COMPILATION
Superstaq
CONTROL
HARDWARE

Hardware-agnostic software platform operational across modalities

Enables quantum programming in any source language using any existing developer tools

Trapped Ion
Spin qubits
Neutral Atom
Superconducting
q

27

Infleqtion | Churchill Capital

4 Software: supercharges every layer of the computing stack Built to ensure performance boosts, error correction, and productivity enhancement at every stage < / > APPLICATION Application Layer Quantum software as a force multiplier for both GPU- and QPU-enabled applications ALGORITHM Hardware-agnostic software platform operational across Middleware Layer modalities COMPILATION Translates traditional code into Enables quantum programming in any quantum language, applicable to source language using any existing all modalities developer tools CONTROL Hardware Layer Directs operations to best-suited q subset of hardware to optimize q performance q HARDWARE q q Churchill Capital 27

4

Case study: expanding AI context windows on GPUs

Current Application

Infleqtion
GPU
GPU

Conventional GPU

CML-enabled GPU

Current Customers[1]:

Post-Quantum Advantage Application

GPU
Data
QPU

GPU for high-throughput pre- and post-processing

CML-enabled QPU

Example: Next-gen material science applications, as demonstrated by NVIDIA collaboration

Infleqtion + NVIDIA

Note: (1) Customers depicted are not exhaustive.

28

Infleqtion | Churchill Capital

4 Case study: expanding AI context windows on GPUs Contextual Machine Learning accelerates AI today and enables the pathway to future quantum-powered ML Current Application Post-Quantum Advantage Application CML leverages quantum principles on GPUs to enable large-scale analysis over longer- At scale, QPUs optimally execute CML for long-context learning. context timeframes to improve AI performance Coupled with GPUs, a hybrid workflow enables optimal AI task triaging Data GPU for high-throughput Conventional GPU CML-enabled GPU CML-enabled QPU pre- and post-processing Example: Next-gen material science applications, as Example: Enhancing real-time RF signal processing and operational efficiency demonstrated by NVIDIA collaboration (1) Current Customers : + Note: (1) Customers depicted are not exhaustive. Churchill Capital 28

Quantum computing: exponential processing power

Neutral atoms are positioned for scalable, fault-tolerant systems

Limitations of Classical Computers

Sqale

Neutral atom quantum computer

Applications Unlocked by Quantum Computing

Artificial Intelligence

Enhances AI with greater memory that enables longer context windows

Drug Discovery

Accelerates early drug R&D, reducing failures and costs while enabling safer treatments faster

Materials Science

Rapidly and efficiently search vast materials universe to discover and screen new molecules

Chemistry

Computational determination of reaction rates and catalyst efficacy

29

Inflection | Churchill Capital

4 Quantum computing: exponential processing power Neutral atoms are positioned for scalable, fault-tolerant systems • Classical computers cannot efficiently solve certain problems that involve complex interactions between variables Limitations of • For certain such complex problems, quantum advantage is significant and grows exponentially with problem size Classical Computers • Example: AI model performance is limited by the short “memory,” or context window, of traditional bits • Built for precision, scalability, and speed • Delivers high-fidelity operations designed to push the limits of quantum performance Neutral atom • Laying the foundation for scalable error correction and reliable quantum applications quantum computer Artificial Intelligence Drug Discovery Materials Science Chemistry Enhances AI with greater Accelerates early drug R&D, Rapidly and efficiently search Computational determination memory that enables longer reducing failures and costs vast materials universe to of reaction rates and catalyst context windows while enabling safer discover and screen new efficacy treatments faster molecules Applications Unlocked by Quantum Computing Churchill Capital 29

4

Quantum sensors: ultra-precise measurement tools

Large government and commercial markets with near-term adoption

Precision

Distributed AI workloads require precise timing and synchronization

Renewable energy puts stress on power grid stability, necessitating accurate timekeeping

Quantum clocks use high-frequency atomic transitions, which shorten the "ticking"

Data center

Electric grid

Tiqker is 100x more precise than world timing standards, with rack-mounted form factor[1]

Reliability

Electronic warfare is a growing global threat to GPS vulnerability

Neutral-atom sensors enable precise measurements of acceleration, rotation, and gravity, without relying on external references

GPS denial & spoofing

Congested RF environments

Contested space domains

Versatility

Strategic communications use low frequency, requiring large, detectable receiver antennas

Multiple classical systems are needed across each communication channel

Rydberg atomic states enable extreme tunability and ultra sensitivity

Strategic communications

Maneuverable hypersonics

Multi-channel systems

QRF receivers can detect across full spectrum, replacing multiple classical antennas

30

Infleqtion | Churchill Capital

4 Quantum sensors: ultra-precise measurement tools Large government and commercial markets with near-term adoption Precision Reliability Versatility Distributed AI workloads require precise timing Electronic warfare is a growing global threat Strategic communications use low frequency, and synchronization to GPS vulnerability requiring large, detectable receiver antennas Renewable energy puts stress on power grid Communication networks are disrupted in the Multiple classical systems are needed across stability, necessitating accurate timekeeping presence of stronger signals each communication channel Neutral-atom sensors enable precise Quantum clocks use high-frequency Rydberg atomic states enable extreme measurements of acceleration, rotation, and atomic transitions, which shorten the tunability and ultra sensitivity gravity, without relying on external references “ticking” GPS denial Congested RF Contested Strategic Maneuverable Multi-channel Data center Electric grid & spoofing environments space domains communications hypersonics systems Tiqker is 100x more precise than world timing Sensing solutions that are not reliant on GPS QRF receivers can detect across full spectrum, (1) standards, with rack-mounted form factor for precision, navigation, and timing replacing multiple classical antennas Note: (1) “Tiqker Optical Clocks for Satellite Tracking, Ranging and Synchronization Systems” (2025). Churchill Capital 30

5
Our markets

Infleqtion

Ability to serve multiple large markets

Critical, growing applications in computing and precision sensing

Quantum computing

~$130B
2040 TAM(1)

Quantum sensing

~$30B
2040 TAM(1)

Infleqtion has sold & deployed multiple quantum computers

- Exponential processing power
- Breakthroughs in AI, national security, materials discovery, optimization, etc.
- Neutral atoms are positioned for scalable, fault-tolerant systems

Infleqtion has deployed quantum-enabled systems

- Ultra-precise measurement tools
- Applications in defense, navigation, communications, and enterprise
- Large government and commercial markets with near-term adoption

31
Infleqtion | Churchill Capital

5 Our markets Quantum Quantum computing sensing Ability to serve ~$130B ~$30B multiple (1) (1) 2040 TAM 2040 TAM large markets Critical, growing applications in computing and precision sensing Infleqtion has sold & deployed Infleqtion has deployed multiple quantum computers quantum-enabled systems • Exponential processing power • Ultra-precise measurement tools • Breakthroughs in AI, national security, • Applications in defense, navigation, materials discovery, optimization, etc. communications, and enterprise • Neutral atoms are positioned for • Large government and commercial scalable, fault-tolerant systems markets with near-term adoption Note: (1) As of June 2025 – McKinsey, Quantum Technology Monitor (2025). Churchill Capital 31

5

U.S. and allied nations are investing in quantum

National investment in quantum technology ($B)
China
Japan
United States of America
United Kingdom
Germany
South Korea
France
Canada
Russia
Sweden
Spain
(European Quantum Flagship)[2]
Netherlands
India
Singapore
Australia
Denmark
Israel
Finland
Italy
Taiwan
Austria
Switzerland
New Zealand
Hungary
Philippines
Brazil
South Africa
Qatar
Norway
Thailand
U.S. ~$8B
China ~$15B
Infleqtion
Well-positioned to capture substantive funding from U.S. and Allied Nations
~$60B[3] investments
China
Russia
In March 2025, China established a national fund to mobilize ~$140B of additional funding into cutting-edge fields, including quantum

32

Infleqtion | Churchill Capital

5 U.S. and allied nations are investing in quantum (1) Infleqtion is well-positioned; trusted by governments that have invested over $40 billion in quantum China Japan United States of America China United Kingdom China ~$15B Germany U.S. South Korea ~$8B France In March 2025, China Canada established a national fund to mobilize ~$140B Russia of additional funding Sweden into cutting-edge fields, Spain including quantum (2) (European Quantum Flagship) Netherlands India (3) Singapore Australia ~$60B Denmark Israel Well-positioned to capture Finland investments substantive funding from Italy Russia Taiwan U.S. and Allied Nations Austria Switzerland New Zealand Hungary Philippines Brazil South Africa Qatar Norway Thailand Source: As of July 9, 2025 – Qureca, Quantum Initiatives Worldwide (2025). Note: (1) Represents share of total investment by U.S. and Allied Nations as discussed further in source. (2) Represents European Quantum Flagship launched in 2018 by the European Commission. (3) Represents commitments from governments over various periods of time as discussed further in source. Churchill Capital 32 National investment in quantum technology ($B)

5

Our core technology is disrupting critical end markets today

Machine learning

Extending AI context windows and catalyzing next-gen models

Materials discovery

Atomic simulation accelerates material breakthroughs

Space and frontier

Space innovation enabled by quantum sensing

Energy optimization

Quantum defenses fortify energy systems

Defense and security

Next-gen sensing advances national security

Cybersecurity

Quantum innovation informs and bolsters tomorrow's protected networks

Our partners…

- Machine learning: NVIDIA; UKRI National Quantum Computing Centre; leap
- Materials discovery: NVIDIA; NREL National Renewable Energy Laboratory; CSL Behring
- Space and frontier: esa; NASA; JPL Jet Propulsion Laboratory California Institute of Technology
- Energy optimization: U.S. Department of Energy; comed An Exelon Company; EPRI
- Defense and security: U.S. Navy; U.S. Army; U.S. Air Force; SAIC; L3HARRIS; DARPA
- Cybersecurity: The Australian Army; SentinelOne

33

Infleqtion | Churchill Capital

5 Our core technology is disrupting critical end markets today Massive value creation opportunity that Infleqtion is well-positioned to capture Materials Machine Space and Energy Defense and Cybersecurity learning discovery frontier optimization security ✓✓✓✓✓ ✓ Quantum innovation informs Extending AI context windows Atomic simulation accelerates Space innovation enabled by Quantum defenses fortify Next-gen sensing advances and bolsters tomorrow’s and catalyzing next-gen models material breakthroughs quantum sensing energy systems national security protected networks Our partners… Churchill Capital 33

6
Our partners

Inflеqtion

Trusted quantum partner to leading institutions

Leading partners across diverse industries

Defense and Aerospace	Cybersecurity	Materials Discovery	Energy Optimization	Artificial Intelligence	Government Programs

NASA	NVIDIA	JPL Jet Propulsion Laboratory California Institute of Technology	State of Illinois
DARPA	L3HARRIS	SAIC	UKRI National Quantum Computing Centre
U.S. Department of Defense	Royal Navy	QINETIQ	Moonshot
U.S. Army	BAE Systems	comed An Exelon Company	Army
U.S. Navy	EPRI	NREL	leap
U.S. Air Force	ASCA Advanced Strategic Capabilities Accelerator	ARPAE	*and many more…*

34
Infleqtion | Churchill Capital

6 Our partners Leading partners across diverse industries Defense and Materials Energy Artificial Government Cybersecurity Aerospace Discovery Optimization Intelligence Programs Trusted quantum partner to leading State of Illinois institutions Sold multiple quantum computers and hundreds of quantum sensors & cores and many more… Note: Displayed partnerships are not exhaustive of all Infleqtion partnerships. Churchill Capital 34

6

Examples of our work

National Quantum Computing Centre

Sqale Superstaq

Inflegtion Leads the Way with First Quantum Computer Installation at NQCC

Applying quantum optimization to tackle challenges such as traffic management

NVIDIA Sqale

Infleqtion Delivers First Quantum Material Design Application Powered by Logical Qubits and NVIDIA CUDA-Q

Showcasing the technology's potential to tackle otherwise intractable computational challenges, such as the design of next-generation materials

ARPAE

Sqale

Infleqtion Secures $6.2M ARPA-E Award to Advance Quantum-Powered Energy Grid Optimization

Supports Infleqtion's ENCODE project, a pioneering initiative aimed at improving energy grid efficiency through quantum computing

NASA Exaqt

NASA Aims to Fly First Quantum Sensor for Gravity Measurements

Mission will deploy a compact quantum sensor aboard a spacecraft to map variations in Earth's gravitational field with unprecedented sensitivity

TECH CML

1st in the U.S. Army's xTechScalable AI competition for SAPIENT

Leveraging CML to improve navigation and intelligence capabilities

Awarded Navy AI contract for application to sensor data streams (QuIRC)

Applying CML-powered AI to enhance real-time RF signal processing

NetModX Sqywire

Infleqtion's Quantum RF Solution Excels at Army C5ISR NetModX23 Assessment

Demonstrated remarkable receiver sensitivity across a range of spectrums and reinforced potential to enhance modern military communications infrastructure

35

Infleqtion | Churchill Capital

Examples of our work 6 Infleqtion Leads the Way with First Infleqtion Delivers First Quantum Material Design Infleqtion Secures $6.2M ARPA-E Quantum Computer Installation at Application Powered by Logical Qubits and Award to Advance Quantum-Powered NQCC NVIDIA CUDA-Q Energy Grid Optimization Applying quantum optimization to tackle Showcasing the technology’s potential to tackle otherwise Supports Infleqtion’s ENCODE project, a challenges such as traffic management intractable computational challenges, such as the design of pioneering initiative aimed at improving energy next-generation materials grid efficiency through quantum computing CML NASA Aims to Fly First 1st in the U.S. Army’s Awarded Navy AI contract Infleqtion's Quantum RF Solution Quantum Sensor for xTechScalable AI for application to sensor Excels at Army C5ISR NetModX23 Gravity Measurements competition for SAPIENT data streams (QuIRC) Assessment Mission will deploy a compact quantum sensor Leveraging CML to improve Applying CML-powered AI to Demonstrated remarkable receiver sensitivity aboard a spacecraft to map variations in Earth’s navigation and intelligence enhance real-time RF signal across a range of spectrums and reinforced gravitational field with unprecedented sensitivity capabilities processing potential to enhance modern military communications infrastructure Churchill Capital 35

7

Our growth

Inflection

Commercial engine in place, driving rapid scale

3.0x uplift to $29M in LTM revenue[(2)]; ~$50M booked + awarded business[(4)]

Revenue trajectory

In $M, trailing twelve months by quarters

CEO transitioned in 2024 to drive Inflection's next phase of commercialization and growth
$29 million(2)
LTM as of 6/30/25
2Q'23 – 2Q'25
CAGR: ~80%
~$10 million(1)
LTM as of 12/31/2023
30
20
10
2Q 2023
3Q 2023
4Q 2023
1Q 2024
2Q 2024
3Q 2024
4Q 2024
1Q 2025
2Q 2025

$300M+ Customer pipeline[(3)]

~$50M Booked + awarded business (2025E)[(4)]

Recent Wins

- $6.2M ARPA-E award
- $11M APFIT award (U.S. Department of Defense)
- ~$50M Illinois partnership[(5)]

36

Inflection | Churchill Capital

7 Our growth Revenue trajectory In $M, trailing twelve months by quarters CEO transitioned in 2024 to drive (2) $29 million Infleqtion’s next phase of LTM as of 6/30/25 commercialization and growth 40 2Q‘23 – 2Q‘25 $300M+ CAGR: ~80% Commercial 30 Customer (3) pipeline engine in place, 20 driving rapid scale (1) ~$10 million ~$50M LTM as of 12/31/2023 10 (2) Booked + 3.0x uplift to $29M in LTM revenue ; awarded business (4) ~$50M booked + awarded business (4) (2025E) - 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2023 2023 2023 2024 2024 2024 2024 2025 2025 $6.2M $11M ~$50M Recent ARPA-E APFIT Illinois (5) Wins award award partnership Note: Financial information presented is preliminary, has not been audited, is based on information available to us only as of the date of this presentation, and is subject to change. (1) LTM revenue as of December 31, 2023. (2) LTM revenue as of June 30, 2025. (3) Represents potential customers identified as sales targets that are not yet under Churchill Capital 36 contract. (4) Reflects agreements and awarded business to date in 2025, representing potential multi-year value expected to be realized over time; figures are not a measure of current period revenue. (5) Reflects approximate total value of partnership, including $5M State of Illinois tax credit, company investments, salaries in Illinois, and state incentives.

7

Bringing quantum to a growing customer base

Development | **Commercialization**

Non-dilutive funding fuels R&D → ***Prototype development*** → ***Early adopter sales*** → ***Scale & manufacturing***

*Strategic partnerships and government grants **support core technology development***

DARPA, NASA, U.S. Department of Defense, esa, NIST, AFRL

__Commercializing tech__ via product development; securing design wins with __large market opportunities__

Sqywire

*Early commercial partnerships unlock **large market opportunities***

leidos

L3HARRIS™

THALES

*Core technology, supply chain, and manufacturing investments deliver **margin improvements***

Tiqker

Continued technological innovation

37

Infleqtion | Churchill Capital

7 Bringing quantum to a growing customer base Demonstrated ability to deliver quantum solutions to government, defense, and enterprise customers Development Commercialization Non-dilutive Prototype Early adopter Scale & funding fuels R&D development sales manufacturing Strategic partnerships and Commercializing tech via Early commercial Core technology, supply government grants support product development; partnerships unlock large chain, and manufacturing core technology securing design wins with market opportunities investments deliver margin development large market opportunities improvements Continued technological innovation Churchill Capital 37

8
Our opportunity

Infleqtion

Well-capitalized to accelerate our roadmap

Strong balance sheet today; going public supercharges our growth

Cash Operating Costs
Capex
Cash Opex[1]
$43
$33
$88
2024A[4]
LTM[3][4]
Cash on hand
(as of June 30, 2025)[4]
CHURCHILL CAPITAL X
Infleqtion
>$540 million of expected gross proceeds from transaction[2]

Today – private

- $88M on hand is expected to be sufficient for base roadmap execution
- Sensing products anticipated to generate cash to grow our quantum platform and reduce the need for new segment investments as computing scales

Tomorrow – once public

38
Infleqtion | Churchill Capital

8 Our opportunity Infleqtion operating cost vs. funding position Non-GAAP; in $M CHURCHILL CAPITAL X $88 Cash Operating Costs >$540 million of Well-capitalized expected gross $43 proceeds from $33 (2) to accelerate Capex transaction (1) Cash Opex our roadmap (4) (3)(4) 2024A LTM Cash on hand (4) (as of June 30, 2025) Strong balance sheet today; going public supercharges our growth Today – private Tomorrow – once public • $88M on hand is expected to be • Accelerate technology & product roadmap sufficient for base roadmap execution • Expand applications to new end markets, • Sensing products anticipated to unlocking additional use cases in AI, generate cash to grow our quantum National Security, space, and beyond platform and reduce the need for new • Scale customer adoption & ecosystem segment investments as computing partnerships scales Note: (1) Represents R&D and SG&A expenses net of SBC and D&A. See reconciliation table. (2) Includes Churchill X cash-in-trust of ~$416 million as of June 30, 2025 (assuming no shareholders exercise redemption rights to receive cash from the trust account at closing) plus >$125 million of incremental PIPE financing that is expected to Churchill Capital 38 close concurrent with the business combination (common equity PIPE priced at $10 per share). (3) LTM as of June 30, 2025. (4) Based on financials that are preliminary, have not been audited, are based on information available to us only as of the date of this presentation, and are subject to change.

Concluding remarks Compelling investment for public investors Attractive transaction structure ✓ (1) $1.8B entry valuation and >$540M of expected funding to drive shareholder value Clear technology and product leadership ✓ Industry-defining team with proven technical milestones and applications demonstrated with logical qubits (1 of 2 companies) Ability to serve multiple large markets ✓ (2) ~$160B market for advanced computing and precision sensing Well-capitalized to execute and drive shareholder value ✓ (3) (4) $29M revenue today with a clear path to meaningful growth ($300M+ of identified pipeline ) Note: (1) Includes Churchill X cash-in-trust of ~$416 million as of June 30, 2025 (assuming no shareholders exercise redemption rights to receive cash from the trust account at closing) plus >$125 million of incremental PIPE financing that is expected to close concurrent with the business combination (common equity PIPE priced at $10 per share). (2) As of June 2025 – McKinsey, Quantum Technology Monitor (2025).– Quantum Computing and Quantum Sensing TAM. (3) LTM revenue as of June 30, 2025. Infleqtion LTM revenue is based on C Ch hu ur rch chil ill l C Cap apit ital al 39 financials that are preliminary, have not been audited, are based on information available to us only as of the date of this presentation, and are subject to change. (4) Represents potential customers identified as sales targets that are not yet under contract.

Appendix

Board overview

Product portfolio

Financial reconciliations

Transaction information

40

Infleqtion | Churchill Capital

Appendix Board overview Product portfolio Financial reconciliations Transaction information Churchill Capital 40

Our Board

Infleqtion

World-class board supporting our growth

Board to be comprised of 7 Directors[(1)]

Cathy Lego
Board Chair

- *40+ years as a technology investor and Board Director*
- *Founder of Lego Ventures, investing in early-stage technology companies*
- *Board Director across major semiconductor and software companies*
- *BS in Economics and Biology, Williams College; MS in Accounting, NYU Stern*

Served on boards of...

Kristina Johnson
Board Member

- *Engineer, academic leader, and pioneer in photonic integrated systems*
- *2024 National Medal of Technology and Innovation Awardee; Member of the National Inventors Hall of Fame and Academy of Engineering*
- *Former President of the Ohio State University*
- *Former Under Secretary of Energy*
- *BS, MSEE, and PhD in Electrical Engineering, Stanford University*

Served on boards of...

David Singer
Board Member

- *Managing Partner at Maverick Ventures*
- *Founder and former CEO of multiple public biotech companies, including Affymetrix, Corcept Therapeutics, and Genesoft Pharmaceuticals*
- *BA in History, Yale University; MBA, Stanford University*

Served on boards of...

Dawn Meyerriecks
Board Member

- *Technology and national-security executive with leadership roles at NASA, AOL, DISA, CIA*
- *Leadership spanning technology development, program management, and agency modernization*
- *BSEE in Electrical Engineering and Business, Carnegie Mellon; MSCS in Computer Science, Loyola Marymount University*

Matt Kinsella
Board Member

- *Nearly 20 years of investing experience at Maverick Capital; led founding investment in Infleqtion*
- *Appointed as CEO in April 2024 to lead Infleqtion's next phase of growth and commercialization*
- *Board Director for key AI-enabled SaaS companies*
- *BBA in Finance, University of Notre Dame*

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Infleqtion | Churchill Capital

(1) Board to be comprised of 7 Directors Our Board Cathy Lego Kristina Johnson David Singer Dawn Meyerriecks Matt Kinsella Board Chair Board Member Board Member Board Member Board Member • 40+ years as a technology • Engineer, academic leader, • Managing Partner at • Technology and national- • Nearly 20 years of World-class board investor and Board Director and pioneer in photonic Maverick Ventures security executive with investing experience at integrated systems leadership roles at NASA, Maverick Capital; led AOL, DISA, CIA founding investment in • Founder of Lego Ventures, • Founder and former CEO • 2024 National Medal of supporting our Infleqtion investing in early-stage of multiple public biotech Technology and Innovation technology companies companies, including • Leadership spanning Awardee; Member of the Affymetrix, Corcept technology development, • Appointed as CEO in April National Inventors Hall of Therapeutics, and program management, 2024 to lead Infleqtion’s • Board Director across Fame and Academy of growth Genesoft Pharmaceuticals and agency modernization next phase of growth and Engineering major semiconductor and commercialization software companies • Former President of the Ohio • BA in History, Yale • BSEE in Electrical State University University; MBA, Stanford Engineering and • Board Director for key AI- • BS in Economics and • Former Under Secretary of University Business, Carnegie enabled SaaS companies Biology, Williams College; Energy Mellon; MSCS in Deep expertise in technology and markets MS in Accounting, NYU • BS, MSEE, and PhD in Computer Science, Loyola Stern • BBA in Finance, University Electrical Engineering, that are essential to our long-term success Marymount University of Notre Dame Stanford University Served on boards of… Served on boards of… Served on boards of… Note: (1) Board members shown reflect finalized Board membership for pro forma public entity; excludes 2 Directors pending selection. Churchill Capital 41

Appendix

Board overview

Product portfolio

Financial reconciliations

Transaction information

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Infleqtion | Churchill Capital

Appendix Board overview Product portfolio Financial reconciliations Transaction information Churchill Capital 42

Infleqtion

Product portfolio

Hardware and software engineered for commercial applications

Software

Superstaq
Proprietary operating system to force-multiply quantum hardware

Quantum App Development
Breakthrough algorithms for speedups in biotech, materials science, and optimization

Contextual Machine Learning
Accelerating AI today; scales beyond LLM ability to recognize patterns

Hardware

Compute

Sensing

Sqale
Neutral atom quantum computer

High-performance processing units

Tiqker
Next-generation atomic clock

GPS-independent, ultra-stable timing

Sqywire
Compact quantum RF receiver

Full-spectrum signals intelligence

Exaqt
Quantum inertial sensing

Precision motion and gravity sensing

Core

A quantum core underpins all products

Ultra-high vacuum and vapor glass cells

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Infleqtion | Churchill Capital

Quantum App Contextual Machine Development Learning Proprietary operating system Breakthrough algorithms for Accelerating AI today; to force-multiply quantum speedups in biotech, materials scales beyond LLM ability hardware science, and optimization to recognize patterns Compute Sensing Product Neutral atom Next-generation Compact quantum Quantum inertial quantum computer atomic clock RF receiver sensing portfolio Hardware and software engineered for commercial applications High-performance GPS-independent, Full-spectrum Precision motion processing units ultra-stable timing signals intelligence and gravity sensing A quantum core underpins all products Ultra-high vacuum and vapor glass cells Churchill Capital 43 Core Hardware Software

Core

Quantum cores

Quantum Cores

Compact atom-control cores simplifying advanced quantum experimentation and deployment

Used across all our computing and sensing hardware

Chip-scale, rugged devices suitable for real-world deployment

16 years

Essential components for development of quantum computers and sensors

Supplies both neutral atom & trapped ion cores

Vacuum Cells

Atomic Prisms

Cold Atom Source Cells

Magneto- Optical Trap Systems

miniMOT V2

miniMOT Package

doubleMOT

RuBECi

Physics Platform

Coil assemblies

MOT Coil Assembly

2D+ MOT Magnet Assembly

4-Channel Coil Driver

Tri Coil Assembly

Plug and Play Solutions

Coil PICAS

Fixed PICAS

Ion Traps

Cryogenic Ion Trap Package

Compact Ion Trap Package

Underlying Quantum Core Technology

37
Rb
Rubidium
85.468
55
Cs
Cesium
132.91

q
q
q
q

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Infleqtion | Churchill Capital

Core Quantum cores High-precision components for quantum systems; foundational to all Infleqtion hardware Essential components for development of quantum computers and sensors Underlying Quantum Core Technology Compact atom-control Supplies both neutral atom & trapped ion cores Lasers and magnetic fields cool and manipulate atoms, creating highly stable quantum states cores simplifying advanced Vacuum Cells Magneto- Optical Trap Systems quantum experimentation and deployment miniMOT V2 miniMOT Package Used across all our computing and sensing hardware Atoms confined in a small ultra-high vacuum cell to create quantum Atomic Cold Atom Prisms Source Cells Physics cores doubleMOT RuBECi Platform q q Chip-scale, rugged Coil assemblies Plug and Play Solutions Ion Traps devices suitable for real- q q world deployment Package cold-atom quantum effects into chip-scale, rugged devices MOT Coil 2D+ MOT Cryogenic Ion Trap Assembly Magnet Assembly Coil PICAS Package suitable for real-world deployment 16 years as a trusted supplier of high- precision components to the quantum industry worldwide 4-Channel Tri Coil Fixed PICAS Compact Ion Coil Driver Assembly Trap Package Churchill Capital 44 44

Hardware built to address computing and sensing applications

Hardware

Quantum Compute | **Quantum Sensing**

Sqale

Quantum Computing

Neutral atom quantum computers for scalable, high-performance use

Tiqker

Atomic Clocks

High-precision atomic clocks for commercial and defense markets

Sqywire

RF Receivers

Compact quantum RF systems for full-spectrum signals intelligence

Exaqt

Inertial Sensors

Deployable quantum platforms for PNT and gravitational sensing applications

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Infleqtion | Churchill Capital

g n s i t r s s u o k r p s c e n m o v l e i o e C S C c Hardware Hardware built to address computing and sensing applications Neutral atoms provide the flexibility to address two massive markets Quantum Compute Quantum Sensing c Compact quantum RF Deployable quantum High-precision atomic Neutral atom quantum systems for full- platforms for PNT and clocks for commercial computers for scalable, spectrum signals gravitational sensing and defense markets high-performance use intelligence applications • All four technologies are built from the same source – neutral atom architecture • Neutral atoms serve as nature’s ideal qubits – identical, stable, and highly controllable • A shared foundation enables performance breakthroughs across sensing and computing • Systems scale efficiently across products, industries, and commercial markets Churchill Capital 45 l c e a i m R i m t u r o F t e t n R n A a I u Q

Hardware

Sqale: flagship quantum computer

Neutral atom qubits

Sqale

***Integrated with Superstaq and NVIDIA CUDA-Q**, Sqale enables hybrid quantum-classical workflows across research and enterprise customers*

Quantum Processing Unit (QPU)

Quantum computer layout

Identical Qubits

Uniformity of neutral atoms enables **consistent, scalable control**

Room Temperature Operation

Simpler, cheaper deployment without dilution refrigeration

High Fidelity

Less susceptible to environmental noise, with **99.73% two-qubit fidelity**

Scalability

Record-breaking neutral atom array achieved by Infleqtion

Upgradability

Modular system design enables seamless upgrades

Reconfigurability

Laser-controlled site arrangement allows for **dynamic algorithms**

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Infleqtion | Churchill Capital

Hardware Sqale: flagship quantum computer Neutral atom computer offers a scalable, high-fidelity platform for advanced quantum computing Identical Qubits Room Temperature Operation Uniformity of neutral atoms enables Simpler, cheaper deployment consistent, scalable control without dilution refrigeration Neutral atom qubits High Fidelity Scalability Less susceptible to environmental noise, Record-breaking neutral atom with 99.73% two-qubit fidelity array achieved by Infleqtion Quantum Integrated with Superstaq and Processing NVIDIA CUDA-Q, Sqale enables Unit (QPU) hybrid quantum-classical workflows across research and enterprise customers Upgradability Reconfigurability Modular system design Laser-controlled site arrangement enables seamless upgrades allows for dynamic algorithms Quantum computer layout Churchill Capital 46

Hardware

Sqale: pioneer in quantum driven applications

Continuous advancement of logical qubits

Quantum Computing

8 Logical Qubits

Decryption

6 Logical Qubits

Materials Science

2 Logical Qubits

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Infleqtion | Churchill Capital

Hardware Sqale: pioneer in quantum driven applications Demonstrations performed on Sqale represent industry firsts across multiple sectors Continuous advancement of logical qubits Quantum Computing 8 First proof-of-concept demonstration of instant entanglement Logical Qubits (constant depth) with logical qubits Decryption 6 First demonstration of Shor's Algorithm (decryption) with Logical Qubits logical qubits Materials Science 2 First time a demonstration of a materials science quantum Logical Qubits application has been performed on logical qubits (1) Churchill Capital 47

Hardware

Tiqker: high-precision atomic clock

Tiqker

Optical atomic clocks delivering high precision and holdover for commercial and defense markets

50x

more stable at 10-second averaging time

1000x

faster to 10^{-13} frequency stability

Compared with standard cesium beam references

Pathway to size down form factor

Form factor size

Gen 1 – Tiqker Prime

Currently available in robust, highly stable, 3U form factor

Gen 2 – Tiqker HD

Mounted, mobile, assured PNT, Ruggedized form factor

Gen 3 – Tiqker Blade

Card-scale form factor and pricing, enabled by PIC acquisition

Addressing key bottlenecks across:

GPS-Denied Navigation

- GPS/GNSS spoofing and jamming is pressing global issue in warzones
- Many transportation industries operate in areas of weak signals

Wireless Networks

- GNSS/PTP timing insufficient for higher data density
- Improvement in precision vs. timing reference in current GPS/GNSS

Data Centers

- Data center volumes scaling rapidly
- Data centers require grandmaster clocks so every server runs on the exact same, ultra-accurate time (synced to GPS/UTC)

Optical Networking

- Optical data needs growing rapidly
- Very fast switching requires precise synchronization and clocking (< ps)

Additional applications include:

- Smart Grid
- Wireless Broadband
- Financial Timestamping
- Scientific Test & Measurement
- Radio Astronomy
- Autonomous Platforms
- Sensor Networks & IoT
- National Timekeeping & Clock Ensembles

and more…

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Inflection | Churchill Capital

Hardware Tiqker: high-precision atomic clock Addressing key bottlenecks in data centers, communication networks, and navigation systems Addressing key bottlenecks across: Pathway to size down form factor GPS-Denied Navigation Wireless Networks Form factor size • GPS/GNSS spoofing and jamming is • GNSS/PTP timing insufficient for Optical atomic clocks pressing global issue in warzones higher data density delivering high precision and • Many transportation industries • Improvement in precision vs. timing holdover for commercial and Gen 1 – Tiqker Prime operate in areas of weak signals reference in current GPS/GNSS Currently available in robust, defense markets highly stable, 3U form factor Data Centers Optical Networking 50x more stable at • Data center volumes scaling rapidly • Optical data needs growing rapidly • Data centers require grandmaster • Very fast switching requires precise 10-second averaging time Gen 2 – Tiqker HD clocks so every server runs on the synchronization and clocking (< ps) Mounted, mobile, assured exact same, ultra-accurate time PNT, Ruggedized form (synced to GPS/UTC) factor 1000x -13 faster to 10 Additional applications include: frequency stability • Smart Grid • Radio Astronomy Gen 3 – Tiqker Blade • Wireless Broadband • Autonomous Platforms Compared with standard cesium Card-scale form factor and pricing, beam references • Financial Timestamping • Sensor Networks & IoT enabled by PIC acquisition • Scientific Test & Measurement • National Timekeeping & Clock Ensembles and more… Churchill Capital 48

Hardware

Sqywire: quantum RF receiver for full-spectrum signals intelligence

Sqywire

Quantum radio-frequency sensors and receiver systems, delivering next generation RF capabilities in small, rugged, form-factor systems

- Ultra-sensitive RF receiver
- Low power requirements
- Compact form factor
- Broadband tunability from kHz to THz
- Robust against jamming

Enabling RF Convergence

L3Harris Falcon III Manpack Radio with Low & High-Band Antennas	*R2S Intrepid 300S*	*Samsung Massive MIMO 16Tx 16Rx*	*ESS Weathertech Ranger Weather Radar*	*Starlink User Terminal*
HF / VHF / UHF	L/S- Band	C - Band	Ku / K-Band	X - Band

dc and kHz regimes ← → Mm-Wave and sub-mm Wave

Single ultra-broadband tunable receiver replaces all of these systems

QRF Sensor + Single Rack | **QRF Aperture + Half Rack** | **QRF Aperture + Integrated Photonics & Electronics**

Form factor size →

Transformative impact in

Defense & Security

- Need for reliable communications and signal monitoring over a broad spectrum in contested environments
- Provides ultrawideband spectrum coverage with adaptive, waveform-agnostic operation

Commercial Spectrum

- Commercial spectrum is limited and expensive
- Enables compact, massive MIMO communications systems; tunability and sensitivity supports longer-term evolution to 6G

Satellite Communication

- Need for next generation lower power and maintenance receivers for existing satellite ground stations
- Enables more compact, sensitive, and highly selective receivers

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Infleqtion | Churchill Capital

Hardware Sqywire: quantum RF receiver for full-spectrum signals intelligence Assured frequency access and spectrum utilization for national security and commercial applications Transformative impact in Enabling RF Convergence Defense & Security Quantum radio-frequency • Need for reliable communications and signal monitoring over a broad spectrum in sensors and receiver systems, L3Harris Falcon contested environments Samsung delivering next generation RF R2S ESS Weathertech Starlink III Manpack Radio • Provides ultrawideband spectrum coverage Massive MIMO Intrepid 300S Ranger Weather User Terminal with Low & High- capabilities in small, rugged, 16Tx 16Rx with adaptive, waveform-agnostic operation Radar Band Antennas form-factor systems HF / VHF / UHF L/S- Band C - Band Ku / K - Band X - Band Commercial Spectrum dc and kHz Mm-Wave and regimes sub-mm Wave Ultra-sensitive RF receiver • Commercial spectrum is limited and expensive Single ultra-broadband tunable receiver • Enables compact, massive MIMO replaces all of these systems communications systems; tunability and Low power requirements sensitivity supports longer-term evolution to 6G Compact form factor Satellite Communication Broadband tunability from kHz to THz • Need for next generation lower power and QRF Sensor + QRF Aperture + QRF Aperture + maintenance receivers for existing satellite Single Rack Half Rack Integrated Photonics ground stations Robust against jamming & Electronics • Enables more compact, sensitive, and highly selective receivers Form factor size Churchill Capital 49

Hardware

Exaqt: powering precision motion and gravity sensing

Exaqt

High-resolution gravitational sensing for navigation, exploration, and security applications

10x

Improved sensitivity

10-100x

Improved ultra-low bias and scaling drifts

Expected improvement compared with current classical state-of-art[(1)]

Pathway to size down form factor

Form factor size

Gen 1 – Mobile Demo

Gen 2 – Deployable System

Gen 3 – Compact

Size compactness enabled by PIC integration

The need for reliable PNT is everywhere…

National Security
Natural Resources
Navigation
Climate Behavior Monitoring
Autonomous Vehicles

…Inflegtion technology provides the solution

Examples of real-world deployments / tests

NASA | JPL Jet Propulsion Laboratory California Institute of Technology

JPL CAL Program

First quantum lab in space – since 2017

Atom interferometry on the ISS

BAE SYSTEMS | UKRI Innovate UK | PA | Fraunhofer UK | ALTER Technology | Caledonian Photonics | RedWave Labs

2024 Quantum PNT flight trials

First ever plane flight demo of a BEC

First ever flight demo of commercial optical clock

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Infleqtion | Churchill Capital

Hardware Exaqt: powering precision motion and gravity sensing Rugged, deployable quantum systems for PNT and gravitational sensing use cases The need for reliable PNT is everywhere… Pathway to size down form factor Natural Climate Behavior Autonomous Form factor National Security Navigation Resources Monitoring Vehicles size High-resolution gravitational sensing for navigation, exploration, and Gen 1 – Mobile Demo security applications Matches classical state-of-art but with more stability / accuracy …Infleqtion technology provides the solution 10x Inertial sensing based on cold atoms to enable long-duration strategic-grade dead- Improved reckoning navigation • Sensing elements (atoms) are all identical, perfectly reproducible, and do not sensitivity Gen 2 – Deployable System age or wear • Absolute measurements eliminates calibration 10x stability and accuracy improvement over classical state- • High sensitivity with ultra-low bias and scaling drifts 10-100x of-art Examples of real-world deployments / tests Improved ultra-low bias and scaling drifts Expected improvement Gen 3 – Compact compared with current classical Size compactness enabled by PIC (1) state-of-art JPL CAL Program 2024 Quantum PNT flight trials integration First quantum lab in space – since 2017 First ever plane flight demo of a BEC Atom interferometry on the ISS First ever flight demo of commercial optical clock Note: (1) Stray, B., Bosch-Lluis, X., Thompson, R. et al. – “Quantum gravity gradiometry for future mass change science” (2025). Churchill Capital 50

Software

Software: supercharges every layer of the computing stack

Application Layer

Middleware Layer

Translates traditional code into quantum language, applicable to all modalities

Hardware Layer

Directs operations to best-suited subset of hardware to optimize performance

APPLICATION
ALGORITHM
COMPILATION
CONTROL
HARDWARE
Superstaq

Hardware-agnostic software platform operational across modalities

Enables quantum programming in any source language using any existing developer tools

Trapped Ion
Spin qubits
Neutral Atom
Superconducting
q

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Infleqtion | Churchill Capital

Software Software: supercharges every layer of the computing stack Built to ensure performance boosts, error correction, and productivity enhancement at every stage < / > APPLICATION Application Layer Quantum software as a force multiplier for both GPU- and QPU-enabled applications ALGORITHM Hardware-agnostic software platform operational across Middleware Layer modalities COMPILATION Translates traditional code into Enables quantum programming in any quantum language, applicable to source language using any existing all modalities developer tools CONTROL Hardware Layer Directs operations to best-suited q subset of hardware to optimize q performance q HARDWARE q q Churchill Capital 51

Software

Middleware layer: Superstaq is the force multiplier for QPUs

Performance boost for quantum processing units

Superstaq core capabilities:

- ✓ **Cross-layer optimization** via deep optimization techniques
- ✓ Enhanced execution, driving **10x performance gains**
- ✓ Advanced, next-generation **error mitigation**
- ✓ **“Write once, run everywhere”** functionality
- ✓ **Open APIs**, allowing integration into quantum-classical workflows
- ✓ Native support for both main quantum programming languages – enabling **use across the full customer spectrum**

Neutral Atom
Entanglement

4x reduction in error (1)

Equivalent Two-Qubit Error
6.0%
4.0%
2.0%
0.0%
Baseline
Superstaq

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Infleqtion | Churchill Capital

Software Middleware layer: Superstaq is the force multiplier for QPUs Flagship quantum software optimizes quantum program execution across a diverse set of backends Performance boost for quantum processing units Superstaq core capabilities: Neutral Atom ✓ Cross-layer optimization via deep optimization Entanglement techniques (1) 4x reduction in error ✓ Enhanced execution, driving 10x performance gains Equivalent Two-Qubit Error ✓ Advanced, next-generation error mitigation 6.0% ✓ “Write once, run everywhere” functionality 4.0% Open APIs, allowing integration into quantum- ✓ classical workflows 2.0% Native support for both main quantum ✓ programming languages – enabling use across 0.0% the full customer spectrum Baseline Superstaq Note: (1) Campbell et al. – “Superstaq: Deep Optimization of Quantum Programs” (2023). Churchill Capital 52

Software

Application layer: quantum application development

High-impact, practical quantum applications possible today

Making quantum computing practical, scalable, and accessible

Utility in scientific and commercial domains:

Materials design

Defense and security

Advanced signal processing

Finance, energy, and supply chain

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Infleqtion | Churchill Capital

Software Application layer: quantum application development High-impact, practical quantum applications possible today Making quantum computing practical, scalable, and accessible Utility in scientific and commercial domains: Materials design Defense and security ✓ • Libraries and modules for implementing advanced quantum algorithms ✓ • End-to-end application workflows • Growing library of application modules to support ✓ developers’ quantum algorithms Advanced signal Finance, energy, • Program routing through Superstaq to optimize ✓ processing and supply chain and compile circuits for specific hardware targets • Application deployment on quantum hardware or ✓ cloud for global access to technology Churchill Capital 53

Appendix

Board overview

Product portfolio

Financial reconciliations

Transaction information

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Infleqtion | Churchill Capital

Appendix Board overview Product portfolio Financial reconciliations Transaction information Churchill Capital 54

(1) Non-GAAP reconciliation to cash operating expenses Reflects latest estimates (2) $M 2024A LTM R&D expense $22 $17 SG&A expense 23 18 Total operating expenses $44 $35 (-) SBC (1) (2) (-) D&A (2) (3) Cash operating expenses $41 $31 Capital expenditures $2 $1 Total cash uses $43 $33 Note: Figures depicted are rounded, and totals may not sum precisely. (1) Based on financials that are preliminary, have not been audited, are based on information available to us only as of the date of this presentation, and are subject to change. (2) Reflects twelve months ending June 30, 2025. Churchill Capital 55

Appendix

Board overview

Product portfolio

Financial reconciliations

Transaction information

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Infleqtion | Churchill Capital

Appendix Board overview Product portfolio Financial reconciliations Transaction information Churchill Capital 56

Proposed transaction overview Infleqtion is valued at a pre-money equity value of $1.8 billion; 100% of net transaction proceeds to fund growth Sources $M % Shares % Assumes $10 per share (millions) Ownership (1)(2) Churchill X cash in trust 416 17% (3) Existing Infleqtion shareholders 182.0 74% (3) Existing Infleqtion shareholders 1,800 74% (2)(6) Churchill X shareholders 52.1 21% (4) Infleqtion cash on balance sheet 88 4% (7) PIPE investors 12.7 5% (7)(9) PIPE investment 127 5% Total 246.7 100% Total Sources 2,430 100% Transaction highlights • Pre-money equity value of $1.8 billion, an attractive entry point given long-term growth outlook and public Uses $M % benchmarks (1)(2)(5) • Transaction supported by >$125 million of incremental financing via a common stock PIPE raised at the Cash to balance sheet 595 24% transaction value from leading existing and new institutional investors • No cash to Infleqtion shareholders – will roll 100% of existing shares (3) Existing Infleqtion shareholders 1,800 74% • All existing Infleqtion shareholders’ and Churchill X’s sponsor shares will be subject to a 180-day lock-up (8) following closing of the business combination Illustrative fees and expenses 35 1% • Assumes a single class of shares for all shareholders • Infleqtion is a well-capitalized business today with $88 million of cash on hand; transaction proceeds to be Total Uses 2,430 100% used to accelerate the next phase of growth Note: Percentages reflect rounding and may not sum to 100%. (1) CCCX cash-in-trust was ~$416 million as of June 30, 2025. For illustrative purposes only and not accounting for additional accrued interest on cash in trust, which would increase trust value per share at close. (2) Assumes no CCCX shareholders exercise redemption rights to receive cash from trust account at closing. (3) Proposed pre-money equity value. Pre-money equity value to convert at $10.00 / share at close of the business combination. Includes the dilutive impact of existing equity incentive awards and options. (4) Represents cash on balance sheet as of June 30, 2025. Based on financials that are preliminary, have not been audited, are based on information available to us only as of the date of this presentation, and are subject to change. (5) CCCX cash-in-trust plus PIPE investment and Infleqtion cash less illustrative fees / expenses. (6) Includes all outstanding CCCX Class A shares and 10.35mm Class B founder shares. Includes Churchill Capital 57 impact of sponsor loan conversion. Excludes ~10.35mm CCCX public warrants and ~0.075mm private placement warrants. (7) Incremental PIPE financing that is expected to close concurrent with the business combination (common equity PIPE priced at $10 per share). (8) Subject to potential early release based on volume-weighted average trading price of post-closing company’s common stock. (9) Based on PIPE commitments expected at the time of BCA signing.

Risk factors (1/2) The below list of risk factors has been prepared solely for purposes of the proposed private placement transaction (the “Private Placement”) as part of the proposed business combination of Churchill Capital Corp X. (“Churchill”) and ColdQuanta, Inc. (d.b.a. Infleqtion) (the “Business Combination”), and solely for potential investors in the Private Placement, and not for any other purpose. All references to “Infleqtion,” the “Company,” “we,” “us” or “our” refer to the business of ColdQuanta, Inc. and its consolidated subsidiaries. The risks presented below are certain of the general risks related to the business of the Company, the Private Placement and the Business Combination, and such list is not exhaustive. The list below is qualified in its entirety by disclosures contained in future documents filed or furnished by the Company and Churchill, with the U.S. Securities and Exchange Commission (“SEC”), including the documents filed or furnished in connection with the proposed transactions between the Company and Churchill. The risks presented in such filings will be consistent with those that would be required for a public company in its SEC filings, including with respect to the business and securities of the Company and Churchill and the proposed transactions between the Company and Churchill, and may differ significantly from and be more extensive than those presented below. Investing in securities (the “Securities”) to be issued in connection with the Business Combination involves a high degree of risk. You should carefully consider these risks and uncertainties, together with the information in the Company’s consolidated financial statements and related notes, and should carry out your own due diligence and consult with your own financial and legal advisors concerning the risks and suitability of an investment in the Private Placement, before making an investment decision. There are many risks that could affect the business and results of operations of the Company, many of which are beyond its control. If any of these risks or uncertainties occurs, the Company’s business, financial condition and/or operating results could be materially and adversely harmed. Additional risks and uncertainties not currently known or those currently viewed to be immaterial may also materially and adversely affect the Company’s business, financial condition and/or operating results. If any of these risks or uncertainties actually occurs, the value of the Company’s equity securities may decline, and any investor in the Offering may lose all or part of its investment. Risks Related to Our Business Capital Requirements and Cost Fluctuations. Our business and our future plans for expansion are capital-intensive, and the specific timing of cash inflows and outflows may fluctuate substantially from period to period. Our operating plan may change because of factors currently unknown, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. Such financings may result in dilution to our stockholders, issuance of securities with priority as to liquidation and dividend and other rights more favorable than common stock, imposition of debt covenants and repayment obligations or other restrictions that may adversely affect our business. Development. Our technical roadmap and plans for future commercialization include technology that is not yet available for customers and may never become available or meet desired technical specifications. For example, we have not produced a commercially scalable quantum computer or quantum sensing product, and we face significant barriers in our continued development efforts. If we cannot successfully overcome those barriers, our business will be negatively impacted. Competition. Even if we are successful in developing quantum computing systems, and other products within our pipeline, and executing our strategy, competitors in the industry may achieve technological breakthroughs that render our quantum technology obsolete or inferior to other products. Our Industry. The quantum technology industry is in its early stages and volatile, and if it does not develop, if it develops slower than we expect, if it develops in a manner that does not require use of our quantum solutions, if it encounters negative publicity or if our solutions do not drive commercial engagement, the growth of our business will be harmed. Strategic Partners. If we are unable to maintain our current strategic partnerships, including relationships with certain prime contractors, or we are unable to develop future collaborative partnerships, our future growth and development could be negatively impacted. Certain of our strategic development and partnership arrangements or expected strategic partnerships could be terminated or may not materialize into contract partnership arrangements on a long-term basis or at all. We may also not be able to successfully engage target customers or convert early trial deployments of our technology into meaningful orders in the future. Third Parties. We depend on, and anticipate that we will continue to depend on, various third-party suppliers, contractors, and strategic partners in order to sustain and grow our business. Our ability to commercialize and scale our neutral atom quantum products is dependent also upon components we must source from electronics, optics and other industries. Shortages or supply interruptions in any of these components will adversely impact our financial performance. Licensing. Licensing of intellectual property is of critical importance to our business. For example, we license patents (some of which are foundational patents) and other intellectual property from the Regents of the University of Colorado (the “University”), on both exclusive and non-exclusive bases. If the license agreements with the University terminate, become non-exclusive or if any of the other agreements under which we acquired or licensed, or will acquire or license, material intellectual property rights is terminated, we could lose our rights to use key technologies to develop and operate our business. In addition, our intellectual property often results from the performance of complex agreements that are subject to interpretation. Churchill Capital 58

Risk factors (2/2) Risks Related to the Private Placement Capital Raise. There can be no assurance that we will be able to raise the anticipated ~$125 million in the Private Placement, or that the amount of funds raised in the Private Placement will be sufficient to consummate the Business Combination or for use by the combined company following the Business Combination (the “Combined Company”) Voting Power. The issuance of shares of the Combined Company’s securities in connection with the Private Placement will dilute the voting power of the Combined Company’s shareholders. Risks Related to the Business Combination Transaction Costs. Both Churchill and we will incur significant transaction costs in connection with the Business Combination. Contingencies of Business Combination. The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed. Key Personnel. The ability to successfully effect the Business Combination and the Combined Company’s ability to successfully operate the business thereafter will be largely dependent upon the efforts of certain of our key personnel, all of whom we expect to stay with the Combined Company following the Business Combination. The loss of such key personnel could negatively impact the operations and financial results of the combined business. Redemption. If a significant number of shares of Churchill’s common stock is elected to be redeemed in connection with the Business Combination, the stock ownership of the Combined Company will be highly concentrated, which will reduce the public “float” and may have a depressive effect on the market price of the common stock of the combined company. Redemptions will also reduce the amount of capital available to the Combined Company following the Business Combination. Value of Securities. If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of Churchill’s securities or, following the consummation of the Business Combination, the value of the Combined Company’s securities, may decline. Stock Exchange Approval. There can be no assurance that the Combined Company’s securities will be approved for listing on the chosen stock exchange or that the Combined Company will be able to comply with the continued listing standards of such stock exchange. Conflicts of Interest. Some of Churchill’s officers and directors may have conflicts of interest that may influence or have influenced them to support or approve the Business Combination without regard to your interests or in determining whether we are an appropriate target for Churchill’s initial business combination. Legal Proceedings. Legal proceedings in connection with the Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the Business Combination. Compliance with Laws. Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect us and the Combined Company’s business, including Churchill, and our ability to consummate the Business Combination, and results of operations. Churchill Capital 59

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